CarterHoltHarvey

05011923

640 Great South Road
Manukau City
Private Bag
92-106
Auckland
New Zealand
Telephone
64 9 262 6000
Facsimile
64 9 262 6099

www.chh.com

17 October 2005

SEC MAIL PROCESSING RECEIVED OCT 1 9 2005 WASH., D.C. 199 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

Attention: Mr Michael Coco

SUPPL

Re: Carter Holt Harvey Limited
12g3-2(b) Information
File No. 82-34900

Dear Sir

Enclosed please find information that Carter Holt Harvey Limited ("CHH") is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and
- that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that CHH is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +64-9-262-6089.

Yours sincerely

PROCESSED
OCT 2 1 2005
THOMSON
FINANCIAL

Shehnaz Hajati
Manager - Company Secretarial

shehnaz.hajati@chh.co.nz

CARTER HOLT HARVEY LIMITED

FILE NUMBER 82-34900

Information and documents made public, distributed to Shareholders or filed with NZX, ASX, Companies Office or ASIC from 17 Sept 2005 to 14 Oct 2005

Date	Document	Tab
14 October 2005	Offer extended by 3 weeks	1
13 October 2005	Substantial Security Holder Notice from Rank Group	2
13 October 2005	Carter Holt receives variation Notice from Rank Group Investments	3
12 October 2005	Substantial Security Holder Notice from Rank Group	4
10 October 2005	Substantial Security Holder Notice from Rank Group	5
10 October 2005	Change of Directors' Interest Notices	6
7 October 2005	Substantial Security Holder Notice from Rank Group	7
4 October 2005	Director Independence Determination	8
4 October 2005	Staff Share Purchase Schemes	9
4 October 2005	Changes to Carter Holt Harvey Board	10
3 October 2005	Directors Disclosure of Relevant Interests & Change of Directors' Interests Notices	11
3 October 2005	Completion of Carter Holt Harvey Forest sale	12
27 September 2005	Directors Disclosure of Relevant Interests & Change of Directors' Interests Notices	13
23 September 2005	Directors Disclosure of Relevant Interests	14
23 September 2005	Initial Directors' Interest Notices	15
23 September 2005	Final Directors' Interest Notices	16
22 September 2005	Moody's downgrades Carter Holt Harvey	17
21 September 2005	Confirm despatch of Target Company Statement	18
21 September 2005	CAH Application for Rulings in respect of listing rule 10.1.1	19
21 September 2005	Change to Carter Holt Harvey Board of Directors include filing with CO & ASIC	20
21 September 2005	Substantial Security Holder Notices from Rank Group & Ngahere Aotearoa	21
21 September 2005	Directors Disclosure of Relevant Interests	22
20 September 2005	Carter Holt Harvey Forest sale goes unconditional	23
	Rank Group Offer documents to shareholders	24

RANK GROUP INVESTMENTS LIMITED

LEVEL TWELVE 132-138 QUAY STREET PO BOX 3515 AUCKLAND NEW ZEALAND
TELEPHONE (64-9) 366 6259 FAX (64-9) 366 6263

14 October 2005

Dear Carter Holt Harvey Shareholder

OFFER EXTENDED BY 3 WEEKS

Rank Group Investments Limited has received overwhelming support for its offer for Carter Holt Harvey shares, with shareholders holding nearly 70% of the company accepting the offer. Accordingly, Rank has decided to vary its offer by extending the closing date by 3 weeks to **Thursday, 3 November 2005**.

This provides you with the appropriate opportunity to consider the merits of the offer and accept for your shareholding.

Why you should Accept this Offer

- **$2.50 is a very attractive price**
- **Over 10,000 shareholders have already accepted Rank's offer**
- **These shareholders have sold nearly 900 million shares to Rank**
- **Rank now holds nearly 70% of the shares in Carter Holt Harvey**
- **Sharemarket conditions in New Zealand and Australia have weakened**
- **During the last two weeks the share price has traded below the offer price of $2.50 and, in the absence of the price support provided by the offer, could fall significantly. Why?**
  - **Carter Holt Harvey announced its second profit downgrade in 5 months**

    "... the price recovery in some of the company's key products in the third quarter has not materialised ... " - CHH announcement to NZX on 12 September 2005
  - **Continuing difficult trading conditions**
  - **Strike action by workers**
- **Carter Holt Harvey Independent Directors warned that the share price may trade below $2.50 in the absence of the offer**

  "Until the Offer closes, shareholders effectively will have had a 'put option' that allows the sale of CHH shares to Rank at $2.50. The value of this option may be factored into the current share price. At the end of the Offer period this option will no longer exist and the loss of this option may have a negative impact on the share price ... It is therefore possible that retaining CHH shares will produce a lower value outcome than accepting the Offer."

  - CHH Independent Directors Recommendation, page 4
- **$2.50 offer price will not be increased**
- **Simple cash offer – payment within 3 business days**
- **No brokerage payable by accepting shareholders**

I encourage your acceptance by signing and returning the Acceptance and Transfer Form attached.

Yours faithfully

Graeme Hart
Director

RANK GROUP INVESTMENTS LIMITED

OFFER FOR ORDINARY SHARES IN CARTER HOLT HARVEY LIMITED

ACCEPTANCE AND TRANSFER FORM

Shareholder/Transferor (the **Transferor**)

Holder Number or CSN

Number of CHH Shares

Total Consideration (at $2.50 per CHH Share)

ACCEPTANCE OF OFFER

By signing this form the Transferor, for the consideration stated above, hereby:

(a) accepts the Offer dated 14 September 2005 by Rank Group Investments Limited (**Rank**) for the ordinary shares described above in Carter Holt Harvey Limited (**Carter Holt Harvey**) held by the Transferor (the **CHH Shares**) and, subject to the terms of the Offer (including paragraph 4.6 of the Offer), transfers title to the CHH Shares to Rank; and

(b) as set out on the reverse of this form, appoints Rank the attorney of the Transferor.

Rank agrees to take the CHH Shares subject to the terms of the Offer.

METHOD OF PAYMENT

Payment will be made by either electronic transfer directly into the Transferor's bank account, or by cheque. Please select a Method of Payment by ticking the appropriate box below. Note that all payments will be made in New Zealand dollars.

Method of Payment (please tick one): ☐ **CHEQUE** ☐ **ELECTRONIC TRANSFER**

Note: If you do not select a Method of Payment, or the details that you provide are not sufficient to effect an electronic transfer, you will be paid by cheque.

Electronic Transfer Details: Please complete the details below if you wish to be paid by electronic transfer.

If you have previously provided bank account details to Carter Holt Harvey's share registrar, Computershare Investor Services Limited, and you want your payment made to that account, please tick here: ☐ **USE MY EXISTING ACCOUNT DETAILS**

Otherwise, complete the details below.

Account Name: ____________________

NZ Bank Account Number: ☐☐ ☐☐☐☐ ☐☐☐☐☐☐☐ ☐☐

Overseas Bank Account Number: ____________________

Bank Name: ____________________ Branch: ____________________

Bank Address: ____________________

Bank's Swift Code/Sort Code/BSB Code: ____________________

(Only overseas Transferors need complete)

Other Information: ____________________

(Overseas Transferors to provide any other information required to effect an electronic transfer to them)

PLEASE SIGN THIS SECTION

SIGNATURES

▶ **FOR AN INDIVIDUAL OR JOINT HOLDERS OR HOLDER OF POWER OF ATTORNEY** ◀

Signed by the Transferor(s): ____________________

▶ **FOR A COMPANY** ◀

Signed by the Transferor by:

Director: ____________________ Director: ____________________

DATED the ____________________ **day of** ____________________ **2005**

PLEASE SIGN THIS SECTION

NOTES AND INSTRUCTIONS FOR COMPLETION

1. **TO ACCEPT THE OFFER:** Select a Method of Payment. Individuals and attorneys should sign and date this form where marked and have their signatures witnessed. Companies must sign this form as a deed in accordance with the Companies Act 1993 and their constitution (if any).
2. **METHOD OF PAYMENT:** You should select a Method of Payment. If you do not, or if you do not provide sufficient details to enable an electronic transfer to you, you will be paid by cheque. Overseas Transferors should take particular care to provide **all** information that is required to make an electronic transfer to them. If they do not, payment will be made by cheque to them, and neither Rank nor Computershare Investor Services Limited has any responsibility to verify any such details. Overseas Transferors who have not provided a New Zealand bank account number and that elect to be paid by electronic transfer will need to make their own arrangements with their bank to ensure that their designated account is capable of receiving a funds transfer in New Zealand dollars.
3. **JOINT HOLDERS:** If the CHH Shares are registered in the names of joint holders, all holders must sign this form.
4. **POWER OF ATTORNEY:** If this form is signed under a power of attorney, the relevant power of attorney must be submitted with this form for noting and return, and the certificate of non-revocation of power of attorney printed below must be completed. Where such power of attorney has already been noted by Carter Holt Harvey, then this fact must be stated under the signature of the attorney and a copy of any acknowledgement from Carter Holt Harvey attached.
5. **ON COMPLETION:** Place the signed form in the enclosed reply-paid envelope and hand deliver or post to Rank at the address below, or fax the signed form to the number provided, as soon as possible, but in any event so as to be received not later than the closing date for the Offer (which is Thursday, 3 November 2005, but which may be extended under the Takeovers Code).

   Rank Group Investments Limited
   c/- Computershare Investor Services Limited
   Level 2, 159 Hurstmere Road
   Takapuna
   Private Bag 92119
   Auckland
   New Zealand
   Telephone: +64 9 488 8777
   Facsimile: +64 9 488 8787
6. **PREVIOUS SALE:** If you have sold all of your CHH Shares, please immediately pass this form together with the Offer documents to the purchasers of such CHH Shares or the sharebroker through whom the sale was made. If you have sold part of your shareholding, record that fact on this form by amending the number of CHH Shares noted as being held by you on the face of this form. Please also refer to the more detailed instructions contained in the Offer document.
7. **INTERPRETATION:** In this form, references to the Transferor in the singular shall include the plural.

IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCES, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES LIMITED ON +64 9 488 8777, OR 0800 005 675 (IN NZ), 1300 733 434 (IN AUSTRALIA) OR +61 3 9415 4234 (ELSEWHERE IN THE WORLD)

POWER OF ATTORNEY

BY THE TRANSFEROR'S EXECUTION ON THE FACE OF THIS FORM, THE TRANSFEROR hereby enters into a Power of Attorney in favour of Rank as follows:

As from the date of beneficial ownership, and title, to my/our CHH Shares passing to Rank in accordance with the terms of the Offer, I/we hereby irrevocably authorise and appoint Rank (with power of substitution by Rank in favour of such person(s) as Rank may appoint to act on its behalf) as my/our attorney and agent to act for me/us and do all matters of any kind or nature whatsoever in respect of or pertaining to the CHH Shares and all rights and benefits attaching to them as Rank may think proper and expedient and which I/we could lawfully do or cause to be done if personally acting as a legal or beneficial owner of the applicable CHH Shares.

IF SIGNING UNDER POWER OF ATTORNEY THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I/WE ____

(Insert name of Attorney(s) signing)

of ____

(Address and Occupation)

HEREBY CERTIFIES:

(a) that by a Power of Attorney dated the __________ day of ______________________ the Transferor named and described on the face of this form (the **Donor**) appointed me/us his/her/its/their attorney on the terms and conditions set out in that Power of Attorney, which terms authorise me to sign this form of acceptance and transfer; and

(b) that I/we have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us; and

(c) that at the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Donor or otherwise.

Signed at ______________ this ______ day of ______________ 2005

____

Signature of Attorney(s)

NOTE: Your signature does not require witnessing.

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18,19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

[ ] Notice that a person has become a substantial security holder (section 20(3))

[ ] Notice that a person has ceased to be a substantial security holder (section 21(3))

[✓] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))

[✓] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Carter Holt Harvey Limited
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland
Address of substantial security holder

Andrew William Harmos
Contact name for queries

+64 9 921 4301
Telephone number

2. 897,191,509
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

68.56%
Total percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. Number of voting securities of the class in which a beneficial relevant interest is held: 705,226,950	Number of voting securities of the class in which a non-beneficial relevant interest is held: 191,964,559
Percentage held at date of THIS notice: 53.89%	Percentage held at date of THIS notice: 14.67%
Percentage held at date of LAST notice (if any): 51.93%	Percentage held at date of LAST notice (if any): 8.68%
4. DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5. Name(s) of registered holder(s): Rank Group Investments Limited	6. Name(s) of registered holder(s):
7. Date(s) of transaction(s): 13/10/05	Provision(s) of section 5: 5(1)(d), 5(1)(e), 5(1)(f)
	Date(s) of transaction(s): 13/10/05
Number of voting securities: 25,693,846	Number of voting securities: 104,049,499
Consideration (expressed in NZ$): $2.50 per share	Consideration (expressed in NZ$): $2.50 per share

Acceptances, in respect of 104,049,499 shares, received from shareholders on 13 October 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**"). Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 705,226,950 Shares, which have been paid for, and a non-beneficial relevant interest in 191,964,559 Shares acquired under the offer during the period 11 October 2005 to 13 October 2005 which will become part of the beneficial relevant interest when paid for by 18 October 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice	No
is not required to be filed	Yes
has already been filed with the notice dated	No

9. nil
Number of pages that accompany this notice (if any)

12 October 2005
Date of last notice (if any)

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]
Signature (unless filed by electronic means other than facsimile)

Kate Elizabeth Helem
Full name

13/10/05
Date

GBH-101860-1-D148-V1

CarterHoltHarvey

To: Market Announcement Platform
Company Announcement Platform

Company: NZX
ASX

From: Shehnaz Hajati

Date: 13 October 2005

Subject: **Carter Holt receives variation Notice from Rank Group Investments**

Carter Holt Harvey Limited confirms receipt of the attached variation notice dated 13 October 2005 from Rank Group Investments Limited (Rank) pursuant to Rule 27(d) of the Takeovers Code, which states that the offer period is extended by 21 days.

Rank's takeover offer will now close on Thursday, 3 November 2005.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: (09) 262 6174
Facsimile: (09) 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND
TELEPHONE: (64-9) 3666 259 FACSIMILE: (64-9) 3666 263

13 October 2005

Carter Holt Harvey Limited
640 Great South Road
AUCKLAND
By email: Shehnaz.Hajati@chh.co.nz

New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
By email: announce@nzx.com

The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON
By email: takeovers.panel@takeovers.govt.nz

VARIATION NOTICE IN RELATION TO RANK GROUP INVESTMENTS LIMITED'S FULL TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED

Rank Group Investments Limited made a full takeover offer dated 14 September 2005 for all the shares in Carter Holt Harvey Limited.

Pursuant to Rule 27(d) of the Takeovers Code, Rank hereby gives notice that the offer period is extended by 21 days. Rank's takeover offer will now close on Thursday, 3 November 2005.

Yours faithfully
RANK GROUP INVESTMENTS LIMITED

Graeme Hart
Director

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18,19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))
- [x] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Name of public issuer: Carter Holt Harvey Limited

Name of substantial security holder: Rank Group Investments Limited

Address of substantial security holder: PO Box 3515, Auckland

Contact name for queries: Andrew William Harmos

Telephone number: +64 9 921 4301

2. Total number of voting securities of the public issuer in which a relevant interest is held: 793,142,010

Total number of voting securities issued by public issuer: 1,308,600,047

Total percentage: 60.61%

Class of voting securities: Ordinary shares

Number of votes attached to each voting security in that class: 1

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. Number of voting securities of the class in which a relevant interest is held	679,533,104	113,608,906
Percentage held at date of THIS notice	51.93%	8.68%
Percentage held at date of LAST notice (if any)	51.40%	2.49%

4. DETAILS OF EACH RELEVANT INTEREST

	Beneficial	Non-beneficial
Name(s) of registered holder(s)	5. Rank Group Investments Limited	6.
Provision(s) of section 5		5(1)(d), 5(1)(e), 5(1)(f)
7. Date(s) of transaction(s)	11/10/05 – 12/10/05	11/10/05 – 12/10/05
Number of voting securities	6,924,793	87,915,060
Consideration (expressed in NZ$)	$2.50 per share	$2.50 per share

Acceptances, in respect of 87,915,060 shares, received from shareholders during the period 11 October 2005 to 12 October 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**"). Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 679,533,104 Shares, which have been paid for, and a non-beneficial relevant interest in 113,608,906 Shares acquired under the offer during the period 10 October 2005 to 12 October 2005 which will become part of the beneficial relevant interest when paid for by 17 October 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice	No
is not required to be filed	Yes
has already been filed with the notice dated	No

9. Number of pages that accompany this notice (if any): nil

Date of last notice (if any): 10 October 2005

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates:

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile): [signature]

Full name: Kate Elizabeth Helem

Date: 12/10/05

GBH-101860-1-D145-V1

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18,19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Name of public issuer: Carter Holt Harvey Limited

Name of substantial security holder: Rank Group Investments Limited

Address of substantial security holder: PO Box 3515, Auckland

Contact name for queries: Andrew William Harmos

Telephone number: +64 9 921 4301

2. Total number of voting securities of the public issuer in which a relevant interest is held: 705,226,950

Total number of voting securities issued by public issuer: 1,308,600,047

Total percentage: 53.89%

Class of voting securities: Ordinary shares

Number of votes attached to each voting security in that class: 1

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. Number of voting securities of the class in which a (non-)beneficial relevant interest is held	672,608,311	32,618,639
Percentage held at date of THIS notice	51.40%	2.49%
Percentage held at date of LAST notice (if any)	51.31%	0.62%

4. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
Name(s) of registered holder(s)	5. Rank Group Investments Limited	6.
Provision(s) of section 5		5(1)(d), 5(1)(e), 5(1)(f)
Date(s) of transaction(s)	7. 10/10/05	10/10/05
Number of voting securities	1,137,581	25,693,846
Consideration (expressed in NZ$)	$2.50 per share	$2.50 per share

Acceptances, in respect of 25,693,846 shares, received from shareholders on 10 October 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**"). Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 672,608,311 Shares, which have been paid for, and a non-beneficial relevant interest in 32,618,639 Shares acquired under the offer during the period 6 October 2005 to 10 October 2005 which will become part of the beneficial relevant interest when paid for by 13 October 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice	No
is not required to be filed	Yes
has already been filed with the notice dated	No

9. Number of pages that accompany this notice (if any): nil

Date of last notice (if any): 7 October 2005

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates:

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile): [signature]

Full name: Kate Elizabeth Helem

Date: 10/10/05

GBH-101860-1-D144-V1

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARTER HOLT HARVEY LIMITED**
ABN	**48 050 319 152**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	3 October 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	3 October 2005 – 7 October 2005
No. of securities held prior to change	669,449,975
Class	Ordinary shares
Number acquired	10,083,129
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	679,533,104
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18,19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

[ ] Notice that a person has become a substantial security holder (section 20(3))

[ ] Notice that a person has ceased to be a substantial security holder (section 21(3))

[✓] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))

[ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Carter Holt Harvey Limited

Name of public issuer

Rank Group Investments Limited

Name of substantial security holder

PO Box 3515, Auckland

Address of substantial security holder

Andrew William Harmos

Contact name for queries

+64 9 921 4301

Telephone number

2. 679,533,104

Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047

Total number of voting securities issued by public issuer

51.93%

Total percentage

Ordinary shares

Class of voting securities

1

Number of votes attached to each voting security in that class

BENEFICIAL RELEVANT INTERESTS

3. 671,470,730

Number of voting securities of the class in which a beneficial relevant interest is held

51.31%

Percentage held at date of THIS notice

50.5%

Percentage held at date of LAST notice (if any)

NON-BENEFICIAL RELEVANT INTERESTS

8,062,374

Number of voting securities of the class in which a non-beneficial relevant interest is held

0.62%

Percentage held at date of THIS notice

-

Percentage held at date of LAST notice (if any)

4. DETAILS OF EACH RELEVANT INTEREST

5. Rank Group Investments Limited

Name(s) of registered holder(s)

7. 21/09/2005 – 07/10/05

Date(s) of transaction(s)

671,470,730

Number of voting securities

$2.50 per share

Consideration (expressed in NZ$)

DETAILS OF EACH RELEVANT INTEREST

6.

Name(s) of registered holder(s)

5(1)(d), 5(1)(e), 5(1)(f)

Provision(s) of section 5

05/10/05 – 07/10/05

Date(s) of transaction(s)

8,062,374

Number of voting securities

$2.50 per share

Consideration (expressed in NZ$)

Acceptances, in respect of 18,653,865 shares, received from shareholders during the period 21 September 2005 to 7 October 2005 under a takeover offer dated 14 September 2005 by Rank Group Investments Limited for all the ordinary shares in Carter Holt Harvey Limited (the "**Shares**") and 35,668 Shares purchased on market under Rule 36 of the Takeovers Code. Under the terms of the takeover offer legal and beneficial title to the Shares passes to Rank Group Investments Limited contemporaneously with full payment for the Shares which must be made within 3 working days of receipt of acceptance. Accordingly, Rank Group Investments Limited holds a beneficial relevant interest in 671,470,730 Shares, which have been paid for, and a non-beneficial relevant interest in 8,062,374 Shares acquired under the offer during the period 5 October 2005 to 7 October 2005 which will become part of the beneficial relevant interest when paid for by 12 October 2005.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice .... No

is not required to be filed .... Yes

has already been filed with the notice dated .... No

9. nil

Number of pages that accompany this notice (if any)

21 September 2005

Date of last notice (if any)

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]

Signature (unless filed by electronic means other than facsimile)

Kate Elizabeth Helem

Full name

07/10/05

Date

GBH-101860-1-D141-V1

CarterHoltHarvey

To: Market Announcement Platform
Company Announcement Platform

Company: NZX
ASX

From: Nikki Cooper

Date: 4 October 2005

Subject: **Staff Share Purchase Schemes**

We advise that the number of fully paid ordinary shares on issue to the trustee of our staff share purchase schemes at 30 September 2005 was 4,624,977.

Nikki Cooper
Administrator – Company Secretarial

For further information please contact:
Nikki Cooper
Administrator - Company Secretarial
Telephone: 64 9 262 6186
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

NZX

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	✓
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	

B. Preliminary

1. Name	Graeme Richard Hart
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	Rank Group Limited / Rank Group Investments Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	23-Sep-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rank Group Investments Limited is the registered owner of the Carter Holt Harvey shares subject to this disclosure. Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial relevant interest arising through Graeme Hart directly or indirectly owning all the shares in Rank Group Limited which in turn owns Rank Group Investments Limited.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	21-Sep-05

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	
12. Number of transactions (as required by regulation 12(2), if applicable)	
13. Nature or type of transaction (as required by regulation 11(1)(a))	
14. Consideration (as required by regulation 10)	
15. Number of securities held prior, set out by class and type (as required by regulation 8)	
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Rank Group Investments Limited is the registered holder of 660,843,571 ordinary shares in Carter Holt Harvey Limited.

G. Signature (as required by regulation 14)

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Douglas Irving BURROWS
Date of appointment	21 September 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas James DEGNAN
Date of appointment	21 September 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Timothy Guthrie HARDMAN
Date of appointment	21 September 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of appointment	21 September 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Robert John GRILLET
Date of last notice	16 September 2005
Date that director ceased to be director	21 September 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Carter Holt Harvey Limited	Nil
International Paper Company	38,999 – Ordinary Shares 2,173 – Stock Units (DCSP) 4,235 – Stock Units (SSP) 65,800 – Stock Options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NOT APPLICABLE	

Part 3 – Director's interests in contracts

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Andrew Richard Lessin
Date of last notice	16 September 2005
Date that director ceased to be director	21 September 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Carter Holt Harvey Limited	Nil
International Paper Company	68,678 – Ordinary Shares 22,855 – Stock Units 116,000 – Stock Options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. NOT APPLICABLE	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**Jonathan Parker Mason**
Date of last notice	**16 September 2005**
Date that director ceased to be director	**21 September 2005**

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Carter Holt Harvey Limited	15,975 – Ordinary Shares
International Paper Company	1,156 – Ordinary Shares 6,825 – Stock Units (DCSP) 4,294 – Stock Units (SSP) 40,100 – Stock Options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NOT APPLICABLE	

Part 3 – Director's interests in contracts

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Maximo Pacheco
Date of last notice	12 July 2005
Date that director ceased to be director	21 September 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Carter Holt Harvey Limited	750 – Ordinary Shares
International Paper Company	31,952 – Ordinary Shares 24,000 – Stock Options

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARTER HOLT HARVEY LIMITED**
ABN	**48 050 319 152**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**Maximo Pacheco**
Date of last notice	**12 July 2005**
Date that director ceased to be director	**21 September 2005**

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Carter Holt Harvey Limited	750 – Ordinary Shares
International Paper Company	31,952 – Ordinary Shares 24,000 – Stock Options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. NOT APPLICABLE	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

CarterHoltHarvey

To: Market Announcement Platform | Company: NZX
Company Announcement Platform | ASX

From: Shehnaz Hajati | Date: 22 September 2005

Subject: **Moody's downgrades Carter Holt Harvey**

Carter Holt Harvey Limited (CHH) advises that Moody's Investors Service (Moody's) has lowered the Company's long-term senior unsecured rating to Baa3 from Baa2. The change in rating has been driven by the effective transference of control of the Company to Rank Group Investments Limited (Rank) which took effect on 21 September 2005.

At the same time, the rating remains on review for possible downgrade, reflecting the associated uncertainty as to CHH's financial and operating profile going forward. Moody's also continues to believe that there is a material risk that the Company will be downgraded to non-investment grade in the near future.

Moody's advises that the downgrade to Baa3 is based on the assumption - as reported - that Rank is effectively debt funding its acquisition of CHH, which will likely place increased pressure on CHH to increase shareholder returns to assist in the servicing of that debt at the consolidated Rank Group level.

Their review will continue to focus on the likelihood of any restructuring activities, including asset sales or further debt increases, and the impact of such changes on CHH's operating and financial profile. Moody's advises that the nature and scale of debt increases, increases in capital returns to shareholders and asset divestments will determine the rating outcome for CHH. Moody's notes in this context CHH remains relatively lowly levered for a Baa3 company and that there exists the potential for increases in debt and/or capital returns to occur without automatically resulting in a further downgrade.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
John Payne
General Manager – Treasury & Taxation
Telephone: 64 9 262 6056

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com

CarterHoltHarvey

To: Market Announcement Platform — Company: NZX
Company Announcement Platform — ASX

From: Shehnaz Hajati — Date: 21 September 2005

Subject: **Confirm despatch of Target Company Statement**

Carter Holt Harvey Limited confirms it has despatched the Target Company Statement to shareholders today, 21 September 2005.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: (09) 262 6174
Facsimile: (09) 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com


800B
SERIES

CarterHoltHarvey

THIS DOCUMENT CONTAINS CARTER HOLT HARVEY LIMITED'S INDEPENDENT DIRECTORS' RECOMMENDATION AND THE INDEPENDENT ADVISER'S REPORT IN RESPONSE TO RANK GROUP INVESTMENTS LIMITED'S TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED.

TARGET COMPANY STATEMENT


Zespri

THIS DOCUMENT CONTAINS CARTER HOLT HARVEY LIMITED'S INDEPENDENT DIRECTORS' RECOMMENDATION AND THE INDEPENDENT ADVISER'S REPORT IN RESPONSE TO RANK GROUP INVESTMENTS LIMITED'S TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED

contents

CarterHoltHarvey

15 September 2005

Dear Shareholders

The Independent Directors of Carter Holt Harvey Limited UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS NOT ACCEPT THE TAKEOVER OFFER from Rank Group Investments Limited.

This letter and accompanying Target Company Statement are in response to the Offer document from Rank Group Investments Limited ("Rank"), which gave the details of its full takeover offer for Carter Holt Harvey Limited ("CHH"), which was dispatched to shareholders on 15 September 2005. PLEASE READ THESE DOCUMENTS CAREFULLY AS THEY CONTAIN IMPORTANT INFORMATION ON THE OFFER.

The Offer

- In June 2005 International Paper ("IP") announced it would review its shareholding in CHH and subsequently commenced a process to sell its shares.
- On 17 August 2005 Rank announced that it had entered into a lock-in agreement with IP to purchase IP's CHH shares and that it intended to make a takeover offer for all the shares of CHH.
- On 31 August 2005, Rank gave formal notice of its intention to make an offer under the Takeovers Code to purchase all of the shares of CHH.
- The Offer is dated Wednesday, 14 September 2005 and is currently scheduled to close on Thursday, 13 October 2005 although this date may be extended under the terms of the Offer.

The Offer is for $2.50 per share in cash. Under the lock-in agreement, the Offer will become unconditional on settlement with IP.

Full details of the Offer are contained in the Rank offer document.

Independent Directors' process and views

The Board of CHH established a Committee of Independent Directors, comprising Mr John Maasland (CHH Chairman), Mr Kerry McDonald (Chairman CHH Committee of Independent Directors) and Dr Helen Nugent, to act on all matters relating to the Offer.

The Independent Directors commissioned an Independent Adviser's Report from Grant Samuel & Associates Limited ("Grant Samuel") on the Offer. This report, which we recommend you read, is enclosed. In particular, the Independent Directors draw your attention to Grant Samuel's assessment of the merits of the Offer, contained in section 5 of that report.

In addition, the Independent Directors have received advice from Cameron & Company, a New Zealand based investment bank.

The Independent Directors have reviewed the information available to them and consider that the Offer is below fair value and unanimously recommend that the Offer is not accepted.

In arriving at this recommendation the Independent Directors have considered a range of factors, including:

Grant Samuel's assessment of the offer

The Independent Adviser's report concludes that the Offer by Rank for the outstanding shares in CHH is not fair (see Section 5.1 of the report).

Grant Samuel's valuation range is $2.55 to $2.95 per share, with a midpoint of $2.75 per share. The Offer price is 9.1% less than the midpoint of Grant Samuel's valuation range and is below the bottom end of that range.

Cameron & Company's advice

Cameron & Company examined management plans and forecasts, held discussions with management and reviewed the Grant Samuel report. Their advice to the Independent Directors was that they generally agree with the conclusions reached in the Grant Samuel report on the merits of the Offer. They also noted the significant opportunities to enhance the performance and value of the business.

Recent trading in CHH shares

While the Offer is above the volume weighted average price at which CHH shares have traded in the months preceding the announcement of the Offer on 17 August 2005, since then the CHH share price has generally traded above the Offer price. The closing price for shares on Wednesday 14 September was $2.51 per share. Depending on the price on the day, shareholders might receive a higher price by selling their shares on the NZX or ASX than from accepting the Offer. Brokerage would be payable by selling on the NZX or ASX but would not be payable on accepting the Offer.

The Premium implied by the Offer

The Rank Takeover Notice states that the Offer represents a significant premium. Based on an analysis undertaken by Cameron & Company, the premium implied by the Offer is around 16% after adjustments are made for the recent sale of CHH Forests, the dividend paid by CHH and the general share market improvement. This analysis was calculated for the period 17 June to 17 August 2005. Calculated on a comparable basis, this result is below average premia in recent takeover offers in both New Zealand and Australia.

Sale process for IP's shares in CHH

IP's sale process for its CHH shares was limited with a relatively short time between inviting bids and agreeing to accept an offer. No due diligence was undertaken by Rank. A less constrained process could have been more strongly contested and produced a higher offer.

Potential performance improvement

The Independent Directors consider that significant potential exists to improve CHH's performance and enhance the value of the business.

Market conditions

The Directors have noted a number of comments in the Grant Samuel report (specifically sections 3.3.6, 3.5.4 and 3.6.4) that indicate that prices for some of the Company's main products may be at the low point of the business cycle.

Risks for CHH Shareholders

While the Independent Directors recommend against accepting the Offer, shareholders should consider their individual circumstances and the following risks:

- The Independent Directors cannot predict future movements in the CHH share price, which could fall below the Offer price after the Offer has closed. Reasons why the CHH share price could fall below the Offer price include:
  - A significant event could adversely affect financial markets;
  - Until the Offer closes, shareholders effectively will have had a 'put option' that allows the sale of CHH shares to Rank at $2.50. The value of this option may be factored into the current share price. At the end of the Offer period this option will no longer exist and the loss of this option may have a negative impact on the share price; and
  - Significant new information may emerge that is viewed as negative for CHH's future prospects.
- CHH's businesses are exposed to foreign currency and/or commodity price movements. Such movements are unpredictable and can materially impact on results.
- Rank has advised that it will not increase the Offer.
- The Independent Directors have no reason to believe that there will be a higher value offer from Rank or a takeover offer from another party in the near future.

It is, therefore, possible that retaining CHH shares will produce a lower value outcome than accepting the Offer.

In addition, while no indication of its intentions has been given, Rank might initiate changes in the composition of CHH's businesses that could have implications for CHH's gearing, dividend payout ratio and composition, and its credit rating. Shareholders are urged to read Section 5.2 of the Grant Samuel Report that more fully outlines some of the risks involved in not accepting the Offer. Other unanticipated risks could emerge.

More generally, shareholders are reminded that shares are a relatively risky investment and that the trading history of CHH shares has demonstrated considerable volatility.

Possible Outcomes

The Offer will become unconditional upon settlement with IP and Rank will become CHH's major shareholder with a minimum shareholding of 50.5%. This will occur regardless of the actions of CHH's remaining shareholders.

As a result of the Offer to other shareholders, three outcomes are possible:

(i) No or minimal acceptances other than IP's shares. In this circumstance CHH will continue as a listed company with a free float of about 49%;

(ii) 90% or more acceptances. In this circumstance Rank will be entitled to compulsorily acquire all outstanding shares in CHH and would then achieve 100% ownership. CHH would then cease to be a listed company; or

(iii) Reasonable acceptances in addition to IP's acceptance. In this circumstance CHH will continue as a listed company but its free float would be reduced. Depending on the extent of the reduction in free float, CHH's weighting in the NZSX10, NZSX15 and NZSX50 indices could be affected, resulting in reduced institutional investor interest and research coverage. This could adversely impact on CHH's share price.

Recommendation

The Independent Directors of CHH have considered the Offer and UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS NOT ACCEPT THE TAKEOVER OFFER.

The Independent Directors recommend you consider the information in this letter and statement carefully. You may also wish to seek advice from an independent financial or legal adviser in respect of the Offer, and consider that advice in light of your own circumstances.

Having considered this material, CHH shareholders who do not wish to accept the Offer should take no action and disregard the Offer. Shareholders who wish to accept the Offer should follow the instructions outlined in the Offer document.

Yours faithfully

T Kerry McDonald
Chairman
Committee of Independent Directors
Carter Holt Harvey Limited

Section 2

STATUTORY INFORMATION

CarterHoltHarvey

TARGET COMPANY STATEMENT BY CARTER HOLT HARVEY LIMITED PURSUANT TO RULE 46 OF THE TAKEOVERS CODE IN RELATION TO AN OFFER BY RANK GROUP INVESTMENTS LIMITED

1. DATE
This statement is dated 15 September 2005.

2. OFFER
On 31 August 2005, Rank Group Investments Limited ("Rank") gave notice of an offer ("Offer") to purchase all of the fully paid ordinary shares of Carter Holt Harvey Limited ("CHH"), at a price of NZ$2.50 per share.

3. TARGET COMPANY
CHH is the target company.

4. DIRECTORS OF TARGET COMPANY

The names of the directors of CHH are:

Robert John Grillet

Andrew Richard Lessin

Brian Neil Gerber McDonald

Thomas Kirriemuir McDonald

John Hendrik Maasland

Jonathan Parker Mason

Helen Marion Nugent

Maximo Pacheco

Peter Martin Springford

5. OWNERSHIP OF EQUITY SECURITIES OF TARGET COMPANY

5.1 The only class of equity security of CHH is ordinary shares. The number of ordinary shares held or controlled by:

(a) each director or senior officer[1] of CHH and their associates; and

(b) any other person holding or controlling more than 5% of ordinary shares to the knowledge of CHH,

is set out in the adjacent table:

Name	Description	Shares	%
Kerry McDonald	Director	30,000	0.00229
John Maasland	Director	1,500	0.00011
Jonathan Mason	Director	15,975	0.00112
Maximo Pacheco	Director	750	0.00006
Peter Springford	Director/Senior Officer	72,212	0.00551
Ewen Anderson	Senior Officer	1,350	0.00010
Christine Burns	Senior Officer	975	0.00007
Heather Burton	Senior Officer	1,350	0.00010
Bruce Chapman	Senior Officer	750	0.00006
Robert de Beer	Senior Officer	1,350	0.00010
Michael Falconer	Senior Officer	150,000	0.01146
Mark Fankhauser	Senior Officer	9,825	0.00075
Jeremy Fleming	Senior Officer	3,169	0.00024
Craig Forman	Senior Officer	1,350	0.00010
Shehnaz Hajati	Senior Officer	3,150	0.00024
Rhys Jones	Senior Officer	1,350	0.00010
Roger Kay	Senior Officer	4,285	0.00033
Prafull Kesha	Senior Officer	2,100	0.00016
Brice Landman	Senior Officer	20,100	0.00154
Paul Mackay	Senior Officer	487	0.00004
Grant Main	Senior Officer	118,244	0.00904
Stuart Munro	Senior Officer	1,800	0.00014
Ian Myers	Senior Officer	1,350	0.00010
Owen Nash	Senior Officer	29,314	0.00224
Pat O'Connell	Senior Officer	750	0.00006
Paul O'Connor	Senior Officer	1,350	0.00010
John Payne	Senior Officer	1,350	0.00010
Panu Raea	Senior Officer	2,100	0.00016
Helen Roach	Senior Officer	1,350	0.00010
Linda Sewell	Senior Officer	3,150	0.00024
Nicolas Short	Senior Officer	2,100	0.00016
Nicolas Short[2]	Senior Officer	21,749,993	1.66208
Andrew Titter	Senior Officer	1,000	0.00008
Paul Tombleson	Senior Officer	1,350	0.00010
Ian Unwin	Senior Officer	15,150	0.00116
Maree Webster	Senior Officer	3,600	0.00028
Ngahere Aotearoa (a wholly owned subsidiary of International Paper Company) and International Paper Company	Person holding or controlling more than 5%	660,843,571	50.5
New Zealand Central Securities Depository Limited[3]	Person holding or controlling more than 5%	467,995,438[4]	35.8

[1] *Senior officers are the members of CHH's Lead Team comprising Peter Springford, Michael Falconer, Jeremy Fleming, Rhys Jones, Christine Parker, Nicolas Short, Ian Unwin, and Maree Webster, and direct reports of the Lead Team who hold managerial positions.*
[2] Shares held as a trustee of the SGP Trust. This trust holds the shares in connection with the CHH Share Growth Plan, an employee benefit plan.
[3] New Zealand Central Securities Depository Limited ("NZCSD") is the nominee for the Austraclear clearing and settlement system and is administered by the Reserve Bank of New Zealand. NZCSD has advised CHH that it holds 117,818,299 shares (9.0%) for National Nominees New Zealand Limited, 123,180,058 shares (9.4%) for ANZ Nominees Limited and 73,201,659 shares (5.6%) for Westpac Banking Corporation – Client Assets No.2. None of these three entities have filed substantial security holder notices under the Securities Markets Act 1988 and on that basis, CHH has no basis to believe that any of these three entities hold or control more than 5% of CHH ordinary shares.
[4] Held by NZCSD as at 14 September 2005.

Except as set out in the previous table, no other person referred to in paragraph 5.1 (a) or (b) above holds or controls equity securities of CHH.

5.2 In the two year period before the date of this statement no equity securities of CHH were issued to directors or senior officers of CHH or their associates.

5.3 The number of ordinary shares in which the directors or senior officers or their associates have obtained a beneficial interest under any employee share scheme or other remuneration arrangement is set out in the table below[5]:

Name	Description	Ordinary Shares in which beneficial interest obtained	Ordinary shares in which current beneficial interest held	Price (NZ$)
Craig Forman	Senior Officer	1,800	1,350	$1.26
Rhys Jones	Senior Officer	1,800	1,350	$1.26
Prafull Kesha	Senior Officer	1,800	1,350	$1.26
Jane Mottershead	Senior Officer	1,800	1,350	$1.26
Stuart Munro	Senior Officer	1,800	1,350	$1.26
Ian Myers	Senior Officer	1,800	1,350	$1.26
Paul O'Connor	Senior Officer	1,800	1,350	$1.26
Helen Roach	Senior Officer	1,800	1,350	$1.26
Nicolas Short	Senior Officer	1,800	1,350	$1.26
Maree Webster	Senior Officer	1,800	1,350	$1.26

5 On 5 March 2004, each person listed above was allocated 1,800 ordinary shares at $1.26 under the section DC12 staff share scheme (known as the Carter Holt Group Employee Share Purchase (Section 166) Scheme). On 20 August 2004, one share in every four held by each shareholder was cancelled. As a result, each person listed above currently has a beneficial interest in 1,350 ordinary shares under the DC12 staff share scheme.

6. TRADING IN TARGET COMPANY EQUITY SECURITIES

No directors or senior officers of CHH, or their associates, have acquired or disposed of CHH ordinary shares during the six month period ending on 14 September 2005 (being the latest practicable date before the date of this statement) other than Michael Falconer, who acquired 150,000 shares on 21 April 2005 at an average price of NZ$1.8207 per share.

7. ACCEPTANCE OF OFFER

Paul Mackay intends to accept the Offer in respect of the 487 ordinary shares in CHH held by him.

8. OWNERSHIP OF EQUITY SECURITIES OF THE OFFEROR

None of CHH, its directors or senior officers, or associates of directors or senior officers of CHH, holds or controls any equity securities of Rank.

9. TRADING IN EQUITY SECURITIES OF THE OFFEROR

No equity securities of Rank were acquired or disposed of by CHH or any director or senior officer, or associate of a director or senior officer, of CHH in the six month period before the date of this statement.

10. ARRANGEMENTS BETWEEN THE OFFEROR AND CHH

10.1 Except as recorded in clauses 10.3 to 10.6, no agreement or arrangement (whether legally enforceable or not) has been made or is proposed to be made between Rank, or any associate of Rank, and CHH, or any related company of CHH, in connection with, in anticipation of, or in response to, the Offer.

10.2 Rank has advised CHH that Rank is an associate of International Paper Company ("**IP**") because Rank, IP and others are party to a lock-in agreement (the "**Lock-In Agreement**") under which Rank agreed to make the Offer and Ngahere Aotearoa (a wholly-owned subsidiary of IP) agreed to accept the Offer.

10.3 CHH and Rank are party to a Confidentiality Agreement dated 23 August 2005 under which CHH may disclose non-price sensitive information to Rank for the purposes of discussions between Rank and employees of CHH, to facilitate the introduction of Rank as a majority shareholder of CHH and otherwise in furtherance of the interests of CHH, and Rank agreed to keep confidential any information so provided to it.

10.4 CHH and IP are party to a Facilitation Agreement dated 27 July 2005 under which CHH agreed to provide information to IP on the basis that that information was to be passed on to potential bidders for CHH ordinary shares, and containing certain other provisions ("**Facilitation Agreement**"). New Zealand Exchange Limited made a ruling on 9 August 2005 which dealt with the process for provision of information recorded in the Facilitation Agreement.

10.5 Currently there are various agreements or arrangements in place between CHH and IP including:

(a) the Facilitation Agreement; and

(b) various agreements relating to the provision of information, technical assistance, licence agreements, supply agreements, the secondment of employees and other matters.
These agreements or arrangements will be reviewed following acceptance of the Offer by Ngahere Aotearoa.

10.6 Rank has confirmed to the directors of CHH that Rank will support the continuation of directors' and officers' liability insurance for directors and officers of CHH.

11. RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND OFFICERS OF CHH

11.1 There are no agreements or arrangements (whether legally enforceable or not) made, or proposed to be made, between Rank or any associate of Rank and any director and senior officer of CHH or of any related company of CHH in connection with, in anticipation of, or in response to, the Offer.

11.2 No director or senior officer of CHH is also a director or senior officer of Rank, or any related company of Rank.

12. AGREEMENTS BETWEEN CHH AND DIRECTORS AND OFFICERS OF CHH

12.1 Except as recorded in clauses 12.2 and 12.3, no agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between CHH or any related company of CHH, and any of the directors or senior officers of CHH or any related company of CHH or their associates, under which a payment or other benefit may be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office in connection with, in anticipation of, or in response to, the Offer.

12.2 On 27 June 2005, IP announced that it intended to consider strategic alternatives for its shareholding in CHH. After that announcement, but before the announcement on 17 August 2005 of the Lock-In Agreement, it was recognised that appropriate steps needed to be taken to secure the retention of certain staff who would be key to the process involving the sale of IP's shareholding in CHH (the "**Sale Process**") and for a period following the Sale Process. In that regard, certain changes were made to the terms of employment of certain employees of the CHH group. These are summarised below:

(a) Five senior executives were party to agreements which provided for certain payments to be made to them by CHH if their employment was terminated, or their role was substantially reduced, as a direct result of, and within six months after, a change of control of CHH. That period of six months was extended to 12 months.

(b) The terms of employment of two other senior executives were changed to provide that if they were made redundant within 12 months after a change of control of CHH, they would receive a redundancy payment greater than they would otherwise have received.

(c) The terms of employment of two other employees were changed to provide that if they were made redundant within 12 months after a change of control of CHH, they would receive a redundancy payment greater than they would otherwise have received.

(d) CHH agreed to provide to certain employees retention awards to encourage them to remain in the employment of the CHH group. These awards are as follows:

(i) six of the seven senior executives referred to in paragraphs (a) and (b) above will receive a payment equal to three months' salary if they remain in employment until the conclusion of the Sale Process;

(ii) four other employees will receive a payment equal to three months' salary if they remain in employment until the conclusion of the Sale Process;

(iii) eight employees will receive a payment equal to three months' salary if they remain in employment until three months after the conclusion of the Sale Process;

(iv) six employees will receive a payment equal to three months' salary if they remain in employment until the conclusion of the Sale Process plus a further payment equal to three months' salary if they remain in employment until three months after the conclusion of the Sale Process; and

(v) one employee will receive a payment equal to 30% of annual salary if that employee remains in employment until 30 June 2006.

Other than one of the employees above who remains on a one month notice period, each of the above employees entitled to receive a retention award outlined above has agreed to give at least three months' notice before resigning employment with CHH.

(e) There was already in place the CHH Share Growth Plan ("**SGP**") providing for incentive payments to executives if certain targets relating to the CHH share price are met. The SGP was amended to provide that:

(i) if a partial takeover (that is a takeover resulting in one party holding between 50% and 85% of the shares of CHH) occurs, the discretion of the directors to vary or terminate grants already allocated under the SGP no longer applies; and

(ii) if a full takeover (that is a takeover resulting in one party holding 85% or more of the shares of CHH) occurs, grants already allocated under the SGP are crystallised at the time of the full takeover, and paid to a trust to be held for the employees entitled, until the end of the period in which the employee qualifies for payment of the grant.

Certain other changes in the nature of clarification were also made to the terms of the SGP.

(f) As stated in paragraph (d)(i) above, six of the seven senior executives referred to in paragraphs (a) and (b) above will receive a payment equal to three months' salary if they remain in employment until the conclusion of the Sale Process. However, any payment will, in certain circumstances, be set off against, and reduce, any payments made to them under the SGP.

These changes were made in the interests of CHH, in order to provide an incentive for senior executives and other key employees to remain with the CHH group during and after the Sale Process and any resulting change of control.

12.3 The constitution of CHH provides that a director may receive a payment upon or in connection with retirement or cessation of office if the director was in office on 1 May 2004, or if the payment is authorised by an ordinary resolution of shareholders. If the payment is made without a shareholder resolution to a director who was in office on 1 May 2004, the maximum payment is determined by a formula based on years of service before 31 December 2004, but cannot in any event exceed the total remuneration of the director in any three years chosen by CHH. The effect of this is that retiring allowances were "frozen" as at 31 December 2004. All directors except for Messrs Jonathan Mason and Robert Grillet were in office on 1 May 2004, and are accordingly eligible for a payment. However, the board has resolved that the retirement allowances will apply only to Messrs John Maasland and Kerry McDonald and Dr Helen Nugent.

The constitution of CHH provides that these provisions do not apply in connection with the termination of the employment of an executive director or payments attributable to a director's contribution (or to any normal subsidy) to a superannuation scheme.

These provisions were not included in the constitution of CHH in connection with, in anticipation of, or in response to, the Offer.

13. INTERESTS OF DIRECTORS AND OFFICERS OF CHH IN MATERIAL CONTRACTS OF RANK

13.1 Except as recorded in clause 13.2, no director or senior officer of CHH, or associate of a director or senior officer, and no person who to the knowledge of the directors or senior officers of CHH holds or controls more than 5% of any class of equity securities of CHH, has any interest in any material contract to which Rank, or any related company of Rank, is a party.

13.2 IP and its wholly-owned subsidiary Ngahere Aotearoa are party to the Lock-In Agreement.

14. RECOMMENDATION

14.1 Messrs Andrew Lessin, Brian McDonald, Maximo Pacheco, Jonathan Mason and Robert Grillet are associates of IP, which is the parent company of Ngahere Aotearoa. Ngahere Aotearoa and IP have entered into the Lock-In Agreement. Mr Peter Springford is an employee of CHH. For those reasons, the directors named in this paragraph consider that they have a conflict of interest in making a recommendation in respect of the Offer, and abstain from making a recommendation.

14.2 Messrs John Maasland and Kerry McDonald, and Dr Helen Nugent, have been appointed by the CHH board as an independent committee ("**Independent Committee**") to deal with the Offer.

14.3 The members of the Independent Committee unanimously recommend that CHH shareholders not accept the Offer. The reasons for the recommendation are set out in the letter from the Chairman of the Independent Committee which accompanies this statement.

15. ACTIONS OF CHH

15.1 No material agreement or arrangement (whether legally enforceable or not) of CHH and its related companies has been entered into as a consequence of, in response to, or in connection with the Offer.

15.2 There are no negotiations underway, as a consequence of, or in response to, or in connection with the Offer that relate to, or could result in:

(a) an extraordinary transaction such as a merger, amalgamation, or reorganisation involving CHH or any of its related companies; or

(b) the acquisition or disposition of material assets by CHH or any of its related companies; or

(c) an acquisition of equity securities by, or of, CHH or any of its related companies; or

(d) a material change in the equity securities on issue, or in the policy relating to distributions, of CHH.

16. EQUITY SECURITIES OF CHH

16.1 CHH has 1,308,600,047 ordinary shares, being the only class of equity securities CHH has on issue.

16.2 Subject to certain conditions in the constitution of CHH, each ordinary share confers upon the holder the right to:

(a) an equal share in the distribution of the surplus assets on liquidation; and

(b) an equal share in distributions authorised by the board of CHH (subject to any supplementary dividend payable to qualifying foreign investors in accordance with section LE2(11) of the Income Tax Act 2004); and

(c) cast one vote on a show of hands, or to cast one vote per share on a poll, at a meeting of shareholders.

16.3 There are no options or rights to acquire equity securities of CHH.

17. FINANCIAL INFORMATION

17.1 Each shareholder of CHH is entitled to obtain from CHH a copy of the most recent annual report of CHH (being the annual report for the year ended 31 December 2004), which has already been sent to all shareholders. Requests may be made to Carter Holt Harvey Limited, Private Bag 92106, Auckland, New Zealand. A copy of the annual report is also available on CHH's website at www.chh.com.

17.2 A copy of CHH's half-yearly report for the period to 30 June 2005, which was distributed to shareholders on 23 August 2005, is attached to this statement.

17.3 Changes to the financial or trading position, or prospects, of CHH since the annual report for the year ended 31 December 2004 are recorded in the half yearly report referred to in paragraph 17.2. Except as recorded in that half yearly report, and in clause 17.4, there have been no known material changes in those matters since 31 December 2004.

17.4 On 12 September 2005, CHH released the following statement:

"The directors of Carter Holt Harvey Limited advise that following a review of the Company's 2005 forecast, the price recovery in some of the Company's key products that had been expected in the third quarter has not materialised. Prices for Bleached Kraft Pulp are US$480 per tonne, Kraft Linerboard prices are currently at US$425 per tonne, and average Australian timber realisations are approximately AU$350 per cubic metre. These prices are at low points for the year.

The impact of a continuation of prices and foreign exchange rates at or around current levels for the rest of the year implies that earnings may be down by approximately NZ$25-30 million versus the Company's previous forecast of NZ$283 million. In addition, following the closing of the announced forest sale, approximately NZ$5 million of earnings will be lost in the fourth quarter.

The Company is working urgently on additional plans to mitigate the impact of these adverse price movements.

The current market dynamics have proven difficult to predict and because of this uncertainty and the takeover process, the directors have decided that it is important to keep the market fully informed."

18. INDEPENDENT ADVICE ON THE MERITS OF THE OFFER

Grant Samuel & Associates Limited is the independent adviser which has provided a report under rule 21 of the Takeovers Code. A copy of the full report is attached to this statement.

19. OTHER ADVICE

Russell McVeagh and Cameron & Company have provided advice to the Independent Committee in connection with the preparation of this statement and related matters.

20. MARKET PRICE OF QUOTED EQUITY SECURITIES UNDER OFFER

20.1 The closing price for CHH ordinary shares on NZSX was:

(a) NZ$2.51 on 14 September 2005 being the last practicable working day prior to this statement being sent by CHH; and

(b) NZ$2.53 on 30 August 2005, being the last day on which NZSX was open for business before the date on which CHH received the takeover notice.

20.2 The closing price for CHH ordinary shares on ASX was:

(a) A$2.30 on 14 September 2005 being the last practicable working day prior to this statement being sent by CHH; and

(b) A$2.34 on 30 August 2005, being the last day on which ASX was open for business before the date on which CHH received the takeover notice.

20.3 The highest and lowest closing market prices on NZSX, during the six months before 31 August 2005 (being the date upon which CHH received the takeover notice) were:

(a) **Highest:** NZ$2.61 on 22 August 2005; and

(b) **Lowest:** NZ$1.73 on 1 June 2005.

20.4 The highest and lowest closing market prices on ASX, during the six months before 31 August 2005 (being the date upon which CHH received the takeover notice) were:

(a) **Highest:** A$2.42 on 22 August 2005; and

(b) **Lowest:** A$1.65 on 17 and 18 May 2005 and on 1 June 2005.

20.5 There were no issues of equity securities or changes in the equity securities on issue that could have affected the market prices referred to above.

20.6 On 21 July 2005, CHH announced that it had declared a fully imputed interim dividend of NZ 5 cents per share. Non-resident shareholders received a supplementary dividend of NZ 0.8823 cents per share which equates to the non-resident withholding tax payable on the interim dividend. The record date for the interim dividend was 5 August 2005 and the interim dividend was paid on 23 August 2005. The announcement and the payment of the interim dividend may have affected the market prices referred to in this clause 20.

20.7 Rank's intention to make the Offer was announced on 17 August 2005. The market price immediately before that announcement was made in New Zealand was NZ$2.46 on NZSX and A$2.26 on ASX.

20.8 There is no other information about the market price of CHH ordinary shares that would reasonably be expected to be material to the making of a decision to accept or reject the Offer, except matters referred to in the report from Grant Samuel & Associates Limited.

21. APPROVAL OF STATEMENT

The contents of this statement have been approved by the board of directors of CHH.

22. CERTIFICATE

To the best of our knowledge and belief, after making proper enquiry, the information contained in or accompanying this statement is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by CHH under the Takeovers Code.

SIGNATURES

PM Springford
Chief Executive Officer

MJ Falconer
Chief Financial Officer

TK McDonald
Director

JH Maasland
Director

Section 3

INTERIM REPORT 2005

CONTENTS

LETTER TO SHAREHOLDERS
30 June 2005

The Board of Directors of Carter Holt Harvey Limited advised the New Zealand and Australian Stock Exchanges on 21 July 2005 that net earnings from continuing operations were $140 million for the half-year ended 30 June 2005, compared with $79 million for the same period last year. Net earnings for the same period last year including discontinued operations were $541 million. Net earnings from, and the profit on the sale of the company's Tissue Businesses, which were sold in 2004, contributed $462 million to last year's net earnings.

The company has adopted International Financial Reporting Standards ("IFRS") effective 1 January 2005. Where appropriate, comparatives have been restated. The current result includes a net increase in the forest asset fair value of $109 million ($73 million after tax) compared with an increase of $34 million ($23 million after tax) for the same period last year.

Revenue of $1,586 million was similar to last year. Operating profit from continuing operations was $113 million, down $25 million on the same period last year. Earnings from Wood Products were lower, primarily due to the drop in demand in the housing market in Australia. Pulp and Paper earnings were impacted by the strong New Zealand dollar and maintenance shutdowns taken at both pulp mills. Earnings from the Forests business improved due to additional land sales, offsetting the impact of a reduced level of harvesting.

Also on 21 July 2005, the Directors declared an interim dividend of 5 cents per share for the year ending 31 December 2005, to be paid on 23 August 2005. The dividend will carry full imputation credits for resident shareholders. Non-resident shareholders will receive a supplementary dividend of 0.8823 cents per share which equates to the Non-Resident Withholding Tax payable.

The year so far has been an eventful one for the company, with the successful acquisitions of Australian premium cartonboard business Wadepack, and the New Zealand structural timber and plywood business of Tenon. Integration of the Chinese premium panels business PTP, which was bought in July 2004, is now complete. The company has been exploring options for its non strategic forests, representing approximately a third by area of the total forest estate. On 15 July 2005 the company sold most of its non-strategic forests for $441 million, with settlement of the sales planned for prior to the end of the year.

The company remains focused on Wood Products, and Pulp, Paper and Packaging, supported by Forests. It continues to have a strong balance sheet and cash flows and a workforce committed to improving returns.

CARTER HOLT HARVEY LIMITED

JOHN H MAASLAND
CHAIRMAN

PETER M SPRINGFORD
CHIEF EXECUTIVE OFFICER

15 AUGUST 2005

CONSOLIDATED INCOME STATEMENT

FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	NOTES	**SIX MONTHS 30 JUN 2005**	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
Continuing operations				
Revenue		**1,586**	1,612	3,298
Cost of sales		**(1,219)**	(1,212)	(2,461)
Gross profit		**367**	400	837
Distribution costs		**(121)**	(108)	(230)
Selling and administration costs		**(217)**	(204)	(421)
Other costs		**(25)**	(38)	(64)
Net foreign exchange gains		**60**	66	119
Other income	3	**49**	22	54
Operating profit		**113**	138	295
Forest asset fair value change	4	**109**	34	(88)
Restructuring and non-recurring items	5	**(9)**	(37)	(51)
Income from associated companies		**-**	(1)	(1)
Profit before finance costs and tax		**213**	134	155
Finance costs		**(27)**	(22)	(43)
Profit before tax		**186**	112	112
Tax expense		**(46)**	(33)	(29)
Profit for the period from continuing operations		**140**	79	83
Discontinued operations				
Profit for the period from discontinued operations		**-**	462	462
Profit for the period		**140**	541	545
Attributable to:				
Equity holders of the parent		**139**	541	544
Minority Interests		**1**	-	1
Profit for the period		**140**	541	545
Earnings per share - continuing operations		**10.6 cents**	4.5 cents	5.2 cents
Earnings per share - total operations		**10.6 cents**	31.0 cents	34.1 cents

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED BALANCE SHEET
AS AT

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	NOTES	30 JUN 2005	30 JUN 2004	31 DEC 2004
SHAREHOLDERS' EQUITY				
Share capital		**1,771**	2,255	1,773
Treasury stock		**(41)**	(50)	(41)
Reserves		**2**	80	32
Retained earnings		**1,868**	1,825	1,779
Total Shareholders' Equity		**3,600**	4,110	3,543
Minority interests		**21**	1	20
Total Equity		**3,621**	4,111	3,563
NON-CURRENT LIABILITIES				
Interest-bearing loans and borrowings		**641**	512	696
Derivative financial instruments		**1**	2	2
Provisions		**28**	31	27
Other non-current liabilities		**21**	22	19
Deferred tax liability		**530**	469	522
Total Non-Current Liabilities		**1,221**	1,036	1,266
CURRENT LIABILITIES				
Advances and deposits		**-**	2	-
Trade and other payables		**527**	497	467
Interest-bearing loans and borrowings		**256**	623	395
Derivative financial instruments		**1**	1	-
Provisions		**34**	59	39
		818	1,182	901
Liabilities directly associated with non-current assets classified as held for sale		**-**	-	-
Total Current Liabilities		**818**	1,182	901
TOTAL LIABILITIES		**2,039**	2,218	2,167
TOTAL LIABILITIES AND EQUITY		**5,660**	6,329	5,730
NON-CURRENT ASSETS				
Property, plant and equipment		**2,214**	2,094	2,086
Forest assets	**4**	**1,573**	1,589	1,465
Goodwill		**181**	71	116
Other intangible assets		**90**	78	99
Investment in associated companies		**39**	48	45
Derivative financial instruments		**109**	140	165
Other assets		**66**	52	49
Income tax		**-**	25	16
Deferred tax asset		**11**	27	25
Total Non-Current Assets		**4,283**	4,124	4,066
CURRENT ASSETS				
Cash and cash equivalents		**64**	29	28
Deposit accounts		**96**	1,178	552
Trade and other receivables		**521**	440	440
Inventories		**534**	448	483
Derivative financial instruments		**105**	91	133
Income tax		**37**	-	-
		1,357	2,186	1,636
Non-current assets classified as held for sale		**20**	19	28
Total Current Assets		**1,377**	2,205	1,664
TOTAL ASSETS		**5,660**	6,329	5,730

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	**SIX MONTHS 30 JUN 2005**	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
CASH FLOW FROM OPERATING ACTIVITIES			
Cash was provided from/(applied to)			
Receipts from customers	**1,648**	1,904	3,657
Dividends received	**1**	3	4
Payments to suppliers and employees	**(1,468)**	(1,686)	(3,312)
Operating Cash Flow before Finance Costs and Tax	**181**	221	349
Interest paid	**(35)**	(42)	(85)
Interest received	**8**	7	32
Taxes paid	**(17)**	-	-
Net Cash Flow from Operating Activities	**137**	186	296
CASH FLOW FROM INVESTING ACTIVITIES			
Cash was provided from			
Sale of property, plant and equipment	**33**	11	42
Deposit accounts	**118**	-	-
Sale of subsidiaries, associates and businesses	**8**	1,000	1,001
	159	1,011	1,043
Cash was applied to			
Purchase of property, plant and equipment	**(56)**	(83)	(151)
Purchase of subsidiaries, associates and businesses	**(264)**	-	(181)
Deposit accounts	**-**	(810)	(136)
	(320)	(893)	(468)
Net Cash Flow from/(used in) Investing Activities	**(161)**	118	575
CASH FLOW FROM FINANCING ACTIVITIES			
Cash was provided from			
Term borrowings	**12**	-	668
Treasury stock	**-**	4	13
	12	4	681
Cash was applied to			
Settlement of borrowings	**(227)**	(3)	(653)
Capital repayment	**-**	-	(480)
Payment of dividends to parent company shareholders	**(51)**	(51)	(103)
Payment of dividends to minority shareholders	**-**	-	(1)
	(278)	(54)	(1,237)
Net Cash Flow used in Financing Activities	**(266)**	(50)	(556)
NET INCREASE/(DECREASE) IN CASH HELD	**(290)**	254	315
Opening cash balance brought forward	**454**	162	162
Effect of exchange rate changes	**(11)**	(20)	(23)
CLOSING CASH BALANCE CARRIED FORWARD	**153**	396	454
The closing cash balance comprised			
Cash on hand and at bank	**64**	29	28
Deposit accounts (term less than 2 days)	**89**	367	426
	153	396	454

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED RECONCILIATION OF OPERATING CASH FLOWS

FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	**SIX MONTHS 30 JUN 2005**	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
NET PROFIT FOR THE PERIOD	**140**	541	545
Non-Cash Items and Investing Activities			
Restructuring costs	**4**	36	6
Forest asset fair value change	**(109)**	(34)	88
Depreciation	**96**	107	207
Other intangibles amortisation	**2**	3	5
Interest	**-**	(11)	(10)
Tax	**46**	26	22
Equity earnings	**-**	-	1
Capitalised interest	**-**	(2)	(2)
Gain on sale of property, plant and equipment	**(37)**	(9)	(24)
Gain on sale of subsidiaries and investments	**-**	(440)	(433)
Other	**-**	(7)	(15)
Cash Flow from Operations before Working Capital Changes	**142**	210	390
Decrease/(Increase) in Working Capital net of Acquisitions and Divestments			
Trade and other receivables	**(8)**	(7)	(1)
Inventories	**(4)**	(4)	(33)
Trade and other payables and provisions	**24**	(13)	(60)
Tax	**(17)**	-	-
Net Cash Flow from Operating Activities	**137**	186	296

CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY

FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	**SIX MONTHS 30 JUN 2005**	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
EQUITY AT COMMENCEMENT OF PERIOD	**3,563**	3,688	3,688
Profit for the period	**139**	541	544
Profit attributable to minority interests	**1**	-	1
Other reserve movements	**(51)**	(49)	(17)
Foreign currency translation reserve movements	**20**	(25)	(104)
Total Recognised Revenues and Expenses	**109**	467	424
Contributions from owners	**-**	3	3
Capital repayment	**-**	-	(480)
Distributions to owners	**(51)**	(51)	(103)
Distributions to minority interest owners	**-**	-	(1)
Other movements in minority interest	**-**	-	19
Treasury stock associated with the Share Growth Plan	**-**	4	13
EQUITY AT END OF PERIOD	**3,621**	4,111	3,563

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

BUSINESS SEGMENT INFORMATION

FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	**SIX MONTHS 30 JUN 2005**	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
Revenue			
Forests	**191**	283	553
Wood Products	**922**	893	1,875
Pulp and Paper	**349**	365	735
Packaging	**274**	248	468
Continuing operations	**1,736**	1,789	3,631
Elimination of inter-segment sales	**(150)**	(177)	(333)
Total revenue from continuing operations	**1,586**	1,612	3,298
Discontinued operations	**-**	229	229
Net sales	**1,586**	1,841	3,527
Profit before finance costs and tax			
Forests	**57**	32	78
Wood Products	**14**	38	100
Pulp and Paper	**19**	43	77
Packaging	**23**	25	40
Operating profit	**113**	138	295
Forest asset fair value change	**109**	34	(88)
Restructuring and non-recurring items	**(9)**	(37)	(51)
Income from associated companies	**-**	(1)	(1)
Profit before finance costs and tax	**213**	134	155
Finance costs	**(27)**	(22)	(43)
Profit before tax	**186**	112	112
Tax expense	**(46)**	(33)	(29)
Profit from continuing operations	**140**	79	83
Discontinued operations	**-**	462	462
Profit for the period	**140**	541	545

The segments are defined as:

Forests
The development of forests and the sale of logs.

Wood Products
The processing of logs into sawn timber, panel products and engineered wood products and the distribution of building supplies.

Pulp and Paper
The processing of logs, chips and waste paper into pulp and paper and related products.

Packaging
The manufacture of corrugated cardboard and other wood fibre packaging products.

Discontinued operations
The Tissue businesses were sold on 19 May 2004.

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

GEOGRAPHICAL SEGMENT INFORMATION
FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	**SIX MONTHS 30 JUN 2005**	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
Revenue			
New Zealand	**1,010**	1,124	2,218
Australia	**559**	586	1,161
Other	**83**	16	101
Continuing operations	**1,652**	1,726	3,480
Elimination of inter-segment sales	**(66)**	(114)	(182)
Total revenue from continuing operations	**1,586**	1,612	3,298
Discontinued operations	**-**	229	229
Net sales	**1,586**	1,841	3,527
Profit before finance costs and tax			
New Zealand	**94**	108	216
Australia	**11**	31	65
Other	**8**	(1)	14
Operating profit	**113**	138	295
Forest asset fair value change	**109**	34	(88)
Restructuring and non-recurring items	**(9)**	(37)	(51)
Income from associated companies	**-**	(1)	(1)
Profit before finance costs and tax	**213**	134	155
Finance costs	**(27)**	(22)	(43)
Profit before tax	**186**	112	112
Tax expense	**(46)**	(33)	(29)
Profit from continuing operations	**140**	79	83
Discontinued operations	**-**	462	462
Profit for the period	**140**	541	545

Discontinued operations
The Tissue businesses were sold on 19 May 2004.

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

Note 1 General Information

Carter Holt Harvey Limited ("the Company") and its subsidiaries including its share of associates and joint ventures (together "the Group") predominantly grows forests, manufactures and distributes forest, paper and packaging products to end-users, distributors and retail customers. The Group has interests in forests in New Zealand. It also manufactures and sells in Australasia and Asia.

The Company is a limited liability company incorporated under the New Zealand Companies Act 1993 and is listed on the New Zealand and Australian Stock Exchanges. The address of the registered office is 640 Great South Road, Manukau City, Auckland, New Zealand.

Carter Holt Harvey Limited is an issuer for the purposes of the Financial Reporting Act 1993.

These consolidated financial statements have been prepared in accordance with the Financial Reporting Act 1993 and the Companies Act 1993 and have been approved for issue by the Board of Directors on 21 July 2005.

Note 2 Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with New Zealand Equivalent to International Accounting Standard 34 – "Interim Financial Reporting". The consolidated financial statements have been prepared under the historical cost convention, except that the following assets and liabilities are stated at their fair value: financial assets and liabilities and forest assets.

On 1 January 2005 Carter Holt Harvey adopted International Financial Reporting Standards ("IFRS") for the first time. This required the retrospective application of all IFRS. Note 9 provides the following reconciliations between IFRS and the previous New Zealand Financial Reporting Standards:

- Reconciliation of operating profit by quarter for 2004;
- Reconciliation of net profit after tax by quarter for 2004;
- Reconciliation of equity as at 31 December 2003 (the date of transition), 30 June 2004 and 31 December 2004;
- Reconciliation of total liabilities and total assets as at 30 June 2004 and 31 December 2004.

2.2 Basis of consolidation

(a) Subsidiaries

The consolidated financial statements are prepared from the financial statements of the Company, its subsidiaries and controlled entities using the purchase method. Subsidiaries are entities in which the Company has the capacity to determine the financing and operating policies and from which it has an entitlement to significant ownership benefits. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. This may be reduced by subsequent accumulated impairment losses which have been recognised in the income statement.

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All significant inter-company transactions and balances are eliminated on consolidation. Unrealised gains and losses arising from those inter-company transactions are eliminated. Where unrealised losses indicate impairment such losses are retained.

Accounting policies of subsidiaries are consistent with the policies of the Group or if this is not possible due to jurisdictional differences the policies are adjusted on consolidation for the Group financial statements.

(b) Associates
Associates are companies in which the Group holds a substantial shareholding (usually between 20% and 50% of voting securities) and has the ability to significantly influence commercial and financial policy decisions.

Associated companies are reflected in the Group financial statements using the equity method whereby the Group's share of the retained surpluses of associates is included in the consolidated income statement and its share of post-acquisition increases and decreases in net assets in the consolidated balance sheet. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on significant transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses arising from those inter-company transactions are eliminated unless this provides evidence of impairment.

(c) Joint ventures
The Group's interests in joint arrangements (generally unincorporated) are accounted for by either proportionate consolidation or using the equity method. The proportionate consolidation method incorporates the Group's share of the assets, liabilities, revenues and expenses of joint ventures into the Group's financial statements on a line-by-line basis. The equity method is applied in the same manner as described in note 2.2(b) Associates.

The parties to the joint ventures have several liability in respect of costs and liabilities, and share in any resulting output.

Unrealised gains on significant transactions between the Group and its joint ventures are eliminated to the extent of the Group's interest in the joint ventures. Unrealised losses arising from those inter-company transactions are eliminated unless this provides evidence of impairment.

2.3 Foreign currency translation

(a) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

The consolidated financial statements are presented in New Zealand dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash-flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value, are reported through the income statement as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the net unrealised gains reserve in equity.

(c) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
- income and expenses for each income statement are translated at average exchange rates; and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity and included in currency translation reserve. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.4 Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation unless they have been adjusted to the recoverable amount as a result of an impairment loss.

Cost includes the original purchase or construction cost including fair value assessments on a business combination plus any subsequent costs where it is probable that future economic benefits will accrue. All repairs and maintenance costs are charged to the income statement.

Depreciation is calculated on a straight-line basis which will write off the cost of the assets (other than land) evenly over their expected useful lives. For major classes of property, plant and equipment, the expected useful lives generally are:

Buildings	50 years
Plant and machinery	10-25 years
Computer equipment	3 years
Other	5-15 years

The assets' residual values and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount.

No property is held with the purpose of earning long-term rental yields or for capital appreciation or both.

2.5 Forest assets

Forest assets are predominantly standing trees which are managed by the Group on a sustainable-yield basis. These are shown in the balance sheet at fair value less estimated point-of-sale costs at harvest. The costs to establish and maintain the forest assets are included in the income statement together with the change in fair value for each accounting period.

The valuation of the Group's forest assets is based on discounted cash-flow models where the fair value is calculated using cash flows from continued operations; that is, based on sustainable forest management plans taking into account growth potential. The yearly harvest from forecast tree growth is multiplied by expected wood prices and the costs associated with forest management, harvesting and distribution are then deducted to derive annual cash flows.

The fair value of the forest assets are measured as the present value of cash flows from one growth cycle based on the productive forest land, taking into consideration environmental, operational and market restrictions. Forests are valued separately from the underlying freehold land.

2.6 Intangible assets

(a) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets, acquired at the time of a business or an equity interest in a subsidiary or associate company. Goodwill on acquisition of an associate company is included in the cost of investment in the associate.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Research and Development

Research costs are expensed in the period incurred.

Development costs are capitalised where it is probable that future economic benefits will accrue and are amortised over the same period.

(c) Computer software

Costs associated with developing computer software programs are capitalised where it is probable that future economic benefits will accrue. These are amortised over a period of three to five years in the income statement. Software acquired as an integral part of manufacturing and mobile equipment is included in Property, Plant and Equipment. In these cases the software is amortised over the life of the host equipment. Maintenance of software is expensed as incurred.

(d) Other intangibles

Other intangible assets comprise log licences, trademarks, patents, and copyrights. They are capitalised at historical cost and have a definite life. The cost is amortised over their estimated useful lives (10-20 years).

2.7 Investments

The Group classifies its investments in the following categories: financial assets held for trading, loans and receivables, held to maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. They are non-current assets if they are not expected to mature in less than 12 months.

The only classification relevant to the Group is loans and receivables which are not quoted in an active market and comprise primarily loans and non-trade receivables.

Loans and receivables are initially recognised at fair value plus transaction costs and carried at amortised cost. The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. Any impairment loss is recognised in the income statement.

2.8 Accounts receivable

Trade receivables, which normally have 30 to 90-day terms, are amounts outstanding from sales arising in the normal course of business.

Trade and other receivables are initially recorded at their original invoice amount and subsequently reduced by appropriate allowances for estimated irrecoverable amounts. They do not carry any interest. Bad debts are written off when identified.

2.9 Inventories

Inventories are valued at the lower of cost, determined on a weighted average cost basis, and net realisable value. The cost of work in progress and finished production comprises raw materials, direct labour and other direct costs, including a relevant proportion of manufacturing overhead (based on normal operating capacity). Net realisable value is the estimated selling price in the ordinary course of business, less estimates of costs to complete and variable selling expenses.

2.10 Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash on hand and at bank, short-term deposit accounts with a maturity date of less than two days and bank overdraft.

2.11 Non-current assets held for sale and discontinued operations

A non-current asset or group of assets is classified by the Group as held for sale when the following criteria apply:

- its carrying amount will be recovered principally through a sale transaction rather than through continued use;
- it is immediately available for sale in its present condition;
- its sale is highly probable.

The assets are held at the lower of their carrying amount and fair value less costs to sell. Any adjustment to the carrying value is charged to the income statement.

All the assets attributable to the cash-generating unit classified as held for sale are shown separately from the assets of continuing operations under current assets as "non-current assets held for sale". The liabilities attached to those cash-generating units are likewise shown as "liabilities directly associated with non-current assets classified as held for sale" under current liabilities.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

2.12 Share capital

Ordinary shares are classified as equity.

Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Where any Group company or controlled entity purchases share capital of the Company ("treasury stock"), the consideration paid, including any direct costs, is deducted from the equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any direct costs, is included in equity attributable to the Company's equity holders.

2.13 Deferred income tax

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax book value of the assets and liabilities and their carrying amounts in the consolidated financial statements.

The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and the differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax to be utilised.

Deferred income tax assets and liabilities are measured at tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement. Deferred income tax assets and liabilities in the same jurisdiction are offset in the balance sheet only where the right to offset legally exists.

2.14 Term debt

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. Borrowing costs are recognised as an expense when incurred, except to the extent that they are capitalised in accordance with 2.21 below.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method which allocates the cost through the expected life of the loan or borrowing. Amortised cost is calculated taking into account any issue costs, and any discount or premium on drawdown.

Borrowings are classified as current liabilities (either advances and deposits or current portion of term debt) unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.15 Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the present value of the minimum lease payments or their fair value. The liability is recorded as term debt. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement.

The capitalised leased assets are depreciated over the shorter of the unexpired period of the lease or the periods set out in 2.4 above.

Operating leases are where the lessor effectively retains substantially all the risks and benefits of ownership of the asset. Operating lease payments are taken to the income statement in equal instalments over the lease term.

2.16 Employee benefits

(a) Pension obligations

The Group operates various defined contribution and defined benefit superannuation schemes. The schemes are generally funded through payments to leading financial services companies, acting in their capacity as fund managers. The contributions are determined by the employee contribution level and periodic actuarial assessments.

A defined contribution scheme is a plan under which the employee and the Group pay fixed contributions into a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to employee service in the current and prior periods. The contributions are recognised as employee benefit expense in the income statement when they are due.

A defined benefit scheme is a plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation. The Group's net obligation in respect of the defined benefit schemes is calculated separately for each scheme by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate used is related to the yield on long-duration Government Bonds that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method.

Past-service costs are recognised immediately in the income statement, unless the changes to the schemes are conditional on the employees remaining in service for a specified period of time ("the vesting period"). In this case the past-service costs are amortised on a straight-line basis over the vesting period.

To the extent that any cumulative unrecognised actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the scheme assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the scheme. Otherwise, the actuarial gain or loss is not recognised but is disclosed in the notes to the financial statements (refer note 6). This policy has been amended from that previously advised (whereby all actuarial gains and losses were to be recognised immediately) and has no financial impact on the results reported for the six months to 30 June 2005.

(b) Share-based compensation

The Group operates a cash-settled, share-based compensation plan. Each member is granted a number of share rights determined by the target level of incentive determined from the member's salary. If the Company's share price achieves the required target growth level over the three-year period to vesting or during the one-year grace period that follows, the incentive is paid out in cash at the discretion of the Board of Directors. After four years, if the required share growth has not been achieved, the plan lapses.

Each share right is valued at each balance sheet date based on the share price at that balance sheet date, taking into account the probability of achieving the target share price. The payout value is discounted back to the balance sheet date and accrued on a straight-line basis for the proportion of the three-year period expired to vesting. The change in the accrued liability is recognised immediately in the income statement.

(c) Profit sharing and bonus plans

These are annual schemes to encourage management and employee performance. The Group recognises a liability and an expense for all bonuses and profit sharing, based on the attributes of each scheme, immediately when there is a constructive or contractual obligation.

(d) Termination benefits

Redundancy benefits arise from business restructuring. The Group recognises these benefits when it is demonstrably committed to the restructuring plan. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(e) Annual and long-service leave

The liability for annual leave and long-service leave is accrued and recognised at each balance sheet date. The liability falling due more than 12 months after balance sheet date is discounted to present value.

2.17 Provisions

Provisions for environmental restoration, restructuring, product liability claims and legal claims are recognised when:

- the Group has a present or constructive obligation as a result of past events;
- it is more likely than not that an outflow of resources will be required to settle the obligation; and
- the amount can be reliably estimated.

Restructuring provisions can include lease termination penalties and redundancy costs. If the effect of the time value of money is material, provisions are determined by discounting the future cash flows. Where discounting is used, the increase in the provision for the passage of time is recognised as a finance cost.

2.18 Tax

The tax expense charged against earnings for the period is the estimated total liability including both the current period's provision and deferred tax (see 2.13 above). The current period's tax payable to the tax authorities in the jurisdictions in which the Group operates is recorded in provision for current tax and any amounts due from those tax authorities included in current tax asset. Amounts are only netted where this is permissible by the jurisdiction concerned.

Income tax, for items recognised directly in equity, is also recognised in equity and not in the income statement.

Revenues, expenses and assets are recognised net of goods and services tax ("GST") except:

- where the GST is not recoverable;
- receivables and payables are stated on a GST-inclusive basis.

The net amount of GST payable to or recoverable from the tax authorities is included as part of payables or receivables.

2.19 Income

Income comprises both revenue and gains.

Revenue comprises the fair value for the sale of goods and services, net of GST, rebates, discounts and overseas freight on export sales and after the elimination of sales made between Group entities. Revenue also includes the use by others of entity assets yielding interest, rent, royalties and dividends. Revenue excludes gains arising from the sale of non-current assets.

Revenue is recognised as follows:

(a) Sales of goods and by-products
Sales of goods are recognised when the Group has ensured delivery of the product according to the terms and conditions of the contract, the customer has assumed the risks and rewards of ownership and collection of the related receivables is reasonably assured. Generally this occurs for sales in domestic markets after the shipment of the goods to customers. In the case of goods sold to export customers this is dependent on the nature of the contract, but no earlier than the goods being on the vessel.

(b) Rendering of services
Revenue for services is recognised according to the conditions of the contract, generally in the accounting period in which the services are rendered by reference to the proportion of the total services to be provided.

(c) Other revenue
Other revenue comprises royalties recognised on an accruals basis in accordance with the agreements and rent recognised on a time-proportion basis.

(d) Finance income
Included in finance income is interest income recognised on a time-proportion basis using the effective interest method and dividend income recognised when there is a right to receive payment.

2.20 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and value in use. A cash-generating unit is the lowest level group of assets for which there are separately identifiable cash flows.

Previously recognised impairment losses on assets other than goodwill may be reversed if there is a positive change in the estimates of the recoverable amount but only to the extent of the prior cumulative impairment losses.

2.21 Interest capitalisation

Interest costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalised. The interest rate used is equal to the average corporate rate on debt.

2.22 Derivative financial instruments

Financial derivatives are initially recognised in the balance sheet at cost and subsequently measured at their fair value on each balance sheet date, though the method of recognising the resulting gains and losses is dependent on the nature of the item being hedged. When derivative contracts are entered into, the Group designates them as either:

- hedges of the fair value of recognised assets or liabilities (fair value hedge); or
- hedges of forecast transactions or firm commitments (cash-flow hedge) which hedge exposures to variability in cash flows; or
- hedges of net investments in foreign entities; or
- other derivative financial instruments not meeting hedge accounting criteria.

The fair values of financial derivatives are determined by reference to the market values for similar derivatives of similar maturity. Changes in fair value of derivatives are recognised:

- for fair value hedges which are highly effective the movements are recorded in the income statement alongside any changes in the fair value of the hedged items;
- for cash-flow hedges that are determined to be highly effective the movements are recognised in equity and for those that are ineffective the movements are recognised in the income statement;
- for hedges of net investments in foreign entities the movements are recorded in equity (currency translation reserve);
- all other movements in the fair value of derivative financial instruments are recorded in the income statement.

When the hedged firm commitment of a cash-flow hedge results in the recognition of an asset or a liability (for example a fixed asset), then, at the time that the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or carrying amount of the asset or liability. For all other cash-flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

2.23 Commodity hedging instruments

The Group has entered into electricity price hedging contracts which establish a fixed price and/or a restricted band of prices. These do not qualify for hedge accounting. The contracts are stated at fair value at each balance sheet date, based on management estimates of the forward prices. The movement in fair value is included in the income statement.

2.24 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services in a particular economic environment, where the risks and returns are different from those of segments operating in other economic environments.

The Group's primary reporting format is business segments and its secondary format is geographical.

2.25 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are declared.

Note 3 Other Income	SIX MONTHS 30 JUN 2005 $ MILLIONS	SIX MONTHS 30 JUN 2004 $ MILLIONS	TWELVE MONTHS 31 DEC 2004 $ MILLIONS
Gain on land sales	**35**	2	16
Gain on sale of property, plant and equipment	**2**	7	8
Sale of by-products	**5**	6	13
Other	**7**	7	17
	49	22	54

Note 4 Forest Assets	SIX MONTHS 30 JUN 2005 $ MILLIONS	SIX MONTHS 30 JUN 2004 $ MILLIONS	TWELVE MONTHS 31 DEC 2004 $ MILLIONS
Opening balance	**1,465**	1,554	1,554
Increase/(decrease) in fair value	**109**	34	(88)
Other	**(1)**	1	(1)
Closing balance	**1,573**	1,589	1,465

Valuation Assumptions

The forest crop has been valued at fair value based on a net present value or discounted cash-flow approach. Projected future net cash-flows from forest operations associated with the forest estate have been discounted to provide a fair value of the standing forest crop. The following valuation methodology and assumptions were adopted:

- An estate-based approach was employed whereby the net cash-flow for each working circle (or geographically distinct area) has been forecast and discounted to provide a forest value. These cash flows reflect management's future harvesting and silviculture intentions for the standing crop.
- The forest has been valued on the basis of a going concern and captures the value of the existing crop on a single-rotation basis.
- Notional land rental costs have been included for freehold land based on current government valuations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2005

- The net present value is calculated using a pre-tax discount rate of 7.4%.
- The cash flows do not take into account income tax.
- No allowance for inflation has been provided. Future revenues and costs are expressed in current dollar values.
- The impact of movement in prices on value is estimated by adjusting the starting prices for price forecasting by the quarter-on-quarter movement in market prices and maintaining a consistent price path to the long-run averages by grade category noted in the table below.
- Costs are current average costs. No allowance has been made for cost improvements in future operations.

The net change in value arising from harvest removals, growth, and change in prices by log grade category is taken as the change in fair market value of the forest crop and is included in the Income Statement.

At Customer/Wharf Gate	DEC 2004 AVERAGE PRICE FOR QTR NZ$/M³	JUN 2005 AVERAGE PRICE FOR QTR NZ$/M³	LONG-RUN AVERAGE PRICE (FROM 2014) NZ$/M³
Radiata			
Pruned	138	124	153
Unpruned Sawlog	63	73	81
Pulp	40	41	47
Other Species	62	87	85
Weighted Average	60	68	75

Sensitivity of Valuation to Changes in Key Assumptions	$ MILLIONS
Impact on crop valuation	
Price - $\$1/m^3$ Increase/Decrease	85
Costs - $\$1/m^3$ Increase/Decrease	85
Discount rate	
0.5% Increase	112
0.5% Decrease	123

Harvest Profile

The following table summarises the annual projected harvest volumes (millions of cubic metres) as at 30 June 2005. Further market constraints could impact this harvest profile.

Volume in million m^3	2005-2008	2009-2012	2013-2016	2017-2020	2021-2024	2025-2028	2029-2032	2033-2036	2037
Pruned	0.3	0.5	0.5	0.3	0.1	0.2	0.0	0.0	0.0
Sawlog	3.2	4.0	4.5	5.3	5.8	5.7	5.8	2.2	0.2
Pulp	1.2	1.6	2.0	2.2	2.2	2.1	2.1	0.7	0.1
Other Species	0.1	0.1	0.2	0.3	0.3	0.2	0.2	0.1	0.0
	4.8	6.2	7.2	8.1	8.4	8.2	8.1	3.0	0.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2005

Note 5 Restructuring and Non-Recurring Items

Included in these financial statements are the following amounts relating to restructuring and non-recurring items.

	SIX MONTHS 30 JUN 2005 $ MILLIONS	SIX MONTHS 30 JUN 2004 $ MILLIONS	TWELVE MONTHS 31 DEC 2004 $ MILLIONS
Redundancies	**(7)**	(18)	(20)
Asset write-offs	**(1)**	(12)	(10)
Environmental provisions	**(4)**	-	(5)
Sale of businesses and equity investments	**2**	-	(7)
Other	**1**	(7)	(9)
	(9)	(37)	(51)

Note 6 Defined Benefit Superannuation Schemes

The Group has net recognised actuarial losses arising in respect of the two defined benefit superannuation schemes it operates in New Zealand and Australia. In addition to the recognised liability there are cumulative unrecognised actuarial losses that have arisen during the six months to 30 June 2005 due to changes in the discount rate and investment experience of the schemes. This amount has been estimated to be $5 million.

	30 JUN 2005 $ MILLIONS	30 JUN 2004 $ MILLIONS	31 DEC 2004 $ MILLIONS
Recognised defined benefit superannuation schemes' liability	**27**	31	27
Unrecognised cumulative actuarial losses	**5**	-	-
Total recognised and unrecognised liability	**32**	31	27

The liability for the defined benefit superannuation schemes is included within non-current provisions.

Note 7 Share Growth Plan

The Company operates a long-term equity-related incentive plan that seeks to align the reward of executives over a three-year rolling period to the return achieved by shareholders through growth in share price. In May each year, for the last six years, the Company has issued to executives a right to a target award that is determined as a percentage of their salary. The award is payable in cash at the discretion of the Board of Directors. The award is triggered after three years if the Company's share price rate of growth exceeds the target growth rate, or, alternatively, exceeds an agreed predetermined market index growth rate. If the award is triggered by the index then a reduced award is paid. At the end of the three-year Grant period, that Grant remains open for 12 months. If no award is triggered in that 12-month period, then the Grant lapses. The award is based on a rolling 30-day average share price.

The total expense included in these financial statements for the Share Growth Plan is a credit of $1 million (six months ended 30 June 2004: $2 million expense; and the 12 months ended 31 December 2004: $2 million credit).

The following table indicates the current awards granted under the Share Growth Plan and the accrual made at 30 June 2005 in respect of each grant.

Year Issued	TARGET AWARD $ MILLIONS	AWARD ISSUE PRICE	AWARD TARGET PRICE	ACCRUAL $ MILLIONS
2002	6.3	$2.15	$2.71	0.0
2003	5.8	$1.89	$2.38	4.6
2004	6.5	$2.55	$3.21	0.6
2005	6.6	$2.00	$2.52	0.3
	25.2			5.5

The accrual for the Share Growth Plan is assessed based on a fair value calculation using a binomial model. As at 30 June 2005 the Company's share price was $2.28 and the 30-day average price was $1.94.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2005

Note 8 Significant Events Subsequent to Balance Date

On 15 July 2005 the Company announced that it had reached an agreement for sale of its "non-strategic" forests located in Canterbury, Hawke's Bay, Western Bay of Plenty, Coromandel, South Auckland and North Auckland (approximately 95,000 hectares) for $441 million. After allowing for estimated transaction costs and tax, the anticipated net gain is $27 million. The sale is expected to be completed on 3 October 2005 subject to approval from the Overseas Investment Commission.

On 21 July 2005 the Directors declared an interim dividend for the year ending 31 December 2005 of $65,430,002 payable on 23 August 2005. The dividend is for 5 cents per share and will carry full imputation credits for resident shareholders. Non-resident shareholders will receive a supplementary dividend of 0.8823 cents per share, which equates to the Non-Resident Withholding Tax payable.

Note 9 Reconciliation of IFRS with Amounts Previously Recorded under "Old" NZ GAAP

Discussion on the nature of the differences between IFRS and "old" NZ GAAP as they relate to the Group is included in note 31 of the 2004 Annual Report.

Reconciliation of Operating Profit	THREE MONTHS 31 MAR 2004 $ MILLIONS	THREE MONTHS 30 JUN 2004 $ MILLIONS	THREE MONTHS 30 SEP 2004 $ MILLIONS	THREE MONTHS 31 DEC 2004 $ MILLIONS	**TWELVE MONTHS 31 DEC 2004 $ MILLIONS**
Total reported under "old" NZ GAAP	68	58	71	62	**259**
IFRS adjustments:					
Financial instruments	-	(3)	(1)	2	**(2)**
Goodwill and other intangible assets	7	6	8	8	**29**
Defined benefit superannuation schemes	2	2	5	2	**11**
Capitalised start-up costs	-	1	-	1	**2**
Land sales	(1)	(4)	(5)	5	**(5)**
Employee benefits	-	-	-	1	**1**
Share growth plan	5	7	-	-	**12**
Employee share purchase scheme	-	-	-	(1)	**(1)**
Pulp & Paper maintenance shutdown costs	6	(5)	(6)	5	**-**
Reclassification of discontinued operations	(10)	(1)	-	-	**(11)**
Total IFRS adjustments	9	3	1	23	**36**
Restated under IFRS	77	61	72	85	**295**

Reconciliation of Net Profit/(Loss) after Tax	THREE MONTHS 31 MAR 2004 $ MILLIONS	THREE MONTHS 30 JUN 2004 $ MILLIONS	THREE MONTHS 30 SEP 2004 $ MILLIONS	THREE MONTHS 31 DEC 2004 $ MILLIONS	**TWELVE MONTHS 31 DEC 2004 $ MILLIONS**
Total reported under "old" NZ GAAP	38	458	(87)	27	**436**
IFRS adjustments:					
Deferred tax	-	-	126	-	**126**
Forest asset	68	(43)	(84)	2	**(57)**
Financial instruments	-	(2)	-	(1)	**(3)**
Goodwill and other intangible assets	7	8	8	8	**31**
Defined benefit superannuation schemes	1	2	3	2	**8**
Capitalised start-up costs	-	-	-	1	**1**
Land sales	(1)	(4)	(5)	5	**(5)**
Employee benefits	-	-	-	1	**1**
Share growth plan	3	5	-	-	**8**
Employee share purchase scheme	-	-	-	(1)	**(1)**
Pulp & Paper maintenance shutdown costs	4	(3)	(4)	3	**-**
Total IFRS adjustments	82	(37)	44	20	**109**
Restated under IFRS	120	421	(43)	47	**545**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2005

Reconciliation of Equity with "Old" NZ GAAP	31 DEC 2003 $ MILLIONS	30 JUN 2004 $ MILLIONS	31 DEC 2004 $ MILLIONS
Total reported under "old" NZ GAAP	4,126	4,552	3,906
IFRS adjustments:			
Deferred tax	(479)	(481)	(353)
Forest asset	(28)	(3)	(85)
Financial instruments	174	123	155
Goodwill and other intangible assets	(57)	(42)	(26)
Defined benefit superannuation schemes	(19)	(16)	(11)
Reversal of capitalised start-up costs	(11)	(10)	(10)
Land sales	(10)	(15)	(15)
Employee benefits	(8)	(8)	(7)
Share growth plan	(8)	-	-
Recognition of tax losses	8	8	8
Employee share purchase scheme	-	2	1
Pulp and Paper maintenance shutdown costs	-	1	-
Total IFRS adjustments	(438)	(441)	(343)
Restated balances under IFRS	3,688	4,111	3,563

Reconciliation of Total Liabilities and Total Assets with "Old" NZ GAAP	TOTAL LIABILITIES		TOTAL ASSETS	
	30 JUN 2004 $ MILLIONS	31 DEC 2004 $ MILLIONS	30 JUN 2004 $ MILLIONS	31 DEC 2004 $ MILLIONS
Total reported under "old" NZ GAAP	1,717	1,725	6,269	5,631
IFRS adjustments:				
Deferred tax	434	378	(47)	25
Forest asset	6	(34)	3	(119)
Financial instruments	47	88	170	243
Goodwill and other intangible assets	-	-	(42)	(26)
Defined benefit superannuation schemes	16	11	-	-
Reversal of capitalised start-up costs	(6)	(5)	(16)	(15)
Land sales	2	5	(13)	(10)
Employee benefits	8	7	-	-
Share growth plan	-	-	-	-
Reclassification of current tax asset	3	-	3	-
Recognition of tax losses	(8)	(8)	-	-
Employee share purchase scheme	-	-	2	1
Pulp and Paper maintenance shutdown costs	(1)	-	-	-
Total IFRS adjustments	501	442	60	99
Restated balances under IFRS	2,218	2,167	6,329	5,730

AUDITORS' REVIEW REPORT

Deloitte.

REVIEW REPORT TO THE SHAREHOLDERS OF CARTER HOLT HARVEY LIMITED

We have reviewed the consolidated interim financial statements on pages 3 to 23. The consolidated interim financial statements provide information about the past financial performance of Carter Holt Harvey Limited and its subsidiaries ("the Group") and its financial position as at 30 June 2005. This information is stated in accordance with the accounting policies set out in the Group's consolidated interim financial statements on pages 9 to 19.

Board of Directors' Responsibilities

The Board of Directors is responsible for the preparation, in accordance with New Zealand law and generally accepted accounting practice, of consolidated interim financial statements which present fairly the financial position of the Group as at 30 June 2005 and the results of its operations and cash flows for the six months ended on that date.

Independent Accountants' Responsibilities

We are responsible for reviewing the consolidated interim financial statements presented by the Board of Directors in order to report to you whether, in our opinion and on the basis of the procedures performed by us, anything has come to our attention that would indicate that the consolidated interim financial statements do not present fairly the matters to which they relate.

Basis of Opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

We have reviewed the consolidated interim financial statements of the Group for the six months ended 30 June 2005 in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. These standards require that we plan and perform the review to obtain moderate assurance as to whether the consolidated interim financial statements are free of material misstatement.

Other than in our capacity as auditors under the Companies Act 1993 and the provision of accounting advice, we have no relationship with or interests in Carter Holt Harvey Limited or its subsidiaries.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements on pages 3 to 23 do not present fairly the financial position of the Group as at 30 June 2005 and the results of its operations and cash flows for the six months ended on that date in accordance with New Zealand Equivalent to International Accounting Standard 34 – "Interim Financial Reporting".

Our review was completed on 21 July 2005 and our review opinion is expressed as at that date.

Deloitte

DELOITTE
CHARTERED ACCOUNTANTS
AUCKLAND, NEW ZEALAND

DIRECTORY

Board of Directors
John H Maasland CHAIRMAN
Robert J Grillet
Andrew R Lessin
Brian N G McDonald
T Kerry McDonald
Jonathan P Mason
Helen M Nugent
Maximo Pacheco
Peter M Springford

Leadership Team
Peter Springford CHIEF EXECUTIVE OFFICER
Michael Falconer
Jeremy Fleming
Rhys Jones
Christine Parker
Nicolas Short
Ian Unwin
Maree Webster

Registered Office
NEW ZEALAND
Carter Holt Harvey Limited
640 Great South Road
Manukau City
Private Bag 92106
Auckland
New Zealand
Telephone: +64-9-262 6000
Facsimile: +64-9-262 6099

AUSTRALIA
Carter Holt Harvey Limited
Como Office Tower
Level 16, 644 Chapel Street
South Yarra
Melbourne, VIC 3141
Australia
Telephone: +61-3-9823 1600
Facsimile: +61-3-9823 1620

Auditor
Deloitte
PO Box 33
Auckland
New Zealand

Carter Holt Harvey Limited
NZ Company Number 82279
A.R.B.N. 050 319 152

Principal Legal Advisors
NEW ZEALAND
Bell Gully
Russell McVeagh

AUSTRALIA
Freehills
Middletons

Stock Exchange Listings
NZX Trading Code: CAH
ASX Trading Code: CHY

Share Registrar
PRINCIPAL REGISTRAR
Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland 1020
New Zealand
Telephone: +64-9-488 8777
Facsimile: +64-9-488 8787
Email: enquiry@computershare.co.nz

AUSTRALIAN BRANCH REGISTRAR
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
GPO Box 7045
Sydney, NSW 2001
Australia
Telephone: +61-2-8234 5000
Facsimile: +61-2-8234 5050
Freephone: 1 800 501 366

Shareholder Enquiries
Shareholders with enquiries about share transactions, changes of address or dividend payments should contact the Share Registrar in the country in which their shares are registered.

Website
www.chh.com

Section 4

ADVISER'S REPORT

CarterHoltHarvey

CarterHoltHarvey

INDEPENDENT ADVISER'S REPORT

GRANT SAMUEL

■ ■ ■

September 2005

■ ■ ■

Table of Contents

1 Terms of the Takeover Offer

1.1 Background to the Rank Group Offer

On 27 June 2005 Carter Holt Harvey Limited (**CHH**) announced that it has been advised by its major shareholder International Paper Inc (**IP**) that IP intended to explore strategic alternatives for its 50.5% shareholding in CHH. One month later IP announced a restructuring of its global operations to concentrate on two key business platforms:

- uncoated papers; and
- industrial and consumer packaging.

To facilitate the focus on these businesses IP stated that it would evaluate strategic options for businesses and assets outside of the two key business platforms including the potential sale or spin off of selected global assets including:

- the 50.5% stake in CHH (as already notified to the markets);
- some or all of its 6.8 million acres of US forestlands;
- its wood products business;
- its kraft papers business (and associated mill in North Carolina);
- its coated and supercalendered papers business (and associated mill in Brazil);
- its beverage packaging business (and associated mill in Arkansas); and
- Arizona Chemical.

IP estimates the after tax proceeds from the above assets at approximately US$8 - $10 billion, of which approximately half would be used to reduce debt. The remainder is intended to be returned to shareholders and used to fund selected acquisitions in the core businesses.

On 17 August 2005 IP entered into an agreement to sell its 50.5% shareholding in CHH to Rank Group Investments Limited (**Rank Group**) under a takeover offer to be made by Rank Group for all of the shares in CHH at a price of $2.50 per share. The Lock-in Agreement entered into between IP and Rank Group requires Rank Group to send to CHH a Notice of Intention to make an offer for all of the ordinary shares in CHH within the 14 day period after 17 August 2005 and then make the offer as soon as reasonably possible, and in any event no later than 30 days after sending its Notice of Intention to make an offer to CHH.

The sale of the CHH shareholding will yield IP NZ$1.65 billion (approximately US$1.15 billion).

1.2 Summary of the Rank Group Offer

On 31 August Rank Group issued a Notice of Intention to make an offer for all the ordinary shares in CHH (**the Rank Group Offer**). The primary terms and conditions of the Rank Group Offer are as follows:

- a price of $2.50 per share (ex dividend);
- Rank Group receiving acceptances of more than 50% of the voting rights of CHH. As IP has already agreed to accept for its 50.5% shareholding, provided the takeover offer is made in accordance with the rules and regulations of the Takeovers Code, this condition will be satisfied;
- the business of each member of the CHH Group is carried on in the normal and ordinary course; and
- other reasonably standard terms and conditions.

The Rank Group Offer was opened on 14 September 2005 and will be open for acceptance by CHH shareholders until 13 October 2005, unless the offer period is extended by Rank Group.

1.3 Profile of Rank Group

Rank Group was listed on the New Zealand Stock Exchange in 1987. At that time approximately 40% of Rank Group was owned by Rank Commercial Limited (**Rank Commercial**), an investment company owned by businessman Graeme Hart. Rank Group acquired the Government Printing Office in 1990 for $23 million and in 1991 acquired a controlling interest in the Whitcoulls group of companies from Brierley Investments for $71.2 million. In 1993 Rank Group was renamed Whitcoulls and proceeded to make several more acquisitions.

In 1996 Rank Commercial made a full takeover offer to acquire the 35.5% of Whitcoulls that it did not already own. Following the successful completion of the takeover offer Whitcoulls was delisted in July 1996 and was sold shortly thereafter to Blue Star Group.

In June 1997 Rank Commercial acquired a 19.9% stake in Australian consumer food products company Burns Philp, which at that time was in significant financial distress, for A$260 million. At the same time Rank Commercial was renamed Rank Group. Under Rank Group control, Burns Philp achieved a major turnaround in earnings and in 2003 acquired 100% of Australasian foods and ingredients company Goodman Fielder under a full takeover offer.

In 2002 Rank Group acquired New Zealand Dairy Foods from Fonterra. In August 2005 New Zealand Dairy Foods and Fonterra announced an asset swap agreement under which New Zealand Dairy Foods will exchange its dairy food assets, including the Anchor milk and Fresh 'n Fruity yoghurt brands, for Fonterra's Meadow Fresh milk brand and Kiwi Meats business plus $338 million in cash.

Today, Rank Group remains 100% owned by Graeme Hart. Its major investments are a 58% shareholding in Burns Philp (which includes 100% of Goodman Fielder) and a 100% shareholding in New Zealand Dairy Foods.

2 Scope of the Report

2.1 Requirements of the Takeovers Code

The Takeovers Code came into effect on 1 July 2001, replacing the Companies Amendment Act 1963 and the New Zealand Exchange (**NZX**) Listing Rule requirements governing the conduct of listed company takeover activity in New Zealand. The Takeovers Code seeks to ensure that all shareholders are treated equally and, on the basis of proper disclosure, are able to make an informed decision as to whether to accept or reject an offer.

The Takeovers Code prescribes the responsibilities and obligations for both Rank Group and CHH as "bidder" and "target" respectively. CHH's response to the Rank Group Offer, known as a "target company statement", must contain the information prescribed in the Second Schedule of the Takeovers Code, and must include an Independent Adviser's Report (or summary thereof). If only a summary report is included within the target company statement, the full report must be available to CHH shareholders for inspection upon request. This report constitutes the full report for CHH shareholders.

2.2 Purpose of the Report

The Rank Group Offer constitutes a full takeover offer under Rule 8 of the Takeovers Code. Accordingly, the Independent Directors of CHH have engaged Grant Samuel & Associates Limited (**Grant Samuel**) to prepare the Independent Adviser's Report required under Rule 21 of the Takeovers Code setting out an assessment of the merits of the Rank Group Offer to assist CHH shareholders in forming an opinion on the Rank Group Offer. Grant Samuel is independent of CHH and Rank Group and has no involvement with, or interest in, the outcome of the Rank Group Offer.

Grant Samuel has been approved by the Takeovers Panel to prepare the Independent Adviser's Report. The report is for the benefit of the holders of CHH shares (other than IP and its associated persons). The report should not be used for any purpose other than as an expression of Grant Samuel's opinion as to the merits of the Rank Group Offer.

2.3 Basis of Assessment

Rule 21 of the Takeovers Code requires the Independent Adviser to assess "the merits of an offer". The term "merits" has no definition either in the Takeovers Code itself or in any statute dealing with securities or commercial law in New Zealand. While the Takeovers Code does not prescribe a meaning of the term "merits", it suggests that "merits" include both positives and negatives in respect of a transaction.

There is mention of the phrase "fair and reasonable" in the compulsory acquisition rules of the Takeovers Code. Where the 90% threshold is reached as a result of a Takeovers Code offer and 50% of the shares not previously held by the offeror have been acquired as a result of the offer, the price for the remaining shares is set at the same price as the offer price. Where the 90% threshold is reached but 50% of the shares not previously held by the offeror have not been acquired as a result of the offer, the compulsory acquisition price is a cash price specified by the dominant owner and certified as "fair and reasonable" by an Independent Adviser. The Takeovers Code provides no guidance as to the definition of "fair and reasonable".

In Australia, the phrase "fair and reasonable" appears in legislation and the ASX Listing Rules as a basis for assessing takeovers and similar transactions. The terms "fair" and "fair and reasonable" are both widely used tests or frameworks for analysing corporate transactions. However, there is very little useful legal or regulatory guidance as to the meaning of these terms. The Australian approach draws a distinction between "fair" and "reasonable" in relation to takeover offers. A fair offer is one that reflects the full market value of a company's businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value may not be "fair" but may be "reasonable" if shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation, the minority shareholders have little

prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

Reasonableness is said to involve an analysis of other factors that a shareholder might consider prior to accepting a takeover offer such as:

- the offeror's existing shareholding if any;
- other significant shareholdings;
- the liquidity of the market for the target company's shares;
- any benefits through achieving the stated level of ownership;
- any special value of the company to the offeror; and
- the likelihood of an alternative offer.

Under the Australian definition a takeover offer could be considered "reasonable" if there were valid reasons to accept the offer notwithstanding that it was not "fair". A fair offer will always be reasonable but a reasonable offer will not necessarily always be fair.

In Grant Samuel's opinion there are two distinct components of the Rank Group Offer:

- the acquisition of IP's 50.5% shareholding which has been agreed and will occur regardless of whether other CHH shareholders accept the Rank Group Offer; and
- the Rank Group Offer to the minority shareholders of CHH, which, under the Takeovers Code, is required to be made at the same price.

This report has been prepared for the benefit of the minority shareholders in CHH.

Grant Samuel has assessed the merits of the Rank Group Offer after taking into consideration the following factors:

- the estimated value range of CHH and the consideration of the Rank Group Offer when compared to that estimated value range;
- the likelihood of an alternative offer and alternative transactions that could realise fair value;
- the likely market price and liquidity of CHH shares in the absence of the Rank Group Offer;
- any advantages or disadvantages for CHH shareholders of accepting or rejecting the Rank Group Offer;
- the current trading conditions for CHH;
- the timing and circumstances surrounding the Rank Group Offer;
- the attractions of CHH's businesses; and
- the risks of CHH's businesses.

Grant Samuel's opinion on the merits of the Rank Group Offer is to be considered as a whole. Selecting portions of the analyses or factors considered by it, without considering all the factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

2.4 Approach to Evaluation

The Rank Group Offer is for all the outstanding shares in CHH and accordingly is a full takeover. In Grant Samuel's opinion the price to be paid under a full takeover should reflect the full underlying value of the company. The support for this opinion is two fold:

- the Takeovers Code's compulsory acquisition provisions apply when the threshold of 90% of voting rights has been reached. In this instance, the Takeovers Code seeks to avoid issues of premiums or discounts for minority holdings by providing that a class of shares is to be valued as a whole with each share then being valued on a pro rata basis. In other words, a minority shareholder is to receive its share of the full underlying value. Grant Samuel believes that the appropriate test for fairness under a full or partial takeover offer where the offeror will gain control is the full underlying value, prorated across all shares. The underlying rationale is that it would be inconsistent for one group of minority shareholders, those selling under compulsory acquisition, to receive a different price under the same offer from those who accepted the offer earlier; and

- under the former takeover provisions of the NZX Listing Rules a controlling shareholding could have been transferred to another party without a full or partial takeover offer being made to the remaining shareholders. Under the Takeovers Code the acquisition of more than 20% of the voting rights in a "code" company can only be made under an offer to all shareholders unless the shareholders otherwise give approval. As a result, a controlling shareholding (generally accepted to be no less than 40% of the voting rights) cannot be transferred without the acquirer making an offer on the same terms and conditions to all shareholders (unless target company shareholders consent). Prior to the introduction of the Takeovers Code some market commentators held the view that where a major shareholder had a controlling shareholding, any control premium attached only to that shareholding. One of the core foundations of the Takeovers Code is that all shareholders be treated equally. In this context, any available control premium is now available to all shareholders under a takeover offer regardless of the size of their shareholding or the size of the offeror's shareholding at the time the offer is made.

Accordingly, Grant Samuel is of the opinion that not only because shares acquired under a compulsory acquisition scenario will receive a price equivalent to full underlying value, but because the control premium is now available to all shareholders, the share price under either a full or partial takeover offer where the offeror will gain control should be within or exceed the prorated full underlying valuation range of the company.

Given IP has agreed to accept the Rank Group Offer for its 50.5% shareholding in CHH, control of CHH will pass to Rank Group. This is a significant difference to a takeover offer where the collective decision of shareholders determines whether the offeror gains control of the target or not. It does not however invalidate the argument that the offer for the remaining shares should be within or exceed the prorated full underlying valuation of the company. Grant Samuel has compared the consideration of $2.50 per share to an assessment of the full underlying value of CHH shares. A takeover offer consideration that falls within or exceeds a valuation range estimated on this basis is fair. That estimate was determined by:

- calculating an ungeared valuation for CHH's operating divisions;

- adding the value of other assets and non-trading liabilities; and

- deducting the net debt of CHH.

The aggregate value of the operating divisions should match or exceed the amount that would be realised in an orderly realisation of assets. The value would be likely to exceed the amount that would ultimately be distributed to shareholders to the extent that tax liabilities and any other costs were crystallised in the realisation.

CHH has been valued at fair market value, which is defined as the estimated maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

2.5 Sources of Information

The following information on CHH was used and relied upon in preparing this report:

- annual reports of CHH for the years ended 31 December 2002, 2003 and 2004;
- half year report of CHH for the six months ended 30 June 2005;
- recent brokers' reports on CHH;
- recent Board papers and business performance reports;
- financial models, other confidential reports and working papers prepared by CHH management and their advisers; and
- other information on the forestry, wood processing, pulp and paper and packaging sectors and publicly listed companies, including annual reports, interim financial results, industry studies, brokers' reports and information regarding the prospective financial performance of those companies.

Grant Samuel has also held discussions with and obtained information from some senior managers of CHH.

2.6 Limitations and Reliance on Information

Grant Samuel's opinion is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time. The report is based upon financial and other information provided by CHH. Grant Samuel has considered and relied upon this information. Grant Samuel believes that the information provided was reliable, complete and not misleading and has no reason to believe that any material facts have been withheld.

The information provided has been evaluated through analysis, enquiry, and review for the purposes of forming an opinion as to the underlying value of CHH. However in such assignments time is limited and Grant Samuel does not warrant that these inquiries have identified or verified all of the matters which an audit, extensive examination or "due diligence" investigation might disclose.

An analysis of the merits of a takeover offer is in the nature of an overall opinion rather than an audit or detailed investigation. Grant Samuel has not undertaken a due diligence investigation of CHH. In addition, preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of CHH. It is understood that, where appropriate, the accounting information provided to Grant Samuel was prepared in accordance with generally accepted accounting practice (except where noted by the company in its annual reports) and in a manner consistent with methods of accounting used in previous years.

An important part of the information used in forming an opinion of the kind expressed in this report is the opinions and judgement of the management of the relevant enterprise. That information was also evaluated through analysis, enquiry and review to the extent practical. However, it must be recognised that such information is not always capable of external verification or validation.

The information provided to Grant Samuel included forecasts and projections of future revenues, expenditures, profits and cash flows of CHH prepared by the management of CHH. Grant Samuel has used these forecasts and projections for the purpose of its analysis. Grant Samuel has assumed that the underlying forecasts and projections were prepared accurately, fairly and honestly based on information available to management at the time and within the practical constraints and limitations of such forecasts and projections. It is assumed that the forecasts and projections do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise.

The projections provided by CHH management are high level financial projections. They do not represent a budget or forecast for the year ending 31 December 2006 and have not been prepared as part of a formal budget process. The projections adopt long run averages for pulp and paper prices, lumber prices and housing starts from 1 January 2006 and as such do not reflect management's

current view of the projected performance of CHH for the year ending 31 December 2006. Grant Samuel has not been provided with management's projection for the year ending 31 December 2006 based on a more accurate assessment and outlook for prices and economic activity over the next 18 months. Grant Samuel has adopted different assumptions in relation to the exchange rates and pulp prices for valuation purposes. The principal assumptions underlying the valuation are set out in section 4.1 of this report.

Grant Samuel in no way guarantees or otherwise warrants the achievability of the forecasts or projections of future profits and cash flows for CHH in this report. Forecasts and projections are inherently uncertain. Projections are predictions of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of management. The actual future results may be significantly more or less favourable.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. In forming its opinion, Grant Samuel has assumed, except as specifically advised to it, that:

- the title to all such assets, properties, or business interests purportedly owned by CHH is good and marketable in all material respects, and there are no material adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests, and that the subject assets, properties, or business interests are free and clear of any and all material liens, encumbrances or encroachments except as disclosed in the notes to CHH's financial statements;
- there is compliance in all material respects with all applicable national and local regulations and laws, as well as the policies of all applicable regulators, and that all required licences, rights, consents, or legislative or administrative authorities from any government, private entity, regulatory agency or organisation have been or can be obtained or renewed for the operation of the business of CHH;
- various contracts in place and their respective contractual terms will continue and will not be materially and adversely influenced by potential changes in control; and
- there are no material legal proceedings regarding the business, assets or affairs of CHH, other than as publicly disclosed.

3 Profile of CHH

3.1 History of CHH

Carter Holt Harvey had its beginnings at the start of the 19th century in the form of separate businesses operated by the Carter, Holt and Harvey families. By the 1940's Carter Consolidated had become one of the largest companies in New Zealand's timber industry, Alex Harvey and Sons had listed on the New Zealand stock exchange, and Robert Holt and Sons had emerged as a strong private company. Robert Holt and Sons was eventually listed on the stock exchange in 1961.

In 1971, after much collaboration between the two companies on industry wide projects, Carter Consolidated merged with Robert Holt and Sons to form Carter Holt Holdings.

In 1969 Alex Harvey and Sons bought the assets of Australian Consolidated Industries (**ACI**). The new entity was renamed Alex Harvey Industries with ACI remaining as the major shareholder. In 1984 ACI launched a formal bid to take over the shares in Alex Harvey Industries that it did not already own, but after encountering some resistance eventually sold its own shares in Alex Harvey Industries to Carter Holt Holdings for over $300 million, an outcome of which lead to the creation of Carter Holt Harvey in 1985. CHH then acquired the tissue company Caxton in the late 1980's, and New Zealand Forest Products in 1990, making it the largest forestry company in New Zealand. Brierley Investments Limited took effective control of CHH in 1991, and shortly thereafter sold out to International Paper, one of the world's largest paper companies.

During the mid 1980's CHH acquired a 50% shareholding in a joint venture company, Los Andes, which in turn owned a controlling shareholding in publicly listed Chilean company Copec, a diversified company with a range of assets that mirrored a number of CHH operations, including forest industry investments. Later that decade CHH sold its investment in Copec for NZ$2.4 billion and moved its investment focus toward Australian assets acquiring Raleigh Paper, the Australian tissue operations of Bowater Group, CSR panels business, the South Australian government's Forwood business and, in a joint venture with parent company International Paper, Continental Cup, the Australian operations of the US carton manufacturers Riverwood and Stone Container.

In 2001 CHH acquired the Tasman pulp mill operations owned by Norske Skog for NZ$285 million, which had acquired these through the takeover of Fletcher Paper a year earlier.

More recently CHH has divested its Tissue business and 94,600 of non-strategic forests and acquired the Plantation Timber Products (**PTP**) MDF business in China, Wadepack Limited (**Wadepack**) – a carton packaging company in Australia – and the structural lumber assets of Tenon.

Today CHH is the leading forests products company in Australasia, with significant interests in forests, wood products, pulp paper and packaging. CHH is listed on both the NZX and ASX and employs approximately 10,500 people. The company's head office is in Auckland, New Zealand.

■ ■ ■

3.2 Group Profile

As the leading forests products company in Australasia, CHH operates in both the New Zealand and Australian domestic markets, and also in a number of international markets. Within those markets the company is structured into four distinct business groupings – Forest, Pulp and Paper, Wood Products (including Carters) and Packaging:


Customers
NZ
AU
Asia
Forests NZ
Pulp NZ
Paper NZ
Packaging AU
Packaging NZ
Carters NZ
Wood NZ
Wood AU
Wood China

The relative sizes and earnings contributions of each of the four operational businesses is summarised below:

CHH Business Group Profile					
Business Group	**Pulp & Paper**	**Packaging**	**Wood Products**	**Forests**	**Total**
Report section	3.3	3.4	3.5	3.6	
2004A					
Revenue[1]	**735**	**468**	**1,875**	**553**	**3,631**
% of total revenue	*20*	*13*	*52*	*15*	*100*
Operating EBITDA[2]	**106**	**61**	**160**	**30**	**357**
% of total Operating EBITDA	*30*	*17*	*45*	*8*	*100*
2005F					
Revenue[1]	**699**	**556**	**1,957**	**400**	**3,612**
% of total revenue	*19*	*15*	*55*	*11*	*100*
Operating EBITDA	**51**	**68**	**124**	**40**	**283**
% of total Operating EBITDA	*18*	*24*	*44*	*14*	*100*

Each of the business groupings are profiled in more detail in sections 3.3 – 3.6 of this report.

1 Revenue includes inter-divisional sales.

2 Earnings before interest, taxation, depreciation and amortisation. Excludes forest and land sales and income from FX hedging.

■ ■ ■

3.3 Pulp & Paper

3.3.1 Overview of the Pulp & Paper Market

The global pulp and paper sector is made up of a large number of companies producing a very wide range of paper, packaging and pulp products. The sector is capital intensive and cyclical. The key driver of the cyclicality is net new capacity additions which, due to the nature of the mills, tend to be very large and invariably cause a short term imbalance between supply and demand. In 2003 total world paper and paperboard production exceeded 339 million tonnes. The global pulp and paper market is highly fragmented with the world's largest participant, Stora Enso having only a 4.7 per cent market share. CHH has productive capacity of approximately one million tonnes of pulp and paper per annum, or approximately one third of a per cent of total world paper and paperboard production.

The key factors affecting the earnings of the pulp and paper industry are:

Currency Relationships

Both pulp and paper are global commodities, generally priced in US dollars. Currency changes play a role in helping to determine companies or countries that may have a competitive edge. A currency decline generally stimulates exports. The New Zealand dollar has strengthened against the US dollar over the past five years and has appreciated in value to a greater extent than US dollar pulp and paper prices. This has resulted in a significant reduction in the New Zealand dollar receipts for CHH Pulp and Paper, a factor that has had a material negative impact on its earnings in recent years.

Fibre Supply

The principal variable cost in pulp and paper production is the cost of wood fibre and for lesser quality grades, waste paper fibre. Access to abundant low cost fibre is critical to achieving profitability. The North American pulp and paper industry is the largest seller of fibre and Asia is the largest purchaser. The United States is also the largest source of quality waste paper.

Wood fibre prices are typically much lower in the southern hemisphere than the northern hemisphere. South America has a particularly favourable climate resulting in one of the fastest rates of tree growth in the world which, coupled with extensive cloning and genetic engineering, has resulted in high yields per hectare principally from hard wood species such as Eucalyptus.

Asia and Australasia have fibre resources that can provide a ready supply of short and long fibre pulp respectively to the Asia-Pacific region. Australasian fibre costs are lower than those of North America and Europe.

Industry Consolidation

In recent years the pulp and paper industry has experienced an increasing level of industry consolidation. Consolidation affords operating synergies, capacity rationalisation options (including temporary or permanent mill closures) and the ability to achieve a lower cost of capital. Mill closures or shut downs are expensive and only large companies are able to capture the pricing benefits to justify the costs of closure. The pulp and paper industry is still considered relatively fragmented compared with other industries with the top five companies in the world estimated to hold under 20% of world production capacity.

Technology

Technological innovation in the fields of materials development, energy efficiency enhancement, fibre recycling and product quality improvement are keys in the global pulp and paper industry. Capital investment in new technologies and scale can provide a company with a competitive advantage over its rivals.

3.3.2 Paper

CHH is exposed to the linerboard and cartonboard markets as these are the only papers manufactured at its Kinleith and Whakatane mills respectively. Some of the major factors influencing the earnings of the global paper industry are outlined below:

Demand

Over the past 25 years, global paper and paperboard consumption has approximately doubled. China has been the driving force behind global growth in the consumption of paper and paperboard, although other emerging growth markets include eastern Europe, Latin America and Africa. Packaging boards in particular are expected to account for a substantial portion of the overall volume growth in paper. Jaakko Poyry, an international forestry consultancy, is forecasting world demand for paper and paperboard to continue to grow at an average rate of 2.2% to reach 450 million tons by the year 2015.

Capacity and Supply

As a consequence of the strong demand from China and Asia for paper, a large amount of investment in capacity has occurred in that market. Over the next five years China is expected to lead the world in capacity growth, with over two million tonnes of new capacity forecast to come on stream between 2004 - 2006.

Price

The chart below shows the historic price of kraft linerboard in US and New Zealand dollars:


CHH Kraft Linerboard Prices - 2001 to 2005
$/tonne
NZ$/US$
1000
900
800
700
600
500
400
300
0.80
0.70
0.60
0.50
0.40
2001
2002
2003
2004
2005
Paper Price NZ$s
Paper Price US$s
NZ$/US$

Commodity prices tend to be cyclical and difficult to predict for a given period. US dollar kraft linerboard prices have historically been reasonably steady, increasing between 2002 and 2005 due to stronger Asian demand (in particular from China) and a decline in the US dollar.

3.3.3 Pulp

Pulp is the generic term describing the cellulose fibres derived from wood, and is the principal raw material used in the manufacture of printing and writing papers. Pulp can be manufactured using a variety of pulping processes including cooking, refining and grinding, and can exist in either a wet or dry state. Approximately half the pulp produced worldwide is derived from softwood coniferous wood species, and the other half from hardwood species. Wood pulp is a globally traded commodity, with product sold on the open market referred to as "market pulp". Market pulp is the most global product in the pulp and paper industry, with approximately 80 per cent of production traded over international borders. The market is very fragmented with the largest producer, Arauco, having a market share of 6 per cent.

"Kraft" pulp, the principal type of chemically manufactured pulp, is made from hardwoods or softwoods, and can be bleached or unbleached. Over 85 per cent of world paper grade market pulp is Bleached Softwood Kraft Pulp (**BSKP**) and Bleached Hardwood Kraft Pulp (**BHKP**). CHH produces both BSKP and Unbleached Kraft Pulp from its Kinleith and Tasman mills, and fibre cement pulp and eucalyptus pulp (**BEKP**) from its Tasman mill only.

Demand

Paper grade wood pulp demand rose an estimated 5.3% per cent in 2004 reaching a new record level of 185 million tonnes driven by the global recovery in the printing and writing paper sector. Wood pulp is still the most important papermaking raw material, but recovered paper is increasing its share. Demand for pulp will be driven primarily by growth in developing countries.

The world consumption of BSKP in 2004 was approximately 21 million tonnes. BSKP is used to provide strength to paper grades manufactured from hardwood pulp or recovered pulp. The demand for BSKP is forecast to continue to be strong due to predicted increases in Chinese purchases from 2006.

Capacity and Supply

The major increases in demand for pulp is coming from Asia, predominantly China, with a corresponding increase in supply coming primarily from South America. Asia is becoming increasingly dependent on non domestic sources of recycled fibre and market pulp. During 2005 and 2006 four major pulp projects are coming on line adding a further four million tonnes of capacity. Three of these are hardwood pulp plants (two in South America and one in China) and one is a softwood pulp plant being developed by Arauco, a subsidiary of Copec, to be located in Chile. It is understood that one further plant is planned to be built in Chile by CMPC. South America has only limited sources of new softwood fibre. Industry expert RISI commented in a recent paper that the worldwide increase in supply of hardwood pulp in particular is likely to be greater than the increase in demand with the likely consequence that prices will fall or at best remain steady. This will place increased pressure on inefficient mills to close or be moth balled.

Price

The chart below shows the historic price of bleached Kraft pulp in US and New Zealand dollars:


CHH Bleached Kraft Pulp Prices - 2001 to 2005
$/tonne
NZ$/US$
1100
1000
900
800
700
600
500
400
0.80
0.70
0.60
0.50
0.40
2001
2002
2003
2004
2005
Pulp Price NZ$s
Pulp Price US$s
NZ$/US$

US dollar pulp prices increased between 2002 and 2004 on the back of strong Asian demand, and a decline in the US dollar. Asia is forecast to continue to be a significant net importer of pulp. Prices for pulp are expected to gently increase through 2006 until two large pulp mills in Chile come on stream. Overall, RISI considers that the 18 month outlook for industry prices and profitability remains generally negative. The world is regarded as having enough wood to meet the growing demand for pulp and paper, but the raw material is not all located in the areas where demand is strongest.

3.3.4 CHH Pulp & Paper

CHH is Australasia's only producer of Kraft market pulp and a leading producer of Kraft linerboard. Details of the facilities owned and operated by CHH Pulp & Paper are set out below:

CHH – Pulp & Paper Operations		
Facility	**Approximate Production (000's Tonnes)**	**Grade**
Kinleith	200	Kraft Linerboard
	65	Kraft Top Liner
	35	Semi Chemical Medium
	25	White Top Liner
	325	**Total Containerboard**
	240	Bleached Kraft
	15	Unbleached Kraft and other pulp
	255	**Total Market Pulp Production**
Tasman	140	Bleached Kraft
	35	Unbleached Kraft
	50	Fibre Cement Pulp[3]
	45	BEKP
	270	**Total Pulp Production (All Market Pulp)**
Penrose	80	Recycled Fibre Medium
Whakatane[4]	105	Coated and Uncoated Cartonboard

Source: CHH

Kinleith

The Kinleith pulp mill is located at Kinleith, near Tokoroa, in the central North Island. It is CHH's largest mill, producing bleached and unbleached softwood Kraft pulp and a range of linerboards used in packaging. A significant upgrade of the mill was completed during 1998. Total production of market pulp and containerboard from Kinleith in the year to 31 December 2004 was a record 582,000 tonnes, and the 2005 forecast is for 600,000 tonnes. Kinleith exports more than 70% of its output to Asia, with the main markets being China and Korea.

Tasman

The Tasman pulp mill is located at Kawerau in the central North Island. The mill has an annual market pulp production capacity of 270,000 tonnes. Tasman's capability to produce a mix of bleached and unbleached pulp allows it to produce specialty grades for the Australasian and global markets. Tasman also specialises in fibre cement pulp used in exterior cladding, roofing and piping products. Speciality pulps, which produce higher margins, and have less volatile selling prices, have increased to 30% of total production in the current financial year. Approximately $37 million is currently being spent on an upgrade of certain parts of the Tasman mill, which on completion in March 2006 will have a significant impact on production capacity and will markedly reduce down-time, inefficient pulp production flows and allow an increase in the production of fibre cement pulp.

CHH sources fibre for its Kinleith and Tasman operations under long term purchasing contracts and on a non contract basis. The price and availability of fibre varies over time, with the most significant risk being a contraction in the availability of wood from current sources.

3 Upgrades currently under way will enable Fibre Cement Pulp production of 95,000 tonnes.

4 2005 estimate, post upgrade.

Whakatane

CHH's Whakatane plant produces cartonboard for a wide range of fast moving consumer goods (**FMCG**) applications. In the year to 31 December 2004 the Whakatane plant produced 75,000 tonnes of cartonboard. In the same year the plant's board machine was extensively upgraded and reconfigured at a cost of approximately $68 million. The cost of the upgrade was significantly lower than the cost of building a new mill with similar capacity and quality of output. Following the upgrade the mill now has a production capacity of 105,000 tonnes per annum. The quality of the carton being produced is now higher, being lighter, whiter, stronger and less expensive to produce than the previously manufactured product. This opens up a number of new markets for CHH at higher price and margin points, although it is expected to take some time to gradually change the customer base of the Whakatane mill to take full advantage of these product and mill improvements.

Penrose

CHH's Penrose mill is New Zealand's only 100% recycled paperboard mill producing 80,000 tonnes of recycled product. The mill specialises in the production of recycled corrugating medium but has expanded to produce recycled fibre liners for use in corrugated packaging and corestock. The majority (65%) of mill output is sold to customers in Australia and New Zealand. Asian markets take approximately 12% of sales.

Fullcircle

Fullcircle acquires waste paper for supply to CHH's paper mills (Penrose and Kinleith) and for export markets. Fullcircle collected 290,000 tonnes of waste paper in 2004.

3.3.5 Earnings Profile

The earnings profile of CHH Pulp & Paper is summarised below:

CHH Pulp & Paper - Earnings Profile (NZ$ millions)

	Year ended 31 December			Six months ended
	2004A	**2005F**	**2006P[5]**	**30 June 2005**
Sales revenue[6]	735	699	782	349
EBITDA from:				
Operations	106	51	83	25
Land Sales	-	6	-	6
FX Hedge	62	58	39	31
Total EBITDA	**168**	**115**	**122**	**62**
Depreciation & amortisation	(91)	(87)	(98)	(43)
EBIT	**77**	**28**	**24**	**19**
Restructuring and non-recurring items	(17)	(2)	-	(2)
EBIT after abnormal items	**60**	**26**	**24**	**17**

CHH Pulp & Paper has delivered steady increases in revenue over the past three years, although earnings have been adversely affected by changes in the price of market pulp and the impact of currency movements. Results for the year to date show a material decline in earnings reflecting a decline in the pulp price in NZ dollars. CHH Pulp & Paper's earnings are affected by the commodity prices of pulp and paper, which are denominated in US dollars. Most of the costs of the business are in NZ dollars, creating a significant currency exposure that historically CHH has mitigated through the use of currency hedging. The Whakatane and Penrose operations are less exposed to US dollar currency variances with most of the Penrose recycled medium sold to customers in Australia and New Zealand, and approximately 35% of Whakatane production sold to the group's packaging operations.

5 The projections are based on CHH management's view of long run average pulp and paper prices.

6 Revenue includes inter-divisional sales.

Labour and other operating costs at the mills have been reduced to more competitive levels in recent years through continuous efficiency improvements and the effect of contracting out mill maintenance functions to specialist third party operators. In US dollar terms, the average mill gate cost per tonne of pulp has declined by approximately 18 per cent since 2002.

Following the mill upgrades at Tasman and Whakatane, capital expenditure for the whole pulp and paper division going forward is expected to be relatively modest until approximately 2010 when the Kinleith paper machine will require around $50 million of expenditure to maintain the capability to produce a competitive product.

3.3.6 Summary

A summary profile of CHH Pulp and Paper is set out below:

CHH Pulp and Paper - Overview	
Market	The pulp market globally is at mid-cycle prices. Prices in New Zealand dollars are at historic lows.
Operational	CHH remains a low cost producer of pulp in a global context, and in recent years it has achieved steady productivity improvements across its mills.
Inter-relationship	CHH Pulp and Paper depends on CHH Forestry and the CHH wood products business for approximately 1/3rd of its wood supply and is the major supplier of all material to the Packaging division.
Key drivers	CHH currently exports approximately 20% of its pulp and paper production to Australia and 55% to Asia and other markets. As pulp and paper is priced in US dollars, CHH Pulp and Paper has a significant currency exposure. The high value of the NZ dollar has resulted in an earnings contraction for this division.
Risks	After currency exposure and commodity prices, the price and availability of fibre is the key risk to CHH Pulp and Paper. Kinleith, Tasman and Whakatane collectively consume approximately four million tonnes of pulpwood per year and any adverse supply or pricing impacts would be damaging. In addition, the business is exposed to energy price and supply risks.
Opportunities	The recently completed upgrade of the Whakatane mill has significantly increased production and quality of product. The Tasman upgrade will increase overall production and efficiency, provide an increased output of fibre cement pulp, increase throughput and yield, and overall will have a positive impact on the earnings of that mill.
Prospects	Despite success in achieving cost reductions and productivity improvements, the earnings of this division are primarily influenced by the NZ$/US$ exchange rate and the global price of pulp (and to a lesser extent paper). Until these two variables change, neither of which can be influenced by CHH, the earnings profile of CHH Pulp and Paper will remain unsatisfactory, particularly in relation to the level of capital invested.

3.4 Packaging

3.4.1 Overview of the Packaging Market

The three largest companies in the Australasia corrugated packaging market are Amcor, Visy, and CHH. Amcor and Visy together hold approximately 95% of the Australian corrugated packaging market and the New Zealand market is led by CHH and Amcor. Amcor is a global packaging company listed on the ASX and with manufacturing sites in 39 countries, and annual revenue in excess of A$11 billion. Amcor manufactures corrugated boxes, cartons, aluminium and steel cans, flexible plastic packaging, PET plastic bottles and jars, closures and multi-wall sacks. Visy is a privately owned packaging and recycling company with a current annual revenue of approximately A$2.8 billion. Visy operates in Australia, New Zealand and the United States and has more than 100 packaging factories, nine paper recycling machines and one unbleached kraft pulp and paper mill. The company has recently announced plans to construct a new A$60 million corrugated box factory near Brisbane.

3.4.2 CHH Packaging Operations

CHH Packaging focuses on the manufacture of corrugated case, carton board, paper bags and cups. CHH Packaging sold 168,000 tonnes of product in the Australasian market during the 2004 financial year placing it in the top three companies in each packaging product category. CHH Packaging provides packaging services to industries in New Zealand and Australia including:

- Horticulture;
- Beverage;
- Meat;
- Dairy;
- FMCG;
- Seafood; and
- Food Service, e.g. hot drink cups and fast food boxes.

A profile of the CHH Packaging plants is set out below:

CHH – Packaging Division – Key Businesses

Business	Description	Facilities
Packaging Australia	Corrugated case, carton and paper cup packaging products	7 carton plants 2 corrugated case plants 1 paper cup plant (joint venture)
Packaging New Zealand	Corrugated case, carton and paper bag packaging products	3 corrugated case plants 1 carton plant 1 paper bag plant

Source: CHH Annual Reports and Investor Presentations

The percentages of total sales by geographical market for the packaging division are detailed below.

CHH Packaging – Sales by Region 2004				
	% Sales by Region			
	New Zealand	Australia	Asia	Other
Case (NZ)	100%	-	-	-
Case (Aus)	-	100%	-	-
Carton (NZ)	99%	-	1%	-
Carton (Aus)	-	100%	-	-
Paper bag	94%	2%	-	4%
Wadepack	-	100%	-	-
Cups	10%	90%	-	-

Packaging Australia

The Australian packaging division manufactures corrugated cases, cartons and paper cups at a total of 10 plants as tabled below:

Packaging Australia – Manufacturing Plants by Product		
Corrugated Cases	**Cartons**	**Paper Cups**
Noble Park, VIC	Smithfield, NSW	Kingston, QLD
Lansvale, NSW	Reservoir, VIC	
	Dandenong, VIC	
	Crestmead, QLD	
	Woodville, SA	
	Villawood, NSW	
	Mt Waverley, VIC	

The paper cup manufacturing plant in Queensland is a joint venture with IP. Production quality and performance at the Smithfield and Reservoir Plants has recently been improved through the installation of new printing presses.

During the first quarter of 2005, CHH announced it had successfully completed the takeover of Australian printing and carton making company Wadepack. CHH paid NZ$91 million for Wadepack, representing an implied multiple of 7.9 times the company's 2003 EBITDA. Wadepack has facilities in Sydney and Melbourne and employs approximately 340 staff. Wadepack manufactures packaging for pharmaceuticals and food and beverages from the Villawood and Mt Waverley plants. Approximately 10% of the materials used at the Wadepack facilities are sourced from CHH Pulp and Paper, a level that CHH plans to increase over time. CHH operates seven Cartonboard plants in Australia, which in due course may present the opportunity for plant consolidation and resulting operational efficiency improvements. The Dandenong plant is in the process of closing, its operations will be transferred to the Reservoir site.

As part of the company's Total Productivity Improvement (**TPI**) initiatives the Australian packaging division has recently undergone a structural review that resulted in a significant reduction in headcount and overheads.

Packaging New Zealand

The New Zealand packaging business primarily operates in the key markets of horticulture and meat and produces corrugated cases, cartons and paper bag packaging products at the following locations:

Packaging New Zealand – Manufacturing Plants by Product		
Corrugated Cases	**Cartons**	**Paper Bags**
Auckland	Auckland	Auckland
Christchurch		
Levin		

Sales during the 2003 and 2004 financial year have been buoyed by the strength in the New Zealand agricultural market. The effects of the slowdown in the economy have been offset by the emergence of new business in the New Zealand meat industry.

3.4.3 Earnings Profile

The earnings profile of CHH's packaging division is summarised below:

CHH Packaging - Earnings Profile (NZ$ millions)				
	Year ended 31 December			Six months ended
	2004A	**2005F**	**2006P**	**30 June 2005**
Sales revenue[7]	468	556	598	274
EBITDA from:				
Operations	61	68	69	34
FX Hedge	-	-	-	-
Total EBITDA	**61**	**68**	**69**	**34**
Depreciation & amortisation	(21)	(23)	(28)	(11)
EBIT	**40**	**45**	**41**	**23**
Restructuring and non-recurring items	(5)	1	-	1
EBIT after abnormal items	**35**	**46**	**41**	**24**

The following points are relevant when considering the above table:

- raw materials comprise approximately 70% of the packaging division's costs. CHH paper mills supply a portion of the paper requirement and the remainder is imported from other suppliers;
- operating earnings from CHH Packaging represent approximately 17% of CHH's total earnings before tax, interest, depreciation and amortisation; and
- during the first half of 2005 Wadepack contributed approximately NZ$38 million to the total revenue of CHH.

CHH's packaging business is reasonably well insulated to changes in the NZ$/US$ exchange rate, with its primary markets being the New Zealand and Australian domestic markets. Nevertheless, the competitors in the Australian market in particular are large and could sustain a prolonged price war if they believed that strategy was sensible and effective. CHH is progressively improving its product mix, resulting in better margins and a lower operating cost base (with lower overheads and headcount).

7 Revenue includes inter-divisional sales.

3.4.4 Summary

A summary profile of CHH Packaging is set out below:

CHH Packaging - Overview	
Market	CHH Packaging primarily manufactures corrugated case and cartonboard in New Zealand and Australia. Visy and Amcor together have a 95% market share of the Australian corrugated box market. Amcor and CHH have significant market shares in the carton market in both New Zealand and Australia. Demand is strongly correlated with the strength or otherwise of the economies in both countries, both of which have experienced sustained growth in the past few years but are showing signs of flattening.
Operational	CHH Packaging has steadily improved its profitability due to an improved pricing and product mix and through ongoing cost-out programmes. Rationalisation of the Australian cartonboard plants and an increase in corrugated case market share will positively impact on operational performance.
Inter-relationship	Raw materials, largely cartonboard and paper, comprise approximately 70% of CHH Packaging's costs. CHH Pulp and Paper supplies approximately 85% of these requirements.
Key drivers	The key drivers of the packaging industry are the levels of New Zealand and Australian economic activity, and competitor actions in those markets.
Risks	The two key risks to the earnings of the Packaging Division are an increase in the cost of materials, and the strategic actions of either or both of the key competitors Visy and Amcor to any new initiatives undertaken by CHH Packaging. Some comfort can be taken that competitive actions by these two companies in the Australian market are likely to be monitored closely by the ACCC. However, they are unlikely to relinquish their respective market positions easily.
Opportunities	The Australian carton business presents a significant opportunity to rationalise to fewer sites with a consequent lower cost base.
Prospects	CHH Packaging has a stable earnings history that will improve markedly on increased market share in Australia. The Wadepack acquisition is beginning to contribute to divisional earnings.

3.5 Wood Products

3.5.1 Overview of the Wood Products Market

The demand for wood products is correlated to the new housing and renovations markets in New Zealand and Australia. The volume of new build work in the residential housing sector is usually tracked by the number of new housing consents granted. The market for renovations and alterations is more difficult to track but generally increases as new residential construction decreases.

In New Zealand CHH's wood products division is heavily dependent upon the levels of housing construction and alterations. It is less impacted by changes in the non-residential building market where the use of wood is much less. The residential housing market, which includes apartments, is nearly twice the size (by value) than the non-residential market, although new residential building permits have been declining at a faster rate than non-residential[8]. A key driver of demand for new houses is net migration which fell in July 2005 to a net loss – its lowest level since May 2001. In the year to July 2005 there was an overall net migration gain of 6,900 down 67% on the net inflow recorded in the previous year of 20,900. The trend in net migration is mirrored by the trend in residential housing permits measured both in number of permits and dollar value. CHH is forecasting housing

[8] Source: Statistics NZ

permits to fall from 27,000 for the 12 months to 31 July 2005 to an average of 24,000 for subsequent years. The average for the last four years has been just under 29,000 with a longer term average of 24,000.

In Australia the CHH Timber business is also directly impacted by the residential housing sector. Australian house construction activity measured by housing starts has fallen to a four year low from 173,700 in 2002 to a forecast 144,000[9] in 2005. The outlook for Australia going forward is for the downward trend in housing starts to be progressively reversed returning to an estimated 164,000[9] housing starts in 2007.

3.5.2 CHH Wood Products Businesses

CHH operates Australasia's leading wood products businesses with number one or number two market position in structural timber, plywood and laminated veneer lumber (**LVL**) and particleboard, and medium density fibreboard (**MDF**). In New Zealand CHH is also strong in building supplies and outdoor products. A profile of CHH's wood products manufacturing operations is as follows:

CHH – Wood Products Division – Key Businesses		
Business	**Description**	**Capacity**
CHH Woodproducts	Sawn timber, poles & plywood (NZ)	1,315,000 m^3 (Timber)[10] 120,000 m^3 (Plywood)[10] 205,000 m^3 (Roundwood)
CHH Timber	Sawn timber, poles & plywood (Aust)	680,000 m^3 (Timber)[11] 27,000 m^3 (Plywood)
CHH Panels	Particleboard, MDF, Flooring manufacture (NZ & Aust)	740,000m^3 (Particleboard)[12] 630,000m^3 (MDF)[12] 295,000 m^3 (decorative overlays)
PTP	MDF, flooring (China)	360,000 m^3 (MDF) 6,500,000 m^2 (Flooring)
Futurebuild	LVL manufacture (30% export, 70% NZ/Aust)	80,000 m^3 (NZ) 70,000 m^3 (Aust)
Carters	New Zealand distribution business	40 trade/wholesale sites Revenue of NZ$500m

9 Source: Housing Industry Association.

10 Includes Tenon and not adjusted for closures of Rotorua and Tokoroa sawmills in 2004. Plywood capacity prior to recently announced restructuring – sales are approximately 110,000m^3 pa.

11 Includes 50% of Oberon (50% JV) capacity.

12 Particleboard Split – NZ: 30,000m^3, Aust: 645,000m^3, MDF Split – NZ: 250,000m^3, Aust: 380,000m^3, Overlays – NZ: 45,000 m^3 and Aust: 250,000 m^3

CHH Woodproducts and CHH Timber

CHH Woodproducts is the number one supplier of structural timber in New Zealand with an estimated 40% market share following its acquisition of the Tenon structural business in April 2005. The acquisition gave CHH number one supplier status with the three largest New Zealand distribution chains – Placemakers, Carters and ITM. It also has a number one market share in Australia with 20% but closely followed by Weyerhaeuser and Hyne. CHH has five sawmills in New Zealand and four in Australia as profiled in the table below:

CHH Sawmills Capacity	
New Zealand	**Annual log in m^3 (potential)**
Putaruru	420,000
Kopu	290,000
Nelson	350,000
Rainbow Mountain	350,000
Kawerau	550,000
Australia	
Mt Gambier	550,000
Myrtleford	250,000
Morwell	360,000
Oberon (50/50 JV)	725,000

Most of the established mills in New Zealand are located close to CHH's major forest resource in the central North Island, although there is also a large mill in Nelson adjoining CHH's Nelson forests. Sawmill size is the critical factor in lowering the costs of production. In New Zealand CHH owns some of the largest mills in New Zealand yet none are world scale which is considered to be at least 600,000 m^3 of log-in per annum. The largest mill is the Kawerau mill acquired as part of the Tenon assets, which has an annual log-in capacity of 550,000 m^3. CHH is developing a strategy to expand its mills to closer to world scale. Potentially this could involve the development of a new mill in Northland to use the substantial high quality resource becoming available. No decision has been made on this project at this time.

CHH Timber produces timber in Australia and imports plywood and poles from New Zealand. The business has 850 staff. The Oberon sawmill is a 50/50 joint venture with Boral and was extensively upgraded in 2003. Of the four sawmills two mills are considered to be of an appropriate size and scale and are performing well and two require significant improvement.

In Australia wood supply is contracted in a large number of instances on a take-or-pay basis which can result in oversupply of finished product when the market demand falls. The fall in demand during 2005 has resulted in an over supply. Domestic wood resources are currently capable of satisfying domestic demand. Virtually all of the resource is currently committed to processors and there is no new supply available. With no single producer having a share greater than 20% and only one world scale mill – the Hyne Tumbarumba mill near the border of NSW and Victoria – rationalisation of sawmills is possible.

CHH Panels

CHH Panels produces panel products including particleboard, MDF, flooring and mouldings. CHH Panels has a leading market position in both New Zealand and Australia. Consistent with the timber business in Australia, CHH Panels is currently operating at a lower level of production in the face of reduced demand. Both New Zealand and Australian mills export surplus capacity which, at the relatively high NZ and Australian exchange rates, is delivering low to negative returns. A reduction to the long run average foreign exchange rate (ie NZ$1 = US$0.58) would have a dramatic increase in the earnings of this division. Panel production is also being adversely impacted by the cost of resin. Resins comprise approximately 20% of the variable cost inputs. In the current environment CHH is not able to fully recover resin cost increases.

CHH Panels exports a substantial proportion of its MDF production as shown below:

CHH MDF Production		
Mill	**Production m^3**	**Exports**
Rangiora	220,000	70%
Oberon	240,000	50%
Bell Bay	170,000	90%

Consistent with CHH's broader strategy of increasing sales in the New Zealand and Australian market and exporting less, the company is exploring options for increasing its market share in both markets.

In 2004 CHH acquired PTP, a Chinese panels manufacturer with two facilities producing high grade MDF and flooring products, with an annual capacity of 350,000 m^3. Through this acquisition CHH is well placed to capitalise on the growth in the Chinese market through PTP's extensive national distribution network. Demand for MDF and flooring is expected to increase significantly in China, driven by growth in the construction industry and in particular by the increased number of apartments required in China's cities to accommodate the net migration from rural to urban areas.

Futurebuild

Futurebuild produces and supplies LVL globally from plants in New Zealand and Australia. The majority of the LVL produced in Australia is sold into that market, whereas the New Zealand mill exports the majority of its production to Australia, USA and UAE.

Carters

Carters is a retailer of building materials in New Zealand to the trade and home improvement markets. Carters currently has 40 stores throughout New Zealand, where it is estimated to have a market share of 20% of the retail buildings materials sector, second only to Placemakers. Carters enjoys particularly strong relationships in the trade sector, where it is widely regarded as the market leader. The business is exposed to the domestic building market which has enjoyed a sustained period of buoyancy.

3.5.3 Earnings Profile

A summary of the earnings profile of CHH's wood product division is set out below:

CHH Wood Products - Earnings Profile (NZ$ millions)				
	Year ended 31 December			Six months ended
	2004A	2005F	2006P	30 June 2005
Sales revenue[13]	1,875	1,957	1,988	922
EBITDA from:				
Operations	160	124	174	46
FX Hedge	19	18	12	10
Total EBITDA	**179**	**142**	**186**	**56**
Depreciation & amortisation	(79)	(83)	(91)	(42)
EBIT	**100**	**59**	**95**	**14**
Restructuring and non-recurring items	(15)	(2)	-	(2)
EBIT after abnormal items	**85**	**57**	**95**	**12**

Source: CHH Annual Reports and Investor Presentations.

The following comments are relevant when considering the above table:

- buoyant housing markets fuelled strong revenue growth for wood products from 2002-2004;
- revenues and margins in 2004 were impacted by production outages in two Australian mills, a six week downtime for an upgrade at CHH's Mount Gambier sawmill, and declining prices in Australia;
- the results for 2005 have been impacted by a significant fall in demand in Australia resulting in a sharp fall in prices. Domestic Australian sawmilling capacity has increased and the relatively high value of the Australian dollar has enabled imports from eastern Europe to compete with domestic supplieres. The outlook is for housing starts to begin to recover in 2007 and beyond which should see prices increase. CHH's Australian sawmills, with the exception of Oberon, are relatively small and Myrtleford and Morwell are not cost competitive with large scale mills;
- only 8 months of trading from the Tenon business is included in the 2005 earnings;
- MDF returns from New Zealand and Australian mills suffered due to a high NZ dollar; and
- CHH Wood Products has been successful in reducing operating costs across a number of its businesses. Cost reductions include head count reductions, rationalisation of facilities, TPI improvements, and the effect of mill upgrades at Mt Gambier and Kawerau, which has resulted in these mills being cost competitive. The older sawmills at Myrtleford and Morwell have not been upgraded.

13 Revenue includes inter-divisional sales.

3.5.4 Summary

A summary profile of CHH Wood Products is set out below:

CHH Wood Products - Overview	
Market	The New Zealand market for wood products has benefited from three strong years of economic growth but is now showing signs of stabilising. The Australian market experienced a sharp contraction in 2005 as housing starts slowed, particularly in NSW, and is now well below long run average housing starts.
Operational	CHH is the leading manufacturer and marketer of wood products in Australasia. It operates a number of plants in both countries but recognises a need to consolidate operations into a fewer number of larger plants to ensure cost competitiveness. This will involve significant capital investment.
Inter-relationship	The CHH wood products business in New Zealand secures a portion of its raw material from CHH Forestry and also supplies wood chip to CHH Pulp & Paper.
Key drivers	The earnings of CHH's wood products division are heavily influenced by housing starts and the additions and alterations market in New Zealand and Australia. It also has a US dollar exposure from its New Zealand and Australian MDF mills (60% of the production of which is exported) and to a lesser extent to exports from LVL operations. Log input costs are the single biggest cost followed by labour and resin.
Risks	Any further decline in MDF exports or strengthening in the Australian dollar or NZ dollar will affect this division. These risks and the number of housing starts in New Zealand and Australia are external factors over which CHH has no influence.
Opportunities	Moving to larger sawmills produces substantially lower operating costs and will ensure CHH retains its number one position in both Australia and New Zealand. Failure to move to cost competitive mills will jeopardise the wood business. CHH is putting significant effort into productivity improvements which will result in a reduction in staff numbers.
Prospects	With the acquisition of Tenon's structural business and planned productivity improvement in the Australian sawmilling and panels businesses CHH is well positioned to capitalise on any recovery of the Australian housing market. A fall in the value of the New Zealand and Australian currencies will positively impact on the earnings of the MDF businesses.

3.6 Forestry

3.6.1 Overview of the Forestry Market

The forestry industry is New Zealand's third largest export sector, generating approximately NZ$3.7 billion in export receipts per annum. Globally, New Zealand accounts for approximately 1% - 1.5% of wood supply. Russia and Eastern Europe are some of the world's biggest suppliers along with South America, Oceania, South East Asia and Africa.

The output from a forest comprises logs suitable for a range of end uses including LVL, structural and industrial lumber, panel products and pulp. Logs are sold in domestic and export markets. Generally timber is grown and processed within close proximity to markets in which it is sold. However, New Zealand's log supply dramatically exceeds domestic processing capacity and domestic demand, providing a large volume of logs for export.

3.6.2 CHH Forestry Operations

Forest Estate

CHH Forests is the division responsible for the management, development and harvesting of CHH's substantial forest estate. CHH Forest estate comprises 221,600 net productive hectares, of which the single largest block is in the Central North Island (124,200 hectares), adjacent to CHH's Kinleith pulp and paper plant. CHH Forests' net stocked area including land awaiting replanting comprises:

CHH Forests	
Area	**Hectares**
Northland	59,900
Bay of Plenty	9,500
Kinleith	124,200
Hawkes Bay	200
Nelson	27,300
Canterbury	500
Total	**221,600**

Included in the net stocked area profiled above are 36,000 hectares of land which is considered to have higher and better use (**HBU**) as either dairy conversions or lifestyle blocks. To date the sale of HBU land has realised on average approximately NZ$7,000 per hectare which is significantly above the book value of the land. It is expected to take up to 10 years for all this land to be released from productive use and sold.

CHH Forests has consistently under-delivered on cost of capital and is expected to continue to do so in the medium term. In 2003 CHH management undertook an in-depth strategic review of the entire CHH business. A key finding of the review was that ownership of all forests from which the processing businesses draw timber was not essential. The strategic review identified good levels of demand for forest estates from foreign tax-exempt investors who typically debt fund their investments. A number of forest sales in New Zealand have been to US Timberland Investment Management Organisations (**TIMO's**) and Real Estate Investment Trusts (**REIT's**) either solely or in partnership with Australasian investors. Potentially CHH could sell all of its remaining forests, however it may adopt a more conservative approach. Continued ownership of some of CHH's forests may be desirable where there is a high level of integration between the forest and a CHH processing plant. CHH believes that the major risk from a sale of the forests is price risk from externally procured wood. This risk can be mitigated by an appropriate mix of spot, medium and long run supply contracts and options. Forest ownership in CHH's supply basins has fragmented over recent years reducing exposure to any one supplier. Retentions of forests to mitigate supply risks will need to be balanced against the opportunity costs of continued ownership. In July 2005 CHH Forests contracted to sell 94,600 hectares comprising the following blocks:

CHH Forests – Sales	
Area	**Hectares**
Auckland/Northland	18,400
Coromandel	11,900
Bay of Plenty	13,100
Hawkes Bay	20,400
Canterbury	30,800
Total	**94,600**

CHH currently has plans to sell a further 11,000 hectares of non-strategic forests with a post-tax book value of over $30 million. The book values of CHH Forest's trees before and after the sales is shown below:

CHH Forest's Trees Book Value (NZ$ million)			
	30 June 2005	Sold October 2005	Post Sale Book Value
Book value of trees	1,573	416	1,157
Less deferred taxation	(487)	(126)	(361)
Net book value	**1,086**	**290**	**796**

The realisable value of the remaining estate is difficult to determine. It appears that the valuation parameters used by the TIMOs and REITs acquiring forests both in New Zealand and overseas are different to previously recognised industry parameters. The key differences are taxation and the much greater use of leverage to fund the forests. The forest sales in July 2005 realised a price net of tax and fees higher than book value. The difference was largely attributable to the sale of some of the forests by way of a share sale which meant that the deferred tax liability was not crystallised and was transferred to the purchaser. If the same premium to book value that was achieved in the 2005 forest sale was applied across the remaining forests the valuation for land and trees would be around $1.2 billion. CHH management believe that remaining forests are of a higher quality and are better located than those previously sold.

In the year ending 31 December 2005 CHH Forests is forecasting to harvest approximately 5 million m^3, of which 4.3 million m^3 will be harvested from CHH estates. Transfers of 1.0 million m^3 will be made to the CHH wood products division and 1.3 million m^3 to CHH Pulp and Paper, representing 54% and 35% of the respective requirements of those divisions. The balance of the harvest is sold to other local manufacturers or exported as logs. The annual harvest has declined from 6.5 million m^3 in 2002 in part due to reduced log exports and in part to a need to rebalance the age maturity of the forest estate and ensure an appropriate volume of supply of the right logs in subsequent years. Other forest owners are similarly reducing harvest volumes which may ultimately put pressure on the availability of pulp logs for the Kinleith and Tasman mills over the next two to three years.

Log Harvests

The following graph shows the sales of harvested and procured logs in m^3 by CHH Forests from 2001 - 2005:


CHH Sale of Havested and Procured Logs - 2001 to 2005
Sales Volume m³ (000s)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2001
2002
2003
2004
2005 YTD
Exports logs
Export Chips
Company mills
Domestic external
Stumpage

Total sales (including stumpage) have declined from 8.3 million m^3 in 2002 to approximately 5.0 million m^3 in 2005 and falling to 3.6 million m^3 in 2006. The decline is a function of falling export receipts, and a diversion of some export logs by other forest owners into the domestic market. Sales to other divisions of CHH have remained relatively constant and are forecast to continue to do so. Stumpage sales have declined from 874,000 m^3 in 2002 to a forecast 115,000 m^3 in 2005 and are forecast to continue to decline. Harvest volumes after the sale of 94,600 hectares are set out in the following graph:


Harvest Profile and Average Clearfell Age
Excludes Mangakahia Forest Joint Venture
Other Species
Pulp
Unpruned Saw log
Pruned
Average age
Volume (million m3)
Average CF Age (ys)
Year

CHH's current plan is to maintain the average age of trees harvested at a relatively constant 27 years which supports the log quality required by the CHH wood products division for structural lumber, plywood and LVL. As a general rule older trees exhibit higher volume per hectare and produce a better grade mix. Continuing to harvest at the 2002/2003 levels would have resulted in shortages and decreased the age, quality and value of the forests. From 2009 onwards harvest volumes are forecast to increase steadily returning to 2002 levels by 2017, after adjusting for the forests sold in 2005.

The major increase in harvest volume is coming from the Northland forest where high quality logs will become available from 2009 onwards. These logs would form part of the supply to the proposed 700,000 tonne sawmill at Marsden point.

Log Exports

Log exports from New Zealand have been adversely impacted by exchange rates, shipping costs and competition for supply:

Exchange rates

The relatively high NZ dollar exchange rate has significantly reduced export receipts for CHH Forests (before the impact of foreign exchange hedges). The long run NZ$/US$ exchange rate has been around 58 cents but since January 2004 has averaged 68 cents. The timing and extent of any such a decline in the value of the NZ dollar is by no means certain, however the positive impact on the earnings of CHH would be material.

Shipping Costs

Shipping costs, which are effectively borne by the exporter, reached record levels in 2004 in the face of rising fuel prices and demand for shipping space due to a significant increase in demand for raw materials from China. In 2000 the cost of shipping a cubic metre of logs to the three major markets of China, Japan and Korea was around US$20 per m^3. During 2004 the rates peaked at approximately US$54 per cubic metre. Since that time prices have declined but still remain high. Of some concern is the supply of "Handy" size vessels, which are the principal ships used for log exports from New Zealand. Orders for new ships of this class are small and the existing fleet of logging ships in the Asia – Pacific region is

ageing. Despite this it is expected by most market commentators that freight costs will decline over the next few years due in part to a lower level of steel imports into China, as new domestic capacity comes into production and expansion of ship capacity particularly in the larger vessels thereby freeing up space on smaller ships. It is conceivable that this capacity improvement could be offset by the potential for higher coal exports in the face of continuing high oil prices.

Competition for Supply

The largest exporter of logs in the world is Russia which exports approximately 50 million m^3 per annum. The US is the next largest at approximately 10 million m^3 (but declining) and New Zealand third at approximately 5 million m^3 in the year ending 31 March 2005. From New Zealand this represented an export volume almost 30% less than the previous year. Russia is by far the biggest exporter of softwood logs to New Zealand's major export markets in North Asia. Russia has enormous softwood resources. A lack of capital investment and infrastructure is expected to reduce Russia's competitiveness, potentially assisting New Zealand to increase market share.

The decline in export log prices has meant that harvesting for export is barely economical and a number of forest owners including CHH Forests have chosen to reduce log harvests. With an increasing proportion of forests being owned by large specialised forest funds the improved financial capacity to reduce harvesting during adverse trading conditions has meant that log supply is more in line with demand than may otherwise have been the case.

Log Prices

The market for domestic logs has shown more stability than the export market both in terms of demand and price. In recent months the demand for sawlogs has begun to ease in response to falling house starts in New Zealand and Australia. More expensive pruned log prices have softened further as New Zealand's competitive position in the North American appearances wood market has been eroded by the high value of the New Zealand dollar and the sharp increase in freight rates. Domestic log prices are expected to remain relatively constant going forward unless there is a significant change in export log prices.

Export log prices have been adversely impacted by a strong New Zealand dollar and increases in freight rates. New Zealand cost competitiveness has been eroded and demand for New Zealand logs has reduced, particularly from China. The long term trend for export log prices measured in New Zealand dollars is flat.



Domestic Radiata Pine Log Prices by Grade
(1995 - 2005)
NZ$/tonne AMG ($2005)
300
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Year ended 30 June
P1
P2
S1
S2
L1&L2
S3&L3
Pulp

Sources: Ministry of Agriculture and Fisheries (MAF); Statistics NZ.

Prices expressed "At Mill Gate" (AMG) in constant dollars (June 2005).

The expectation is for some improvement in export log prices from a decline in the value of the NZ dollar and some decrease in freight rates. In addition some increased demand is expected to come from China and South Korea.

3.6.3 Earnings Profile

The summarised earnings profile of CHH Forests is set out below:

CHH Forests - Earnings Profile (NZ$ millions)				
	Year ended 31 December			**Six months ended**
	2004A	**2005F**	**2006P**	**30 June 2005**
Sales revenue[14]	553	400	400	191
EBITDA from:				
Operations	30	40	46	11
Land Sales	16	47	25	29
FX Hedge	38	35	24	19
Total EBITDA	**84**	**122**	**95**	**59**
Depreciation & amortisation	(6)	(4)	(4)	(2)
EBIT	**78**	**118**	**91**	**57**
Change in forest fair value	(88)	109	-	109
Restructuring and non-recurring items	-	-	-	-
EBIT after abnormal items	**(10)**	**227**	**91**	**166**

The following comments are relevant to an analysis of the table above:

- the operating earnings from CHH Forests is being impacted by a reduced harvest and the NZ$/US$ exchange rate. Land sales and foreign exchange hedging have recently underpinned the earnings of this division; and
- the change in forest value for the six months to 30 June 2005 has been used to estimate the earnings for the full year.

[14] Revenue includes inter-divisional sales.

3.6.4 Summary

CHH Forests - Overview	
Market	Forestry ownership is increasingly becoming internationalised. Forests in many countries are being sold by forest products companies to international forestry fund managers. The export log market in which New Zealand is a major player, is experiencing a period of weak prices.
Operational	CHH Forests owns the single largest forest estate in New Zealand. CHH Forests' revenues have declined as a result of a strategy to reduce harvests and preserve margins in a tight market. Margins continue to be affected by lower export log prices and increasing freight costs.
Inter-relationship	CHH Forests supplies logs to CHH Pulp and Paper and to the CHH wood products business. Sales to other divisions of CHH have remained relatively constant and are forecast to continue to do so.
Key drivers	Operating earnings are a function of harvest levels which are expected to increase steadily from 2007. Sales revenues are affected by aspects of log price volatility (itself a function of exchange rates and freight) and export/domestic sales mix. CHH has reduced unit operating costs over 2004 and 2005. Log exports from New Zealand are affected by supply and demand, but also by exchange rates and shipping costs. Log export prices are usually denominated in US dollars, giving CHH Forests an exposure to the NZ$/US$ exchange rate. Freight rates have had an adverse impact on CHH Forests as a result of the high demand for shipping. The other key drivers are the domestic housing market, the strength of which affects processing demand (through in part, CHH's wood products division).
Risks	CHH Forests' key exposure is to log prices. Many forestry industry observers are predicting continued weak prices for export logs in 2005 and 2006.
Opportunities	The estate offers a number of opportunities for CHH to extract value from parts of that estate that afford opportunities of HBU. The opportunity remains to sell the forest assets at potentially above book value while the TIMO's can acquire the forests with tax benefits and greater use of leverage to fund the forests. CHH's recent sale of 94,600 hectares of forest demonstrated the liquidity in the market for quality forest assets, and that the book value of the forest estate is probably below market value. However there are some complexities in translating this earlier transaction to assess a value for the remaining 221,000 hectare estate.
Prospects	It appears possible that provided appropriate long term supply contracts are put in place with CHH Pulp and Paper and CHH's wood products division, then significant portions of the forest estate could be sold without adversely impacting those operations of the CHH Group. Continued ownership of selected parts of the forest may be desirable where there is a high level of integration between the forest and the processing plants.

3.7 CHH Group

3.7.1 Strategy

Through the operating and geographic diversity of its businesses, CHH is exposed to a range of markets, currencies and supply and demand patterns. In its 2002 Annual Report CHH stated that its strategic plan was to become the Australasian leader in wood fibre focussed businesses. In 2003 CHH undertook a major strategic review which has established a framework for transforming CHH over the ensuing five years. The fundamental principals of the strategic direction are:

- exit or reduce exposure to businesses that cannot or are unlikely to earn cost of capital;
- businesses that have peaked should be sold if a value buyer can be found;

- competitive position and operating capability are more important than attractiveness of sector;
- with the exception of pulp and paper, processing plants should be located in-market;
- reduce dependence on exports other than to Australia; and
- maintain emphasis on TPI initiatives across all business units.

This strategy has resulted in the following key events:

- the divestment of the Tissue business to Svenska Cellulosa Aktiebolaget for $999 million in 2004. The tissue business was viewed as being capable of only limited further growth. It operated in a market where industry consolidation was resulting in only a small number of very large producers. CHH Tissue was earning above cost of capital but the sale proceeds allowed for debt reduction and investment into other areas of the business and a capital repayment to shareholders of $480 million;
- the sale of 94,600 hectares of non-strategic forests in 2005;
- the acquisition of Chinese panels manufacturer PTP for $176 million in 2004. CHH's analysis had shown that in-market MDF plants were likely to show higher returns in China and indeed any market;
- the upgrade of the Whakatane cartonboard mill has created opportunities to sell more of the output to higher value use customers in Australia. The acquisition of Wadepack provided CHH with a profitable business that will acquire increasing quantities of product from its Whakatane cartonboard mill; and
- the acquisition of the Tenon structural business in 2005 for $173 million.

As a consequence of its group strategy and the key acquisitions and divestments summarised above, CHH has narrowed its business focus to four key business groups, where in each business it is the market leader or has initiatives underway to significantly improve its market share. The process of implementing the strategic plan will continue for a number of years. A number of the plans that are being formulated are commercially sensitive.

3.7.2 Key Business Drivers

Today, CHH has a relatively diverse portfolio of forest product operating assets, and has strong market positions in its key markets of pulp, carton board, corrugated and paper packaging. The overall earnings performance of the group is significantly impacted by:

- currency variations, and in particular the NZ$/US$ exchange rate;
- export pulp and paper prices; and
- the housing market in New Zealand and Australia.

By and large these are all external factors that CHH cannot control. While the markets in which CHH operates have historically demonstrated a high degree of cyclicality, the combination of these external factors are the ultimate drivers of the earnings and cash flows of CHH. As an example, earnings from CHH's Pulp and Paper operations are currently low, reflecting historically a combination of low pulp and paper prices and a high NZ dollar. The sharply contracting NSW housing market has impacted the earnings of CHH's Wood Products business.

Within this operating environment CHH has worked hard to position its business units to best cope with any adverse impact from these external factors. This has included continual cost reduction programmes, targeted acquisitions (such as Tenon, Wadepack and PTP), and on-going rationalisation of existing operating assets.

CHH has benefited from operating a vertically integrated business model with its forest estate, pulp and paper, packaging and wood products businesses having significant linkages. CHH Forests supplies logs to CHH Wood Products and the pulp log component of these logs is supplied to CHH Pulp & Paper which in turn supplies packaging paper and cartonboard to CHH Packaging. CHH Wood Products supplies Carters with the majority of its structural timber.

The flow of fibre between the CHH Forest, Pulp and Paper and Packaging divisions is illustrated in the table below:

Flow of fibre between the CHH forest, pulp, paper and packaging divisions - 2004


Resource
Pulp and Paper Mill
Packaging Division
Recycled paper
CHH Wood Products (supplier of chips)
CHH Forests (supplier of logs)
100%
Penrose
19%
Tasman
100%
22%
Kinleith
58%
15%
Whakatane
33%
67%
Case (NZ & Aus)
98%
Carton (NZ)
58%
Carton (Aus)
40%
Paper Bag
10%
Wadepack

The percentages shown are the proportion of each customer's supply requirements fulfilled. For example, 15% of Whakatane's requirement for pulp logs is supplied by CHH Forests and 10% of Wadepack's requirement for paper products is supplied by the Whakatane mill.

The value chain produces much higher earnings where CHH is able to sell the product to the end-user. Where CHH sells product such as linerboard onto the spot market the price realisation is substantially less than had it been sold at arms-length prices to its New Zealand or Australian corrugated packaging plants.

3.7.3 Summary

Set out below is a summary overview of CHH:

CHH Group - Overview	
Market	As Australasia's largest forest products company, the earnings performance of the company is highly exposed to the underlying economies of New Zealand and Australia. In 2005 the New Zealand housing market has been flat, while the Australian market has contracted markedly. The weakness of the US dollar has also contributed to a difficult export market for Australasian forest products companies.
Operational	CHH is continuing with a strategy of seeking to exit businesses that are unlikely to yield a satisfactory return, reducing dependence on commodity exports, enhancing its competitive position and operating capability, and maintaining TPI initiatives across all business units.
Inter-relationship	The CHH Forestry resource provides the underlying supply for CHH's vertically integrated businesses of wood products, pulp and paper and by consequence, packaging. CHH Forests supplies approximately 30% of the log and wood chip requirements of CHH Pulp and Paper, and approximately 40% of the New Zealand fibre requirements of CHH Wood Products. CHH Pulp and Paper in turn provides 85% of the containerboard and cartonboard used by CHH Packaging. It is possible that significant parts of the forest estate could be sold without adversely affecting other group operations, provided long term supply contacts are put in place.
Key drivers	Through a number of its business operations CHH has a significant exposure to the US dollar exchange rate, the housing market in New Zealand and Australia, and the global commodity prices for logs, pulp and paper. All of these drivers are outside the control of CHH. The Australian and New Zealand housing markets are both expected to be flat to weak making it difficult to improve the performance of those divisions with exposure to those markets (particularly wood products).
Risks	It is difficult for CHH to offset the impact of a rising NZ dollar, which directly affects earnings. With the foreign exchange hedging programme running off, a continued strong NZ dollar can be expected to have a progressively greater adverse impact on group earnings.
Opportunities	Any strengthening of the US dollar relative to the NZ dollar will benefit a number of CHH operations.
Prospects	CHH has adopted a multifaceted strategy to improve performance and insulate the business to the extent possible from the vagaries of commodity prices and changes in currencies. CHH will always continue to be exposed to these two factors but the plans to focus on markets closer to home, develop world scale production units and continue to place strong emphasis on TPI should result in a stronger more profitable company with sound market positions in New Zealand and Australia.

3.8 Financial Performance

CHH - Earnings Profile (NZ$ millions)				
	Year ended 31 December			Six months ended
	2004A	**2005F**	**2006P**	**30 June 2005**
Sales revenue[15]	3,631	3,612	3,768	1,736
Interdivisional revenue	(333)	(294)	(294)	(150)
Net revenue	3,298	3,318	3,474	1,586
EBITDA from:				
Operations	357	283	372	116
Land Sales	16	53	25	35
FX Hedge	119	111	75	60
Total EBITDA	**492**	**447**	**472**	**211**
Depreciation & amortisation	(197)	(197)	(221)	(98)
EBIT	**295**	**250**	**251**	**113**
Change in forest fair value	(88)	109	-	109
Restructuring and non-recurring items	(51)	(9)	-	(9)
Associated companies	(1)	-	-	-
EBIT after abnormal items	**155**	**350**	**251**	**213**
Net interest expense	(43)			(27)
Profit before tax	112			186
Tax	(29)			(46)
Discontinued operations	462			-
Profit after tax	545			140
Less minority interests	(1)			(1)
Profit attributable to equity holders of CHH	**544**			**139**

The following should be taken into consideration when reviewing the table above:

- CHH did not provide forecasts below the EBIT line for 2005 and 2006;
- CHH has adopted International Financial Reporting Standards (**IFRS**) effective 1 January 2005. The 2004 result has been restated for comparative purposes;
- the fair value of the forest assets was increased by $109m in the 2005 half year result compared with a decrease of $88m in the 2004 year end result;
- forest land sales during the first 6 months of 2005 contributed 16.6% (3.3% for 2004) EBITDA. Profit on NZ$/US$ foreign exchange hedges contributed 28.4% (24.2%);
- restructuring and one off costs during 2004 resulted from:
  - the dissolution of the joint venture between CHH Tasman and Norske Skog in July 2004 at cost of $18.5 million;
  - the sale of Foodpack joint venture in Chile at a loss of $7 million;
  - claims of $3.5 million in connection with the building products businesses CHH sold in 1998, CHH retained product warranty liability for foil insulation sold prior to the sale of the business;
  - the write down of asset book values at the Bell Bay ($5.4 million) and Myrtleford ($2.4 million) facilities; and
  - staff redundancies, asset write-offs incurred as a result of the closure of several saw mills and environmental provisions.
- during the first half of 2005 restructuring and one off costs resulted from staff redundancies and environmental provisions offset by gains on:
  - the sale of CHH's 50% interest in Golden Manufacturers, a Fiji based corrugated case company, equal to $1.6 million; and
  - the adjustment to the acquisition provision for PTP of $3.5 million.
- the CHH Tissue business that was sold during the 2004 financial year contributed $462 million to the 2004 earnings.

[15] Revenue includes inter-divisional sales.

Operational earnings for CHH are forecast to decrease in 2005. The chart below illustrates the contribution from each division in each year to earnings before interest and tax:


NZ Dollars
Divisional EBIT from Operations 2004 - 2006
100
80
60
40
20
0
-20
-40
-60
2004A
2005F
2006F
Forests
Wood Products
Pulp and Paper
Packaging

The adverse impact on group earnings from CHH Pulp & Paper when there is a combination of declining commodity prices and a high NZ dollar is evident.

3.9 Financial Position

CHH – Financial Position (NZ$ millions)		
As at	**31 December 2004**	**30 June 2005**
Current assets		
Cash and deposits	580	160
Trade and other receivables	440	521
Inventories	483	534
Derivative financial instruments	133	105
Income tax	-	37
Non current assets held for sale	28	20
Total current assets	**1,664**	**1,377**
Current liabilities		
Trade and other payables	467	527
Interest-bearing loans and borrowings	395	256
Provisions and other	39	35
Total current liabilities	**901**	**818**
Non current assets		
Property, plant and equipment	2,086	2,214
Forest assets	1,465	1,573
Goodwill	116	181
Other intangible assets	99	90
Investments in associated companies	45	39
Derivative financial instruments	165	109
Other assets	90	77
Total non current assets	**4,066**	**4,283**
Non current liabilities		
Interest-bearing loans and borrowings	696	641
Provisions	27	28
Other non-current liabilities	21	22
Deferred tax liability	522	530
Total non current liabilities	**1,266**	**1,221**
Net assets	**3,563**	**3,621**
Represented by:		
Share capital	1,773	1,771
Treasury stock	(41)	(41)
Reserves	32	2
Retained earnings	1,779	1,868
Total shareholders' equity	**3,543**	**3,600**
Minority interest	20	21
Total equity	**3,563**	**3,621**

The following points should be noted in relation the above balance sheet;

- CHH has a low level of debt and has significant scope to take on additional debt;
- the deferred tax liability relates to the forests and will to some extent be crystallised and become payable when and if further forest assets are sold; and
- derivative financial instruments are largely foreign exchange hedge contracts.

■ ■ ■

3.10 Cash Flow

CHH – Statement of Cash Flows (NZ$ million)		
	12 months ended 31 December 2004	**6 months ended 30 June 2005**
Receipts from customers	3,657	1,648
Dividends received	4	1
Payments to suppliers and employees	(3,312)	(1,468)
Net interest received (paid)	(53)	(27)
Tax	-	(17)
Net cash flow from operations	**296**	**137**
Sale of property, plant and equipment	42	33
Deposit accounts	-	118
Sale of subsidiaries, associates and businesses	1,001	8
Purchase of property, plant and equipment	(151)	(56)
Purchase of subsidiaries, associates and businesses	(181)	(264)
Deposit accounts	(136)	-
Net cash flow from investing	**575**	**(161)**
Term borrowings	668	12
Treasury stock	13	-
Settlement of borrowings	(653)	(227)
Capital repayment	(480)	-
Payment of dividends to parent company shareholders	(103)	(51)
Payment of dividends to minority shareholders	(1)	-
Net cash flow from financing	**(556)**	**(266)**
Net change in cash	**315**	**(290)**

- during the 2004 financial year CHH purchased:
  - China's leading speciality MDF panels and flooring business PTP for $176 million;
- during the same period CHH sold:
  - its Tissue business for $999 million, from which $480 million was returned to shareholders;
  - its 50% interest in the Chilean paper cup manufacturing business, International Paper Foodservice S.A., for $1 million; and
  - 5,900 hectares of forest with a value of $38.5 million;
- during the first 6 months of 2005 CHH purchased:
  - the Australian packaging business, Wadepack, for $91 million;
  - the Tenon structural timber business for $173 million; and
- in July 2005 CHH sold 94,600 hectares of forest for net proceeds of $385 million with settlement due in October 2005.

3.11 Capital Structure and Ownership

The top 20 ordinary shareholders in CHH as at 9 September 2005 were:

CHH - Top 20 Ordinary Shareholders as at 9 September 2005	No. of shares (000s)	% of total
Ngahere Aotearoa (a wholly owned subsidiary of IP)	660,844	50.50%
ANZ Noms Ltd	122,073	9.33%
National Noms NZ Ltd	122,033	9.33%
Westpac Banking Corp Client Assets	74,222	5.67%
Citibank Noms (NZ) Ltd	27,949	2.14%
Arthur William Young	21,750	1.66%
UBS Securities Aust Ltd	18,336	1.40%
Westpac Noms (NZ) Ltd	14,893	1.14%
NZ Superannuation Fund Noms Ltd	14,486	1.11%
Custody And Investment Noms Ltd	11,463	0.88%
RBC Global Services Aust Noms Pty	10,733	0.82%
TEA Custodians Ltd	9,751	0.75%
Accident Compensation Corp	8,418	0.64%
Kingfisher Noms Pty	8,028	0.61%
ANZ Noms Ltd	6,846	0.52%
AMP Life Ltd	6,330	0.48%
Asteron Life Ltd	5,842	0.45%
AMP Superannuation Tracker Fund	5,793	0.44%
AMP Life Ltd	4,489	0.34%
TEA Custodians Ltd	4,014	0.31%
Top 20 Shareholders	**1,158,290**	**89.51%**
Other Shareholders	150,310	11.49%
Total	**1,308,600**	**100.00%**

3.12 Share Price Performance

The share price performance of CHH from 2002 to 14 September 2005 is set out below:


CHH - Share Price Performance
Share Price (cents)
3 January 2002 to 14 September 2005
Volume Traded (000s)
300
250
200
150
100
50
0
250,000
200,000
150,000
100,000
50,000
0
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
Jul 05


CHH vs NZSX50 Gross Index
Relative Over/Under
Relative Performance Graph - 3 January 2002 to 14 September 2005
Base line represents NZSX50
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
Jul 05

4 Valuation of CHH

4.1 Valuation Methodology

Grant Samuel's valuation of CHH has been undertaken by aggregating the estimated market value of each of CHH's four operating divisions together with the value of non-trading assets and liabilities and adjusting for corporate costs and net borrowings. The value of CHH has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

The valuation of CHH is appropriate for the acquisition of the company as a whole and accordingly incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in CHH could be expected to trade on the sharemarket. Shares in a listed company normally trade at a discount to the underlying value of the company, but the extent of the discount (if any) depends on the specific circumstances of each company.

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm's length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies commonly used for valuing businesses:

- discounting projected cash flows (**DCF analysis**);
- capitalisation of earnings or cash flow;
- industry rules of thumb; and
- estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these methodologies has an application in different circumstances. The primary factor in determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Capitalisation of Earnings

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBITA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBITA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA, EBITA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer.

Application of this valuation methodology involves:

- estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and
- consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between EBITDA, EBITA, or EBIT is usually not critical and should give a similar result. All are commonly used in the valuation of industrial businesses. EBITDA can be preferable if depreciation or non-cash charges distort earnings or make comparisons between companies difficult.

Selection of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers, it is necessary to infer the appropriate multiple from other evidence.

The primary approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

- economic factors (e.g. economic growth, inflation and interest rates) affecting the markets in which the company operates;
- strategic attractions of the business – its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;
- rationalisation or synergy benefits available to the acquirer;
- the structural and regulatory framework;
- investment and sharemarket conditions at the time; and
- the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach used by valuers is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

Discounted Cash Flows

DCF analysis has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries and for the valuation of start-up projects where earnings during the first few years can be negative. DCF valuations involve calculating the net present value (**NPV**) of projected cash flows. The cash flows are discounted using a discount rate that reflects the risk associated with the cash flow stream. Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on medium to long term projections prepared by management. In addition, even where cash flow forecasts are available for up to, say, ten years, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (i.e. it is a "de facto" cash flow capitalisation valuation). NPV outcomes are typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. Notwithstanding these limitations, DCF analyses are commonly used in valuing companies and can play a role in providing a check on alternative

methodologies, not least because of the explicit and relatively detailed assumptions as to expected future performance that need to be made.

Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a "cross check" of the result determined by a capitalisation of earnings valuation or by discounting cash flows. While they are only used as a "cross check" in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. In the Pulp and Paper sector a commonly used benchmark has been a ratio of value per tonne of production capacity. This ratio, while relatively easily calculated, is often distorted by the inclusion of other assets (e.g. forests) or different mill types. In any event, it must be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading.

Preferred Approach

Grant Samuel's valuation of CHH represents an overall judgement having considered the value outcomes derived using different valuation methodologies.

The capitalisation of earnings methodology is commonly used by purchasers of wood products, pulp & paper and packaging businesses however careful judgement needs to be exercised given the cyclical nature of earnings.

DCF analysis is commonly used to value forest estates because it allows prices, exchange rates and harvest profiles to be modelled explicitly. It is also appropriate in valuing downstream processing of logs into wood products, pulp and paper and packaging because it enables the valuer to test the sensitivity of earnings to fluctuations in key underlying assumptions, capture the impact of lumpy capital expenditure and to reflect different levels of performance at different stages in an economic cycle. Grant Samuel has used and relied on financial models provided by CHH for the purposes of undertaking discounted cash flow valuations. These financial models contained a summary of detailed financial projections prepared by management of each business for the next four years ending 31 December 2009. Grant Samuel adopted the following principal assumptions in its DCF analysis:

DCF Analysis - Principal Assumptions

Year end 31 December	**2006**	**2007**	**2008**	**2009**
Average Prices to Asia				
Bleached Kraft Pulp	US$525	US$525	US$525	US$525
Kraft Linerboard	US$436	US$443	US$450	US$456
Exchange rates				
NZD:USD	0.69	0.65	0.60	0.60
NZD:AUD	0.90	0.87	0.85	0.85
Inflation				
Labour costs*	3.5% p.a.	3.5% p.a.	3.5% p.a.	3.5% p.a.
Other costs (excluding energy and fibre)	2.0% p.a.	2.0% p.a.	2.0% p.a.	2.0% p.a.

* *In some instances where specific negotiations are pending different labour cost increases have been assumed.*

4.2 Valuation Summary

Grant Samuel has estimated the equity value of CHH at 31 August 2005 in the range of $3,344 million to $3,864 million or $2.55 to $2.95 per share. The values represent Grant Samuel's assessment of the full underlying value of CHH and include a premium for control. The valuation is summarised below:

CHH – Summary of Value (NZ$ million)

	Refer Section	Value Range Low	Value Range High
Forestry	4.3	1,250	1,400
Wood Products	4.4	1,075	1,250
Pulp and Paper	4.5	850	925
Packaging	4.6	500	600
Corporate Head Office	4.7	(170)	(200)
Enterprise value		**3,505**	**3,975**
Net debt at 31 August 2005		(801)	(801)
Other assets and liabilities	4.7	640	690
Equity value		**3,344**	**3,864**
Shares on issue (million)		1,309	1,309
Value per share		**$2.55**	**$2.95**

Grant Samuel's valuation of CHH implies the following capitalisation multiples:

CHH – Multiples Implied by Valuation

	Valuation Multiples Low	Valuation Multiples High
Year ended 31 December 2004:		
EBITDA	7.4	8.4
EBIT	17.8	20.1
Year ending 31 December 2005:		
EBITDA	9.9	11.2
EBIT	17.7	20.0
Year ending 31 December 2006:		
EBITDA	7.4	8.4
EBIT	22.2	25.1

EBITDA and EBIT multiples exclude FX hedge income and forestry.

Grant Samuel believes that these parameters are reasonable having regard to recent market evidence, current equity market and economic conditions and the specific attributes of CHH:

- most of CHH's businesses have strong market positions and many are of sufficient size to realise scale benefits and compete internationally;
- the earnings performance of the pulp and paper division in particular is sensitive to movements in the NZ$/US$ exchange rate and global pulp and paper prices. The earnings of the pulp and paper division are therefore volatile and can change materially over a short period of time;
- the earnings performance of the Wood Products and Forest divisions are also affected by movements in exchange rates and log and wood product prices. Demand is driven primarily by the domestic New Zealand and Australian economies, but also by the Asian market; and
- in Grant Samuel's opinion certain businesses of CHH have identified growth potential and there are a number of strategic initiatives being investigated by management. It will take time and significant investment to effect all of management's strategic initiatives and successful implementation is not assured.

The evidence from recent comparable acquisitions in the forest products sector and from comparable listed companies is set out in Appendices A and B.

4.3 Forestry

4.3.1 Valuation Summary

Grant Samuel has valued the forest estate on the basis of an arms length sale. Under Rank Group ownership, it is uncertain whether CHH will retain its forests or look to realise the entire estate over time. The value of a forest is the value of the trees less any tax payable on realisation plus the value of the land. The value of the trees is determined by estimating the likely harvest volumes based on forecast demand and availability and applying a price series overtime. The future price of logs is difficult to estimate. Forecasts reviewed by Grant Samuel do not show any significant increase in the New Zealand dollar price of export logs despite most of the commentators expecting a longer term NZ$/US$ exchange rate closer to 60 cents than today's 70 cents. One of the reasons for this is that buyers of New Zealand logs in north Asia have been absorbing some of the very high freight rates and in the event of a decline in freight rates can be expected to recover this absorption.

Based on recent sales of forests it can be assumed that buyers believe there will be log price appreciation. Valuations based on todays log prices would not support the prices paid for the forest estates. TIMOs and REITs have brought a new method and approach to the funding of forests which enabled Tenon (formerly Fletcher Forests) and more recently CHH to sell assets at above book value which were not delivering earnings close to their cost of capital.

Grant Samuel has valued CHH's forest assets in the range $1,250 million to $1,400 million. The valuation was constructed as the sum of four component parts:

Value of trees

The valuation of the standing trees was undertaken using a discounted cash flow. The key assumptions used were:

- a harvest profile based on CHH's current forecast as shown in Section 3.6.2;
- domestic and export log price forecasts based on assumptions prepared by CHH and supported by reports prepared by an industry expert, Jaakko Poyry;
- NZ$/US$ exchange rate declining from 69 cents to 60 cents in 2009; and
- a real discount rate of 7.4%.

In common with most DCF valuations the outcome is very sensitive to relatively small changes in the key assumptions:

- a 2.5% increase in log prices in 2007 increases the value of the trees by 12.3%; and
- similarly a 2.5% decrease in log prices reduces the value by 12.2%.

Value of planted land or land awaiting planting

CHH has divided its freehold forest land into forest land and HBU land. Forest land totals approximately 126,000 hectares. The sale of 94,600 hectares of forests in July 2005 realised approximately $2,500 per hectare of freehold land. This figure has been used to assess a value for the 126,000 hectares of remaining forest land.

Higher and better use and non-strategic forests

CHH is in the process of selling around 11,000 hectares of non-strategic forests and freehold land and has provided Grant Samuel with an estimate of the likely realisable value. CHH has also been selling forest land for other uses, primarily dairy conversions and lifestyle blocks, for a number of years. The range of prices received has varied significantly but is averaging around NZ$7,000 per hectare. CHH has estimated that it will take 10 years for all HBU land to become available for sale, and accordingly Grant Samuel has assumed the sale of 3,600 hectares of HBU land each year for the next 10 years to determine a net present value for the HBU land.

Deferred taxation

The remaining forests after the sale announced in July 2005 have a deferred tax liability of $361 million which could be crystallised if the forests were sold directly to a purchaser or over time as the trees are harvested by CHH. A significant proportion of the residual forests are held in subsidiary companies. If the remaining forests were sold CHH believes that approximately 75% could be sold by way of a share sale effectively transferring the full amount of the deferred tax liability to the purchaser.

4.3.2 Market Evidence

The valuation attributes a value of US$3,565 - US$4,410 per hectare. In Grant Samuel's opinion the values per hectare of net stocked forest are reasonable and consistent with those implied by recent sales of forests either in New Zealand or overseas having regard to the specific attributes of CHH's forestry assets. The following table summarises the market evidence derived from recent forests sales:

Selected Forestry Transactions – Implied Unit Values	
	US$ per hectare
Range	***3,263-6,184***
Average	***4,344***

More detail on the individual transactions incorporated in the above figures is included in appendix B. The wide range reflects differing harvest profiles for individual forests, and to a lesser extent whether the land involved is freehold or leasehold. The sale of 94,600 hectares to Rayonier and RREEF Infrastructure by CHH Forestry in July 2005 achieved a price of US$3,263 per hectare.

4.4 Wood Products

4.4.1 Valuation Summary

Grant Samuel has ascribed a value of $1,075 million to $1,250 million to CHH's wood products division. The valuation range reflects the near term outlook both in Australia and New Zealand for a downturn in building activity, limited wood supply and potential to improve profitability through rationalisation of sawmill operations. The value range implies the following valuation parameters:

CHH Wood Products - Implied Multiples		
	Value Range	
	Low	**High**
Year ended 31 December 2004:		
EBITDA	6.2	7.2
EBIT	11.3	13.2
Year ended 31 December 2005:		
EBITDA	7.5	8.7
EBIT	17.6	20.5
Year ended 31 December 2006:		
EBITDA	5.5	6.4
EBIT	10.2	11.9

EBITDA and EBIT exclude FX Hedge income, land sales and are before any allocation of corporate overheads.

The implied multiples are consistent with market evidence having regard to the specific attributes and factors influencing the performance of CHH's wood products businesses:

- the key market influences on the CHH wood products business are housing starts in New Zealand and Australia. Both these markets are expected to contract in the short term;
- prices for lumber in the Australian market have dropped significantly in the 2005 year in response to a drop in housing starts and increased sawmill production;

- to remain competitive CHH will need to consolidate the number of its sawmills into larger scale mills with significantly lower costs. CHH does have the ability to effect source rationalisation across its portfolio of mills; and
- a significant proportion of MDF produced by CHH in Australasia is exported and earnings are currently being adversely impacted by the relatively high NZ$/US$ exchange rate.

4.4.2 Market Evidence

The following table summarises the market evidence derived from prices at which shares in selected companies are trading, or have been sold for:

Selected Wood Products Companies and Transactions	EBITDA Multiple	
	Historical	**Forecast**
Listed companies		
Range	5.9-8.6	3.7-7.6
Average	7.0	5.7
Transactions		
Range	5.2-9.5	na
Average	6.8	na

The range of multiples implied by the share prices of listed wood products companies and transactions in that sector is wide, reflecting in part the breadth of products manufactured and the consequential differences in company profiles. Wood products includes many products including panelling, wallboard, structural building components, veneers, plywood, flooring and mouldings, of which CHH manufactures only a subset. A number of the transactions in the sector were also strategic consolidation transactions (such as CHH's acquisition of Tenon's structural timber assets) and accordingly may have warranted a higher multiple of earnings.

More detail on the individual companies and transactions incorporated in the above averages is included in appendices A and B.

4.5 Pulp & Paper

4.5.1 Valuation Summary

The valuation attributed to CHH's Pulp and Paper businesses reflects the potential for profitability to improve and a judgement based on management projections, discounted cash flow analysis and values per tonne.

Grant Samuel has ascribed a value of $850 million to $925 million to CHH's Pulp & Paper businesses. In estimating these values, Grant Samuel has considered a variety of data and analysis including:

- the projected earnings profile over the five year period ending 31 December 2009 and implied EBITDA and EBIT multiples;
- the implied value per tonne of production capacity; and
- a discounted cash flow analysis and a number of sensitivities applied to it. This analysis was based on five year projections prepared by CHH using pulp and paper prices set out in section 4.1.

The data and analyses were considered in the context of the outlook for the pulp and paper industry and the specific attributes of, and issues facing, CHH Pulp and Paper. The value range implies the following valuation parameters:

CHH Pulp & Paper – Implied Valuation Parameters				
	EBITDA Multiples		US$ per production tonne	
Year end 31 December	Low	High	Low	High
2004A	7.6	8.3	581	633
2005P	14.7	15.9	575	626
2006P	9.3	10.2	551	599

EBITDA and EBIT exclude FX Hedge income, land sales and are before any allocation of corporate overheads.

Earnings have historically been volatile for CHH Pulp & Paper due primarily to fluctuations in exchange rates and pulp and paper prices. Current earnings and projected EBITDA for the year ending 31 December 2006 are still inadequate reflecting mid-cycle pulp and paper prices in US dollars but very low prices when translated into New Zealand dollars. Earnings in 2006 will also be adversely affected by a planned 35 day shut down at Tasman to upgrade the pulp drier. Grant Samuel believes that over time prices and exchange rates are more likely to move in favour of CHH and result in a higher level of earnings over the medium term, although increases in fibre and energy costs are also expected over this period. In addition, growth initiatives at Kinleith and the forecast $37 million of capital expenditure at Tasman are expected to increase capacity and improve operational efficiency over the next two to three years. Beyond 2006 CHH Pulp & Paper is forecast to return to improved profitability as the proportion of domestic sales increases, the positive impact of capital projects is felt, pulp prices recover and the NZ dollar weakens.

Management has a track record of achieving substantial productivity improvements and have identified a number of cost reduction or volume growth initiatives that do not require capital expenditure, which over time will assist in increasing earnings. However, these performance improvements have yet to be achieved.

The pulp and paper industry generally warrants relatively low multiples of earnings. This low rating reflects such issues as:

- the cyclical nature of the industry and vulnerability to overcapacity as new mills come onstream;
- the historical volatility of prices and exposure to the NZ$/US$ exchange rate;
- the Asian pulp and paper market is heavily influenced by China. Fragmented pulp supply and fluctuations in demand result in high price volatility. At present pulp prices in Asia are at a significant discount to the benchmark Northern Bleached Softwood Kraft pulp (**NBSK**) price in Northern Europe. The size of the discount fluctuates but tends to be around 10-15%; and
- the capital intensity of the industry. Plants require high levels of maintenance capital expenditure and regular upgrades to remain competitive. Accordingly, free cash flows can be significantly less than EBITDA levels and depreciation is typically high.

Nevertheless, CHH's Pulp and Paper businesses as a group have a number of positive features:

- it is a substantial business with revenues of NZ$735 million in 2004 and is the largest pulp producer in New Zealand;
- it is situated in close proximity to low cost fibre, has low cost operations and there remains the opportunity for further cost savings;
- the potential exists to increase margins by diverting some paper sales from Asia to Australia; and
- an increase in volume growth and cost reductions over the next two years is anticipated, driven largely by upgrading and expanding the pulp drier capacity at Tasman.

Grant Samuel has undertaken a discounted cash flow valuation of CHH Pulp and Paper. The values derived from the analysis show that the net present value is very sensitive to relatively small changes in key assumptions:

CHH Pulp & Paper – NPV Outcomes (NZ$ million)		
	Value Range	
	Low	High
Grant Samuel value range	**850**	**925**
Pulp prices:		
US$25 increase	967	1,035
US$25 decrease	739	796
Exchange rates:		
US$0.01 increase	796	855
US$0.01 decrease	913	978

4.5.2 Market Evidence

The following table summarises the market evidence derived from prices at which shares in selected companies are trading, or have been sold for:

Selected Pulp and Paper Companies and Transactions		
	EBITDA Multiple	
	Historical	Forecast
Listed companies		
Range	7.0-12.0	7.3-11.0
Average	9.8	8.4
Transactions		
Range	6.5-13.4	6.9-10.0
Average	9.5	8.3
Value per tonne		
Range	US$319-US$1,298	na
Average	US$493	na

There has been a significant level of consolidation in the pulp and paper industry over the past decade. It is evident from the earnings multiples implied by the prices of these transactions and the share prices of international pulp and paper companies that there is an underlying consistency in the value parameters that the market applies to this industry. These parameters appear to survive changes in the industry cycle, indicating that purchasers of pulp and paper assets and investors in companies that own those assets tend to take a long term view. Nevertheless the EBITDA multiples must be considered in the context of the industry cycle at the time and the location and condition of the pulp and paper mills acquired. Higher multiples tend to be paid at lower points in the market price and earnings cycle. It is reasonable to characterise the earnings outlook for CHH in NZ dollars over the near term as being low cycle. Grant Samuel has reviewed the market evidence from the sector and considers that implied historical EBITDA multiples of between 7.6 and 8.3 are appropriate for a valuation of CHH Pulp & Paper.

More detail on the individual companies and transactions incorporated in the above averages is included in appendices A and B.

4.6 Packaging

4.6.1 Valuation Summary

Grant Samuel has ascribed a value of $500 million to $600 million to CHH Packaging. The value range reflects growing earnings in Australia and relatively stable earnings in New Zealand. The value range implies the following valuation parameters:

CHH Packaging - Implied Multiples	Value Range	
	Low	High
Year ended 31 December 2004:		
EBITDA	7.6	9.1
EBIT	11.1	13.3
Year ended 31 December 2005:		
EBITDA	6.8	8.2
EBIT	10.0	12.0
Year ended 31 December 2006:		
EBITDA	6.8	8.1
EBIT	10.9	13.0

EBITDA and EBIT exclude FX Hedge income, land sales are before any allocation of corporate overheads.

The implied multiples are consistent with market evidence having regard to the specific attributes and factors influencing the performance of CHH's packaging businesses:

- the New Zealand packaging businesses are relatively stable businesses with reasonably consistent earnings. Raw material prices will be adversely impacted by a fall in the NZ dollar relative to the US dollar; and
- Australian packaging is forecasting strong growth in earnings arising from the acquisition of Wadepack, plant rationalisation and increased market share.

4.6.2 Market Evidence

The following table summarises the market evidence derived from prices at which shares in selected companies are trading, or have been sold for:

Selected Packaging Companies and Transactions	EBITDA Multiple	
	Historical	Forecast
Listed companies		
Range	5.6-11.4	6.2-11.6
Average	8.5	9.0
Transactions		
Range	7.4-8.3	na
Average	7.8	na

CHH Packaging primarily manufactures corrugated case and cartonboard. The packaging sector internationally incorporates a far wider range of products. Caution must therefore be exercised in comparing the implied multiples from the transactions and the share prices of companies that undertake packaging activities.

More detail on the individual companies and transactions incorporated in the above averages is included in appendices A and B.

4.7 Corporate Head Office and Other Assets and Liabilities

4.7.1 Corporate head office

Grant Samuel has deducted an amount of $170 million to $200 million to reflect the capitalised cost of unallocated corporate overheads. For the purposes of this valuation Grant Samuel has applied a multiple of between six and seven times to adjusted corporate overhead cost of $28 million per annum. The valuation assumes a continuation of CHH's current operating cost structure.

4.7.2 Other assets and liabilities

CHH has a number of other assets and liabilities that have been valued separately from the core operating businesses, including:

- ***non trade receivables*** – included within accounts receivable at 31 August 2005 is $52 million in relation to deferred settlements on land sales made to date;
- ***non strategic forest sale*** – the proceeds from the sale of 94,600 hectares of non strategic forest assets are due on 3 October 2005. Grant Samuel has taken into account this receivable net of transaction costs as part of other assets and liabilities and excluded the non strategic forests that have been sold from the value ascribed to CHH's forestry division;
- ***forward exchange contracts*** – management have provided Grant Samuel with an estimate of the current mark to market values of CHH's various forward foreign exchange contracts at 31 August 2005. This represents CHH management's best estimate of the realisable value today to CHH of these contracts. The values ascribed to CHH's operating businesses do not take into account the value of forward exchange contracts currently in place;
- ***other investments*** – CHH has a number of other investments including International Paper Pacific Millenium Limited and the IP Food Services joint venture. Grant Samuel has included CHH's other investments in arriving at an aggregate value for other assets and liabilities;
- ***PTP minority interests*** – CHH currently owns 85% of PTP. The value ascribed to CHH's Wood Products division represents an assessment of the value of each of the businesses as a whole. Minority interests in PTP are taken into account in arriving at an aggregate value for other assets and liabilities; and
- **other contingencies** – CHH has made provision for a number of commercial issues that could potentially give rise to a cash payment at some point in the future. Grant Samuel has relied upon management's estimates of the potential value of these other contingencies.

5 Evaluation of the Merits of the Rank Group Offer

5.1 The Rank Group Offer is Not Fair

In Grant Samuel's opinion the full underlying value of CHH shares is in the range of $2.55 to $2.95 per share. The value is for 100% of CHH and includes a premium for control. Under a full takeover offer Rank Group should pay a price equivalent to the full underlying value to the minority shareholders despite having previously agreed to acquire a controlling shareholding. The reasons for this opinion are set out in Section 2.4 of this report. As the Rank Group Offer of $2.50 per share is below Grant Samuel's assessed value range for CHH the Rank Group Offer is considered not fair.

At the Rank Group Offer price of $2.50 per CHH share, the Rank Group Offer represents a premium of 1.6% to the closing price of $2.46 per share on 16 August 2005 the day prior to the announcement of the Rank Group Offer and a premium of 29.5% to the closing price of $1.93 on 24 June 2005 the day before IP announced it was considering strategic alternatives for its stake in CHH.

Grant Samuel's valuation of CHH is discussed in more detail in Section 4 and is based on a sum of the parts recognising the different risk profiles and growth prospects of CHH's business groups.

5.2 Other Merits of the Rank Group Offer

In assessing the merits of the Rank Group Offer Grant Samuel considered the following factors:

- IP has a shareholding in CHH of 50.5% and control of CHH. IP has agreed to sell this controlling shareholding to Rank Group. As a consequence of IP selling its 50.5% interest in CHH to Rank Group, the Takeovers Code requires the same offer to be made to all shareholders. Rank Group will be the new controlling shareholder of CHH regardless of whether any other CHH shareholders accept the Rank Group Offer;
- many takeover offers specify a minimum acceptance condition, which until reached, means the offeror is not obligated to acquire any of the shares that have been accepted into the offer. The Rank Group Offer has a minimum acceptance level of 50%, which will be met when IP accepts the offer, and accordingly all shares accepted into the Rank Group Offer by CHH minority shareholders will be acquired by Rank Group at $2.50 per share. If there are a high level of acceptances to the Rank Group Offer from CHH minority shareholders the liquidity in the company's shares may contract accordingly;
- if, as a result of the Rank Group Offer, Rank Group acquires 90% of the voting rights in CHH it can move to acquire the remaining outstanding shares at the same price. In such a compulsory acquisition scenario shareholders will receive the same consideration as under the Rank Group Offer;
- it is not clear whether Rank Group wishes to secure 100% ownership of CHH. If Rank Group does not achieve the 90% compulsory acquisition threshold, CHH will remain a listed company controlled by Rank Group. In this circumstance and following expiry of the Rank Group Offer, Rank Group cannot acquire further CHH shares without making a new takeover offer or waiting 12 months after the Rank Group Offer expires and use the "creep" provision of the Takeovers Code. CHH will continue to be listed on the NZSX and ASX;
- under the regulations of the Takeovers Code, Rank Group can increase the consideration offered and extend the offer period. No other variation to the Rank Group Offer is permissible. Rank Group may elect to extend the Rank Group Offer period but in Grant Samuel's opinion it is highly unlikely it will increase the offer price as any increase in the consideration offered must, under the Takeovers Code, be made to all CHH shareholders including IP. From Rank Group's perspective it would therefore be better to wait until the existing offer is completed and make a new offer at a higher price if it wished to acquire a greater shareholding in CHH;
- the sale of IP's shareholding in CHH to Rank Group creates an impediment to an alternative offer for all of the company. Under the Takeovers Code any offer to acquire a controlling

shareholding must be made to all shareholders unless the shareholders not associated with the major shareholder approve otherwise by ordinary resolution. Accordingly, for any alternative offer to be successful it would need to include an agreement with Rank Group to sell into that offer. This is an unlikely prospect in the short term given that Rank Group has agreed to acquire the 50.5% shareholding from IP. It is possible that one or a consortium of the parties that were evaluating a potential acquisition of the shareholding in CHH when the agreement with Rank Group was reached may yet elect to make a higher offer for all of the company;

- the announcement that IP had entered into an agreement to sell its 50.5% shareholding in CHH to Rank Group was made on 17 August 2005. CHH's share price consistently traded above the Rank Group Offer price from the date the Rank Group Offer was announced until 12 September 2005 when CHH announced that its full year earnings to 31 December 2005 were likely to be down \$25 - \$30 million (or 10%) on its previous forecast. The reduction was attributed to continued poor commodity prices and continued adverse exchange rates. Following this announcement the CHH share price fell below the Rank Group Offer price. In the absence of the Rank Group Offer CHH shares may trade at even lower prices;

- IP commenced an international tender process to sell its holding in CHH, consistent with its decision to divest US\$6 billion of global assets primarily to reduce debt. The price offered to IP by Rank Group was a consequence of the following:

  - IP was a willing seller;
  - the shareholding in CHH was a readily saleable asset given that it comprises a controlling shareholding in a listed company with operating assets which are likely to be attractive to a range of international pulp, paper, packaging and wood products companies and importantly financial investors;
  - a purchaser of IP's shareholding was only assured of acquiring a 50.5% holding in CHH with no certainty of obtaining further shares.

  The formal sale process for the IP shareholding had not commenced at the time Rank Group and IP reached agreement. It is understood at least three other bidders were prepared to acquire the IP shareholding without participating in the formal sale process including undertaking due diligence. The Rank Group proposal offered IP certainty of price and timing, which were clearly attractive features considering the expected downturn in the value of the NZ dollar. It is possible that had the sale process run its intended course that IP could have achieved a higher price for its shareholding than \$2.50 per share;

- the change of control from IP to Rank Group is not without risks for minority shareholders, however minority shareholders have no influence on the change of control. IP has been a supportive shareholder of CHH and shared freely its substantial body of technical knowledge. The potential absence of such technical resources going forward may impact the pulp and paper division in particular. At this time Rank Group's strategic aspirations for CHH are not known but the following observations can be made:

  - Rank Group does not currently own any other forestry, pulp and paper, packaging or wood products businesses, and accordingly there is little, if any strategic or synergy value that Rank Group can extract from ownership or control of CHH;
  - the governance of CHH will change. Rank Group's ownership and governance will be different to that of IP;
  - CHH has an incumbent management team and supporting infrastructure that can remain with the business. Rank Group does not need, in the short term at least, to recruit new executives to run the business;
  - there has been speculation that Rank Group would look to sell assets and repay proceeds to shareholders to reduce its own debt levels. The full nature of Rank Group's funding of the acquisition of CHH is not known. It is likely, based on past experience and comments in the press, that there is a significant debt component supporting the Rank Group Offer. CHH has \$1.7 billion of available subscribed capital enabling it to repay that amount to shareholders tax free. If CHH, under Rank Group's control, realised assets of this amount the proceeds could be repaid to shareholders by way of a capital repayment and shareholders funds would be halved. Based on the 30 June 2005 balance sheet the debt to equity ratio (assuming the assets disposed of were sold at book value) would still be

relatively conservative. CHH has relatively low levels of debt itself which made it attractive to other bidders including private equity funds and in all likelihood Rank Group;

- as an alternative, or possibly a precursor to asset sales, it could be possible for CHH to raise additional debt and pay the proceeds from the debt raising to shareholders as a capital repayment. In this manner Rank Group would be able to transfer some of its acquisition debt to CHH's balance sheet. Remaining minority shareholders will have no say as to the extent or the pricing of the debt raised as Rank Group will control the board. The capital repayment would most likely be made by way of a return of capital which would require approval of 75% of shareholders voting and the unanimous support of all directors of CHH. Rank Group may not be assured of passing a 75% resolution. The higher the level of acceptance for the Rank Group Offer the greater the chance of Rank Group being able to pass a special resolution. Once Rank Group secures control of CHH the support of the independent directors will still be required to implement any proposed capital repayment;
- it is conceivable that CHH could pay out surplus cash arising either from asset sales or an increase in debt by way of a dividend without any imputation credits attached. Shareholders receiving such a dividend would need to pay tax on the full amount of the dividend at their marginal tax rate. It is possible that Rank Group, as an investment company which has utilised leverage in the past, may have accumulated tax losses in New Zealand. This would mean that it may not incur any tax liability from receipt of the dividend. In Grant Samuel's opinion this method of transferring surplus funds out of CHH would not be in the best interests of minority shareholders. It is an unlikely option to be pursued. Rank Group as controlling shareholder and in all likelihood with a majority on the board, could ensure a non-imputed dividend was paid;
- the dividend declared by CHH in respect of the year ended 31 December 2004 totalled 7 cents per share fully imputed. This is equivalent to 10.45 cents per share pre tax dividend or 4.2% of the offer price under the Rank Group Offer of $2.50. This is a relatively low gross dividend yield. The forecast market average gross yield is approximately 7.4%. If CHH remains as a listed entity controlled by Rank Group, Rank Group may reduce, maintain or potentially increase the dividend to support the increased debt it has taken on to fund the acquisition. There is no guarantee CHH will continue to pay 7 cents per share in dividends in the future; and
- following the announcement that Rank Group will acquire IP's shareholding in CHH, Standard & Poor's placed CHH's current credit rating of BBB/A-2 on credit watch with negative implications. In addition, Moody's commented that it believed there was a material risk that the company may be downgraded to non-investment grade once Rank Group takes control. If the acquisition is funded under the terms and conditions expected by Standard & Poor's, CHH's credit ratings are likely to be lowered to non-investment grade, this is likely to increase CHH's borrowing costs.

▪ on September 12, 2005 CHH issued a profit downgrade for its 31 December financial year, reducing earnings expectations by $25-$30 million. The announcement cited the continuing high exchange rate and poor commodity prices as the key contributing reasons to the forecast earnings reduction. The announcement highlights CHH's exposure to the business factors that are outside its control, but also the speed within which these factors can make an impact, both positive and negative. Rank Group is likely to be aware of these risks, which has increased market expectation that Rank Group may elect to divest the business units over which it will have less influence to materially impact earnings. Shareholders who elect to retain their shares in CHH should recognise that while the business portfolio remains in its current form, the overall earnings of the company will remain exposed to these external factors that cannot be mitigated by IP, Rank Group, or in reality any other majority shareholder. That said, the business cannot easily be broken up and sold as CHH's earnings are in part derived from it being a vertically integrated forests products company. As an example while it may be possible to sell a portion or a sizeable block of the forest estate, care will be needed to ensure this does not affect supply to the pulp & paper or wood products divisions. Further, a divestment of key assets in the current phase of the commodity cycle may not yield full value to shareholders. CHH has been in existence in one form or another for over a century, reflecting the cyclical and in many cases capital intensive nature of these assets and

recognising that over time, the performance of the assets should be satisfactory. Current performance is not satisfactory to CHH management or the Company's shareholders. Grant Samuel therefore cautions that shareholders looking for a significant uplift in the performance of the company are unlikely to realise this simply as a result of a change in the cornerstone shareholder. CHH has adopted a strategy to lessen its exposure to changes in the value of currencies and commodities. This is a long term strategy and will take time and capital commitment. Rank Group is recognised as an astute and sensible investor, and as it has demonstrated with Burns Philp, it is not averse to retaining an investment over a long period;

- in Grant Samuel's opinion there is likely to be a reasonably low level of acceptance of the Rank Group Offer by CHH shareholders. The reasons for this are:
  - CHH shares have periodically traded at prices higher than the Rank Group Offer;
  - Mr Graeme Hart, the owner of Rank Group, is an experienced and capable businessman, with a track record of successful business transactions. Among other assets he owns is dairy products company New Zealand Dairy Foods and a 58% shareholding in Burns Philp which in turn owns Goodman Fielder; and
  - CHH has completed a substantial proportion of its restructuring initiatives. The business continues to face a number of challenges but is well positioned for earnings growth in the next decade provided that pulp prices increase and the NZ dollar weakens.

  NGC and Contact are recent examples where a change in controlling shareholder occurred along with a very low level of acceptances from minority shareholders. Grant Samuel believes that in the case of Contact there was an underlying sentiment amongst a large number of minority shareholders that they wished to retain an exposure to the sector and a substantially higher offer would be necessary to encourage them to sell. This also happened with NGC when AGL sold its shares to Vector. Vector subsequently had to make a substantially improved offer, as part of its recent IPO, to get the minority shareholders to sell.

- retaining an investment in CHH has risks and opportunities:
  - a range of large business operations in a number of forest product sectors including pulp and paper mills, packaging manufacturing, forestry and selected wood products. There are likely to be a number of buyers willing to acquire all or some of the CHH businesses. Control of CHH provides Rank Group with an opportunity to break the company up and sell selected businesses, although it must be noted that Rank Group has not indicated whether this is a strategy it will pursue;
  - CHH holds strong market positions in a number of the markets in which it operates. CHH is the largest producer of pulp in Australasia, it is the largest single forest owner in New Zealand and has either number one or number two position in its lumber, corrugated packaging and carton board packaging businesses;
  - over the past few years CHH has acquired the Tasman pulp mill from Norske Skog for $285 million, sold CHH Tissue for $999 million, acquired Wadepack Packaging for $91 million and acquired Tenon structural timber assets for $173 million and commenced the sell down of its forests. The primary objectives of the strategic direction were to focus on businesses that can over the longer term yield earnings above the cost of capital. It is not known whether Rank Group will continue to pursue this strategy;
  - capital expenditure across all four divisions is currently planned to be nearly $1 billion over the next four years;
  - CHH is forecasting a steady increase in core operating earnings beyond 2006 generated principally from the strategic initiatives it is undertaking. Improvements in earnings are being forecast from all businesses. In each case the forecast increases in earnings are either part of the TPI initiative programme or relate to specific capital investment projects the timing of which is not certain but all are consistent with the strategy of becoming the number one or number two participant in a sector;
  - CHH is already listed on the NZX and ASX and is widely followed by analysts and the investment community in both countries. The action taken by Rank Group with respect to its majority shareholding in CHH will be transparent to the market and could potentially, over time, result in a re-rating of CHH shares.

There are limited alternatives available for investors wishing to have exposure to the forest products sector in New Zealand. Fletcher Building is an integrated building products manufacturer, Tenon is a manufacturer supplier of appearance grade timber, particularly to the US market, Rubicon is an investment company with its primary investment being a majority shareholding in Tenon, and Evergreen is a forest owning company. However none of these companies are integrated forest products companies with the size and diversity of CHH.

5.3 Acceptance or Rejection of the Rank Group Offer

Acceptance or rejection of the Rank Group Offer is a matter for individual shareholders based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy, tax position and other factors. In particular, taxation consequences will vary widely across shareholders. Shareholders will need to consider these consequences and, if appropriate, consult their own professional adviser.

6 Qualifications, Declarations and Consents

6.1 Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally), property advisory services and manages property development funds. One of the primary activities of Grant Samuel is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since its inception in 1988, Grant Samuel and its related companies have prepared more than 300 public expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Michael Lorimer, BCA, CA, Peter Jackson, BCom, CA, Simon Cotter, BCom, MAppFin, ASIA, John Mandeno, BCom, Rachael Butler, BSc(Hons), and Rory Burdon, BCom(Hons). Each has a significant number of years experience in relevant corporate advisory matters.

6.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to the merits and fairness of the Rank Group Offer. Grant Samuel expressly disclaims any liability to any CHH shareholder that relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Target Company Statement issued by CHH and has not verified or approved any of the contents of the Target Company Statement. Grant Samuel does not accept any responsibility for the contents of the Target Company Statement (except for this report).

6.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with CHH or Rank Group that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Rank Group Offer. Grant Samuel had no part in the formulation of the Rank Group Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the Rank Group Offer. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent for the purposes of the Takeovers Code.

6.4 Information

Grant Samuel has obtained all information, which it believes is desirable for the purposes of preparing this report, including all relevant information which is or should have been known to any director of CHH and made available to the directors. Grant Samuel confirms that in its opinion the information to be provided by CHH and contained within this report is sufficient to enable CHH shareholders to understand all relevant factors and make an informed decision in respect of the Rank Group Offer.

6.5 Declarations

CHH has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of the proportion of any liability found by a Court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. CHH has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by CHH are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to the independent directors and executive management of CHH. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

6.6 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Target Company Statement to be sent to CHH shareholders. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

GRANT SAMUEL & ASSOCIATES LIMITED
15 September 2005

Grant Samuel + Associates

Appendix A

Comparable Listed Companies

An analysis of the sharemarket ratings and multiples for selected companies with operations similar to those of CHH is set out below. The multiples shown below are based on sharemarket prices as at 7 September 2005 and do not reflect a premium for control.

In considering this data it should be noted that:

- the share prices, and therefore the multiples do not include a premium for control. Shares in a company normally trade at a discount to the underlying value of the company as a whole;
- the comparable companies presented below have been grouped into the categories of Wood Products, Pulp & Paper, and Packaging companies on the basis of their predominant business activity. However many companies within these categories have substantial other assets or business interests in related areas e.g. forest ownership and/or management, the manufacture of lumber, sawn timber, wood products, pulp, paper and packaging materials. Comparison of companies within these categories and with CHH should be made with reference to the operational activities of each company, as set out in the company descriptions accompanying these tables;
- forest products companies with highly integrated activities, and which are therefore not suitable for categorisation by any single business activity, have been included in a separate table – Integrated Forest Products Companies; and
- CHH's financial year ends on 31 December. The majority of comparable companies chosen have financial years that end on or near 31 December.

Wood Products Companies

Sharemarket Ratings of Selected Wood Products Companies

Company	Market Cap (m)	EBITDA Multiple Historical	EBITDA Multiple Forecast
Tenon	NZ$295	7.4	7.6
Louisiana Pacific	US$2,702	nm	3.7
West Fraser	CAD2,104	6.0	4.9
Canfor	CAD1,848	nm	5.1
Gunns	A$1,153	8.6	7.2
Fletcher Building	NZ$3,463	5.9	5.7
Range		***5.9-8.6***	***3.7-7.6***
Average		***7.0***	***5.7***

nm = not meaningful

Tenon

Following the sale of its forest estate in the 2004 financial year, the principal business of Tenon Limited (**Tenon**) is the processing, marketing and distribution of structural and appearance grade wood products. Tenon's main products, in order of volumes processed, are lumber & roundwood, laminated & finger-jointed product, and solid lineal mouldings. The majority (90%) of Tenon's sales are to the USA through relationships with several wood product distribution business in which Tenon has part or majority shareholdings and which have supply relationships with the major USA home improvement chains. In April 2005 Tenon sold its structural wood products business, Structural Consumer Solutions, to CHH for NZ$173 million. Tenon's sales revenue in the last financial year was NZ$397 million.

Louisiana Pacific

Louisiana-Pacific Corporation Inc (**Louisiana Pacific**) is engaged in the manufacture and distribution of building products, with operations based in the US, Canada and Chile. It operates three business divisions: Oriented Strand Board (**OSB**), Siding, and Engineered Wood Products (**EWP**). Louisiana Pacific's largest division manufactures and distributes OSB structural panel products. The company also makes OSB, hardboard and vinyl siding products and accessories and LVL, I-joists, plywood, and other related products. Louisanna Pacific has in recent years sold all its timberlands and moved out of plywood and lumber businesses. The company sources approximately 70% of its wood fibre requirements from the open market and 30% through harvest contracts.

West Fraser

West Fraser Timber Company Limited (**West Fraser**) is an integrated forest products company based in Canada, producing timber, wood chips, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. It is the third largest lumber producer in North America, Canada's largest producer of plywood and a significant manufacturer of pulp. The company holds harvesting rights for its Canadian operations representing an allowable cut of 12 million cubic metres annually which, together with supply agreements for its US operations, allows the company to supply 100% of the wood fibre requirements for its pulp & paper and MDF operations. Annual manufacturing capacities are: 4,350 million board feet of timber, 3,000 million cubic feet of LVL, 770 million square feet of plywood; 290 million square feet of MDF, 450,000 tonnes of linerboard and kraft paper, 550,000 tonnes of thermo-mechanical and bleached chemical thermo-mechanical pulp, 585,000 tonnes of kraft pulp and 135,000 tonnes of newsprint. Revenue in the year to 31 December 2005 was CAD2.4 billion, comprising timber (62%), pulp & paper (27%) and panels (12%).

Canfor

Based in Vancouver, British Columbia, Canfor Corporation Limited (**Canfor**) is the largest producer of softwood timber and one of the largest producers of softwood kraft pulp in Canada. Canfor also produces kraft paper, plywood, remanufactured timber products, OSB, hardboard panelling and a range of specialised wood products. Canfor has an annual production capacity of approximately 5.2 billion board feet of timber, 950 million square feet of plywood and OSB, 1.2 million tonnes of pulp and 142,000 tonnes of kraft paper. Additionally, Canfor has approximately 14 million cubic metres of allowable annual cut under its forest tenures. Revenue in the year to 31 December 2004 was CAD4.3 billion, representing revenue from timber products (60%), pulp & paper (31%) and wood panels and OSB (9%). On 1 April 2004 Canfor completed the acquisition of Slocan Forest Products. The company has also recently completed the sale or closure of a number of high cost mills.

Gunns

Gunns Limited (**Gunns**) is Australia's largest hardwood producer. The company operates through three business segments: Forest Products, Managed Investment Schemes, and Other. The Forest Products division owns 175,000 hectares of freehold land and manages 90,000 hectares of plantations. The division produces seasoned framing timbers, rough sawn kiln dried hardwood and value-added hardwood products such as laminated beams, tongue and groove flooring, mosaic and block parquetry, mouldings and furniture components. The Managed Investment Schemes division establishes and finances managed woodlots and vinelots. The Other segment includes the operation of a building product/hardware chain, construction services, vineyard management and wine production. The company employs approximately 1,200 people and in the year to 30 June 2005 had sales revenue of A$674 million, 81% of which was from Forest Products.

Fletcher Building

A former member of the Fletcher Challenge empire, Fletcher Building Limited (**Fletcher Building**) was established as a stand-alone company in March 2002 and is involved in the production and sale of building materials and construction activities. The company's main activities are in concrete, steel, building products (plasterboard, aluminium and wood products), construction, housing and distribution. In the last three years Fletcher Building has sold its Australian construction business and its Bolivian subsidiary and has purchased The Laminex Group, an Australian decorative surfaces and building products company, Tasman Building Products Pty Ltd and more recently Australian building products group Amatek.

Pulp & Paper Companies

Sharemarket Ratings of Selected Pulp & Paper Companies			
	Market	EBITDA Multiple	
Company	Cap (m)	Historical	Forecast
MeadWestvaco	US$5,328	nm	7.7
Bowater	US$1,737	11.4	8.0
Tembec	CAD272	12.0	nm
Stora Enso	€9,225	8.7	7.9
Norske Skog	NOK14,712	7.0	7.3
Range		*7.0-12.0*	*7.3-11.0*
Average		*9.8*	*8.4*

nm = not meaningful

MeadWestvaco

MeadWestvaco Corporation Inc (**MeadWestvaco**) is a US-based paper and packaging company producing paperboards, linerboard, corrugated medium, packaging, coated printing and specialty papers, office products and specialty chemicals. Revenue in the year to 31 December 2004 was US$8.2 billion, over 80% of which was derived from paper and packaging operations. Wood fibre is bought on the open market and sourced from approximately 900,000 hectares of forests located primarily in the US. In January 2005, MeadWestvaco announced an agreement to sell its printing and writing paper business for US$2.2 billion in cash. The transaction was completed in the second quarter of 2005. Trading multiples for this business based on historical results are not considered meaningful.

Bowater

Bowater Inc (**Bowater**) manufactures, sells and distributes groundwood based printing papers – newsprint, coated groundwood and groundwood specialty papers. It is the largest producer of newsprint in the US, with an annual production capacity of 2.6 million tonnes, the third largest producer of market pulp in North America, and a major producer of coated mechanical paper. In the last financial year, pulp and paper production was approximately 4 million tonnes, from which 1.1 million tonnes of excess pulp was sold to third parties. Bowater produces its pulp and paper from 13 mills in the US and 1 in South Korea and operates sawmills producing over one billion board feet of timber annually. The company purchases around 70% of its wood fibre needs from the market with the remainder sourced from 600,000 hectares of company-owned forests and cutting rights over 12 million hectares of Canadian forests. Sales revenue in the year ended 31 December 2004 was US$3.2 million, over 85% of which was from sales of pulp and paper.

Tembec

Tembec Inc (**Tembec**) is an integrated forest products company based in Canada. Its core business is the production of wood products, pulp and paper. Wood products are primarily timber, OSB and engineered wood products. In the year to 31 December 2004, Tembec produced 1.8 billion board feet of timber, 2.2 million tonnes of market pulp and 1.0 million tonnes of newsprint and groundwood papers. Sales of pulp and paper in the last financial year represented approximately 60% of the company's CAD3.7 billion of revenue. As a primarily commodity export producer, Tembec has a relatively high exposure to pulp and paper commodity and foreign exchange markets. Results in the last financial year were heavily impacted by commodity cycles and the appreciation of the Canadian dollar against the US dollar, in which the majority of its sales are denominated. These impacts were offset by substantial foreign exchange gains on the company's US denominated debt. Forecast earnings for the current year are negative at the EBITDA and EBITA levels. The company is forecast to return to profit in FY06 and is trading at a multiple of 4.8 times FY06 EBITDA.

Stora Enso

Stora Enso Oyj (**Stora Enso**) is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products. The company's production facilities have a combined annual capacity of 16.4 million tonnes of paper and packaging board and 7.7 million cubic metres of sawn and value-added wood products. The company is traded on the Helsinki, Stockholm and New York stock exchanges and employs 45,000 people in over 40 countries. Revenue in the year to 31 December 2004 was EUR12.4 billion. Approximately 80% of revenue and 85% of operating profit is earned by the company's paper and packaging board operations.

Norske Skog

Headquartered in Norway, Norske Skogindustrier (**Norske Skog**) is the world's second largest producer of publication paper, with 23 wholly and partly-owned mills in 15 countries. Norske Skog is estimated to have a 13% share of the global market for newsprint and magazine paper. As at 31 December 2004 Norske Skog, its subsidiaries and associates had a combined annual production capacity of 7.3 million tonnes of newsprint and other uncoated papers and 1.6 million tonnes of coated and machine finished papers. Revenue in the most recent financial year was 25.3 billion Norwegian Krone (US$3.9 billion).

Packaging Companies

Sharemarket Ratings of Selected Packaging Companies

Company	Market Cap (m)	EBITDA Multiple Historical	EBITDA Multiple Forecast
Smurfit-Stone	US$2,902	10.1	11.0
Packaging Corp	US$2,319	11.4	11.6
Amcor	A$6,441	7.0	7.1
DS Smith	£614	5.6	6.2
Range		***5.6-11.4***	***6.2-11.6***
Average		***8.5***	***9.0***

Smurfit-Stone

Smurfit-Stone Container Corporation (**Smurfit-Stone**) is an integrated manufacturer of paperboard and paper-based packaging. Operating activities are divided into two segments. The Containerboard and Corrugated Container segment includes 21 paper mills, 149 container plants and one wood products plant, together producing containerboard, corrugated containers, kraft paper, market pulp and solid bleached sulfate. The division also owns approximately 400,000 hectares of forests in Canada. The Consumer Packaging segment operates 42 packaging plants in the US and produces folding cartons, recycled boxboard, multi-wall containers, flexible packaging and labels. The company is the world's largest paper recycler, annually processing more than 6.5 million tons of recycled paper, some 3 million tonnes of which is purchased by the company itself, satisfying 46% of the company's fibre needs. Revenue in the last financial year was US$8.3 billion.

Packaging Corp

With annual containerboard production of 2.3 million tonnes, Packaging Corporation of America Inc (**Packaging Corp**) is the sixth largest producer of containerboard and corrugated products in the US. Of the 2.3 million tonnes of containerboard produced in the year to 31 December 2004, 80% was consumed in the company's own corrugated products manufacturing plants, 13% was sold to domestic customers and 7% was sold to the export market. The company has a production capacity of 2.4 million tonnes of containerboard and corrugated medium through its 4 US located mills. The company operates 66 corrugated product manufacturing plants throughout the US, which together produced 30 billion square feet of corrugated products in 2004. The company has ownership, cutting rights or wood purchasing rights over approximately 400,000 hectares of forests located near to its mills. Revenue in the year to 31 December 2004 was US$1.9 billion.

Amcor

Amcor Limited (**Amcor**) is a diversified, global manufacturing company and is ranked as one of the three largest packaging companies in the world. Amcor has manufacturing sites in 39 countries, producing corrugated packaging, cartons, aluminium and steel cans, flexible plastic packaging, PET plastic bottles and jars, closures and multi-wall sacks. The company has operations in five geographic areas - Australasia, North America, Latin

America, Europe and Asia. In July 2002 Amcor acquired the PET and Closures businesses of Schmalbach-Lubeca for approximately A$2,875 million, making Amcor the largest manufacturer of PET plastic bottles globally. Amcor employs approximately 27,000 people and has annual revenue of A$11.0 billion.

DS Smith

DS Smith Plc is the leading UK producer of corrugated packaging and has major positions in the European marketplace for this sector. It is the leading UK producer of recycled corrugated case material paper and the leading UK collector and merchant of recovered paper. It is also a leading global supplier of plastic packaging for liquids and dispensing. In the office products sector, its subsidiary Spicers is the leading European wholesaler of office supplies. Annual turnover is approximately £1,625 million and the company employs 11,900 people in 16 countries. Paper and corrugated packaging accounts for 55% of group revenue and 62% of operating profit. The 2004/05 result was adversely affected by a 30% year-on-year increase in gas prices in the UK affecting all manufacturing and a significant increase in polymer raw material prices for its plastics division. On 5 September 2005, DS Smith issued a trading update, warning of continuing high energy costs and an uncertain outlook for polymer prices.

Integrated Forest Products Companies

Sharemarket Ratings of Selected Integrated Forest Products Companies

Company	Market Cap (m)	EBITDA Multiple Historical	EBITDA Multiple Forecast
Weyerhaeuser	US$16,516	6.0	6.7
Georgia-Pacific	US$8,245	6.1	6.5
Pope & Talbot	US$169	6.1	16.9
Abitibi-Consolidated	CAD2,253	6.6	7.9
Range		***6.0-6.6***	***6.5-16.9***
Average		***6.2***	***9.6***

Weyerhaeuser

Weyerhaeuser Company Inc (**Weyhaeuser**) is an integrated wood products company engaged in the growing and harvesting of timber, the manufacture, distribution and sale of wood products, pulp and paper, and real estate development and construction. The company operates five core segments: Timberlands, Wood Products, Pulp & Paper, Packaging and Real Estate. The Timberlands business manages 2.9 million hectares of company-owned and leased forests and holds long-term licenses over 12.3 million hectares of forests in Canada. Standing timber in these lands is estimated to be 1.5 billion tonnes. The Wood Products business produces softwood timber, plywood, veneer, panels, OSB, hardwood timber and engineered wood products. The Pulp & Paper division manufactures a range of industrial pulps and papers. The Packaging division manufactures containerboard, corrugated medium, industrial & agricultural packaging and specialty packaging products, and operates a recycling business. The Real Estate division is involved in residential housing development. Revenue in the year to 26 December 2004 was US$22.7 billion.

Georgia-Pacific

Georgia-Pacific Corporation Inc (**Georgia-Pacific**) is one of the world's largest producers of tissue, packaging, paper, building products and related chemicals. The company operates four divisions – Consumer Products, Building Products, Packaging and Paper. The Consumer Products division produces tissue products and disposable cups, plates and cutlery and generates 42% of company revenue. Building Products produces a range of traditional and high value-added wood and composite building products. Revenue in the year to 1 January 2005 was approximately US$20 billion.

Pope & Talbot

Pope & Talbot Inc (**Pope & Talbot**) is a US incorporated pulp and wood products company whose operations are based primarily in South Dakota and British Columbia, Canada. The company classifies its operations into two operating segments: Pulp and Wood Products. Pulp manufactures a range of pulp primarily for sale to end users in the US, Europe and Asia. Wood Products manufactures standardised and specialty timber and also sells residual wood chips and other by-products of timber production. The company has annual production capacities of 807,000 tons of pulp and 742 million board feet of wood products. The majority of wood fibre needs are sourced from long-term cutting rights over 1.9 million hectares of forests. Revenue in the year to 31 December

2004 was US$763 million, 57% of which was from pulp sales. Forecast trading multiples are high due to a poor result forecast for the 2005 financial year.

Abitibi-Consolidated

Headquartered in Quebec, Canada, Abitibi-Consolidated Inc (**Abitibi-Consolidated**) is a major producer of newsprint and uncoated groundwood papers in North America as well as a significant producer of wood products. The company sources wood fibre for its business operations from approximately 18 million hectares of timberland managed by the company, and from sizeable metropolitan paper recycling operations. The company operates three core divisions. The Wood Products division is involved in the production and processing of wood and wood products. The company produces newsprint and value-added groundwood papers under the Newsprint and Groundwood Papers divisions respectively. Operations are based primarily in Canada, US, UK, South Korea, China and Thailand and include 26 paper mills, 22 sawmills, 5 remanufacturing facilities and an engineered wood facility. Revenue in the year to 31 December 2004 was CAD5.8 billion, comprised of Newsprint revenue (55%), Groundwood Papers (27%) and Wood Products (18%).

■ ■ ■

Appendix B

Recent Transaction Evidence

The following table summarises the multiples derived from transactions involving assets that are comparable to those of CHH:

Forest Transactions

Selected Forest Estate Transactions				
Date	**Target**	**Transaction**	**Transaction Value (millions)**	***(US$ per hectare)***
3Q-05	Evergreen	Sale of forests	US$78	4,029
3Q-05	CHH forests	Sale of forests to Rayonier/RREEF JV	US$296	3,139
3Q-05	Rayonier forests	Sale of NZ forests to Rayonier/RREEF JV	US$184	3,850
3Q-04	Weyerhaeuser	Sale of forests to Hancock	US$211	4,534
1Q-04	Fletcher Forests	Acquisition by Kiwi Forests Group	NZ$560	4,204
1Q-04	Fletcher Forests (Tarawera)	Acquisition by Kiwi/Hancock	NZ$200	6,184
4Q-03	CNIFP	Sale of forests to Harvard fund	US$650	4,012
				Average 4,344

Background on these transactions is set out below:

- in August 2005 Evergreen Forests announced that it had received two offers for its 19,460 hectares of forests. The highest offer was NZ$112 million. Sale of the forests is conditional upon shareholder approval;
- on 18 July 2005, CHH announced the sale of non-strategic New Zealand forests. Approximately 94,300 hectares was sold to a newly created joint-venture entity owned by Rayonier and RREEF Infrastructure for NZ$435 million (US$296 million). RREEF Infrastructure is the global infrastructure investing entity of Deutsche Asset Management;
- on 15 July 2005, Rayonier entered into an agreement to sell its New Zealand forests, comprising 47,750 hectares, to the Rayonier/RREEF joint-venture company for US$184 million;
- in October 2004, Weyerhaeuser sold approximately 46,500 hectares of forests in the State of Washington to the Hancock Timber Resource Group for approximately US$211 million;
- on 19 December 2003 Fletcher Challenge Forests announced that an agreement had been signed to sell all of its forests and related assets to the Kiwi Forests Group Consortium for NZ$725 million (approximately US$470 million). The forests consisted of approximately 106,750 net stocked hectares of predominantly pinus radiata almost exclusively located in the central North Island of New Zealand. Of this, 71,200 hectares were freehold and 35,530 were leasehold. Included in the leasehold forest estates was Fletcher Forests' 82.5% owned 20,700 hectare Tarawera estate, a high quality, mature forest. The eventual deal involved separate transactions for the Tarawera estate and the remaining 86,050 hectare estate, which are disclosed separately in the table above; and
- on 24 October 2003, the receivers of the Central North Island Forestry Partnership (**CNIFP**) announced an agreement to sell the 162,000 hectare CNIFP forest estate to Harvard Management Company, an investment fund of Harvard University. The acquisition price is understood to have been NZ$1,081 million, equivalent to US$650 million at the time of the announcement.

Wood Products Transactions

Selected Wood Products Transactions				
Date	Target	Transaction	Transaction Value (millions)	EBITDA Multiple Historical
3Q-05	Empire Company	Acquisition by Tenon	US$30	9.5
2Q-05	Tenon Structural Timber	Acquisition by CHH	NZ$173	8.2
1Q-05	Amatek	Acquisition by Fletcher Building	A$530	5.2
2Q-04	Weldwood	Acquisition by West Fraser Timber	US$829	nm
2Q-04	Georgia-Pacific	MBO of building products distribution business	US$810	6.6
3Q-03	Tasman Building Supplies	Acquisition By Fletcher Building	NZ$272	5.8
2Q-03	Pinault Bois & Materiaux	Acquisition by Wolseley	EUR565	6.5
3Q-02	Laminex	Acquisition by Fletcher Building	A$645	7.3
1Q-01	WESFI	Merger with Amatek	A$141	5.8
1Q-00	CSR Timber Products	Acquisition by Carter Holt Harvey	A$330	6.9*
1Q-00	TJ International	Acquisition by Weyerhaeuser	US$681	6.4
Range				***5.2-9.5***
Average				***6.8***

nm – not meaningful
* multiple of forecast EBITDA

Background on these transactions is set out below:

- on 1 September 2005 Tenon announced the acquisition of the remaining 33% of The Empire Company Inc (**Empire**) that it did not already own for US$30 million. Empire is a US distributor and marketer of wood mouldings to the US home improvement market;
- on 29 April 2005 CHH announced that it had completed the acquisition of Tenon's structural timber business for NZ$173 million. The purchase included the Kawerau and Rainbow Mountain sawmills and a plywood mill at Mount Maunganui;
- Fletcher Building acquired the Australian building products producer Amatek in March 2005 for A$530 million. Amatek's four businesses comprised concrete pipes and precast panels, steel roofing and purlins, glass wool insulation and sand quarries;
- on 21 July 2004 IP announced it had reached a definitive agreement with Canadian forest products company West Fraser for the sale of its Canadian subsidiary, Weldwood of Canada, for CAD1.26 billion (US$950 million). The transaction was completed on 31 December 2004 at a final purchase price, after working capital adjustments and cash acquired, of CAD1.1 billion. Weldwood manufactures lumber, plywood, LVL, treated timber and kraft pulp. It operates seven lumber mills, two plywood mills, one LVL mill and two pulp mills. IP reported the sale price as representing a multiple of greater than 7 times trendline EBITDA;
- on 12 March 2004 Georgia-Pacific announced a definitive agreement to sell its building products distribution business to BlueLinx Holdings, a new company owned by Cerberus Capital Management L.P., a New York-based investment firm, and members of the distribution business' management team, for US$810 million. The principal activity of the distribution business is the sale and distribution of building products including structural panels, hardwood plywood, roofing, insulation, metal products, lumber, panelling, vinyl siding and particleboard, a significant portion of which is manufactured by Georgia-Pacific. Revenue in the prior financial year was US$4.3 billion;
- in August 2003 Fletcher Building acquired Tasman Building Supplies for A$230 million. Tasman is a significant producer of building products in Australia and New Zealand with a small operation in the US. Products manufactured include glasswool insulation, roofing, stainless steel sinkware and flooring;

- on 24 April 2003 Wolseley announced that one of its wholly owned subsidiaries had made an offer for Pinault Bois & Materiaux (**PBM**) for cash consideration of EUR565 million. Approximately 85% of PBM's business related to the distribution of building materials and 15% to the importation and distribution of timber. PBM operated from approximately 300 locations in France, including 22 timber import and processing units and had approximately 5,300 employees;
- on 18 September 2002 Fletcher Building announced an agreement to purchase The Laminex Group, Australia's leading manufacturer and marketer of decorative laminates and decorated woodpanels for use in commercial and residential applications. The price agreed for the acquisition was A$645 million with an additional payment of up to A$20 million contingent on performance in the first period under Fletcher Building's ownership. No additional payment was due unless EBITDA for the 30 June 2003 financial year exceeded A$95 million. Full payment of the additional A$20 million consideration was to be made if EBITDA exceeded A$105 million for that year. This implies a multiple of forecast EBITDA of 6.3 – 6.8 times;
- on 18 January 2001 WESFI announced that Amatek Holdings and WESFI had entered into a definitive merger agreement. WESFI's principal business activity was the operation of an integrated wood panel manufacturing and marketing business servicing the Australian export building materials markets. WESFI's wood panel business comprised a particle board plant and an MDF plant with associated warehousing and distribution facilities servicing all the major markets in Australia and export markets in South East Asia;
- on 21 February 2000 Carter Holt Harvey announced the acquisition of CSR Limited's medium density fibreboard and particleboard businesses and its Oberon sawmill for a consideration of A$330 million. The MDF plant at Oberon was expanded and upgraded in 1997 and held the number one position in the Australian market. The particle board business also held the top position in the market. It comprised five plants at Gympie QLD, Turnut NSW, Oberon NSW and two at Mount Gambier SA. Earnings were forecast to be significantly greater that historical earnings, implying a multiple of forecast EBITDA of 6.9 times and a multiple of forecast EBIT of 10.2 times.
- Weyerhaeuser, one of the world's largest integrated forest product companies, acquired the 51% of shares in TJ International that it did not already own in January 2000. TJ International was the leading worldwide engineered wood product manufacturer (trusses, laminated beams, etc) and was supplied with raw materials by Weyerhaeuser.

Pulp and Paper Transactions

Selected Pulp & Paper Transactions						
Date	Target	Transaction	Transaction Value (millions)	EBITDA Multiple		Value per tonne (US$)
				Historical	Forecast	
3Q-05	Pan Asia Paper	Acquisition by Norske Skog	US$875	13.4	10.0	1,008
4Q-04	Neenah Papers	Spin-off of paper division from Kimberley Clark	US$692	7.3	na	-
1Q-04	Georgia-Pacific	Acquisition of fluff and market pulp mills by Koch Industries	US$683	na	na	470
1Q-02	Willamette Industries	Weyerhaeuser	US$7,828	6.5	na	-
1Q-02	Mead and Westvaco	Merger into MeadWestvaco	US$10,000	na	7.9	1,298
3Q-01	Georgia-Pacific mills	Acquisition of uncoated free sheet mills by Domtar	US$1,650	na	na	1,269
1Q-01	Tasman Pulp Mill	Acquisition by CHH	US$130	na	na	510
2Q-00	Fletcher Paper	Acquisition by Norske Skog	US$2,500	9.1	na	1,080
1Q-00	Marathon Pulp Mill	Acquisition by Tembec	US$69	na	na	383
4Q-99	Celulosas de Asturias SA	Empresa Nacional de Celulosas	US$65	na	na	319
4Q-99	Tartas SA	Acquisition of remaining 50% interest by Tembec	US$40	11.0	6.9	484

na – not available

- on 7 September 2005, Norske Skog announced that it had reached agreement with Abitibi-Consolidated to acquire its 50% shareholding in Pan Asia Paper Company for US$600 million plus an assumption of 50% of the company's net debt for US$275 million. The transaction means that Norske Skog becomes the 100% owner of Pan Asia Paper which is the largest producer of newsprint in Asia, with 2,300 employees and production capacity of approximately 1.8 million tonnes. The purchase is subject to approval by Norske Skog shareholders;

- on 30 November 2004, Kimberley Clark completed the spin-off of its Canadian pulp business and its fine paper and technical paper businesses in the United States via the transfer of assets to a newly incorporated entity, Neenah Papers Inc, and the distribution of shares to Kimberley Clark shareholders as a dividend. The opening share price of Neenah Paper implied an enterprise value of US$692 million for the new company;

- in February 2004 Georgia-Pacific announced a definitive agreement for the sale of its fluff and market pulp operations to Koch Industries for US$610 million. The buyer also assumed US$73 million in debt. The assets acquired were principally Georgia-Pacific's Brunswick and New Augusta mills, with a combined production capacity of 1.45 million tonnes per annum. Fluff pulp is a high-grade pulp used in the manufacture of disposable diapers, baby wipes and sanitary products;

- on 28 January 2002, Willamette Industries entered into a merger agreement with Weyerhaeuser under which Weyerhaeuser will acquire all of the outstanding shares of Willamette Industries for US$55.50 per share, valuing the equity in the company at US$6.1 billion. Weyerhaeuser had originally launched an unsolicited takeover bid in November 2000. Willamette Industries is an integrated forest products company with 106 manufacturing facilities in the US, France, Ireland and Mexico. Principal products of the company are market pulp, fine papers, cartonboard, linerboard, corrugated medium, timber and wood panels. The company owned 684,000 hectares of forests in the US;

- on 28 January 2002, the shareholders of Mead Corporation Inc and Westvaco Corporation Inc approved a plan to merge the two companies creating MeadWestvaco, a merged entity with revenue of approximately US$8 billion from four core businesses – packaging, coated and specialty papers, consumer and office products, and specialty chemicals. Mead shareholders received one share of MeadWestvaco plus US$1.20 for each Mead share held while Westvaco shareholders received 0.97 MeadWestvaco shares for each Westvaco share held. The merger was announced on 29 August 2001 and completed on 30 January 2002. The combined entity was estimated to have an enterprise value of US$10 billion and paper and containerboard capacity of 7.7 million tonnes per annum;

- in August 2001, Domtar announced a definitive agreement to acquire four uncoated free-sheet mills in the US from Georgia-Pacific for US$1.65 billion. The acquisition more than doubled Domtar's fine paper capacity to 2.8 million tons per annum, lifting it to the rank of number two producer in North America and the world's third largest;
- on 26 March 2001, CHH agreed to acquire Norkse Skog's Tasman kraft pulp mill at Kawerau for US$130 million. The mill produces bleached pulp and has an annual production capacity of approximately 255,000 tonnes;
- on 3 April 2000 Fletcher Challenge announced that it had reached agreement to sell its Paper Division to Norske Skog for US$2.5 billion. Fletcher Paper was a world scale manufacturer of newsprint paper and market kraft pulp with nine sites in Australia, New Zealand, Malaysia, Chile, Brazil and Canada. Total capacity was 2.5 million tonnes of newsprint and 1.0 million tons of kraft pulp per annum;
- on 15 December 1999, Tembec and Kruger Inc announced that they had entered into a joint venture agreement to acquire all of the shares of Fort James-Marathon Ltd from Fort James Corporation for CAD$100 million. Fort James-Marathon operates the Marathon mill, which has the capacity to produce 180,000 tonnes per year of northern bleached softwood kraft pulp. As part of the agreement the parties entered into a three year renewable supply agreement to supply Fort James Corporation's non-integrated operations, representing a significant portion of the mill's output. Fort James Corporation reported that it had agreed to sell the Fort James-Marathon mill at less than book value because it wished to dispose of a non-integrated mill that did not offer any strategic benefit and exposed the company to volatility in earnings;
- in November 1999, Empresa Nacional de Celulosas SA acquired Celulosas de Asturias SA (**Ceasa**), a regional pulp company in Spain from Parsons & Whittemore Inc. Ceasa operates a 205,000 tonne per annum eucalyptus kraft pulp mill. The mill was built in 1968 and acquired by Parsons & Whittemore in 1995; and
- on 1 October 1999, Paperboard Industries International Inc (**PII**) announced that it had sold its 50 per cent interest in French pulp mill Tartas SA to its partner, Tembec for US$35 million, plus a conditional amount of up to US$10 million. The mill produces approximately 165,000 tonnes per annum of fluff and specialty cellulose pulps. PII is reported as having sold its equity interests in the Tartas mill because it offered no vertical integration with any of the company's other production facilities. It is estimated that Tembec paid approximately 7 times forecast EBITDA for the year ended 31 December 1999 to acquire the remaining 50 per cent equity interest in the Tartas mill.

Packaging Transactions

Selected Packaging Transactions				
Date	Target	Transaction	Transaction Value (millions)	EBITDA Multiple Historical
1Q-05	Wadepack	Acquisition by CHH	A$96	7.9
1Q-04	Linpac Containers	Acquisition by DS Smith	£170	7.6
2Q-02	Gaylord Container	Merger into Temple-Inland	US$847	7.4
2Q-00	IMPAC Group	Acquisition by Westvaco	US$500	8.3

na – not available
nm – not meaningful

- on 2 February 2005 CHH announced that its off-market takeover bid for Wadepack Limited (**Wadepack**) was unconditional, following the receipt of acceptances for more than 90% of Wadepack shares. The takeover offer involved consideration of A$2.70 for each Wadepack share, comprising a cash payment of A$2.60 per share and two A5 cent dividends. Wadepack primarily manufactures cardboard packaging for the pharmaceutical, cosmetic, food and beverage industries;
- in March 2004 DS Smith plc, a leading UK manufacturer of corrugated packaging, acquired Linpac Containers for £170 million. Linpac was the leading UK independent manufacturer of corrugated packaging with an estimated market share of 11% and annual revenue of £164 million. The acquisition made DS Smith the overall UK leader in corrugated packaging;
- on 5 April 2002, Temple-Inland Inc announced the completion of the acquisition of Gaylord Container Corporation Inc (**Gaylord**), a US manufacturer of brown paper packaging products. Gaylord is involved in the manufacture of containerboard, corrugated containers and sheets, unbleached kraft paper, multiwall and retail bags and speciality chemicals. The company operates three containerboard and unbleached kraft

paper mills and 25 packaging conversion plants. The acquisition price, including the repurchase of debt securities, was US$847 million; and

- Westvaco, a paper and packaging manufacturer, announced the acquisition of Illinois headquartered IMPAC Group on 24 April 2000. IMPAC was a manufacturer of high-end specialty packaging for consumer products with production facilities in the US, Europe and the United Kingdom. At that time it had annual sales of US$332 million.

Notes

Notes





9 August 2005

NZX Regulation Decision
Carter Holt Harvey Limited
Application for Rulings in Respect of Listing Rule 10.1.1

Background

1. Carter Holt Harvey Limited ("CAH") is a company Listed on the NZSX Market. Approximately 50.5% of the shares of CAH are held by a wholly owned subsidiary of International Paper Company of the United States ("IP"). CAH states that it was recently advised by IP that it intends to explore strategic alternatives for its 50.5% stake in CAH. This was announced by CAH to the market on 27 June.

2. The CAH board has appointed a committee of Directors to deal with all matters relating to IP and its shareholding in CAH consisting of non-executive Directors not connected with IP ("Committee").

3. CAH state that discussions have taken place between IP and the Committee. Those discussions have resulted in CAH and IP entering into a agreement to facilitate the process ("Facilitation Agreement"). Principal features of the Facilitation Agreement are:

   a. CAH will disclose confidential information to IP. That information may include "Material Information" in terms of the NZSX Listing Rules ("Rules").

   b. IP will disclose information to parties interested in making an offer for CAH shares ("Potential Bidders").

   c. Potential Bidders will, before information is disclosed to them, enter into a confidentiality agreement in the form prescribed in the Facilitation Agreement.

   d. Both the Facilitation Agreement and the Confidentiality Agreement provide that IP, and Potential Bidders, must:

      i. keep all information disclosed by CAH strictly confidential;

      ii. use that information only for the purposes of evaluating a sale of shares (in the case of IP) or a full takeover offer for all of the shares in CAH (in the case of Potential Bidders).

   Neither IP nor any Potential Bidder may buy or sell CAH shares, while the information provided remains Material Information, except pursuant to a full offer under the Takeovers Code for all CAH shares (with some exceptions where appropriate "Chinese wall" arrangements are in place).

There are also procedural provisions designed to ensure that confidentiality is in fact maintained, and that information is disclosed in stages, depending on sensitivity, to progressively smaller numbers of Potential Bidders.

4. CAH states that a structure has been put in place whereby confidential information, which may include Material Information in terms of the Listing Rules, is to be supplied to IP, and also to be supplied in a due diligence process to Potential Bidders. Parties to which that information is disclosed will be contractually obliged to CAH to keep it confidential and not to trade in CAH shares while the information remains Material Information, except pursuant to a full takeover offer under the Takeovers Code for all shares in CAH.

Application

5. CAH seeks a ruling from NZX Regulation ("NZXR") that the process described above complies with Rule 10.1 of the Rules. In support of its application CAH states:

   a. What is proposed here is a due diligence process whereby parties interested in making a takeover offer for shares in CAH may be provided with information in addition to that publicly available. The effect of that will be to inform those parties more fully as to the position of CAH, and to resolve any questions or issues which those parties may have as to CAH, its assets or businesses. That is likely to increase the confidence which parties will have in making a takeover offer for CAH, and to increase the price offered in any offer made. It is clearly in the interests of shareholders of CAH to increase the chances of competition for their shares.

   b. So long as an agreement of the nature referred to above is entered into, in our submission there is no detriment to other market participants, or to CAH. Parties who are given information must keep it confidential, and may not trade in CAH shares except pursuant to a full takeover offer. A takeover offer has all of the protections provided by the Takeovers Code, including information disclosure in the offer and the target company statement, a recommendation by the directors of the target company, and an independent report to the shareholders of the target company.

   c. CAH understands that a number of transactions (including major takeovers) involving a pre-offer due diligence exercise of this nature have occurred in New Zealand since the Rules were amended in December 2002. The approach is now considered by many to be market practice.

   d. The history of the Rules, and statements by NZX support this. Prior to the introduction of the current rules in December 2002, Issuers were required by the previous rules to obtain a waiver before providing due diligence. Such waivers were routinely granted on the condition that a standard confidentiality agreement was executed. When the rules were amended in December 2002, the references to waivers were removed. That issue was addressed by the NZSE (as it then was) in a Commentary paper explaining the new rules. The Commentary stated:

      > "...'due diligence' waivers will no longer be required as long as information is kept confidential during the course of due diligence".

   e. The point was repeated in an NZSE publication in December 2002 which stated:

      > "Under the disclosure regime that prevailed before December 1, a company engaged in a due diligence exercise (such as an acquisition),

for example, was required to apply for a waiver from the disclosure listing rules.

Where a waiver was granted, it was on condition that those due diligence discussions stayed confidential and the Market Surveillance Panel approved the terms of the confidentiality arrangements.

Under the new regime, provided confidentiality is maintained during the course of the due diligence, an issuer in the same circumstances does not have to seek a waiver from disclosing this information, as the rule itself recognises and accommodates such discussions."

f. However CAH states that there is a question as to whether a due diligence exercise of the nature proposed here fits within the strict words of rule 10.1.1. The issues are:

i. Under Rule 10.1.1(b), an Issuer may not disclose Material Information to any party other than "parties to whom the proviso to Rule 10.1.1(a) applies" unless that Material Information is first disclosed to the market through NZX. There is difficulty in interpreting Rule 10.1.1(b), because it speaks of parties to whom the proviso to Rule 10.1.1(a) applies. However the proviso does not deal with parties. It deals with circumstances. CAH assumes that the intention of the rules is that if a listed company discloses Material Information to a party in circumstances not covered by the exceptions to the continuous disclosure regime, that information must be disclosed to the market.

ii. The requirements of the proviso to Rule 10.1.1(a) are:

A. That a reasonable person would not expect the information to be publicly disclosed and that the information is confidential and its confidentiality is maintained. These requirements can be met in the present case. The maintenance of confidentiality is dealt with by the agreements entered into. It is accepted that if as a matter of fact confidentiality is not maintained in respect of any particular Material Information, that Material Information must be immediately disclosed to the market.

B. That one of the exceptions in Rule 10.1.1(a)(iii) applies.

iii. The first exception possibly relevant is that in Rule 10.1.1(a)(iii)(B) which deals with information which "concerns an incomplete proposal or negotiation". The proposal to make a takeover offer for CAH falls within the description of an "incomplete proposal or negotiation". However, depending on the interpretation given to the word "concern" in this context, it may be argued that the information provided by CAH will not "concern" the takeover proposal, but rather concerns the actual subject of the information (that is matters relating to CAH and its business). CAH seek confirmation from NZX that for the purposes of this provision information provided in the due diligence will "concern" the takeover proposal. CAH may then rely on this sub-rule in making disclosure of the information.

iv. The other exception which may be relevant is that the information is "generated for the internal management purposes" of CAH. Some information provided in a due diligence may have been generated for

that purpose. However, not all will be. It would be difficult to run an effective due diligence, disclosing to Potential Bidders all the information they may need to formulate an appropriate takeover offer, if CAH were restricted to disclosing only information generated for that particular purpose.

g. CAH states that there is a good basis for forming the view that no ruling is required in order for the due diligence exercise referred to in this letter to be undertaken. However, in light of the issues discussed above and having regard to the very significant nature of the transaction proposed here, the Committee has formed the view that the appropriate course is to seek a ruling from NZX confirming that the process described in this letter is permitted by the Rules.

NZSX Listing Rule 10.1.1

6. Rule 10.1.1 provides:

"10.1.1 Continuous Disclosure of Material Information: Without limiting any other Rule, every Issuer shall:

(a) once it becomes aware of any Material Information concerning it, immediately release that Material Information to NZX, provided that this Rule shall not apply when:

(i) a reasonable person would not expect the information to be disclosed; and

(ii) the information is confidential and its confidentiality is maintained; and

(iii) one or more of the following applies:

(A) the release of information would be a breach of law; or
(B) the information concerns an incomplete proposal or negotiation; or
(C) the information comprises matters of supposition or is insufficiently definite to warrant disclosure; or
(D) the information is generated for the internal management purposes of the Issuer; or
(E) the information is a trade secret.

In this Rule 10.1.1, an Issuer is aware of information if a Director or an executive officer of the Issuer (and in the case of a Managed Fund, a Director or executive officer of the Manager) has come into possession of the information in the course of the performance of his or her duties as a Director or executive officer.

(b) not disclose any Material Information to the public, other Recognised Stock Exchanges (except as provided for in Rule 10.2.3(d)(i)) or other parties except those parties to whom the proviso to Rule 10.1.1(a) applies:

(i) prior to disclosing that Material Information to NZX; and

(ii) prior to an acknowledgement from NZX of receipt of that Material Information."

Decision

7. NZXR did not consider the application on the terms sought on the basis that insufficient grounds were provided in the application to make a blanket ruling that the process described above complies with Rule 10.1. However, on the basis that the information provided to NZXR is full and accurate in all material respects, NZXR rules that:

   a. The term "except those parties to whom the proviso to Rule 10.1.1(a) applies" in Rule 10.1.1(b) covers information provided to third parties by a Listed Issuer for the purposes of due diligence where the proviso to Rule 10.1.1(a) applies to the Listed Issuer; and

   b. The information being provided under the Facilitation Agreement will "concern" the takeover offer for the purposes of Rule 10.1.1(a)(iii)(B).

Reasons

8. In coming to the decision to make the rulings set out above NZXR considered the following matters:

   a. While the provisions identified by the applicant could be interpreted in more than one way, NZXR considers that the rulings provide a plain interpretation of the rules and are consistent with policy and standard commercial practice. NZXR considers that it is appropriate to confirm these matters by way of ruling for the avoidance of any doubt and to provide certainty to the market.

   b. NZXR has previously stated its policy intention that provided confidentiality is maintained during the course of due diligence, an Issuer providing information for the purposes of due diligence is not required to seek a waiver from disclosing the information as the rule itself recognises and accommodates such discussions. NZXR is aware that other Issuers will have allowed due diligence to facilitate a takeover offer.

   c. NZXR considers that the term "except those parties to whom the proviso to Rule 10.1.1(a) applies" in Rule 10.1.1(b) covers information provided to third parties by a Listed Issuer for the purposes of due diligence where the proviso to Rule 10.1.1(a) applies to the Listed Issuer. In that regard:

      i. Rule 10.1.1(b) provides that Issuers shall not disclose any Material Information to the public, other Recognised Stock Exchanges or other parties "except those parties to whom the proviso to Rule 10.1.1(a) applies" prior to disclosing that Material Information to NZX. CAH raises the question whether the proviso in Rule 10.1.1(b) would cover the present situation on a strict reading given that the reference refers to parties to whom the proviso applies not circumstances.

      ii. NZXR considers that Rule 10.1.1(b) can be interpreted so that the provision of information by an Issuer under a due diligence exercise is consistent with the continuous disclosure obligations. NZXR considers that the Rule can be interpreted so that the term "parties" refers to parties to whom the information is provided in circumstances where the proviso applies to the Listed Issuer who is subject to the continuous disclosure rules. The question therefore will always be

whether the proviso in Rule 10.1.1(a) covers the Listed Issuer. This interpretation would allow for the process proposed by CAH.

iii. NZXR considers that Rule 10.1.1(b) allows for provision of information to third parties by an Issuer subject to the proviso in Rule 10.1.1(a) applying.

d. NZXR considers that the information being provided under the Facilitation Agreement will "concern" the takeover offer for the purposes of Rule 10.1.1(a)(iii)(B). In that regard:

i. CAH raises the question whether Rule 10.1.1(a)(iii)(B) applies. That is to say will the information 'concern' the takeover offer, or will it 'concern' the actual subject of the information (that is matters relating to CAH and its business).

ii. On the plain reading of the text the provision could be read in two ways depending on the circumstances: first it could be read as relating to the subject matter of the information and secondly it could be read as relating to what it is being used for. However NZXR considers that it would be an overly narrow interpretation to confine the meaning of the word 'concern' to the subject matter in the absence of a consideration of what the information is being used for. We do not consider that this stretches the meaning of the word unduly.

e. The insider trading rules in the Securities Markets Act 1988 recognise that due diligence, for the purposes of a takeover offer, is an acceptable commercial practice. Section 8(2) of the Act provides relief from action brought against an insider (who will generally have become an insider by conducting due diligence) in respect of the purchase of securities pursuant to an offer made under the Takeovers Code. This recognises that a takeover offer will be an offer which all shareholders can choose to be involved in. It also recognises that information asymmetries will be addressed by the preparation of an independent advisers report and the directors' recommendations on the offer. These factors also go towards explaining why the continuous disclosure rules should allow due diligence. The insider trading laws do provide protection against trading on insider information obtained in a due diligence exercise where a takeover offer is not made.

ENDS

media release

CarterHoltHarvey

Date: 21 September 2005

Changes to Carter Holt Harvey Board

Carter Holt Harvey Limited today announced changes to its Board of Directors following the final settlement between International Paper Company and Rank Group Investments Limited for the sale of 50.5% of the shares in the Company.

Messrs R Grillet, A Lessin, B McDonald, J Mason and M Pacheco have resigned as directors, and Messrs M Burrows, T Degnan, T Hardman, G Hart and B Murray have been appointed to the Carter Holt Harvey Board of Directors effective immediately.

- Ends -

For further information please contact:

Jillian Talbot – Manager, Investor Relations and Media
Phone: +64-9-261 0262
Mobile: +64-21-493 820

Carter Holt Harvey (www.chh.com) is Australasia's leading forest products company, with significant interests in wood products, pulp, paper and packaging, supported by forests. Carter Holt Harvey is listed on both the NZX and ASX, and employs approximately 10,500 people across New Zealand, Australia and Asia. The company's head office is in Auckland, New Zealand.

PARTICULARS OF DIRECTORS

OK

To print this page press the Ctrl and P keys at the same time.

82279 CARTER HOLT HARVEY LIMITED

Registration Date: 22 SEP 2005 **Time:** 15:27:04
Document Type: Online Particulars of Directors
Submitted By: COOPER, Nikki
CARTER HOLT HARVEY LIMITED
PRIVATE BAG 92106
AUCKLAND

Updated Director Details

GRILLET, Robert John
1236 Maddox Lane, Verona, KY 41092-9333, United States Of America
Resigned 21 Sep 2005

LESSIN, Andrew Richard
64 Valeview Rd, Wilton, Connecticut 06897, U S A
Resigned 21 Sep 2005

MASON, Jonathan Parker
81 Teller Road, Trumbull, CT 06611, United States Of America
Resigned 21 Sep 2005

MCDONALD, Brian Neil Gerber
House F, Mount Austin Estate, 5 Mount Austin Road, The Peak, Hong Kong
Resigned 21 Sep 2005

PACHECO, Maximo
Alameda Dos Ingazeiros, 720, Condominio Chacaras Do Alto, Da Nova Campinas, Bairro Gramado, 13094-770, Campinas-SP, BRAZIL
Resigned 21 Sep 2005

22 September 2005

COOPER, Nikki
PRIVATE BAG 92106
AUCKLAND

CARTER HOLT HARVEY LIMITED

Company Number:82279
Our Reference:MET

The following person has been registered as a director.

Director Details:

Mark Douglas Irving BURROWS
5 Trahlee Road
Bellevue Hill NSW 2023
Australia

Please contact the Companies Office on freephone 0508 COMPANIES (0508 266 726) or visit http://support.business.govt.nz if you have any enquiries regarding this letter.

Neville Harris

Neville Harris
Registrar of Companies

22 September 2005

COOPER, Nikki
PRIVATE BAG 92106
AUCKLAND

CARTER HOLT HARVEY LIMITED

Company Number:82279
Our Reference:MET

The following person has been registered as a director.

Director Details:

Thomas James DEGNAN
550 East Juniper Court
Mequon WI 53092
United States Of America

Please contact the Companies Office on freephone 0508 COMPANIES (0508 266 726) or visit http://support.business.govt.nz if you have any enquiries regarding this letter.

Neville Harris

Neville Harris
Registrar of Companies

22 September 2005

COOPER, Nikki
PRIVATE BAG 92106
AUCKLAND

CARTER HOLT HARVEY LIMITED

Company Number:82279
Our Reference:WAL

The following person has been registered as a director.

Director Details:

Timothy Guthrie HARDMAN
22 Gordon Street
Hampton VIC 3188
Australia

Please contact the Companies Office on freephone 0508 COMPANIES (0508 266 726) or visit http://support.business.govt.nz if you have any enquiries regarding this letter.

Neville Harris

Neville Harris
Registrar of Companies

Development
Manatū Ōhanga
Companies Office

22 September 2005

COOPER, Nikki
PRIVATE BAG 92106
AUCKLAND

CARTER HOLT HARVEY LIMITED

Company Number:82279
Our Reference:DES

The following person has been registered as a director.

Director Details:

Graeme Richard HART
743 Riddell Road
Glendowie
Auckland

Please contact the Companies Office on freephone 0508 COMPANIES (0508 266 726) or visit http://support.business.govt.nz if you have any enquiries regarding this letter.

Neville Harris

Neville Harris
Registrar of Companies

Development
Manatū Ōhanga
Companies Office

22 September 2005

COOPER, Nikki
PRIVATE BAG 92106
AUCKLAND

CARTER HOLT HARVEY LIMITED

Company Number:82279
Our Reference:MET

The following person has been registered as a director.

Director Details:

Bryce Mccheyne MURRAY
11 Lammermoor Drive
St Heliers
Auckland

Please contact the Companies Office on freephone 0508 COMPANIES (0508 266 726) or visit http://support.business.govt.nz if you have any enquiries regarding this letter.

Neville Harris

Neville Harris
Registrar of Companies

Australian Securities & Investments Commission

COPY

Form 490
Corporations Act 2001

Notification of change to directors of a registered body

Use this form to notify ASIC of new or ceasing director(s), and for changes to the name or address of current director(s), of a registered body.

Related forms:
484 Change to company details (for change to directors of a company)

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Registered body details

Corporation name
CARTER HOLT HARVEY LIMITED

ARBN
050 319 152

Type of registered body (tick one box)
[X] Registered foreign company [ ] Registered Australian body

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
NATALIE DERRI

ASIC registered agent number (if applicable)
285

Telephone number
03 9288 8047

Postal address
PO BOX 67 MELBOURNE VIC 3001

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Appoint or cease director

Tick one box
[X] Appoint director [ ] Cease director

Date of change
Date of change
21/09/05
[D D] [M M] [Y Y]

Name
The name of the appointed director is
Family name: REFER ANNEXURE "A"
Given names:

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city)
(state/country)

Former name (if applicable)
(eg change by deed poll, marriage)
Their previous name was (Provide full given name: not initials)
Family name
Given names

1 Continued ... Appoint or cease director

Residential address

The residential address of the appointed director is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

1 Continued ... Appoint or cease another director

Tick one box

☐ Appoint director ☒ Cease director

Date of change

Date of change

2 1 / 0 9 / 0 5
[D D] [M M] [Y Y]

Name

The name of the appointed director is

Family name: REFER ANNEUXURE "B"

Given names

Date of birth

[D D] [M M] [Y Y]

Place of birth (town/city) | (state/country)

Former name (if applicable)
(eg change by deed poll, marriage)

Their previous name was (Provide full given name, not initials)

Family name | Given names

Residential address

The residential address of the appointed director is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

2 Change of director name

Personal name change
(eg change by deed poll, marriage)

Their previous name was (Provide full given name, not initials)

Family name | Given names

Date of birth

[D D] [M M] [Y Y]

Place of birth (town/city) | (state/country)

The director's new name is

Family name | Given names

Date of change

[D D] [M M] [Y Y]

2 Continued ... Change of another director name

Personal name change
(eg change by deed poll, marriage)

Their previous name was (Provide full given name, not initials)

Family name

Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city)

(state/country)

The director's new name is

Family name

Given names

Date of change

[D D] / [M M] / [Y Y]

3 Change of director address

The director's name is (Provide full given name, not initials)

Family name

Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city)

(state/country)

New address

Office, unit, level

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Date of change

Date of change

[D D] / [M M] / [Y Y]

3 Continued ... Change of another director address

The director's name is (Provide full given name - not initials)

Family name

Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city)

(state/country)

New address

Office, unit, level

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Date of change

Date of change

[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current director (or equivalent), or a local agent of a foreign company.

I certify that the information in this form is true and complete.

Name

LACHLAN BRUCE MCIVER - SECRETARY

Capacity

☐ Director

☒ Local agent of a foreign company

Signature

Date signed

0 5 / 1 0 / 0 5
[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

ANNEXURE 'A'

This is Annexure 'A' of one page referred to in Form 490, Notification of Change to Directors of a Registered Body.

5/10/2005

Lachlan McIver
Secretary (Local Agent)
Carter Holt Harvey Australia Pty Limited
A.C.N. 000 601 892

Date

DIRECTORS APPOINTED
CARTER HOLT HARVEY LIMITED A.R.B.N. 050 319 152

FAMILY NAME:	BURROWS
GIVEN NAME:	MARK DOUGLAS IRVING
DATE OF BIRTH:	22 JULY 1944
PLACE OF BIRTH:	SYDNEY, AUSTRALIA
RESIDENTIAL ADDRESS:	5 TRAHLEE ROAD, BELLEVUE HILL 2023 NSW AUSTRALIA
FAMILY NAME:	DEGNAN
GIVEN NAME:	THOMAS JAMES
DATE OF BIRTH:	28 JANUARY 1948
PLACE OF BIRTH:	WORCESTER, MA, USA
RESIDENTIAL ADDRESS:	550 EAST JUNIPER COURT, MEQUON, WI 53092 USA
FAMILY NAME:	HARDMAN
GIVEN NAME:	TIMOTHY GUTHRIE
DATE OF BIRTH:	4 NOVEMBER 1961
PLACE OF BIRTH:	KING ISLAND, AUSTRALIA
RESIDENTIAL ADDRESS:	22 GORDON STREET, HAMPTON 3188 VIC AUSTRALIA
FAMILY NAME:	HART
GIVEN NAME:	GRAEME RICHARD
DATE OF BIRTH:	6 JUNE 1955
PLACE OF BIRTH:	AUCKLAND, NEW ZEALAND
RESIDENTIAL ADDRESS:	743 RIDDELL ROAD, GLENDOWIE AUCKLAND NEW ZEALAND
FAMILY NAME:	MURRAY
GIVEN NAME:	BRYCE MCCHEYNE
DATE OF BIRTH:	17 JUNE 1957
PLACE OF BIRTH:	HAMILTON, NEW ZEALAND
RESIDENTIAL ADDRESS:	11 LAMMERMOOR DRIVE, ST HELIERS AUCKLAND, NEW ZEALAND

DATE OF ALL APPOINTMENTS 21 SEPTEMBER 2005

ANNEXURE 'B'

This is Annexure 'B' of one page referred to in Form 490, Notification of Change to Directors of a Registered Body.

Lachlan McIver
Secretary (Local Agent)
Carter Holt Harvey Australia Pty Limited
A.C.N. 000 601 892

5/10/2005
Date

DIRECTORS RESIGNATIONS
CARTER HOLT HARVEY LIMITED A.R.B.N. 050 319 152

FULL NAME	CURRENT ADDRESS	PLACE OF BIRTH
Grillet, Robert John	1236 Maddox Lane, Verona, KY 41092-9333, USA	Nova Scotia, Canada
Lessin, Andrew Richard	64 Valeview Road, Wilton CT 06897, USA	Brooklyn, New York, USA
Mason, Jonathon Parker	81 Teller Road, Trumbull CT 06611, USA	Royal Oak, Michigan, USA
Pacheco, Maximo	El Canal 8543, Vitacura, Santiago, Chile	Chile,South America
McDonald, Brian Neil Gerber	House F, Mount Austin Estate, 5 Mount Austin Road, The Peak, Hong Kong	Kansas, USA

DATE OF ALL RESIGNATIONS 21 SEPTEMBER 2005

Securities (Substantial Security Holders) Regulations 1997

Form 1 Regs. 4, 18, 19

(Securities Market Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [ ] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(1))
- [x] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1. Carter Holt Harvey Limited
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland
Address of substantial security holder

Andrew William Harmos
Contact name for queries

+64 9 921 4301
Telephone number

2. 660,843,571
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

50.5%
Total percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3. Number of voting securities of the class in which a beneficial relevant interest is held: 660,843,571	Number of voting securities of the class in which a non-beneficial relevant interest is held: -
Percentage held at date of THIS notice: 50.5%	Percentage held at date of THIS notice: -
Percentage held at date of LAST notice (if any): -	Percentage held at date of LAST notice (if any): 50.5%
4. DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5. Name(s) of registered holder(s): Rank Group Investments Limited	6. Name(s) of registered holder(s):
7. Date(s) of transaction(s): 21/09/2005	Provision(s) of section 5: ; Date(s) of transaction(s):
Number of voting securities: 660,843,571; Consideration (expressed in NZ$): $2.50 per share	Number of voting securities: ; Consideration (expressed in NZ$):

Rank Group Investments Limited has made a full takeover offer dated 14 September 2005 for all the ordinary shares in Carter Holt Harvey Limited. On 16 September 2005 Ngahere Aotearoa accepted that offer in respect of its holding of 660,843,571 ordinary shares in Carter Holt Harvey Limited (the "**Shares**") pursuant to a previously disclosed Lock-In Agreement. Rank Group Investments Limited declared the offer unconditional on 16 September 2005 and has now made full payment to Ngahere Aotearoa for the Shares and legal and beneficial title to the Shares has therefore passed to Rank Group Investments Limited.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation:

forms part of this notice	No
is not required to be filed	Yes
has already been filed with the notice dated	No

9. nil
Number of pages that accompany this notice (if any)

16 September 2005
Date of last notice (if any)

Ngahere Aotearoa
Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]
Signature (unless filed by electronic means other than facsimile)

Nigel Joseph Gleeson
Full name

21/9/05
Date

GBH-101860-1-D117-V1

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (*section 20 (3)*)
- [x] Notice that a person has ceased to be a substantial security holder (*section 21 (3)*)
- [ ] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21 (1)*)
- [ ] Notice of change in the nature of relevant interest held by a substantial security holder (*section 22*)

Carter Holt Harvey Limited
Name of public issuer

Ngahere Aotearoa
Name of substantial security holder

C/- Chapman Tripp, ANZ Centre, 23-29 Albert Street, Auckland
Address of substantial security holder

Mark McGuire
Contact name for queries

+1 203 541 8532
Telephone Number

660,843,571
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

50.5%
Total percentage

Ordinary Shares
Class of voting securities

One
Number of votes attached to each voting security in that class

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a beneficial relevant interest is held: **660,843,571**	Number of voting securities of the class in which a non-beneficial relevant interest is held:
Percentage held at date of THIS notice: **0%**	Percentage held at date of THIS notice: %
Percentage held at date of LAST notice (if any): **50.5%**	Percentage held at date of LAST notice (if any): %

DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
Name(s) of registered holder(s): **Ngahere Aotearoa**	Name(s) of registered holder(s):
Date(s) of transaction(s): **21 September 2005**	Provision(s) of section 5:
	Date(s) of transaction(s):
Number of voting securities: **660,843,571**	Number of voting securities:
Consideration (expressed in NZ$): **$2.50 per share**	Consideration (expressed in NZ$):

On 16 September 2005, Ngahere Aotearoa accepted a takeover offer from Rank Group Investments Limited dated 14 September 2005 for its holding of 660,843,571 ordinary shares in Carter Holt Harvey Limited ("Shares"). Under the terms of the takeover offer, legal and beneficial title to the Shares transfers to Rank Group Investments Limited contemporaneously with full payment for the Shares by Rank Group Investments Limited to Ngahere Aotearoa. Ngahere Aotearoa has now received full payment for the Shares and legal and beneficial title to the Shares has been transferred to Rank Group Investments Limited.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

Relevant documentation -
- forms part of this notice.. [ ]
- is not required to be filed.. [ ]
- has already been filed with the notice dated...................... [ ]

Nil
Number of pages that accompany this notice (if any)

16 September 2005
Date of last notice (if any)

Rank Group Investments Limited
Name(s) of any other person(s) who is (are) believed to have given, or to be intended to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice

[signature]
Signature (unless filed by electronic means other than facsimile)

Mark Michael McGuire (Director)
Full name

21 September 2005
Date

NZX

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	☑

B. Preliminary

1. Name	Christopher Pell Liddell
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex-Director
5. Date of this disclosure notice	21-Sep-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Christopher Pell Liddell
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	15-Sep-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	On-market disposal of ordinary shares
14. Consideration (as required by regulation 10)	NZ$2.51 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	15,000 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	15,000 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]

NZX

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	☑

B. Preliminary

1. Name	Christopher Pell Liddell
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex-Director
5. Date of this disclosure notice	21-Sep-05

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Bridget Mary Wickham
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-Beneficial interest in shares held by associated person

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	19-Sep-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	On-market disposal of ordinary shares
14. Consideration (as required by regulation 10)	NZ$2.51 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	95,625 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	95,625 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

[signature]

CarterHoltHarvey

To:	Market Announcement Platform Company Announcement Platform	Company:	NZX ASX
From:	Shehnaz Hajati	Date:	20 September 2005

Subject: **Carter Holt Harvey Forest sale goes unconditional**

On 15 July 2005 Carter Holt Harvey Limited advised the market that it had entered into an agreement to sell 94,300 hectares of forests to a consortium comprising Rayonier Inc. and RREEF Infrastructure, the global infrastructure arm of Deutsche Asset Management for $435 million.

The sale was conditional on approval of the Overseas Investment Commission and other normal commercial conditions.

Carter Holt Harvey is pleased to confirm that the conditions precedent have now been satisfied and the sale to the consortium is now unconditional.

Completion of the sale will take place in early October 2005.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: (09) 262 6174
Facsimile: (09) 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com

RANK GROUP INVESTMENTS LIMITED

OFFER FOR ORDINARY SHARES IN CARTER HOLT HARVEY LIMITED

ACCEPTANCE AND TRANSFER FORM

Shareholder/Transferor (the **Transferor**)

Holder Number or CSN

Number of CHH Shares

Total Consideration (at $2.50 per CHH Share)

ACCEPTANCE OF OFFER

By signing this form the Transferor, for the consideration stated above, hereby:

(a) accepts the Offer dated 14 September 2005 by Rank Group Investments Limited (**Rank**) for the ordinary shares described above in Carter Holt Harvey Limited (**Carter Holt Harvey**) held by the Transferor (the **CHH Shares**) and, subject to the terms of the Offer (including paragraph 4.6 of the Offer), transfers title to the CHH Shares to Rank; and

(b) as set out on the reverse of this form, appoints Rank the attorney of the Transferor.

Rank agrees to take the CHH Shares subject to the terms of the Offer.

METHOD OF PAYMENT

Payment will be made by either electronic transfer directly into the Transferor's bank account, or by cheque. Please select a Method of Payment by ticking the appropriate box below. Note that all payments will be made in New Zealand dollars.

Method of Payment (please tick one): ☐ **CHEQUE** ☐ **ELECTRONIC TRANSFER**

Note: If you do not select a Method of Payment, or the details that you provide are not sufficient to effect an electronic transfer, you will be paid by cheque.

Electronic Transfer Details: Please complete the details below if you wish to be paid by electronic transfer.

If you have previously provided bank account details to Carter Holt Harvey's share registrar, Computershare Investor Services Limited, and you want your payment made to that account, please tick here: ☐ **USE MY EXISTING ACCOUNT DETAILS**

Otherwise, complete the details below.

Account Name: ______________________________

NZ Bank Account Number: ☐☐ ☐☐☐☐ ☐☐☐☐☐☐☐ ☐☐

Overseas Bank Account Number: ______________________________

Bank Name: ______________ Branch: ______________

Bank Address: ______________________________

Bank's Swift Code/Sort Code/BSB Code: ______________________________

(Only overseas Transferors need complete)

Other Information: ______________________________

(Overseas Transferors to provide any other information required to effect an electronic transfer to them)

SIGNATURES

DATED and executed the ______________ day of ______________ 2005

FOR AN INDIVIDUAL OR JOINT HOLDERS OR HOLDER OF POWER OF ATTORNEY

Signed by the Transferor(s): ______________________________

In the presence of:

Name: ______________ Occupation: ______________

Address: ______________________________

Power of Attorney notation details (if applicable – see Note 4): ______________

FOR A COMPANY

Signed by the Transferor by:

Director: ______________ Director: ______________

NOTES AND INSTRUCTIONS FOR COMPLETION

1. **TO ACCEPT THE OFFER:** Select a Method of Payment. Individuals and attorneys should sign and date this form where marked and have their signatures witnessed. Companies must sign this form as a deed in accordance with the Companies Act 1993 and their constitution (if any).
2. **METHOD OF PAYMENT:** You should select a Method of Payment. If you do not, or if you do not provide sufficient details to enable an electronic transfer to you, you will be paid by cheque. Overseas Transferors should take particular care to provide **all** information that is required to make an electronic transfer to them. If they do not, payment will be made by cheque to them, and neither Rank nor Computershare Investor Services Limited has any responsibility to verify any such details. Overseas Transferors who have not provided a New Zealand bank account number and that elect to be paid by electronic transfer will need to make their own arrangements with their bank to ensure that their designated account is capable of receiving a funds transfer in New Zealand dollars.
3. **JOINT HOLDERS:** If the CHH Shares are registered in the names of joint holders, all holders must sign this form.
4. **POWER OF ATTORNEY:** If this form is signed under a power of attorney, the relevant power of attorney must be submitted with this form for noting and return, and the certificate of non-revocation of power of attorney printed below must be completed. Where such power of attorney has already been noted by Carter Holt Harvey, then this fact must be stated under the signature of the attorney and a copy of any acknowledgement from Carter Holt Harvey attached.
5. **ON COMPLETION:** Place the signed form in the enclosed reply-paid envelope and hand deliver or post to Rank at the address below, or fax the signed form to the number provided, as soon as possible, but in any event so as to be received not later than the closing date for the Offer (which is, at the date of the Offer, Thursday, 13 October 2005, but which may be extended under the Takeovers Code).

   Rank Group Investments Limited
   c/- Computershare Investor Services Limited
   Level 2, 159 Hurstmere Road
   Takapuna
   Private Bag 92119
   Auckland
   New Zealand

   Telephone: +64 9 488 8777
   Facsimile: +64 9 488 8787
6. **PREVIOUS SALE:** If you have sold all of your CHH Shares, please immediately pass this form together with the Offer documents to the purchasers of such CHH Shares or the sharebroker through whom the sale was made. If you have sold part of your shareholding, record that fact on this form by amending the number of CHH Shares noted as being held by you on the face of this form. Please also refer to the more detailed instructions contained in the Offer document.
7. **INTERPRETATION:** In this form, references to the Transferor in the singular shall include the plural.

IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCES, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES LIMITED ON +64 9 488 8777, OR 0800 005 675 (IN NZ), 1300 733 434 (IN AUSTRALIA) OR +61 3 9415 4234 (ELSEWHERE IN THE WORLD)

POWER OF ATTORNEY

BY THE TRANSFEROR'S EXECUTION ON THE FACE OF THIS FORM, THE TRANSFEROR hereby enters into a Power of Attorney in favour of Rank as follows:

As from the date of beneficial ownership, and title, to my/our CHH Shares passing to Rank in accordance with the terms of the Offer, I/we hereby irrevocably authorise and appoint Rank (with power of substitution by Rank in favour of such person(s) as Rank may appoint to act on its behalf) as my/our attorney and agent to act for me/us and do all matters of any kind or nature whatsoever in respect of or pertaining to the CHH Shares and all rights and benefits attaching to them as Rank may think proper and expedient and which I/we could lawfully do or cause to be done if personally acting as a legal or beneficial owner of the applicable CHH Shares.

IF SIGNING UNDER POWER OF ATTORNEY THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I/WE ____

(Insert name of Attorney(s) signing)

of ____

(Address and Occupation)

HEREBY CERTIFIES:

(a) that by a Power of Attorney dated the __________ day of ______________________________ the Transferor named and described on the face of this form (the **Donor**) appointed me/us his/her/its/their attorney on the terms and conditions set out in that Power of Attorney, which terms authorise me to sign this form of acceptance and transfer; and

(b) that I/we have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us; and

(c) that at the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Donor or otherwise.

Signed at ____________________ this ____________________ day of ____________________ 2005

____

Signature of Attorney(s)

NOTE: Your signature does not require witnessing.

RANK GROUP INVESTMENTS LIMITED

LEVEL TWELVE 132-138 QUAY STREET PO BOX 3515 AUCKLAND NEW ZEALAND
TELEPHONE (64-9) 366 6259 FAX (64-9) 366 6263

14 September 2005

Dear Carter Holt Harvey Shareholder

Full Takeover Offer at $2.50 in cash for each of your Carter Holt Harvey shares

I am pleased to enclose a full takeover offer for all your shares in Carter Holt Harvey on behalf of Rank Group Investments Limited.

The price that Rank is offering is **NZ$2.50** per Carter Holt Harvey share, payable in cash. I believe that this is a very attractive price for your Carter Holt Harvey shares, and have set out the reasons for that in this letter and in the offer document. This letter and the offer document are very important, and I encourage you to read them in full.

To accept the offer, please follow the instructions set out on the enclosed Acceptance and Transfer Form. If you have any questions on the offer or how to accept it, please call 0800 005 675 if you are in New Zealand, 1300 733 434 if you are in Australia or +61 3 9415 4234 if you are calling from anywhere else in the world.

I personally commend this offer to you, and encourage you to accept.

Yours sincerely

Graeme Hart
Chairman

Why you should Accept this Offer

$2.50 is a very attractive price
- Significant premium to CHH historical share price
- Significant premium for control

CHH's share price has closed above $2.50 on only 2% (approx) of trading days in the last 5 years
- Offer price is clearly superior to historical market prices

International Paper, the controlling shareholder (50.5%), has agreed to sell its shares to Rank
- "The timing is now right for us to divest our interests" – IP press release

$2.50 offer price will not be increased

Simple cash offer – payment within 3 business days
- Provides accepting shareholders with the certainty of cash

No brokerage payable by accepting shareholders

Key Terms of this Offer

Price	$2.50 in cash for each Carter Holt Harvey ordinary share
Acceptance by International Paper	Carter Holt Harvey's major shareholder, Ngahere Aotearoa, a wholly owned subsidiary of International Paper Company, has agreed to accept this offer for 50.5% of all Carter Holt Harvey ordinary shares
Make sure that your acceptance is received by Rank by no later than	Thursday, 13 October 2005
Payment Date	No later than 3 business days after the later of the date on which: – your acceptance is received by Rank; and – this offer is declared unconditional
Conditions	Assuming that the limited conditions to this offer are satisfied or waived, this offer will be declared unconditional immediately after Ngahere Aotearoa accepts it
Brokerage Costs	You will not pay any brokerage costs if you accept this offer

Excellent reasons to Accept this Offer

A very attractive price

- **Significant premium to CHH historical share price:** The offer price of $2.50 per share represents a significant premium for your shares relative to CHH's historical share price.



$2.50
Rank Offer
29.5% Premium
$1.93
1 Day Closing Price1
33.5% Premium
$1.87
2 Month Average Price1,2
31.4% Premium
$1.90
3 Month Average Price1,2

Source: IRESS.

(1) Premia calculated as at 24 June 2005, being the last trading day prior to the day that International Paper announced that it was exploring strategic alternatives in respect of its shareholding in Carter Holt Harvey.

(2) Average Price is a volume-weighted average share price (VWAP) on the NZSX for the relevant period.

- **Significant premium for control:**
  - $2.50 offer price includes a significant premium for securing control from International Paper.
  - The offer price represents a high earnings multiple for your Carter Holt Harvey shares both in absolute terms and relative to other entities listed on the NZSX.

CHH's share price has closed above $2.50 on only 2% (approx) of trading days in the last 5 years

- For 1227 of the 1257 trading days ending 24 June 2005, the CHH share price has traded at or below the offer price of $2.50.



Share Price (NZ$)
$2.90
$2.70
$2.50
$2.30
$2.10
$1.90
$1.70
$1.50
Offer Price: $2.50
25 Mar 04
Sale of Tissue division & capital return announced
04 Aug 04
NZ High Court approves capital return
16 Aug 05
Last trading day prior to announcement of Rank's offer
27 Jun 05
IP's announcement
23 Jun 00
27 Apr 01
01 Mar 02
03 Jan 03
07 Nov 03
10 Sep 04
15 Jul 05
CHH Closing Share Price
Rank's Offer
Source: IRESS.

International Paper, the controlling shareholder (50.5%), has agreed to sell its shares to Rank

- As control of CHH will pass to Rank under this offer, no competing takeover offer for a controlling interest could be successful.

$2.50 offer price will not be increased

- This offer is conditional on only 50% acceptance and this offer price of $2.50 will not be increased.

Simple cash offer – payment within 3 business days

- Provides accepting shareholders with the certainty of cash. Once this offer is unconditional, you will be paid within 3 business days after receipt of your acceptance.

- IP has agreed to accept this offer immediately. Rank will declare this offer unconditional if all conditions have been satisfied or waived at the time of IP's acceptance.

No brokerage payable by accepting shareholders

- You can receive $2.50 per share – no hidden costs or charges.

How to Accept this Offer

How to ACCEPT

Complete the enclosed Acceptance and Transfer Form in accordance with the instructions set out below and on that form and then hand deliver, fax or post the form to:

Rank Group Investments Limited
c/o Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna

Private Bag 92119
Auckland, New Zealand

Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787

A reply-paid envelope is enclosed.

If you have questions or have lost your Acceptance and Transfer Form

Call Rank on:

- 0800 005 675 if you are in New Zealand
- 1300 733 434 if you are in Australia
- +61 3 9415 4234 if you are calling from anywhere else in the world.

Call Computershare Investor Services Limited on: +64 9 488 8777.

NOTES AND INSTRUCTIONS FOR COMPLETION OF THE ACCEPTANCE AND TRANSFER FORM

1. **TO ACCEPT THE OFFER:** Individuals and attorneys should sign and date the Acceptance and Transfer Form where marked and have their signatures witnessed. Companies must sign the form as a deed in accordance with the Companies Act 1993 and their constitution (if any).
2. **METHOD OF PAYMENT:** You should select a Method of Payment. If you do not, or if you do not provide sufficient details to enable an electronic transfer to you, you will be paid by cheque. Overseas transferors should take particular care to provide all information that is required to make an electronic transfer to them. If they do not, payment will be made by cheque to them, and neither Rank nor Computershare Investor Services Limited has any responsibility to verify any such details. Overseas transferors who have not provided a New Zealand bank account number and that elect to be paid by electronic transfer will need to make their own arrangements with their bank to ensure that their designated account is capable of receiving a funds transfer in New Zealand dollars.
3. **JOINT HOLDERS:** If the Carter Holt Harvey shares are registered in the names of joint holders, all holders must sign the Acceptance and Transfer Form.
4. **POWER OF ATTORNEY:** If the Acceptance and Transfer Form is signed under a power of attorney, the relevant power of attorney must be submitted with the form for noting and return, and the certificate of non-revocation of power of attorney printed on the Acceptance and Transfer Form must be completed. Where such power of attorney has already been noted by Carter Holt Harvey, then this fact must be stated under the signature of the attorney and a copy of any acknowledgement from Carter Holt Harvey attached.
5. **ON COMPLETION:** Place the signed Acceptance and Transfer Form in the enclosed reply-paid envelope and hand deliver or post to Rank at the address above, or fax the signed form to the number provided, as soon as possible, but in any event so as to be received not later than the closing date for the offer (which is, at the date of the offer, Thursday, 13 October 2005, but which may be extended under the Takeovers Code).
6. **PREVIOUS SALE:** If you have sold all of your Carter Holt Harvey shares, please immediately pass the Acceptance and Transfer Form together with the offer documents to the purchasers of such Carter Holt Harvey shares or the sharebroker through whom the sale was made. If you have sold part of your shareholding, record that fact on the Acceptance and Transfer Form by amending the number of Carter Holt Harvey shares noted as being held by you on the face of the form. Please also refer to the more detailed instructions contained in the offer document.
7. **INTERPRETATION:** In the Acceptance and Transfer Form, references to the transferor in the singular shall include the plural.

RANK GROUP INVESTMENTS LIMITED

FULL TAKEOVER OFFER

FOR ALL THE ORDINARY SHARES IN

CARTER HOLT HARVEY LIMITED

$2.50 IN CASH FOR EACH ORDINARY SHARE

Why you should Accept this Offer

$2.50 is a very attractive price
- Significant premium to CHH historical share price
- Significant premium for control

CHH's share price has closed above $2.50 on only 2% (approx) of trading days in last 5 years
- Offer price is clearly superior to historical market prices

International Paper, the controlling shareholder (50.5%), has agreed to sell its shares to Rank
- "The timing is now right for us to divest our interests" – IP press release

$2.50 offer price will not be increased

Simple cash offer – payment within 3 business days
- Provides accepting shareholders with the certainty of cash

No brokerage payable by accepting shareholders

IMPORTANT

If you are in doubt as to any aspect of this offer, you should consult a person authorised to undertake trading activities by either New Zealand Exchange Limited or Australian Stock Exchange Limited, or a financial or legal adviser.

If you have sold all your shares in Carter Holt Harvey Limited, you should immediately hand this offer document and the accompanying acceptance form to the purchaser, or to the person authorised to undertake trading activities by either New Zealand Exchange Limited or Australian Stock Exchange Limited, or other agent through whom the sale was made, to be passed to the purchaser.

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

Table of contents

Your acceptance must be received by the Closing Date

This Offer opened on Wednesday, 14 September 2005, and is scheduled to be open for only 30 days. It may be extended in accordance with the Takeovers Code, but there is no certainty as to whether or not there will be any extension.

An Acceptance and Transfer Form accompanies this Offer document. Use that form to accept this Offer. Instructions on how to accept the Offer can be found in this Offer document (see pages 2 and 6) and on the Acceptance and Transfer Form.

Acceptances must be received by Thursday, 13 October 2005 (unless this Offer is extended).

Important contacts

If you have any questions about this Offer you should:

- Call Rank Group Investments Limited on:
  - 0800 005 675 if you are in New Zealand
  - 1300 733 434 if you are in Australia
  - +61 3 9415 4234 if you are calling from anywhere else in the world.
- Call or write to the Share Registrar:
  - Computershare Investor Services Limited
    Level 2, 159 Hurstmere Road
    Takapuna
    Private Bag 92119
    Auckland, New Zealand
    Telephone: +64 9 488 8777
    Facsimile: +64 9 488 8787

Alternatively, you should contact your financial or legal adviser.

Summary of this Offer

On 17 August 2005, Rank Group Investments Limited ("**Rank**") announced that it would make a full takeover offer ("**Offer**") for all the ordinary shares in Carter Holt Harvey Limited ("**Carter Holt Harvey**"). The key terms of this Offer are:

Offer	$2.50 in cash for each Carter Holt Harvey ordinary share.
Opening Date	Wednesday, 14 September 2005.
Closing Date	Thursday, 13 October 2005 (unless this Offer is extended in accordance with the Takeovers Code).
Acceptance by International Paper	Carter Holt Harvey's major shareholder, Ngahere Aotearoa, a wholly owned subsidiary of International Paper Company, has agreed to accept this Offer. Ngahere Aotearoa owns 50.5% of all Carter Holt Harvey ordinary shares.
Payment Date	If you accept this Offer you will be paid the consideration for your shares no later than 3 Business Days after the later of the date on which your acceptance is received by Rank and the date on which this Offer is declared unconditional.
Conditions	This Offer is subject to limited conditions, including: • No material adverse change at Carter Holt Harvey. • Acceptances for more than 50% of Carter Holt Harvey shares. • Carter Holt Harvey's business continuing to be carried on in the ordinary course.
Timing of Offer becoming unconditional and payment commencing	Assuming that the other conditions to this Offer are satisfied or waived, this Offer will be declared unconditional immediately after Ngahere Aotearoa accepts it. Payment will then commence to accepting shareholders on the basis described above.
Brokerage Costs	You will not pay any brokerage costs if you accept this Offer.

THIS IS A SUMMARY ONLY OF THIS OFFER. DETAILED TERMS AND CONDITIONS OF THIS OFFER ARE SET OUT ON THE FOLLOWING PAGES OF THIS DOCUMENT. YOU SHOULD READ THESE CAREFULLY. IN THIS OFFER DOCUMENT AND THE ACCOMPANYING MATERIALS, THE TERM INTERNATIONAL PAPER INCLUDES A REFERENCE TO ITS WHOLLY OWNED SUBSIDIARY NGAHERE AOTEAROA.

How to Accept this Offer

Closing Date

This Offer is scheduled to close on Thursday, 13 October 2005 (unless extended in accordance with the Takeovers Code).

If you wish to **ACCEPT** this Offer, you must ensure that your acceptance is received by Rank on or before the Closing Date.

How to ACCEPT

Complete the enclosed Acceptance and Transfer Form in accordance with the instructions set out on that form and then hand deliver, fax or post the form to:

Rank Group Investments Limited
c/o Computershare Investor Services Limited
(Share Registrar)
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland, New Zealand
Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787

A reply-paid envelope is enclosed.

If you have sold all your Carter Holt Harvey shares

Please hand or send this Offer document and all enclosures (including the Acceptance and Transfer Form) immediately to:

- the purchaser or purchasers of your shares; or
- the broker through whom you made the sale requesting that this Offer document and all enclosures be forwarded to the new Carter Holt Harvey shareholder.

If you have sold some of your Carter Holt Harvey shares

Please alter the "Number of CHH Shares" box on the Acceptance and Transfer Form to the number of shares which you have retained, initial the change and forward the amended Acceptance and Transfer Form to Rank at the address set out above.

Rank will then recalculate the amount of cash comprising your consideration to reflect the number of shares for which you have accepted this Offer.

Please also advise the purchaser(s) of your shares, or request the broker through whom you made the sale, to advise the purchaser(s) of your shares, of this Offer and that copies of it are available from Rank at the Share Registrar's address set out above. Please also advise the Share Registrar of the number of shares sold and the broker concerned.

If you have lost your Acceptance and Transfer Form

Please contact Computershare Investor Services Limited on +64 9 488 8777 and they will provide you with a new form.

Why you should Accept this Offer

$2.50 is a very attractive price

- Significant premium to CHH historical share price
- Significant premium for control

CHH's share price has closed above $2.50 on only 2% (approx) of trading days in the last 5 years

- Offer price is clearly superior to historical market prices

International Paper, the controlling shareholder (50.5%), has agreed to sell its shares to Rank

- "The timing is now right for us to divest our interests" – IP press release

$2.50 Offer price will not be increased

Simple cash offer – payment within 3 business days

- Provides accepting shareholders with the certainty of cash

No brokerage payable by accepting shareholders

$2.50 is a very attractive price

- **Significant premium to CHH historical share price:** The Offer price of $2.50 per share represents a significant premium for your shares relative to Carter Holt Harvey's historical share price.



$2.50
29.5% Premium
33.5% Premium
31.4% Premium
$1.93
$1.87
$1.90
Rank Offer
1 Day Closing Price[1]
2 Month Average Price[1,2]
3 Month Average Price[1,2]

Source: IRESS.

(1) Premia calculated as at 24 June 2005, being the last trading day prior to the day that International Paper ("IP") announced that it was exploring strategic alternatives in respect of its shareholding in Carter Holt Harvey.

(2) Average Price is a volume-weighted average share price (VWAP) on the NZSX for the relevant period.

- **Significant premium relative to other New Zealand offers:** Compared to takeover offers for other NZSX listed companies, the Offer price of $2.50 represents an attractive premium.


1 Day Close
2 Month VWAP
3 Month VWAP
29.5%
18.4%
33.5%
23.5%
31.4%
22.4%
Rank Offer[1]
NZ Average[2]
Rank Offer[1]
NZ Average[2]
Rank Offer[1]
NZ Average[2]

Source: IRESS, Bloomberg, Company filings.

(1) *Represents premium to price or applicable VWAP as at 24 June 2005, being the last trading day prior to the day that IP announced that it was exploring strategic alternatives.*

(2) All Takeovers Code takeovers for greater than 50% of the equity securities of NZSX listed companies that have become unconditional since 1 July 2001 where the target's equity value was greater than $100 million. This represents a total of 10 takeover offers. All premia calculated based on initial offer price and share price of target prior to announcement of bid or announcement by major shareholder of commencement of a sale process, as appropriate.

- **Significant premium for control:**
  - Upon acceptance by International Paper and payment to them, Rank will secure control, and its $2.50 Offer price includes a significant premium for securing that control.
  - The Offer price of $2.50 represents a high earnings multiple for your Carter Holt Harvey shares both in absolute terms and relative to other entities listed on the NZSX.


10.3x
67% Premium
22% Premium
6.1x
8.4x
EV / Adjusted EBITDA
27.7x
262% Premium
143% Premium
7.6x
11.4x
EV / Adjusted EBIT
Rank Offer[1,2,3]
Fletcher Building[4]
NZ Market[5]

Source: Carter Holt Harvey filings, First NZ Capital New Zealand Strategy Weekly, IRESS.

(1) CHH Enterprise Value based on the offer price of NZ$2.50 plus Minority Interests of NZ$21 million as at 30 June 2005 plus proforma Net Debt of NZ$139 million. Proforma net debt represents Carter Holt Harvey's reported Net Debt of NZ$737 million as at 30 June 2005 less estimated net proceeds from recent forest sales of NZ$385 million less the net present value of Carter Holt Harvey's Foreign Exchange Hedge book of NZ$213 million as at 30 June 2005.

(2) Carter Holt Harvey Adjusted EBIT calculated as Carter Holt Harvey guidance forecast 2005 EBIT of $283 million less Carter Holt Harvey guidance 2005 forecast FX gains of NZ$112 million less Carter Holt Harvey guidance 2005 forecast land sales of NZ$47 million.

(3) *Carter Holt Harvey Adjusted EBITDA calculated as Adjusted EBIT plus the average broker estimate of 2005 depreciation and amortisation of NZ$211 million sourced from* the Thomson I/B/E/S Global Consensus Estimates database as at 30 August 2005.

(4) Fletcher Building Enterprise Value based on market capitalisation as at 30 August 2005 plus reported net debt of NZ$1,143 million as at 30 June 2005 and minority interests of NZ$43 million as at 30 June 2005. EBITDA and EBIT calculated as calendarised average of Fletcher Building reported results (EBITDA NZ$736 million and EBIT NZ$596 million) for the year to 30 June 2005 and the average broker estimates (EBITDA NZ$776 million and EBIT NZ$619 million) for the year ended 30 June 2006 sourced from the Thomson I/B/E/S Global Consensus Estimates database as at 30 August 2005.

(5) Represents the New Zealand market multiple as defined by First NZ Capital, sourced from First NZ Capital New Zealand Strategy Weekly (25 August 2005). Multiples presented adjusted to exclude Carter Holt Harvey.

CHH's share price has closed above $2.50 on only 2% (approx) of trading days in the last 5 years

- For 1227 of the 1257 trading days ending 24 June 2005, the CHH share price has traded at or below the Offer price of $2.50.



Share Price (NZ$)
$2.90
$2.70
$2.50
$2.30
$2.10
$1.90
$1.70
$1.50
25 Mar 04
Sale of Tissue division & capital return announced
04 Aug 04
NZ High Court approves capital return
16 Aug 05
Last trading day prior to announcement of Rank's offer
Offer Price: $2.50
27 Jun 05
IP's announcement
23 Jun 00
27 Apr 01
01 Mar 02
03 Jan 03
07 Nov 03
10 Sep 04
15 Jul 05
CHH Closing Share Price
Rank's Offer
Source: IRESS.

- **Price may fall:** Based on the historical share price, Carter Holt Harvey's share price may fall to below $2.50 after this Offer closes.

International Paper, the controlling shareholder (50.5%), has agreed to sell its shares to Rank

- In IP's press release at the time it signed the Lock-In Agreement with Rank, it said:

  "The timing is now right for us to divest our interests".

- As control of Carter Holt Harvey will pass to Rank under this Offer, no competing takeover offer for a controlling interest could be successful.

$2.50 Offer price will not be increased

- This Offer is conditional on only 50% acceptance and this Offer price of $2.50 per share will not be increased.

Simple cash Offer – payment within 3 business days

- Provides accepting shareholders with the certainty of cash.
- IP has agreed to accept this Offer immediately. Rank will declare this Offer unconditional if all conditions have been satisfied or waived at the time of IP's acceptance.
- Once this Offer is unconditional, you will be paid within 3 business days after receipt of your acceptance.

No brokerage payable by accepting shareholders

- This Offer allows you to sell your entire holding without brokerage charges.
- You can receive $2.50 per share – no hidden costs or charges.

Terms and Conditions of Full Takeover Offer for Carter Holt Harvey Limited Ordinary Shares

Rank Group Investments Limited ("**Rank**") offers to purchase all Carter Holt Harvey Limited's ("**Carter Holt Harvey**") fully-paid ordinary shares ("**CHH Shares**") for $2.50 in cash per CHH Share, on the terms and conditions contained in this offer document ("**Offer**").

1. This Offer

1.1 Rank offers to acquire the CHH Shares, including all rights, benefits, and entitlements attached thereto on, after, or by reference to, 17 August 2005 ("**Effective Date**"), other than the right to the dividend of 5 cents per CHH Share and the supplementary dividend (payable to non-resident shareholders) of 0.8823 cents per CHH Share announced by Carter Holt Harvey on 21 July 2005 ("**Interim Dividend**").

1.2 This Offer will remain open for acceptance until Thursday, 13 October 2005 or such later date (if any) as Rank may determine to extend it in accordance with the Takeovers Code ("**Closing Date**").

2. Consideration

2.1 The consideration offered by Rank for each CHH Share is $2.50 in cash, subject to any adjustment in accordance with paragraph 7.1 or paragraph 7.4 below.

2.2 The amount of consideration payable to each Carter Holt Harvey shareholder who accepts this Offer (each an "**accepting Carter Holt Harvey shareholder**") will be paid by cheque sent by ordinary mail or paid in cleared funds by electronic transfer (at the election of the accepting Carter Holt Harvey shareholder) no later than 3 Business Days after the later of:

(a) the date on which that accepting Carter Holt Harvey shareholder's acceptance is received by Rank; and

(b) the date on which this Offer is declared unconditional.

2.3 If the consideration payable to an accepting Carter Holt Harvey shareholder is not sent to that shareholder within the period specified in paragraph 2.2 above, that shareholder may withdraw their acceptance of this Offer by notice in writing to Rank, but only:

(a) after the expiration of seven days written notice to Rank of that shareholder's intention to do so; and

(b) if that shareholder does not receive the consideration to which they are entitled during the seven day period referred to in paragraph 2.3(a).

3. How to Accept this Offer

3.1 To accept this Offer, you need only:

(a) complete the Acceptance and Transfer Form enclosed with this Offer ("**Acceptance Form**") in accordance with the instructions on the Acceptance Form; and

(b) return the completed Acceptance Form by hand delivery, fax or post (in the reply-paid envelope which is enclosed with this Offer) **AS SOON AS POSSIBLE** after receipt of this Offer, but in any event so that it is received by Rank no later than the Closing Date, to:

Rank Group Investments Limited
c/- Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland
New Zealand

Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787

No acknowledgement of receipt of acceptances of this Offer will be issued.

3.2 Rank may, in its discretion, treat any Acceptance Form as valid notwithstanding that it is not accompanied by the relevant Common Shareholder Number ("**CSN**"), or that it does not otherwise comply with paragraph 3.1 above, or any instructions on the Application Form, and may, in its discretion, rectify any errors in, or omissions from, any Acceptance Form to enable that form to constitute a valid acceptance of the Offer and to facilitate registration of the transfer of the relevant CHH Shares.

3.3 Acceptance of this Offer by each accepting Carter Holt Harvey shareholder constitutes a contract between that accepting Carter Holt Harvey shareholder and Rank on the terms and subject to the conditions of this Offer. Other than in the circumstances set out in paragraph 2.3 above, an accepting Carter Holt Harvey shareholder may not withdraw their acceptance during the Offer period determined under paragraph 4.1 below, whether or not there has been any variation of this Offer. Rank and every accepting Carter Holt Harvey shareholder shall be released from their obligations under this Offer, and arising from acceptance of this Offer, if this Offer:

(a) is withdrawn with the consent of the Takeovers Panel; or

(b) lapses as a result of any condition in paragraph 5 or paragraph 6 below not being satisfied or waived by the date specified in paragraph 4.4 below as the latest date that Rank may declare this Offer unconditional; or

(c) lapses pursuant to paragraph 4.2 or 4.3 below.

4. Terms of the Offer

4.1 This Offer is dated 14 September 2005 and, unless this Offer is withdrawn in its entirety with the consent of the Takeovers Panel in accordance with the Takeovers Code and every person is released from every obligation incurred under the terms of this Offer, or unless this Offer lapses in accordance with its terms, this Offer remains open for acceptance until and including the Closing Date.

4.2 Subject to paragraph 4.3, if, at the time of satisfaction of the condition in paragraph 5:

(a) each of the conditions to this Offer set out in paragraph 6.1 ("**MAC Conditions**") either is satisfied or has been waived, Rank will declare this Offer unconditional immediately after satisfaction of the condition in paragraph 5;

(b) any of the MAC Conditions is or are not satisfied or waived, Rank may waive such condition/s and declare this Offer unconditional within one Business Day immediately following satisfaction of the condition in paragraph 5, and if Rank fails to do so this Offer will lapse immediately after that one Business Day period (and every accepting Carter Holt Harvey shareholder will be released from their obligations under this Offer (and the contract arising from their acceptance of it)).

4.3 If, at the time of satisfaction of the condition in paragraph 5, Rank has not determined whether any one or more of the MAC Conditions is or is not satisfied because a determination required in accordance with paragraph 6.2 has not yet been made, Rank must immediately either:

(a) waive that condition or those conditions and declare the Offer unconditional; or

(b) take all steps necessary or desirable to obtain such determination/s, in which case:

(i) if, as a result of such determination/s, the relevant MAC Condition/s is/are satisfied, Rank must declare this Offer unconditional immediately after receipt of such determination (or the last such determination, if more than one); or

(ii) if, as a result of such determination/s, any of the relevant MAC Conditions is not satisfied and Rank has not otherwise waived such condition, Rank may waive such condition/s and declare this Offer unconditional within one Business Day immediately following receipt of such determination (or the last such determination, if more than one), and if Rank fails to do so this Offer will lapse immediately after that one Business Day period (and every accepting Carter Holt Harvey shareholder will be released from their obligations under this Offer (and the contract arising from their acceptance of it)).

4.4 Under the Takeovers Code, the latest date on which Rank can declare this Offer unconditional is 14 days after the Closing Date (excluding, for the purposes of this paragraph 4.4, any extension of this Offer under Rule 24(3) of the Code). If this Offer is not extended and the Offer period ends on 13 October 2005, then the latest date under the Takeovers Code by which Rank can declare this Offer unconditional is 27 October 2005. If this Offer is not declared unconditional, or the conditions to it are not waived by Rank (to the extent waivable), by the latest date contemplated by this paragraph 4.4, this Offer will lapse and Rank and every accepting Carter Holt Harvey shareholder will be released from their obligations under this Offer (and the contract arising from their acceptance of it).

4.5 This Offer is open for acceptance by any person who holds CHH Shares, whether acquired before, on or after the date of this Offer, upon production of satisfactory evidence of such person's entitlement to those CHH Shares. A holder of CHH Shares may accept this Offer in respect of all or any of their CHH Shares. Each acceptance must be free of all conditions of acceptance of any nature whatsoever.

4.6 Legal and beneficial ownership, and title, to an accepting Carter Holt Harvey shareholder's CHH Shares shall pass to Rank, and registration of the transfer of the applicable CHH Shares to Rank shall take place, contemporaneously with full payment by Rank for such CHH Shares pursuant to paragraph 2, and not prior to that time.

4.7 Each accepting Carter Holt Harvey shareholder represents and warrants that it is the sole legal and beneficial owner of the CHH Shares in respect of which it has accepted this Offer, and that legal and beneficial title to all such CHH Shares will pass to Rank free of all liens, charges, mortgages, encumbrances and other adverse interests or claims of any nature whatsoever, but together with all rights, benefits and entitlements attaching to them, including the right to all dividends, bonuses and other payments and distributions of any nature arising on, after, or by reference to, the Effective Date (other than the Interim Dividend) on payment of the purchase price pursuant to paragraph 2.

4.8 Acceptance of this Offer constitutes a representation and warranty by the accepting Carter Holt Harvey shareholder to Rank that title to their CHH Shares will pass to Rank on the basis described in paragraph 4.7 above and that the accepting Carter Holt Harvey shareholder has full power, capacity and authority to sell and transfer all their CHH Shares.

5. Minimum Acceptance Condition

This Offer, and any contract arising from acceptance of it, are conditional upon Rank receiving acceptances by no later than the Closing Date in respect of that number of CHH Shares that would, upon this Offer being declared unconditional and the relevant CHH Shares being transferred to Rank, result in Rank holding or controlling more than 50% of the voting rights in Carter Holt Harvey.

6. Further Conditions of this Offer

6.1 This Offer, and any contract arising from acceptance of it, are subject to the conditions that, except as otherwise agreed in writing by Rank, during the period from the Effective Date until the date on which the condition in paragraph 5 is satisfied:

(a) no dividends, bonuses or other payments or distributions (including, without limitation, any share buybacks) of any nature have been or will be declared, paid, or made, upon or in respect of, any of the CHH Shares (other than the Interim Dividend);

(b) except for (A) any issue by a wholly owned Carter Holt Harvey subsidiary to Carter Holt Harvey or one of its other wholly owned subsidiaries or (B) debt securities issued to raise funds in non-public markets in the ordinary course of business under financing facilities which are consistent with the customary financing arrangements of Carter Holt Harvey and its subsidiaries and joint venture entities (together "**CHH Group**"), no further shares, convertible securities, other securities of any nature (including options, rights or interests in any ordinary shares) of any member of the CHH Group have been or will be by any member of the CHH Group issued, agreed to be issued or made the subject of any option or right to subscribe;

(c) there has been and will be no alteration of the rights, benefits, entitlements and restrictions attaching to any of the CHH Shares or other securities (if any) of any member of the CHH Group other than securities held by one member of the CHH Group in another wholly owned member of the CHH Group;

(d) no action, claim, litigation or other form of proceedings that, as at the Effective Date, were not publicly notified or commenced, are notified or commenced against, or by, any member of the CHH Group that are material or could reasonably be expected to be material to the CHH Group, taken as a whole;

(e) the businesses of each member of the CHH Group are carried on in the normal and ordinary course, including without limitation:

(i) no unusual or abnormal payments, commitments or liabilities (including contingent liabilities) which are material or could reasonably be expected to be material to the CHH Group, taken as a whole, are made or incurred (or agreed to be made or incurred) by any of those entities;

(ii) other than the completion of transactions that have at the Effective Date been disclosed in public filings, public announcements or public disclosures by Carter Holt Harvey, no member of the CHH Group

disposes of, purchases, transfers, leases, charges, mortgages, grants a lien or other encumbrance over, grants an option or legal or equitable interest in respect of, or otherwise deals with a legal or equitable interest in a material asset, business, operation, property or subsidiary (or agrees, including agreeing to materially vary any agreement, to do any of these things or makes an announcement in respect of any of them), that is or could reasonably be expected to be material to the CHH Group, taken as a whole;

(iii) no member of the CHH Group (separately or together) undertakes or commits to any capital expenditure or divestment (other than of trading stock in the ordinary course of business) over $5,000,000 (in aggregate) that, as at the Effective Date, had not been approved by the Board of Directors of Carter Holt Harvey or committed to by that member of the CHH Group; and

(iv) no onerous, long term or material contracts, commitments or arrangements, or any major transactions (as defined in section 129(2) of the Companies Act 1993), are entered into, or materially varied, by any member of the CHH Group that are or could reasonably be expected to be material to the CHH Group, taken as a whole;

(f) no member of the CHH Group enters into an agreement or arrangement, or completes or settles any agreement or arrangement, to which Listing Rule 9.1 and/or Listing Rule 9.2 of the NZX Listing Rules, or the equivalent provisions of the ASX Listing Rules, applies, or would apply but for the granting of a waiver or exemption;

(g) there is no alteration to the constitutional documents of any member of the CHH Group or to any trust deed (or similar document) under which any securities have been issued by any member of the CHH Group, other than amendments that are of a formal or technical, and not substantive, nature;

(h) except for the pre-emptive and other rights in existence in respect of the joint ventures between Carter Holt Harvey and International Paper Company (or their respective affiliates, as applicable) in China and Australia, no assets of any member of the CHH Group and no shares, or other securities or interests held, controlled or owned by any member of the CHH Group, in any company or other entity or any other unincorporated body (which assets, shares, or other securities or interests are or could reasonably be expected to be material to the CHH Group taken as a whole) are, or will be, subject to any option, forfeiture, transfer or any right of pre-emption, in the event of any member of the CHH Group becoming a subsidiary or under the control of any company other than International Paper Company;

(i) there is no change to the remuneration, or to any of the terms of employment or engagement, of any director, officer, employee or consultant of any member of the CHH Group except for changes in accordance with established review policies or otherwise made in the ordinary course of business consistent with past practices, and there is no agreement to make any of those changes;

(j) no liquidator, receiver, receiver and manager, statutory manager or similar official is appointed in respect of any member of the CHH Group or any of their respective assets, other than in respect of a wholly owned subsidiary of Carter Holt Harvey which is not trading and has no assets or liabilities, other than inter-company receivables or payables with another wholly owned subsidiary of Carter Holt Harvey;

(k) there not having occurred any events, circumstances or conditions of the natures referred to in sub-paragraphs (a) to (j) above (ignoring, for this purpose, any materiality or similar qualifications therein) which (while not causing a failure of any of the conditions set out in any such paragraphs), when aggregated with all other events, changes, circumstances or conditions of any of the natures referred to in such sub-paragraphs (ignoring, for this purpose, any materiality or similar qualifications therein) that have occurred, mean that the overall impact of all such aggregated events, changes, circumstances or conditions taken as a whole is, or could reasonably be expected to be, material to the CHH Group, taken as a whole;

(l) no board resolution or shareholders' resolution of any member of the CHH Group is passed to do or authorise the doing of any act or matter referred to in any of sub-paragraphs (a) to (j) (inclusive) above;

(m) no resolution is passed for any amalgamation or (other than in respect of a wholly owned subsidiary of Carter Holt Harvey which is not trading and has no assets or liabilities, other than inter-company receivables or payables with a wholly owned subsidiary of Carter Holt Harvey) liquidation of any member of the CHH Group, and none of them is involved in any merger, share buyback or scheme of arrangement; and

(n) there not having occurred any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities or profitability of the CHH Group, taken as a whole, since 31 December 2004, except for:

(i) such events, changes or conditions disclosed in public filings, public announcements or public disclosures by Carter Holt Harvey prior to the Effective Date; and

(ii) any event, change or condition that may arise as a consequence of the announcement or consummation of this Offer or its financing.

6.2 To the extent required by the Takeovers Code, where any condition requires a determination as to whether a matter is or could reasonably be expected to be material or not, is adverse or not, is onerous or not, is long term or not, is normal or not, is in the ordinary course of business or not, is consistent with past practices or not, or is of a formal or technical (and not substantive) nature or not, before the condition may be invoked, such determination must be made, at Rank's election, by any of the entities providing finance for the Offer or by a suitably qualified expert appointed by Rank, in any case who is not an associate of Rank, prior to Rank being able to invoke the condition.

6.3 The conditions in paragraph 6.1 above are for the sole benefit of Rank and, accordingly, each such condition may be waived by Rank in its sole discretion.

6.4 Each condition set out in paragraphs 5 and 6.1 above is a separate condition subsequent, and acceptance of the Offer by each accepting Carter Holt Harvey shareholder shall constitute a contract between that shareholder and Rank subject to those conditions. The Offer will only proceed if all conditions in paragraphs 5 and 6.1 above are satisfied or waived (to the extent possible).

7. Change in circumstances

7.1 If, on or after the Effective Date, Carter Holt Harvey declares, makes, or pays any dividend or any distribution of any nature whatsoever (other than the Interim Dividend), and either the condition in paragraph 6.1(a) above is waived by Rank or this Offer is or becomes unconditional, then, at the election of Rank (and subject to the terms of any such waiver), either:

(a) each accepting Carter Holt Harvey shareholder will be bound to pay to Rank on demand an amount equivalent to such dividend or the value of such other distribution (in each case inclusive of withholding taxes deducted, if applicable) that is received by, or is properly payable to, that accepting Carter Holt Harvey shareholder; or

(b) the consideration which would otherwise have been paid to each accepting Carter Holt Harvey shareholder for their CHH Shares shall be reduced by an amount equivalent to such dividend, payment or the value of such other distribution that is received by, or is properly payable to, that accepting Carter Holt Harvey shareholder.

7.2 If, on or after the Effective Date, Carter Holt Harvey authorises, declares, or makes any issue of shares, convertible securities or other securities of any nature (including options, rights or interests in its ordinary shares), by way of bonus issue and either the condition in paragraph 6.1(b) above is waived by Rank or this Offer is or becomes unconditional, then accepting Carter Holt Harvey shareholders will, subject to the terms of any such waiver, be bound to transfer, in respect of those CHH Shares for which they have accepted this Offer, any such shares, convertible securities, other securities or options, rights and interests to Rank, without any additional consideration.

7.3 If, on or after the Effective Date, Carter Holt Harvey makes any issue of ordinary shares to any person other than by way of bonus issue and either the condition in paragraph 6.1(b) above is waived by Rank or this Offer is or becomes unconditional, then this Offer will be deemed to be extended to and include such ordinary shares and the consideration payable for them will be as provided in paragraph 2.1 above.

7.4 If, on or after the Effective Date, all or any of the CHH Shares are subdivided or consolidated by Carter Holt Harvey then:

(a) this Offer will be interpreted to take into account that subdivision or consolidation and will be deemed to be for the CHH Shares resulting from that subdivision or consolidation;

(b) the consideration per CHH Share offered under this Offer will be increased or reduced, as the case may require, in proportion to that subdivision or consolidation; and

(c) accepting Carter Holt Harvey shareholders will be bound to transfer those subdivided or consolidated CHH Shares to Rank on the basis of the consideration so increased or reduced.

8. Method of settlement

8.1 If:

(a) this Offer is declared unconditional or the conditions to it are waived by Rank (to the extent waivable); and

(b) a shareholders' Acceptance Form is in order and is accompanied by the relevant CSN (or any error or omission from the Acceptance Form is rectified by Rank or is otherwise accepted by Rank as valid under paragraph 3.2 above),

then either a cheque will be sent (by ordinary mail) or an electronic transfer of cleared funds will be made (at the election of the accepting Carter Holt Harvey shareholder) by Rank for the aggregate amount payable (calculated based on $2.50 per CHH Share, unless adjusted under paragraphs 7.1 or 7.4 above) to the accepting Carter Holt Harvey shareholder, by the date specified in paragraph 2.2 above. If an accepting Carter Holt Harvey shareholder does not select a method of payment, or the details that it provides are not sufficient to effect an electronic transfer, then that shareholder will be paid by cheque.

8.2 Without limiting paragraphs 4.2 and 4.3 above, if this Offer does not become unconditional and the unsatisfied conditions are not waived by Rank (to the extent waivable), this Offer will lapse and Rank and every accepting Carter Holt Harvey shareholder will be released from their obligations under this Offer and the contract arising from acceptance of it.

9. Notices

9.1 Notices given to Carter Holt Harvey, the Takeovers Panel and New Zealand Exchange Limited:

(a) declaring this Offer unconditional; or

(b) advising that this Offer is withdrawn in accordance with the Takeovers Code; or

(c) advising that this Offer has lapsed in accordance with its terms or the Takeovers Code,

will, in each case, be deemed to be notice to all offerees when so given.

9.2 Notice of any variation of this Offer will be sent to Carter Holt Harvey, the Takeovers Panel, New Zealand Exchange Limited and, except where not required in accordance with the Takeovers Code, to each offeree under this Offer.

10. Further information and miscellaneous

10.1 Further information relating to this Offer, as required by Schedule 1 to the Takeovers Code, is set out in the Schedules to this Offer and forms part of this Offer document.

10.2 In this Offer document:

(a) any reference to the Takeovers Code means the takeovers code approved in the Takeovers Code Approval Order 2000 (SR 2000/210);

(b) except if expressly defined in this Offer document, or where the context requires otherwise, terms defined in the Takeovers Code have the same meaning in this Offer document;

(c) references to Business Days are to days on which registered banks are open for business in Auckland, New Zealand;

(d) references to amounts of money are to New Zealand currency;

(e) headings are for convenience only and do not affect the interpretation of this Offer document or any Acceptance Form; and

(f) the singular includes the plural and vice versa.

10.3 This Offer may be varied by Rank in accordance with Rule 27 of the Takeovers Code.

10.4 This Offer and any contract arising from it shall be governed by and construed in accordance with the laws of New Zealand, and the parties to any such contract submit to the non-exclusive jurisdiction of the Courts of New Zealand.

10.5 The provisions set out in the Acceptance Form are part of the terms of this Offer.

10.6 If there is an inconsistency between the terms and conditions of this Offer and the provisions of the Takeovers Act 1993 or the Takeovers Code, the provisions of the Takeovers Act 1993 or the Takeovers Code (as the case may be) will prevail.

10.7 Rank is not an "overseas person" within the meaning of that term in the Overseas Investment Act 2005.

10.8 Rank confirms that (except for the express representations and warranties made by accepting Carter Holt Harvey shareholders in paragraphs 4.7 and 4.8 of this Offer) it has made this Offer in reliance solely on its own judgment and independent enquiry and not in reliance on any statement, warranty or representation made to, or any information provided to, Rank or any other person on its behalf by or on behalf of any shareholder in Carter Holt Harvey.

Schedule A Information required by Schedule 1 to the Takeovers Code

The information required by Schedule 1 to the Takeovers Code, and not stated elsewhere in this Offer, is set out below. Where any information required by Schedule 1 is not applicable, no statement is made regarding that information. The following matters are stated as at the date of this Offer.

1. Date

1.1 This Offer is dated 14 September 2005.

2. Offeror and its directors

2.1 The name and address of the offeror are:

Rank Group Investments Limited
Level 12
132–138 Quay Street
PO Box 3515
Auckland
New Zealand

Telephone: +64 9 366 6259
Facsimile: +64 9 366 6263

2.2 The sole director of the offeror as at the date of the Offer is Graeme Richard Hart.

3. Target Company

3.1 The target company is Carter Holt Harvey Limited.

4. Ownership of Equity Securities of Carter Holt Harvey

4.1 The table below sets out the number, designation and percentage of equity securities of any class of Carter Holt Harvey held or controlled by:

(a) Rank;

(b) any related company of Rank;

(c) any person acting jointly or in concert with Rank;

(d) any director of any of the persons described in paragraphs (a) to (c); and

(e) any other person holding or controlling more than 5% of the class, if within the knowledge of Rank.

Name	Description	Number of equity securities held or controlled	Type of equity security	Percentage of class
International Paper Company and Ngahere Aotearoa	Person holding or controlling more than 5%	660,843,571	Ordinary Shares	50.5%
New Zealand Central Securities Depository Limited ("**NZCSD**")	Person holding or controlling more than 5%	454,242,310	Ordinary Shares	34.7%
ANZ Nominees Limited – A/C NZCSD (holding through NZCSD)	Person holding or controlling more than 5%	123,688,377	Ordinary Shares	9.5%
National Nominees New Zealand Limited – A/C NZCSD (holding through NZCSD)	Person holding or controlling more than 5%	121,808,116	Ordinary Shares	9.3%
Westpac Banking Corporation – Client Assets No. 2 (holding through NZCSD)	Person holding or controlling more than 5%	75,349,046	Ordinary Shares	5.8%

Source: Carter Holt Harvey's share register as at 7 September 2005, as provided by Carter Holt Harvey.

4.2 Except as set out in the table above, to the best of Rank's information, knowledge and belief, having made due enquiry, none of the other persons described in paragraph 4.1 of this Schedule hold or control equity securities of Carter Holt Harvey.

5. Trading in Carter Holt Harvey Equity Securities

5.1 To the best of Rank's information, knowledge and belief, having made due enquiry, neither International Paper Company nor Ngahere Aotearoa have acquired or disposed of any equity securities in Carter Holt Harvey during the 6-month period before the date of this Offer.

5.2 To the best of Rank's information, knowledge and belief, having made due enquiry, details of acquisitions and dispositions of equity securities in Carter Holt Harvey by NZCSD during the 6-month period from 7 March 2005 to 6 September 2005 are as set out in Schedule B. Rank has not been able to obtain trading information in respect of ANZ Nominees Limited, National Nominees New Zealand Limited and Westpac Banking Corporation and all information stated in Schedule B relates solely to the acquisition and disposition of equity securities by NZCSD. As NZCSD is a custodian for securities lodged in the Austraclear system this information includes (though does not specifically identify) trading by such persons referred to in paragraph 4.1 of this Schedule as holding CHH Shares through NZCSD.

6. Agreements to Accept Offer

6.1 Pursuant to a Lock-In Agreement dated 17 August 2005 among Ngahere Aotearoa, International Paper Company, Rank and Rank Group Limited, Ngahere Aotearoa, a wholly owned subsidiary of International Paper Company and a 50.5% shareholder in Carter Holt Harvey, irrevocably agreed to accept this Offer in respect of its entire holding of 660,843,571 CHH Shares. The Lock-In Agreement was filed with New Zealand Exchange Limited and Carter Holt Harvey on 17 August 2005 and may be obtained from those persons.

6.2 The material terms of the agreement by Ngahere Aotearoa to accept this Offer are:

(a) Rank was obliged to send a Takeover Notice relating to this Offer in accordance with Rule 41 of the Takeovers Code within 14 days of the date of the Lock-In Agreement, and to make this Offer (by sending it to Carter Holt Harvey shareholders) as soon as reasonably possible, and in any event no later than 30 days, after sending such Takeover Notice.

(b) Subject to this Offer being made, Ngahere Aotearoa irrevocably agreed to accept this Offer, once made, in respect of all CHH Shares held by it no later than one Business Day after the date of despatch of the Offer to Carter Holt Harvey shareholders by Rank or, if later, on the Business Day on which the Offer is received by Ngahere Aotearoa.

(c) Rank's obligations to send a Takeover Notice to Carter Holt Harvey and to make this Offer were conditional on none of the circumstances set out in paragraph 6.1 of this Offer occurring, or failing to occur (as the case required), prior to the date of despatch of the Takeover Notice or the date that this Offer was made, as applicable. Rank retained the right to waive that condition. Rank agreed to not make this Offer unless it was satisfied that none of the circumstances set out in paragraph 6.1 of this Offer had occurred, or failed to occur (as the case required), or it had irrevocably waived any such occurrence or non-occurrence, as at the date on which the Offer was sent to Carter Holt Harvey shareholders.

(d) Rank agreed to make the Offer on the terms contained and detailed in this Offer document. Ngahere Aotearoa had the right to terminate the Lock-In Agreement if Rank did not make this Offer within 44 days after 17 August 2005.

6.3 Other than as disclosed above, no person has agreed conditionally or unconditionally to accept this Offer as at the date of this Offer.

7. Arrangements to pay Consideration

7.1 Rank confirms that resources will be available to it sufficient to meet the consideration to be provided on full acceptance of this Offer and to pay any debts incurred in connection with this Offer (including the debts arising under Rule 49 of the Takeovers Code).

8. Arrangements between Rank and Carter Holt Harvey

8.1 As at the date of this Offer, no agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Rank or any of its associates and Carter Holt Harvey or any related company of Carter Holt Harvey, in connection with, in anticipation of, or in response to, this Offer, other than:

(a) a Lock-In Agreement dated 17 August 2005 among Rank, Ngahere Aotearoa, International Paper Company and Rank Group Limited, as summarised at paragraph 6 of this Schedule;

(b) a Confidentiality Agreement dated 23 August 2005 between Rank and Carter Holt Harvey. Pursuant to that agreement, Carter Holt Harvey agreed to disclose non-price sensitive information to Rank for the purposes of discussions between Rank and employees of Carter Holt Harvey and to facilitate the introduction of Rank as a majority shareholder of Carter Holt Harvey, and Rank agreed to keep confidential any information so provided to it;

(c) Rank understands that the Carter Holt Harvey group's Directors' and Officers' insurance arrangements will require to be reviewed, and arrangements for renewal made, during the currency, and as a consequence, of the Offer. At the request of the independent directors of Carter Holt Harvey, Rank has provided a confirmation that it supports the continuation of appropriate Directors' and Officers' insurance coverage; and

(d) a Facilitation Agreement dated 28 July 2005 between International Paper Company and Carter Holt Harvey. Pursuant to that agreement Carter Holt Harvey agreed to make available Carter Holt Harvey information on certain terms in connection with the proposed sale of Ngahere Aotearoa's shares in Carter Holt Harvey. That information was to be made available to potential acquirers of all the shares in Carter Holt Harvey on a confidential basis and, in that context, International Paper Company and Carter Holt Harvey entered into certain confidentiality arrangements in relation to the availability of that information. Neither the Facilitation Agreement nor these confidentiality arrangements relate to the Offer by Rank.

9. Arrangements between Rank and directors and officers of Carter Holt Harvey

9.1 As at the date of this Offer, no agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Rank or any of its associates, and any of the directors or senior officers of Carter Holt Harvey or of any related company of Carter Holt Harvey (including any payments or other benefits proposed to be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office) in connection with, in anticipation of, or in response to, this Offer other than, at the request of the independent directors of Carter Holt Harvey, Rank's provision of a confirmation that it supports the continuation of appropriate Directors' and Officers' insurance coverage (as also referred to in paragraph 8.1(c) of this Schedule).

10. Financial Assistance

10.1 No financial assistance (directly or indirectly) is to be provided by Carter Holt Harvey, or any related company of Carter Holt Harvey, for the purpose of, or in connection with, this Offer. It is possible, however, that following

the closing of this Offer, financial assistance could be provided in connection with a refinancing of indebtedness incurred by Rank in connection with the Offer, but there has been no discussion of that with the Carter Holt Harvey board of directors and no decision has been made by any person on behalf of Carter Holt Harvey that any such financial assistance could or will be provided.

11. Market Acquisitions of Securities

11.1 This Offer is a full offer for cash. Rank has no present intention to acquire CHH Shares under Rule 36 of the Takeovers Code during the Offer period. No related company of Rank, nor any person acting jointly or in concert with Rank, or any of their respective directors, has any present intention to acquire CHH Shares under Rule 36 of the Takeovers Code.

11.2 However, Rank reserves the right to make any such acquisition(s) should circumstances arise which permit such an acquisition(s) to be made.

12. Likelihood of changes in Carter Holt Harvey

12.1 Rank will seek appropriate board representation on the Carter Holt Harvey board and will participate in decisions relating to Carter Holt Harvey and its future.

12.2 Rank expects that it will, in conjunction with the Carter Holt Harvey board and management, undertake a comprehensive review of Carter Holt Harvey. Rank envisages that such review would (without limitation) include an analysis and identification of the optimum cost, management and operating structure, asset and business mix, and capital structure for the Carter Holt Harvey group. Implementation of any initiatives flowing from this review may lead to a range of possible outcomes including the purchase by the Carter Holt Harvey group of additional assets and businesses, the sale of particular assets or businesses, additional borrowings, dividends and capital repayments and, if required, equity raisings.

13. Pre-emption Clauses in Carter Holt Harvey's Constitution

13.1 As of the date of this Offer document, there is no restriction on the right to transfer any equity securities to which this Offer relates that:

(a) is contained in the constitution of Carter Holt Harvey; and

(b) has the effect of requiring the holders of those securities to offer the securities for purchase to members of Carter Holt Harvey or to any other person before transferring those securities.

14. Escalation Clauses

14.1 There is no agreement or arrangement (whether legally enforceable or not) to which Rank or any of its related entities are parties, under which:

(a) any existing holder of equity securities in Carter Holt Harvey will or may receive in relation to, or as a consequence of, this Offer any additional consideration or other benefit over and above the consideration set out in this Offer; or

(b) any prior holder of equity securities in Carter Holt Harvey will or may receive any consideration or other benefit as a consequence of this Offer.

15. Certificate

To the best of our knowledge and belief, after making proper enquiry, the information contained in this Offer document is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by Rank under the Takeovers Code.

Graeme Richard Hart
Director and Chief Executive Officer,
Rank Group Investments Limited

Gregory Alan Cole
Chief Financial Officer,
Rank Group Investments Limited

Schedule B
Trading in Carter Holt Harvey Equity Securities by NZCSD

Date	Nature	Number of Shares	Consideration per Share ($)
7/3/05	Acquisition	5,677	Unreported
7/3/05	Disposition	11,050	Unreported
7/3/05	Acquisition	93,743	2.24
7/3/05	Disposition	150,000	Unreported
7/3/05	Acquisition	52,637	Unreported
7/3/05	Acquisition	26,500	2.24
7/3/05	Acquisition	150,000	2.24
7/3/05	Acquisition	116,857	2.27
7/3/05	Acquisition	8,500	2.25
7/3/05	Disposition	200,000	Unreported
7/3/05	Disposition	2,862	Unreported
8/3/05	Acquisition	44,220	Unreported
8/3/05	Disposition	4,500	Unreported
8/3/05	Acquisition	60,000	2.46
8/3/05	Disposition	59,781	Unreported
8/3/05	Disposition	47,800	Unreported
8/3/05	Disposition	50,000	Unreported
8/3/05	Disposition	104,987	Unreported
8/3/05	Acquisition	15,093	Unreported
8/3/05	Acquisition	31,880	2.30
8/3/05	Acquisition	49,172	2.25
8/3/05	Acquisition	1,294	2.25
8/3/05	Acquisition	382,700	2.25
8/3/05	Acquisition	669,996	2.25
8/3/05	Acquisition	529,538	2.25
8/3/05	Acquisition	20,400	2.25
8/3/05	Disposition	50,000	Unreported
9/3/05	Acquisition	5,460	Unreported
9/3/05	Disposition	363,473	Unreported
9/3/05	Disposition	60,000	Unreported
9/3/05	Acquisition	750,000	2.25
9/3/05	Disposition	100,000	Unreported
9/3/05	Disposition	39,028	Unreported
9/3/05	Acquisition	1	Unreported
9/3/05	Acquisition	559	2.26
9/3/05	Acquisition	8,500	2.25
9/3/05	Acquisition	32,360	2.25
9/3/05	Acquisition	7,350	2.25
9/3/05	Acquisition	142,425	2.25
9/3/05	Acquisition	210,305	2.25
9/3/05	Acquisition	92,446	2.25
9/3/05	Acquisition	32,595	2.25
9/3/05	Acquisition	169,496	2.25
9/3/05	Acquisition	235,289	2.25
9/3/05	Acquisition	19,336	2.25
9/3/05	Acquisition	249,898	2.25
10/3/05	Acquisition	12,752	2.27
10/3/05	Disposition	30,852	Unreported
10/3/05	Disposition	13,100	Unreported
10/3/05	Disposition	90,000	Unreported
10/3/05	Acquisition	564,575	2.29
10/3/05	Acquisition	56,427	Unreported
10/3/05	Acquisition	1,660	2.26
10/3/05	Disposition	220,000	Unreported
10/3/05	Acquisition	17,500	2.29
10/3/05	Acquisition	7,500	2.29
10/3/05	Acquisition	50,183	2.28
11/3/05	Acquisition	19,100	2.27
11/3/05	Disposition	5,450	Unreported
11/3/05	Acquisition	35,052	2.26
11/3/05	Acquisition	29,215	Unreported
11/3/05	Disposition	100,000	Unreported
11/3/05	Disposition	157,719	Unreported
11/3/05	Disposition	6,059	Unreported
11/3/05	Disposition	29,360	Unreported
11/3/05	Disposition	75,500	Unreported
11/3/05	Disposition	6,286	Unreported
11/3/05	Disposition	33,714	Unreported
14/3/05	Acquisition	45,226	2.24
14/3/05	Disposition	15,100	Unreported
14/3/05	Disposition	28,095	Unreported
14/3/05	Disposition	300,000	Unreported
14/3/05	Acquisition	362,100	Unreported
14/3/05	Disposition	1,930	Unreported
14/3/05	Acquisition	200,000	Unreported
14/3/05	Disposition	12,381	Unreported
14/3/05	Disposition	25,857	Unreported
15/3/05	Acquisition	29,218	Unreported
15/3/05	Acquisition	100,000	Unreported
15/3/05	Disposition	866,104	Unreported
15/3/05	Disposition	96,999	Unreported
15/3/05	Disposition	160,000	Unreported
15/3/05	Acquisition	1,479	Unreported
15/3/05	Acquisition	6,199	2.23
15/3/05	Acquisition	250,000	2.21
15/3/05	Acquisition	26,103	2.22
15/3/05	Acquisition	1,350	2.22
15/3/05	Acquisition	85,125	2.22
15/3/05	Acquisition	75,195	2.22
15/3/05	Acquisition	33,054	2.22
15/3/05	Acquisition	11,655	2.22
15/3/05	Acquisition	60,604	2.22
15/3/05	Acquisition	6,914	2.22
15/3/05	Acquisition	443,573	Unreported
15/3/05	Disposition	59,844	Unreported
16/3/05	Acquisition	224,718	Unreported
16/3/05	Disposition	5,000	Unreported
16/3/05	Acquisition	18,000	2.22
16/3/05	Acquisition	16,218	Unreported
16/3/05	Disposition	1,540	Unreported
16/3/05	Disposition	760	Unreported
16/3/05	Disposition	7,377	Unreported
16/3/05	Acquisition	31,816	2.22
16/3/05	Disposition	3,099	Unreported
16/3/05	Disposition	23,042	Unreported
16/3/05	Disposition	30,216	Unreported
17/3/05	Acquisition	6,605	2.22
17/3/05	Acquisition	59,970	2.22
17/3/05	Acquisition	64,015	2.22
17/3/05	Acquisition	56,876	2.22
17/3/05	Disposition	475,000	Unreported
17/3/05	Acquisition	240,348	2.22
17/3/05	Disposition	3,656	Unreported
18/3/05	Acquisition	283,155	Unreported
18/3/05	Acquisition	1,790	2.23
18/3/05	Acquisition	11,249	Unreported
18/3/05	Acquisition	67,593	2.22
18/3/05	Disposition	33,714	Unreported
18/3/05	Acquisition	725,640	2.22
18/3/05	Disposition	135,703	Unreported
21/3/05	Disposition	29,074	Unreported
21/3/05	Disposition	235,712	Unreported
21/3/05	Acquisition	164,516	Unreported
22/3/05	Acquisition	130,565	2.17
22/3/05	Acquisition	17,867	Unreported
22/3/05	Acquisition	36,410	2.21
22/3/05	Disposition	16,100	Unreported
22/3/05	Disposition	166,346	Unreported
22/3/05	Acquisition	40,000	2.33
22/3/05	Acquisition	5,000	2.17
22/3/05	Disposition	182,683	Unreported
22/3/05	Acquisition	860	2.18
22/3/05	Disposition	65,000	Unreported
22/3/05	Disposition	25,200	Unreported
22/3/05	Disposition	3,100	Unreported
23/3/05	Acquisition	14,505	2.15
23/3/05	Acquisition	500,000	2.15
23/3/05	Acquisition	873	Unreported
23/3/05	Disposition	6,600	Unreported
23/3/05	Disposition	31,982	Unreported
23/3/05	Disposition	131,935	Unreported
24/3/05	Acquisition	115,921	2.15
24/3/05	Acquisition	377,400	2.15
24/3/05	Disposition	251,313	Unreported
24/3/05	Acquisition	12,440	Unreported
24/3/05	Acquisition	39,145	2.15
24/3/05	Disposition	8,000	Unreported
24/3/05	Acquisition	251,595	2.15
29/3/05	Acquisition	40,164	Unreported
29/3/05	Acquisition	197,500	2.13
29/3/05	Disposition	3,750	Unreported
29/3/05	Disposition	40,164	Unreported
29/3/05	Disposition	6,200	Unreported
29/3/05	Acquisition	2,800	2.15
29/3/05	Acquisition	39,873	2.13
29/3/05	Acquisition	4,746	2.13
29/3/05	Acquisition	21,835	2.13
29/3/05	Acquisition	6,645	2.13
29/3/05	Acquisition	25,506	2.13
29/3/05	Acquisition	22,822	2.13
29/3/05	Acquisition	56,012	2.13
29/3/05	Acquisition	30,159	2.13
29/3/05	Acquisition	2,746	2.13
29/3/05	Acquisition	8,544	2.13
29/3/05	Acquisition	5,703	2.13
29/3/05	Acquisition	65,607	2.13
29/3/05	Acquisition	7,594	2.13
29/3/05	Acquisition	15,200	2.13
29/3/05	Acquisition	6,480	2.16
29/3/05	Acquisition	144,401	2.12
29/3/05	Acquisition	1,025	Unreported
29/3/05	Acquisition	101,276	2.11
29/3/05	Disposition	386,637	Unreported
29/3/05	Acquisition	13,054	2.16
30/3/05	Acquisition	40,164	Unreported
30/3/05	Acquisition	234,190	2.13
30/3/05	Disposition	81,300	Unreported
30/3/05	Acquisition	30,000	2.19
30/3/05	Disposition	33,700	Unreported
30/3/05	Disposition	33,473	Unreported
30/3/05	Disposition	24,500	Unreported
30/3/05	Acquisition	2,800	2.15
30/3/05	Disposition	666,425	Unreported
30/3/05	Acquisition	350,975	Unreported
30/3/05	Disposition	90,000	Unreported
31/3/05	Acquisition	146,000	2.11
31/3/05	Disposition	1,896,660	Unreported
31/3/05	Acquisition	1,740	2.13
31/3/05	Disposition	28,270	Unreported
31/3/05	Disposition	278,000	Unreported
31/3/05	Disposition	20,600	Unreported
31/3/05	Disposition	50,000	Unreported
1/4/05	Acquisition	405,368	2.00
1/4/05	Acquisition	188,905	2.00
1/4/05	Acquisition	31,899	Unreported
1/4/05	Disposition	14,205	Unreported
1/4/05	Acquisition	200,000	2.00
1/4/05	Acquisition	6,230	1.98
1/4/05	Acquisition	929,640	2.00
1/4/05	Acquisition	840	2.00
1/4/05	Acquisition	102,780	2.00
1/4/05	Acquisition	306,090	2.00
1/4/05	Acquisition	840	2.00
1/4/05	Disposition	60,000	Unreported
1/4/05	Acquisition	850	2.00
1/4/05	Disposition	67,222	Unreported
4/4/05	Acquisition	5,600	2.00
4/4/05	Acquisition	4,500	Unreported
4/4/05	Disposition	350,000	Unreported
4/4/05	Disposition	15,000	Unreported
4/4/05	Disposition	11,700	Unreported
4/4/05	Disposition	94,531	Unreported
4/4/05	Acquisition	39,090	2.00
4/4/05	Acquisition	7,060	2.00
4/4/05	Acquisition	11,000	1.97
4/4/05	Acquisition	523,630	1.97
4/4/05	Acquisition	13,480	1.97
4/4/05	Acquisition	5,150	1.97
4/4/05	Acquisition	1,450	1.97
4/4/05	Disposition	992,590	Unreported
4/4/05	Disposition	239,100	Unreported
4/4/05	Disposition	3,825	Unreported
5/4/05	Acquisition	12,022	Unreported
5/4/05	Acquisition	19,390	2.00
5/4/05	Disposition	108,600	Unreported
5/4/05	Disposition	546	Unreported
5/4/05	Disposition	310,215	Unreported
5/4/05	Disposition	31,026	Unreported
5/4/05	Acquisition	131,580	2.00
5/4/05	Acquisition	7,120	2.00
5/4/05	Acquisition	34,830	1.97
5/4/05	Acquisition	77,010	1.97
5/4/05	Acquisition	72,910	1.97
5/4/05	Acquisition	92,400	1.98
5/4/05	Disposition	287,263	Unreported
5/4/05	Acquisition	1,671,880	1.97
5/4/05	Acquisition	13,640	1.97
5/4/05	Acquisition	25,370	1.97
5/4/05	Acquisition	13,790	1.97
5/4/05	Acquisition	3,360	1.97

Date	Nature	Number of Shares	Consideration per Share ($)
5/4/05	Acquisition	18,650	1.97
5/4/05	Disposition	12,022	Unreported
5/4/05	Acquisiiton	750	Unreported
6/4/05	Acquisition	88,449	1.98
6/4/05	Disposition	123,000	Unreported
6/4/05	Disposition	4,100	Unreported
6/4/05	Acquisition	550	2.00
6/4/05	Acquisition	9,890	2.00
6/4/05	Acquisition	5,840	2.00
6/4/05	Acquisition	38,280	1.97
6/4/05	Acquisition	3,300	1.97
6/4/05	Acquisition	33,680	1.98
6/4/05	Acquisition	136,180	1.98
6/4/05	Acquisition	3,730	1.98
6/4/05	Acquisition	42,500	1.98
6/4/05	Acquisition	44,620	1.98
6/4/05	Acquisition	40,170	1.98
6/4/05	Acquisition	21,000	1.98
6/4/05	Acquisition	3,227	Unreported
6/4/05	Disposition	143,797	Unreported
6/4/05	Acquisition	35,260	1.98
6/4/05	Acquisition	140,120	1.98
6/4/05	Acquisition	3,620	1.98
6/4/05	Acquisition	16,870	1.98
6/4/05	Acquisition	27,230	1.98
6/4/05	Disposition	65,000	Unreported
6/4/05	Acquisition	5,940	1.98
6/4/05	Acquisition	52,270	1.98
6/4/05	Acquisition	325,400	1.98
6/4/05	Disposition	895,001	Unreported
6/4/05	Acquisition	150,000	1.99
7/4/05	Acquisition	8,900	1.98
7/4/05	Acquisition	31,700	1.98
7/4/05	Disposition	4,000	Unreported
7/4/05	Acquisition	8,337	Unreported
7/4/05	Acquisition	1,663	Unreported
7/4/05	Disposition	3,438	Unreported
7/4/05	Acquisition	56,169	1.99
7/4/05	Acquisition	246,810	1.98
7/4/05	Acquisition	2,730	1.98
7/4/05	Acquisition	11,460	1.98
7/4/05	Acquisition	2,780	1.98
7/4/05	Acquisition	17,000	1.98
7/4/05	Acquisition	55,000	1.98
7/4/05	Acquisition	50,950	1.98
7/4/05	Acquisition	22,110	1.98
7/4/05	Acquisition	28,810	1.98
7/4/05	Acquisition	600	Unreported
7/4/05	Acquisition	100,000	1.99
7/4/05	Acquisition	25,330	1.98
7/4/05	Acquisition	20,310	1.98
7/4/05	Acquisition	5,700	1.98
7/4/05	Acquisition	4,040	1.98
7/4/05	Disposition	186,000	Unreported
7/4/05	Disposition	1,194,441	Unreported
7/4/05	Acquisition	180,000	1.98
7/4/05	Acquisition	102,750	1.98
7/4/05	Acquisition	302,041	1.98
8/4/05	Acquisition	3,535	1.99
8/4/05	Disposition	592,928	Unreported
8/4/05	Disposition	452,500	Unreported
8/4/05	Disposition	40,322	Unreported
8/4/05	Disposition	604,700	Unreported
8/4/05	Disposition	49,688	Unreported
8/4/05	Acquisition	850	2.00
8/4/05	Acquisition	209,843	2.00
8/4/05	Acquisition	1,861,785	2.00
11/4/05	Acquisition	186,000	2.00
11/4/05	Disposition	4,426	Unreported
11/4/05	Disposition	5,500	Unreported
11/4/05	Acquisition	102,871	2.00
11/4/05	Acquisition	19,907	2.00
11/4/05	Acquisition	129,217	2.00
11/4/05	Acquisition	14,300	2.00
11/4/05	Disposition	108,000	Unreported
11/4/05	Disposition	31,834	Unreported
11/4/05	Disposition	7,179	Unreported
11/4/05	Acquisition	51,943	2.00
11/4/05	Disposition	281,854	Unreported
11/4/05	Disposition	436,536	Unreported
11/4/05	Acquisition	133,287	Unreported
12/4/05	Acquisition	53,923	2.00
12/4/05	Acquisition	478,419	2.00
12/4/05	Acquisition	13,645	2.00
12/4/05	Acquisition	631,078	2.34
12/4/05	Disposition	3,000	Unreported
12/4/05	Acquisition	7,600	2.01
12/4/05	Disposition	232,805	Unreported
12/4/05	Disposition	108,400	Unreported
12/4/05	Acquisition	15,877	2.00
12/4/05	Acquisition	10,882	2.00
12/4/05	Acquisition	381,560	2.00
12/4/05	Acquisition	43,006	2.00
12/4/05	Disposition	226,000	Unreported
12/4/05	Acquisition	41,427	2.00
12/4/05	Acquisition	103,057	2.00
12/4/05	Disposition	10,000	Unreported
12/4/05	Disposition	50,000	Unreported
12/4/05	Acquisition	82,045	2.00
12/4/05	Disposition	350,000	Unreported
12/4/05	Disposition	110,474	Unreported
13/4/05	Acquisition	4,000	2.03
13/4/05	Acquisition	7,800	2.02
13/4/05	Disposition	15,000	Unreported
13/4/05	Disposition	252,400	Unreported
13/4/05	Acquisition	8,654	Unreported
13/4/05	Acquisition	9,767	1.74
13/4/05	Disposition	260,199	Unreported
13/4/05	Acquisition	12,475	2.01
13/4/05	Disposition	225,000	Unreported
13/4/05	Acquisition	50,870	2.02
13/4/05	Acquisition	13,363	2.02
13/4/05	Acquisition	468,526	2.02
13/4/05	Acquisition	19,496	2.02
13/4/05	Acquisition	52,808	2.02
13/4/05	Acquisition	100,744	2.02
13/4/05	Acquisition	126,546	2.02
14/4/05	Acquisition	65,184	2.02
14/4/05	Disposition	83,500	Unreported
14/4/05	Acquisition	377,484	2.02
14/4/05	Acquisition	10,812	2.03
14/4/05	Disposition	21,500	Unreported
14/4/05	Acquisition	3,880	2.02
14/4/05	Acquisition	26,520	2.02
14/4/05	Acquisition	9,920	2.02
14/4/05	Acquisition	10,405	2.02
14/4/05	Acquisition	9,562	2.02
14/4/05	Acquisition	4,200	2.02
14/4/05	Disposition	470	Unreported
14/4/05	Disposition	299,530	Unreported
15/4/05	Acquisition	23,900	2.04
15/4/05	Acquisition	224,240	2.07
15/4/05	Disposition	191,300	Unreported
15/4/05	Acquisition	64,800	Unreported
15/4/05	Acquisition	25,000	2.14
15/4/05	Disposition	70,000	Unreported
18/4/05	Disposition	187,000	Unreported
18/4/05	Acquisition	27,121	Unreported
18/4/05	Acquisition	399,780	2.05
18/4/05	Disposition	284,100	Unreported
18/4/05	Disposition	28,900	Unreported
18/4/05	Disposition	23,000	Unreported
18/4/05	Acquisition	16,610	2.02
18/4/05	Acquisition	3,540	2.02
19/4/05	Acquisition	349,774	2.01
19/4/05	Acquisition	20,000	2.02
19/4/05	Acquisition	2,150	2.02
19/4/05	Disposition	39,523	Unreported
19/4/05	Acquisition	13,100	Unreported
19/4/05	Disposition	351,180	Unreported
19/4/05	Disposition	148,820	Unreported
19/4/05	Acquisition	2,064	2.02
19/4/05	Disposition	150,000	Unreported
19/4/05	Disposition	2,700	Unreported
20/4/05	Acquisition	2,171	Unreported
20/4/05	Disposition	45,000	Unreported
20/4/05	Disposition	21,959	Unreported
20/4/05	Acquisition	639,969	1.98
20/4/05	Disposition	84,268	Unreported
20/4/05	Disposition	239,969	Unreported
20/4/05	Disposition	229,057	Unreported
21/4/05	Acquisition	6,100	1.88
21/4/05	Acquisition	12,391	Unreported
21/4/05	Acquisition	6,317	Unreported
21/4/05	Disposition	1,000,000	Unreported
21/4/05	Acquisition	300,000	1.88
21/4/05	Acquisition	500,000	1.86
21/4/05	Acquisition	4,006	1.88
21/4/05	Disposition	5,700	Unreported
21/4/05	Disposition	14,191	Unreported
21/4/05	Acquisition	204,969	1.89
21/4/05	Disposition	125,021	Unreported
21/4/05	Disposition	129,668	Unreported
22/4/05	Acquisition	9,066	Unreported
22/4/05	Acquisition	96,290	1.90
22/4/05	Acquisition	42,468	1.88
22/4/05	Disposition	634,400	Unreported
22/4/05	Acquisition	79,835	1.89
22/4/05	Acquisition	221,900	1.89
22/4/05	Acquisition	134,890	1.89
22/4/05	Acquisition	25,130	1.89
22/4/05	Acquisition	25,235	1.89
22/4/05	Acquisition	27,900	1.89
22/4/05	Acquisition	101,100	1.89
22/4/05	Acquisition	3,900	1.89
22/4/05	Acquisition	52,400	1.89
22/4/05	Acquisition	178,500	1.89
22/4/05	Acquisition	5,600	1.89
22/4/05	Acquisition	3,465	1.89
22/4/05	Acquisition	6,755	1.89
22/4/05	Acquisition	68,390	1.89
22/4/05	Acquisition	7,525	1.89
22/4/05	Acquisition	119,645	1.87
22/4/05	Acquisition	6,650	1.89
22/4/05	Acquisition	4,400	1.89
22/4/05	Acquisition	66,100	1.89
22/4/05	Acquisition	14,000	1.89
22/4/05	Acquisition	31,045	1.89
22/4/05	Acquisition	22,225	1.89
22/4/05	Acquisition	15,505	1.89
22/4/05	Acquisition	31,220	1.89
22/4/05	Acquisition	71,505	1.89
22/4/05	Acquisition	10,605	1.89
22/4/05	Acquisition	68,705	1.89
22/4/05	Acquisition	12,180	1.89
22/4/05	Acquisition	25,830	1.89
22/4/05	Acquisition	805	1.89
22/4/05	Acquisition	143,100	1.89
22/4/05	Acquisition	23,200	1.89
22/4/05	Disposition	179,690	Unreported
22/4/05	Disposition	22,000	Unreported
22/4/05	Disposition	191,243	Unreported
26/4/05	Acquisition	12,391	Unreported
26/4/05	Disposition	350,000	Unreported
26/4/05	Disposition	99,644	Unreported
26/4/05	Acquisition	164,600	Unreported
26/4/05	Disposition	1,400,000	Unreported
26/4/05	Acquisition	39,406	1.83
26/4/05	Acquisition	52,974	1.80
26/4/05	Acquisition	260,400	1.89
26/4/05	Acquisition	27,249	1.85
26/4/05	Acquisition	4,022	1.88
26/4/05	Acquisition	14,139	1.88
26/4/05	Acquisition	934	1.88
26/4/05	Acquisition	36,241	1.88
26/4/05	Acquisition	36,038	1.88
26/4/05	Acquisition	79,754	1.88
26/4/05	Acquisition	156,583	1.88
26/4/05	Acquisition	83,004	1.88
26/4/05	Acquisition	29,171	1.88
26/4/05	Acquisition	8,735	1.88
26/4/05	Acquisition	29,984	1.88
26/4/05	Acquisition	17,998	1.88
26/4/05	Acquisition	79,389	1.88
26/4/05	Acquisition	25,799	1.88
26/4/05	Acquisition	257,586	1.88
26/4/05	Acquisition	29,293	1.88
26/4/05	Acquisition	7,719	1.88
26/4/05	Acquisition	12,311	1.88
26/4/05	Acquisition	92,674	1.88
26/4/05	Acquisition	7,841	1.88
26/4/05	Acquisition	6,501	1.88
26/4/05	Disposition	3,012	Unreported
26/4/05	Acquisition	1,249	Unreported
26/4/05	Acquisition	2,081	Unreported
26/4/05	Disposition	109,261	Unreported
27/4/05	Acquisition	70,000	1.82
27/4/05	Disposition	646,178	Unreported
27/4/05	Disposition	375,000	Unreported
27/4/05	Disposition	100,000	Unreported
27/4/05	Disposition	55,547	Unreported
27/4/05	Acquisition	4,704	1.81
27/4/05	Acquisition	93,927	1.81
27/4/05	Acquisition	15,476	1.81
27/4/05	Acquisition	21,739	1.81
27/4/05	Acquisition	47,841	1.81
27/4/05	Acquisition	7,384	1.81
27/4/05	Acquisition	154,514	1.81
27/4/05	Acquisition	17,986	1.81
27/4/05	Acquisition	10,797	1.81
27/4/05	Acquisition	47,621	1.81
27/4/05	Acquisition	17,499	1.81
27/4/05	Acquisition	4,631	1.81
27/4/05	Acquisition	17,572	1.81
27/4/05	Acquisition	49,791	1.81
27/4/05	Acquisition	21,617	1.81
27/4/05	Acquisition	561	1.81
27/4/05	Acquisition	5,240	1.81
27/4/05	Acquisition	2,413	1.81
27/4/05	Acquisition	3,899	1.81
27/4/05	Acquisition	8,481	1.81
27/4/05	Acquisition	55,591	1.81
27/4/05	Acquisition	5,430	1.82

Date	Nature	Number of Shares	Consideration per Share ($)
27/4/05	Acquisition	452,303	Unreported
27/4/05	Disposition	15,166	Unreported
27/4/05	Acquisition	157,539	Unreported
28/4/05	Acquisition	211,590	Unreported
28/4/05	Disposition	91,913	Unreported
28/4/05	Disposition	451,780	Unreported
28/4/05	Disposition	53,140	Unreported
28/4/05	Acquisition	4,761	Unreported
28/4/05	Disposition	31,673	Unreported
29/4/05	Acquisition	161,524	1.81
29/4/05	Disposition	1,021,920	Unreported
29/4/05	Disposition	21,080	Unreported
29/4/05	Disposition	100,000	Unreported
29/4/05	Disposition	400,000	Unreported
29/4/05	Disposition	179,000	Unreported
29/4/05	Disposition	250,000	Unreported
29/4/05	Disposition	170,653	Unreported
29/4/05	Acquisition	845,850	Unreported
29/4/05	Disposition	2,200	Unreported
29/4/05	Disposition	28,000	Unreported
29/4/05	Acquisition	17,480	1.82
29/4/05	Acquisition	63,150	1.82
29/4/05	Acquisition	6,490	1.82
29/4/05	Acquisition	1,015,600	1.82
29/4/05	Acquisition	93,530	1.82
29/4/05	Acquisition	15,854	2.13
2/5/05	Acquisition	24,600	Unreported
2/5/05	Acquisition	1,085	Unreported
2/5/05	Acquisition	2,660	1.82
2/5/05	Disposition	221,302	Unreported
2/5/05	Acquisition	3,593	3.21
2/5/05	Acquisition	110,512	1.86
2/5/05	Disposition	2,314	Unreported
3/5/05	Acquisition	965,594	1.87
3/5/05	Acquisition	34,090	1.89
3/5/05	Disposition	54,783	Unreported
3/5/05	Acquisition	4,560	1.90
3/5/05	Disposition	15,854	Unreported
3/5/05	Disposition	9,454	Unreported
3/5/05	Acquisition	71,080	1.82
3/5/05	Acquisition	37,960	1.88
3/5/05	Disposition	190,000	Unreported
3/5/05	Disposition	53,177	Unreported
3/5/05	Disposition	282,000	Unreported
4/5/05	Acquisition	39,646	1.86
4/5/05	Acquisition	29,826	Unreported
4/5/05	Disposition	100,000	Unreported
4/5/05	Acquisition	149,870	1.82
4/5/05	Acquisition	54,545	1.86
4/5/05	Acquisition	143,000	Unreported
4/5/05	Acquisition	8,200	Unreported
4/5/05	Disposition	15,699	Unreported
4/5/05	Acquisition	4,240	1.82
4/5/05	Disposition	199,500	Unreported
4/5/05	Acquisition	91,503	Unreported
4/5/05	Acquisition	29,450	1.82
5/5/05	Acquisition	28,680	1.88
5/5/05	Acquisition	70,541	1.88
5/5/05	Disposition	1,100	Unreported
5/5/05	Disposition	8,000	Unreported
5/5/05	Disposition	6,330	Unreported
5/5/05	Acquisition	6,590	Unreported
5/5/05	Disposition	1,310	Unreported
5/5/05	Disposition	11,870	Unreported
5/5/05	Acquisition	6,590	Unreported
5/5/05	Acquisition	730	1.99
6/5/05	Acquisition	1,080	Unreported
6/5/05	Disposition	5,400	Unreported
6/5/05	Disposition	3,200	Unreported
6/5/05	Disposition	497,810	Unreported
6/5/05	Disposition	360,048	Unreported
6/5/05	Acquisition	728,000	Unreported
6/5/05	Acquisition	30,740	1.89
9/5/05	Acquisition	5,000	Unreported
9/5/05	Acquisition	16,880	1.89
9/5/05	Disposition	1,000,000	Unreported
9/5/05	Disposition	221,000	Unreported
9/5/05	Disposition	88,681	Unreported
9/5/05	Acquisition	23,600	1.88
9/5/05	Acquisition	17,900	1.88
9/5/05	Acquisition	104,700	1.88
9/5/05	Acquisition	115,800	1.88
9/5/05	Acquisition	591,900	1.88
9/5/05	Acquisition	88,681	Unreported
9/5/05	Disposition	20,963	Unreported
9/5/05	Disposition	22,651	Unreported
9/5/05	Disposition	309,726	Unreported
9/5/05	Acquisition	282,000	Unreported
10/5/05	Acquisition	150,000	1.82
10/5/05	Disposition	9,500	Unreported
10/5/05	Acquisition	3,200	1.81
10/5/05	Acquisition	27,000	1.87
10/5/05	Disposition	122,570	Unreported
10/5/05	Disposition	20,168	Unreported
10/5/05	Disposition	88,681	Unreported
10/5/05	Disposition	33,071	Unreported
11/5/05	Acquisition	400,000	1.81
11/5/05	Acquisition	20,168	Unreported
11/5/05	Acquisition	335,383	2.27
11/5/05	Disposition	1,187,100	Unreported
11/5/05	Acquisition	30,600	Unreported
11/5/05	Disposition	68,822	Unreported
11/5/05	Acquisition	58,200	1.82
11/5/05	Acquisition	428,500	1.82
11/5/05	Acquisition	91,600	1.82
11/5/05	Acquisition	14,100	1.82
11/5/05	Acquisition	1,043,100	1.88
11/5/05	Disposition	7,269	Unreported
11/5/05	Disposition	312,900	Unreported
11/5/05	Disposition	230,692	Unreported
11/5/05	Acquisition	82,800	1.82
11/5/05	Acquisition	824,800	1.82
11/5/05	Disposition	4,400	Unreported
11/5/05	Disposition	7,977	Unreported
12/5/05	Disposition	250,000	Unreported
12/5/05	Disposition	127,297	Unreported
12/5/05	Disposition	10,954	Unreported
12/5/05	Acquisition	171,600	1.81
12/5/05	Acquisition	29,261	Unreported
13/5/05	Acquisition	24,093	Unreported
13/5/05	Acquisition	1,500	1.81
13/5/05	Acquisition	73,890	2.09
13/5/05	Acquisition	40,460	1.80
13/5/05	Disposition	28,666	Unreported
13/5/05	Disposition	287,867	Unreported
13/5/05	Acquisition	267,353	Unreported
16/5/05	Acquisition	58,100	1.78
16/5/05	Acquisition	62,100	1.79
16/5/05	Disposition	126,713	Unreported
16/5/05	Disposition	598,300	Unreported
16/5/05	Disposition	298,200	Unreported
16/5/05	Disposition	103,500	Unreported
16/5/05	Disposition	99,802	Unreported
16/5/05	Acquisition	9,400	1.79
16/5/05	Acquisition	285,700	1.79
16/5/05	Acquisition	61,100	1.79
16/5/05	Acquisition	38,800	1.79
16/5/05	Acquisition	549,800	1.79
16/5/05	Acquisition	55,200	1.79
16/5/05	Acquisition	5,780	1.80
16/5/05	Acquisition	23,600	Unreported
17/5/05	Disposition	181,260	Unreported
17/5/05	Acquisition	250,978	Unreported
17/5/05	Disposition	22,780	Unreported
17/5/05	Disposition	178,400	Unreported
18/5/05	Acquisition	6,556	Unreported
18/5/05	Acquisition	50,000	1.80
18/5/05	Disposition	23,000	Unreported
18/5/05	Acquisition	2,000	1.80
18/5/05	Acquisition	70,000	Unreported
18/5/05	Disposition	18,508	Unreported
18/5/05	Disposition	6,556	Unreported
19/5/05	Acquisition	6,100	1.80
19/5/05	Acquisition	8,600	1.80
19/5/05	Acquisition	100,000	1.78
19/5/05	Acquisition	15,508	1.79
19/5/05	Disposition	1,900	Unreported
19/5/05	Acquisition	34,200	Unreported
19/5/05	Disposition	6,000	Unreported
19/5/05	Disposition	10,000	Unreported
19/5/05	Disposition	5,000	Unreported
19/5/05	Acquisition	120,600	1.79
19/5/05	Acquisition	6,556	Unreported
19/5/05	Disposition	4,300	Unreported
20/5/05	Acquisition	4,912	1.78
20/5/05	Acquisition	64,495	1.78
20/5/05	Acquisition	103,250	1.78
20/5/05	Acquisition	126,710	1.78
20/5/05	Acquisition	48,905	1.78
20/5/05	Acquisition	15,599	Unreported
20/5/05	Disposition	3,227	Unreported
20/5/05	Acquisition	14,930	1.80
20/5/05	Acquisition	57,000	1.80
20/5/05	Disposition	550,183	Unreported
20/5/05	Acquisition	12,200	1.78
20/5/05	Acquisition	11,000	1.78
20/5/05	Acquisition	7,700	1.78
20/5/05	Acquisition	111,320	1.78
20/5/05	Acquisition	56,900	1.78
20/5/05	Disposition	9,120	Unreported
20/5/05	Acquisition	149,200	Unreported
20/5/05	Disposition	90,000	Unreported
23/5/05	Disposition	75,000	Unreported
23/5/05	Acquisition	513,600	1.78
23/5/05	Disposition	150,000	Unreported
23/5/05	Disposition	419,200	Unreported
23/5/05	Acquisition	176,530	1.79
23/5/05	Disposition	328,580	Unreported
23/5/05	Acquisition	119,090	1.79
23/5/05	Acquisition	379,099	1.79
24/5/05	Acquisition	20,800	1.80
24/5/05	Acquisition	4,080	1.80
24/5/05	Disposition	200,000	Unreported
24/5/05	Acquisition	247,280	Unreported
24/5/05	Disposition	250,000	Unreported
24/5/05	Disposition	450,000	Unreported
24/5/05	Disposition	900,000	Unreported
24/5/05	Disposition	112,500	Unreported
24/5/05	Disposition	545,615	Unreported
24/5/05	Disposition	233,600	Unreported
24/5/05	Disposition	1,900	Unreported
24/5/05	Acquisition	23,500	1.80
24/5/05	Acquisition	140,500	1.80
24/5/05	Acquisition	657,300	1.80
24/5/05	Acquisition	89,400	1.80
24/5/05	Acquisition	1,263,280	1.80
24/5/05	Acquisition	126,900	1.80
24/5/05	Acquisition	820	1.80
24/5/05	Disposition	195,000	Unreported
25/5/05	Acquisition	41,699	Unreported
25/5/05	Acquisition	261,800	Unreported
25/5/05	Acquisition	25,600	1.78
25/5/05	Acquisition	7,100	1.78
25/5/05	Acquisition	45,176	1.79
25/5/05	Disposition	543,367	Unreported
25/5/05	Disposition	60,682	Unreported
25/5/05	Disposition	65,400	Unreported
26/5/05	Disposition	30,000	1.80
26/5/05	Acquisition	65,400	Unreported
26/5/05	Acquisition	10,000	1.78
26/5/05	Disposition	7,600	Unreported
26/5/05	Acquisition	221,300	Unreported
26/5/05	Disposition	48,656	Unreported
26/5/05	Disposition	59,000	Unreported
26/5/05	Disposition	402,547	Unreported
27/5/05	Acquisition	875	2.32
27/5/05	Disposition	2,100	Unreported
27/5/05	Disposition	699,957	Unreported
27/5/05	Acquisition	547,050	Unreported
27/5/05	Disposition	59,259	Unreported
30/5/05	Disposition	40,600	Unreported
30/5/05	Disposition	155,768	Unreported
30/5/05	Disposition	3,300	Unreported
30/5/05	Acquisition	297,827	1.82
31/5/05	Acquisition	2,460	1.82
31/5/05	Acquisition	8,951	Unreported
31/5/05	Disposition	387,760	Unreported
31/5/05	Disposition	133,500	Unreported
31/5/05	Acquisition	140,000	1.98
31/5/05	Disposition	177,500	Unreported
31/5/05	Acquisition	5,932	1.82
31/5/05	Acquisition	9,682	1.82
31/5/05	Acquisition	31,779	1.82
31/5/05	Acquisition	40,652	1.82
31/5/05	Acquisition	6,779	1.82
31/5/05	Acquisition	7,415	1.82
31/5/05	Acquisition	7,084	1.82
31/5/05	Acquisition	8,872	1.82
31/5/05	Acquisition	55,707	1.82
31/5/05	Acquisition	14,406	1.82
31/5/05	Acquisition	10,991	1.82
31/5/05	Acquisition	21,744	1.82
1/6/05	Acquisition	15,157	Unreported
1/6/05	Disposition	11,353	Unreported
1/6/05	Disposition	63,049	Unreported
1/6/05	Acquisition	195,000	Unreported
1/6/05	Acquisition	22,140	1.80
1/6/05	Disposition	99,000	Unreported
1/6/05	Disposition	47,950	Unreported
1/6/05	Disposition	321,625	Unreported
1/6/05	Disposition	119,653	Unreported
1/6/05	Disposition	50,000	Unreported
2/6/05	Acquisition	20,000	Unreported
2/6/05	Acquisition	8,584	Unreported
2/6/05	Acquisition	890	1.80
2/6/05	Acquisition	287,960	1.80
2/6/05	Acquisition	400	1.80
2/6/05	Acquisition	1,280	1.80
2/6/05	Acquisition	1,440	1.80
2/6/05	Acquisition	1,400	1.80
2/6/05	Disposition	100,000	Unreported
2/6/05	Disposition	64,162	Unreported
2/6/05	Disposition	10,800	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
2/6/05	Disposition	21,000	Unreported
3/6/05	Acquisition	12,485	1.80
3/6/05	Acquisition	141,700	1.80
3/6/05	Acquisition	42,000	Unreported
3/6/05	Disposition	36,028	Unreported
3/6/05	Acquisition	35,249	1.82
3/6/05	Disposition	18,000	Unreported
3/6/05	Disposition	173,752	Unreported
3/6/05	Disposition	28,918	Unreported
3/6/05	Disposition	399,043	Unreported
3/6/05	Disposition	10,450	Unreported
3/6/05	Disposition	39,396	Unreported
3/6/05	Disposition	8,106	Unreported
7/6/05	Disposition	5,195	Unreported
7/6/05	Acquisition	9,370	Unreported
7/6/05	Disposition	6,913	Unreported
7/6/05	Disposition	201,000	Unreported
7/6/05	Acquisition	76,280	1.80
7/6/05	Acquisition	4,820	1.74
7/6/05	Disposition	4,999	Unreported
8/6/05	Acquisition	4,000	Unreported
8/6/05	Disposition	38,359	Unreported
8/6/05	Acquisition	2,464	Unreported
8/6/05	Acquisition	265,029	Unreported
8/6/05	Disposition	78,337	Unreported
8/6/05	Acquisition	20,000	1.76
8/6/05	Disposition	15,764	Unreported
8/6/05	Acquisition	225,000	Unreported
8/6/05	Disposition	2,464	Unreported
9/6/05	Disposition	109,940	Unreported
9/6/05	Disposition	371,500	Unreported
9/6/05	Disposition	190,060	Unreported
9/6/05	Acquisition	640	1.80
9/6/05	Acquisition	11,120	1.80
9/6/05	Disposition	544,260	Unreported
9/6/05	Acquisition	980,250	Unreported
10/6/05	Acquisition	54,819	1.81
10/6/05	Acquisition	6,813	1.80
10/6/05	Acquisition	31,993	Unreported
10/6/05	Acquisition	210,330	1.80
10/6/05	Acquisition	18,984	1.82
10/6/05	Acquisition	2,910	1.82
10/6/05	Acquisition	67,187	1.82
10/6/05	Acquisition	2,205	1.82
10/6/05	Acquisition	3,552	1.82
10/6/05	Acquisition	8,704	1.82
10/6/05	Acquisition	2,910	1.82
10/6/05	Acquisition	3,552	1.82
10/6/05	Acquisition	1,451	1.82
10/6/05	Disposition	85,881	Unreported
10/6/05	Disposition	15,589	Unreported
10/6/05	Acquisition	8,007	Unreported
10/6/05	Acquisition	10,850	1.79
13/6/05	Acquisition	30,400	Unreported
13/6/05	Disposition	218,100	Unreported
13/6/05	Disposition	315,000	Unreported
13/6/05	Disposition	472,974	Unreported
13/6/05	Disposition	91,700	Unreported
13/6/05	Disposition	142,400	Unreported
13/6/05	Acquisition	81,500	1.87
13/6/05	Acquisition	25,740	Unreported
13/6/05	Acquisition	751,100	1.86
13/6/05	Acquisition	109,870	1.86
13/6/05	Acquisition	76,910	1.86
13/6/05	Acquisition	56,240	1.86
13/6/05	Acquisition	122,520	1.86
13/6/05	Acquisition	119,733	1.86
13/6/05	Acquisition	9,750	1.84
13/6/05	Disposition	200,000	Unreported
13/6/05	Disposition	754,500	Unreported
13/6/05	Disposition	57,587	Unreported
13/6/05	Acquisition	884,660	1.86
13/6/05	Disposition	125,000	Unreported
13/6/05	Acquisition	193,921	1.84
13/6/05	Disposition	126,460	Unreported
13/6/05	Acquisition	150,000	Unreported
13/6/05	Acquisition	350,000	Unreported
14/6/05	Acquisition	7,000	1.89
14/6/05	Acquisition	1,450	1.89
14/6/05	Acquisition	23,500	1.89
14/6/05	Acquisition	10,000	1.89
14/6/05	Disposition	5,145	Unreported
14/6/05	Acquisition	3,000	1.89
14/6/05	Acquisition	1,500	1.89
14/6/05	Acquisition	3,550	1.89
14/6/05	Disposition	50,000	Unreported
14/6/05	Acquisition	62,500	1.91
14/6/05	Disposition	94,760	Unreported
14/6/05	Disposition	153,500	Unreported
14/6/05	Disposition	28,725	Unreported
14/6/05	Disposition	1,500	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
14/6/05	Disposition	205,240	Unreported
14/6/05	Acquisition	348,808	Unreported
14/6/05	Disposition	374,000	Unreported
14/6/05	Disposition	45,000	Unreported
15/6/05	Disposition	150,000	Unreported
15/6/05	Disposition	145,190	Unreported
15/6/05	Disposition	1,000,000	Unreported
15/6/05	Acquisition	1,563,793	Unreported
15/6/05	Acquisition	286,900	1.76
16/6/05	Acquisition	1,288	Unreported
16/6/05	Acquisition	7,630	1.91
16/6/05	Disposition	58,023	Unreported
16/6/05	Disposition	40,339	Unreported
16/6/05	Acquisition	85,140	1.93
16/6/05	Acquisition	63,000	Unreported
16/6/05	Disposition	605,000	Unreported
17/6/05	Acquisition	32,012	Unreported
17/6/05	Disposition	361,587	Unreported
17/6/05	Disposition	23,202	Unreported
17/6/05	Disposition	145,018	Unreported
17/6/05	Acquisition	709,400	1.94
17/6/05	Acquisition	30,000	1.93
17/6/05	Disposition	90,701	Unreported
17/6/05	Disposition	100,000	Unreported
20/6/05	Disposition	4,893	Unreported
20/6/05	Disposition	150,000	Unreported
20/6/05	Disposition	5,220	Unreported
20/6/05	Acquisition	5,916	1.93
20/6/05	Acquisition	674	1.93
20/6/05	Acquisition	9,345	1.95
20/6/05	Acquisition	12,975	1.95
20/6/05	Disposition	1,200	Unreported
20/6/05	Acquisition	148,184	1.94
20/6/05	Acquisition	4,000	1.94
20/6/05	Acquisition	3,500	1.94
20/6/05	Acquisition	165,000	1.94
20/6/05	Acquisition	2,878	1.93
20/6/05	Acquisition	11,912	1.93
20/6/05	Acquisition	14,793	1.93
20/6/05	Acquisition	29,979	1.93
20/6/05	Acquisition	12,355	1.93
20/6/05	Disposition	204,411	Unreported
20/6/05	Acquisition	435,607	Unreported
20/6/05	Disposition	1,784	Unreported
21/6/05	Disposition	1,927,700	Unreported
21/6/05	Disposition	242,750	Unreported
21/6/05	Disposition	120,600	Unreported
21/6/05	Disposition	100,000	Unreported
21/6/05	Disposition	1,775,591	Unreported
21/6/05	Acquisition	35,938	1.93
21/6/05	Acquisition	1,270	1.92
21/6/05	Acquisition	30,517	1.95
21/6/05	Acquisition	3,884	1.95
21/6/05	Acquisition	193,684	1.95
21/6/05	Acquisition	31,192	1.95
21/6/05	Acquisition	167,000	1.92
21/6/05	Disposition	85,750	Unreported
21/6/05	Disposition	35,444	Unreported
21/6/05	Disposition	78,820	Unreported
21/6/05	Disposition	7,470	Unreported
21/6/05	Disposition	31,611	Unreported
21/6/05	Acquisition	300,000	1.93
21/6/05	Acquisition	170,000	1.95
22/6/05	Acquisition	51,020	Unreported
22/6/05	Disposition	2,155,097	Unreported
22/6/05	Acquisition	11,820	1.98
22/6/05	Acquisition	125,000	Unreported
22/6/05	Disposition	62,100	Unreported
22/6/05	Disposition	7,470	Unreported
22/6/05	Disposition	48,895	Unreported
23/6/05	Acquisition	7,785	Unreported
23/6/05	Disposition	483,700	Unreported
23/6/05	Disposition	20,000	Unreported
23/6/05	Disposition	14,586	Unreported
23/6/05	Disposition	312,900	Unreported
23/6/05	Disposition	70,088	Unreported
23/6/05	Acquisition	7,251	Unreported
24/6/05	Disposition	379,000	Unreported
24/6/05	Disposition	900	Unreported
24/6/05	Disposition	32,404	Unreported
24/6/05	Disposition	84,300	Unreported
24/6/05	Acquisition	25,000	1.95
24/6/05	Disposition	80,000	Unreported
24/6/05	Acquisition	20,460	1.97
24/6/05	Acquisition	11,475	2.01
24/6/05	Acquisition	823	2.02
24/6/05	Disposition	100,000	Unreported
24/6/05	Disposition	351,414	Unreported
27/6/05	Disposition	82,500	Unreported
27/6/05	Disposition	1,500,000	Unreported
27/6/05	Acquisition	411,349	2.03

Date	Nature	Number of Shares	Consideration per Share ($)
27/6/05	Acquisition	31,195	Unreported
27/6/05	Disposition	366,478	Unreported
27/6/05	Disposition	5,505	Unreported
27/6/05	Acquisition	19,610	1.98
27/6/05	Disposition	11,100	Unreported
27/6/05	Acquisition	112,200	Unreported
27/6/05	Disposition	40,400	Unreported
27/6/05	Disposition	16,439	Unreported
28/6/05	Disposition	2,063,300	Unreported
28/6/05	Disposition	659,435	Unreported
28/6/05	Acquisition	1,444	1.98
28/6/05	Acquisition	8,279	1.98
28/6/05	Disposition	852,100	Unreported
28/6/05	Disposition	1,600	Unreported
28/6/05	Acquisition	70,813	Unreported
28/6/05	Disposition	100,000	Unreported
29/6/05	Disposition	2,000	Unreported
29/6/05	Acquisition	13,600	2.04
29/6/05	Disposition	4,000	Unreported
29/6/05	Acquisition	200,000	2.08
29/6/05	Disposition	534,550	Unreported
29/6/05	Disposition	5,500	Unreported
29/6/05	Disposition	17,500	Unreported
29/6/05	Disposition	50,000	Unreported
29/6/05	Disposition	510,407	Unreported
30/6/05	Acquisition	138,756	Unreported
30/6/05	Acquisition	40,838	Unreported
30/6/05	Disposition	25,000	Unreported
30/6/05	Disposition	175,000	Unreported
30/6/05	Acquisition	27,230	Unreported
30/6/05	Disposition	75,000	Unreported
30/6/05	Disposition	100,000	Unreported
30/6/05	Disposition	81,000	Unreported
30/6/05	Acquisition	12,400	2.20
30/6/05	Acquisition	22,300	2.20
30/6/05	Acquisition	15,200	2.20
30/6/05	Acquisition	6,000	2.20
30/6/05	Acquisition	3,600	2.20
30/6/05	Acquisition	22,500	2.20
30/6/05	Acquisition	8,200	2.20
30/6/05	Acquisition	42,900	2.20
30/6/05	Acquisition	15,700	2.20
30/6/05	Disposition	800,000	Unreported
30/6/05	Acquisition	1,200	2.20
30/6/05	Acquisition	650,000	2.20
30/6/05	Disposition	264,772	Unreported
30/6/05	Acquisition	755,933	Unreported
30/6/05	Acquisition	75,000	Unreported
1/7/05	Acquisition	124,406	2.29
1/7/05	Acquisition	25,200	2.29
1/7/05	Disposition	25,000	Unreported
1/7/05	Disposition	11,753	Unreported
1/7/05	Disposition	14,500	Unreported
1/7/05	Disposition	210,086	Unreported
1/7/05	Acquisition	250,000	2.28
1/7/05	Acquisition	45,000	2.30
1/7/05	Acquisition	81,120	2.30
1/7/05	Acquisition	35,680	2.30
1/7/05	Acquisition	31,000	2.30
1/7/05	Acquisition	105,000	2.30
1/7/05	Acquisition	50,000	2.30
1/7/05	Acquisition	32,000	2.30
1/7/05	Acquisition	1,200	2.30
1/7/05	Acquisition	12,000	2.30
1/7/05	Acquisition	7,000	2.30
1/7/05	Acquisition	61,000	Unreported
1/7/05	Disposition	654,654	Unreported
1/7/05	Acquisition	79,000	2.24
1/7/05	Disposition	2,444,014	Unreported
1/7/05	Acquisition	256,200	2.29
1/7/05	Acquisition	570,350	2.30
1/7/05	Acquisition	400,000	2.29
1/7/05	Acquisition	619,256	Unreported
1/7/05	Acquisition	609,762	Unreported
1/7/05	Disposition	860,000	Unreported
4/7/05	Acquisition	6,319	Unreported
4/7/05	Disposition	891,611	Unreported
4/7/05	Acquisition	306,598	Unreported
4/7/05	Acquisition	271,000	2.24
4/7/05	Disposition	24,679	Unreported
4/7/05	Acquisition	362,128	2.32
4/7/05	Disposition	83,250	Unreported
4/7/05	Acquisition	766,900	2.28
4/7/05	Acquisition	100,000	Unreported
4/7/05	Disposition	122,070	Unreported
4/7/05	Disposition	1,160	Unreported
5/7/05	Disposition	3,162,600	Unreported
5/7/05	Acquisition	23,900	2.27
5/7/05	Acquisition	145,485	2.28
5/7/05	Acquisition	4,515	2.28
5/7/05	Disposition	945,000	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
5/7/05	Acquisition	3,000,000	2.27
5/7/05	Disposition	1,250,000	Unreported
5/7/05	Disposition	750,856	Unreported
5/7/05	Acquisition	1,375,000	Unreported
5/7/05	Acquisition	1,401,304	Unreported
5/7/05	Acquisition	195,200	Unreported
5/7/05	Acquisition	230,000	2.28
6/7/05	Acquisition	860,000	2.30
6/7/05	Acquisition	9,500	Unreported
6/7/05	Acquisition	6,247	2.23
6/7/05	Acquisition	1,313	2.23
6/7/05	Acquisition	6,191	2.23
6/7/05	Disposition	92,900	Unreported
6/7/05	Acquisition	41,871	Unreported
6/7/05	Disposition	375,485	Unreported
6/7/05	Disposition	195,348	Unreported
6/7/05	Acquisition	561,941	2.26
6/7/05	Disposition	209,152	Unreported
7/7/05	Disposition	5,500	Unreported
7/7/05	Disposition	14,750	Unreported
7/7/05	Disposition	934,900	Unreported
7/7/05	Disposition	70,000	Unreported
7/7/05	Disposition	70,710	Unreported
7/7/05	Disposition	180,766	Unreported
7/7/05	Disposition	307,484	Unreported
7/7/05	Acquisition	710,000	2.19
7/7/05	Acquisition	612,400	Unreported
7/7/05	Acquisition	290,000	2.19
8/7/05	Disposition	437,061	Unreported
8/7/05	Acquisition	72,500	2.15
8/7/05	Disposition	41,800	Unreported
8/7/05	Acquisition	177,500	2.15
8/7/05	Disposition	497,961	Unreported
8/7/05	Disposition	1,147,715	Unreported
8/7/05	Disposition	288,000	Unreported
8/7/05	Acquisition	675,000	Unreported
8/7/05	Acquisition	828,423	Unreported
8/7/05	Disposition	101,113	Unreported
8/7/05	Acquisition	385,419	2.15
8/7/05	Acquisition	9,966	2.14
8/7/05	Acquisition	20,000	Unreported
8/7/05	Acquisition	20,000	2.14
11/7/05	Disposition	482,880	Unreported
11/7/05	Disposition	1,636,470	Unreported
11/7/05	Disposition	50,347	Unreported
11/7/05	Acquisition	12,263	2.18
11/7/05	Disposition	12,263	Unreported
11/7/05	Acquisition	72,500	2.17
11/7/05	Disposition	7,430	Unreported
11/7/05	Acquisition	275,077	Unreported
11/7/05	Disposition	11,580	Unreported
11/7/05	Acquisition	1,097,557	Unreported
11/7/05	Disposition	65,412	Unreported
11/7/05	Acquisition	38,750	2.17
11/7/05	Acquisition	185,554	Unreported
11/7/05	Acquisition	841,142	2.17
11/7/05	Disposition	38,750	Unreported
11/7/05	Disposition	690,000	Unreported
11/7/05	Acquisition	150,000	Unreported
12/7/05	Acquisition	21,947	Unreported
12/7/05	Disposition	1,082,200	Unreported
12/7/05	Disposition	5,500	Unreported
12/7/05	Disposition	41,600	Unreported
12/7/05	Acquisition	177,500	2.17
12/7/05	Acquisition	16,792	2.22
12/7/05	Acquisition	1,263	2.22
12/7/05	Acquisition	14,116	2.22
12/7/05	Acquisition	6,087	2.22
12/7/05	Acquisition	15,550	2.22
12/7/05	Acquisition	1,360	2.22
12/7/05	Acquisition	3,633	2.22
12/7/05	Disposition	907,100	Unreported
12/7/05	Disposition	188,000	Unreported
12/7/05	Disposition	16,000	Unreported
12/7/05	Acquisition	308,100	Unreported
12/7/05	Acquisition	2,029,584	Unreported
13/7/05	Acquisition	22,300	2.21
13/7/05	Acquisition	22,904	Unreported
13/7/05	Acquisition	474,820	Unreported
13/7/05	Acquisition	70,493	2.21
13/7/05	Disposition	200,188	Unreported
13/7/05	Acquisition	360,900	Unreported
13/7/05	Disposition	3,300	Unreported
14/7/05	Acquisition	13,019	2.27
14/7/05	Acquisition	25,500	Unreported
14/7/05	Acquisition	68,805	2.25
14/7/05	Acquisition	75,000	Unreported
14/7/05	Acquisition	298,470	Unreported
14/7/05	Disposition	6,900	Unreported
14/7/05	Acquisition	47,277	2.25
14/7/05	Disposition	1,179	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
14/7/05	Acquisition	1,179	Unreported
14/7/05	Disposition	48,747	Unreported
14/7/05	Disposition	76,193	Unreported
14/7/05	Disposition	151,000	Unreported
15/7/05	Acquisition	405,000	2.01
15/7/05	Disposition	200,000	Unreported
15/7/05	Acquisition	10	2.34
15/7/05	Acquisition	40,500	Unreported
15/7/05	Disposition	400,000	Unreported
15/7/05	Acquisition	302,272	Unreported
15/7/05	Disposition	5,822,586	Unreported
15/7/05	Disposition	48,456	Unreported
18/7/05	Acquisition	89,510	Unreported
18/7/05	Disposition	5,000	Unreported
18/7/05	Acquisition	100,000	2.31
18/7/05	Acquisition	1,260,000	2.28
18/7/05	Acquisition	1,680,000	2.34
18/7/05	Acquisition	890,000	2.38
18/7/05	Disposition	149,300	Unreported
18/7/05	Acquisition	20,000	Unreported
18/7/05	Disposition	81,050	Unreported
18/7/05	Acquisition	772	2.33
18/7/05	Acquisition	2,267	2.33
18/7/05	Acquisition	2,773	2.33
18/7/05	Acquisition	2,276	2.33
18/7/05	Acquisition	1,912	2.33
18/7/05	Acquisition	700,000	2.33
18/7/05	Disposition	38,750	Unreported
18/7/05	Disposition	84,314	Unreported
18/7/05	Disposition	1,549,342	Unreported
19/7/05	Acquisition	3,023,343	Unreported
19/7/05	Acquisition	309,966	2.29
19/7/05	Disposition	77,150	Unreported
19/7/05	Disposition	288,068	Unreported
19/7/05	Disposition	5,000	Unreported
19/7/05	Acquisition	66,300	2.34
19/7/05	Disposition	190,000	Unreported
19/7/05	Acquisition	457	Unreported
19/7/05	Disposition	36,634	Unreported
19/7/05	Disposition	2,950,000	Unreported
19/7/05	Acquisition	385,000	Unreported
20/7/05	Acquisition	2,774,966	Unreported
20/7/05	Acquisition	268,167	2.38
20/7/05	Disposition	904,374	Unreported
20/7/05	Disposition	636	Unreported
20/7/05	Acquisition	420,000	2.46
20/7/05	Disposition	512,621	Unreported
20/7/05	Disposition	31,993	Unreported
20/7/05	Disposition	40,000	Unreported
20/7/05	Acquisition	300,000	Unreported
20/7/05	Disposition	35,000	Unreported
21/7/05	Acquisition	100,000	Unreported
21/7/05	Disposition	5,749	Unreported
21/7/05	Disposition	1,473,161	Unreported
21/7/05	Acquisition	9,000	2.49
21/7/05	Acquisition	115,000	2.45
21/7/05	Disposition	27,573	Unreported
21/7/05	Disposition	116,427	Unreported
21/7/05	Acquisition	490,785	Unreported
21/7/05	Disposition	24,488	Unreported
21/7/05	Disposition	217,965	Unreported
22/7/05	Acquisition	360,748	2.44
22/7/05	Disposition	8,827	Unreported
22/7/05	Acquisition	136,654	2.44
22/7/05	Disposition	136,654	Unreported
22/7/05	Disposition	128,578	Unreported
22/7/05	Acquisition	58,493	2.44
22/7/05	Acquisition	250,000	Unreported
22/7/05	Acquisition	8,136	Unreported
22/7/05	Acquisition	100,000	Unreported
22/7/05	Disposition	100,000	Unreported
25/7/05	Acquisition	4,309	2.48
25/7/05	Acquisition	182,869	2.48
25/7/05	Disposition	43,750	Unreported
25/7/05	Acquisition	2,652	2.48
25/7/05	Disposition	422,700	Unreported
25/7/05	Acquisition	34,100	2.47
25/7/05	Disposition	242,224	Unreported
25/7/05	Disposition	211,872	Unreported
25/7/05	Disposition	450,000	Unreported
25/7/05	Disposition	76,159	Unreported
26/7/05	Disposition	29,000	Unreported
26/7/05	Disposition	73,440	Unreported
26/7/05	Acquisition	39,400	2.45
26/7/05	Disposition	2,068	Unreported
26/7/05	Disposition	19,024	Unreported
26/7/05	Disposition	190,000	Unreported
26/7/05	Disposition	123,600	Unreported
26/7/05	Acquisition	1,498,758	Unreported
27/7/05	Acquisition	1,353	2.43
27/7/05	Disposition	88,305	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
27/7/05	Disposition	20,273	Unreported
27/7/05	Acquisition	23,884	Unreported
27/7/05	Disposition	89,689	Unreported
27/7/05	Acquisition	921	Unreported
27/7/05	Acquisition	384	Unreported
27/7/05	Disposition	21,000	Unreported
28/7/05	Acquisition	295,760	2.41
28/7/05	Disposition	137,040	Unreported
28/7/05	Acquisition	7,100	2.40
28/7/05	Acquisition	60,000	Unreported
28/7/05	Acquisition	5,300	Unreported
28/7/05	Acquisition	300,000	Unreported
28/7/05	Disposition	216,418	Unreported
28/7/05	Acquisition	4,240	2.41
28/7/05	Disposition	409,300	Unreported
28/7/05	Disposition	40,000	Unreported
28/7/05	Acquisition	2,250	Unreported
29/7/05	Disposition	40,000	Unreported
29/7/05	Acquisition	562	Unreported
29/7/05	Acquisition	1,500	2.38
29/7/05	Acquisition	2,740	2.38
29/7/05	Acquisition	300,000	2.40
29/7/05	Disposition	58,515	Unreported
29/7/05	Acquisition	408,000	Unreported
29/7/05	Disposition	1,842,775	Unreported
1/8/05	Acquisition	20,832	2.42
1/8/05	Acquisition	45,000	2.42
1/8/05	Acquisition	1,692	Unreported
1/8/05	Acquisition	62,300	2.41
1/8/05	Acquisition	100,000	2.38
1/8/05	Acquisition	100,000	2.41
1/8/05	Acquisition	150,088	Unreported
1/8/05	Acquisition	241,276	Unreported
1/8/05	Disposition	98,280	Unreported
1/8/05	Disposition	241,276	Unreported
1/8/05	Disposition	1,000,000	Unreported
2/8/05	Acquisition	452,953	2.38
2/8/05	Disposition	320,000	Unreported
2/8/05	Acquisition	235,433	2.41
2/8/05	Acquisition	681,000	2.51
2/8/05	Acquisition	453,400	2.41
2/8/05	Acquisition	57,130	Unreported
2/8/05	Acquisition	385,000	2.45
2/8/05	Disposition	508,724	Unreported
2/8/05	Acquisition	142,000	Unreported
2/8/05	Acquisition	175,873	Unreported
3/8/05	Disposition	430,416	Unreported
3/8/05	Disposition	397,226	Unreported
3/8/05	Acquisition	316,013	2.45
3/8/05	Acquisition	452,133	2.46
3/8/05	Disposition	148,097	Unreported
3/8/05	Disposition	127,750	Unreported
3/8/05	Acquisition	500,000	2.46
3/8/05	Acquisition	500,000	2.46
3/8/05	Acquisition	145,000	2.46
3/8/05	Acquisition	355,000	2.46
3/8/05	Disposition	5,518	Unreported
3/8/05	Acquisition	834,806	Unreported
4/8/05	Acquisition	59,043	2.46
4/8/05	Acquisition	25,679	2.46
4/8/05	Acquisition	4,054	2.46
4/8/05	Acquisition	6,757	2.46
4/8/05	Acquisition	3,379	2.46
4/8/05	Acquisition	37,755	2.46
4/8/05	Acquisition	10,826	2.46
4/8/05	Acquisition	6,700	2.47
4/8/05	Disposition	10,000	Unreported
4/8/05	Acquisition	487	Unreported
4/8/05	Acquisition	42,198	2.46
4/8/05	Acquisition	195,972	2.46
4/8/05	Disposition	400,000	Unreported
4/8/05	Disposition	250,000	Unreported
4/8/05	Disposition	81,570	Unreported
4/8/05	Acquisition	18,430	Unreported
4/8/05	Disposition	4,240	Unreported
4/8/05	Disposition	277,001	Unreported
4/8/05	Acquisition	81,570	Unreported
5/8/05	Acquisition	100,000	2.05
5/8/05	Acquisition	6,300	2.48
5/8/05	Acquisition	648,269	Unreported
5/8/05	Disposition	137,616	Unreported
5/8/05	Disposition	2,600	Unreported
5/8/05	Disposition	250,000	Unreported
5/8/05	Acquisition	100,000	Unreported
8/8/05	Disposition	378,300	Unreported
8/8/05	Acquisition	19,300	2.47
8/8/05	Disposition	849,312	Unreported
8/8/05	Acquisition	130,984	2.46
8/8/05	Disposition	107,600	Unreported
8/8/05	Disposition	252,258	Unreported
8/8/05	Acquisition	145,600	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
9/8/05	Disposition	1,070,970	Unreported
9/8/05	Acquisition	2,000	2.46
9/8/05	Disposition	85,000	Unreported
9/8/05	Acquisition	40,000	2.55
9/8/05	Acquisition	440,000	2.47
9/8/05	Acquisition	135,713	2.48
9/8/05	Disposition	308,056	Unreported
9/8/05	Disposition	2,966,400	Unreported
9/8/05	Disposition	68,100	Unreported
9/8/05	Disposition	140,000	Unreported
9/8/05	Disposition	127,800	Unreported
10/8/05	Acquisition	7,061	2.46
10/8/05	Acquisition	58,179	2.47
10/8/05	Disposition	881,945	Unreported
10/8/05	Acquisition	36,812	2.47
10/8/05	Acquisition	5,383	2.47
10/8/05	Acquisition	1,937	2.47
10/8/05	Acquisition	3,161	2.47
10/8/05	Acquisition	162,256	2.47
10/8/05	Acquisition	56,296	2.47
10/8/05	Acquisition	278,520	2.47
10/8/05	Acquisition	190,237	2.47
10/8/05	Acquisition	16,648	2.47
10/8/05	Acquisition	2,041	2.47
10/8/05	Acquisition	5,703	2.47
10/8/05	Acquisition	21,867	2.47
10/8/05	Acquisition	66,557	2.47
10/8/05	Acquisition	508,032	Unreported
10/8/05	Disposition	386,752	Unreported
10/8/05	Disposition	573,529	Unreported
10/8/05	Disposition	974	Unreported
10/8/05	Acquisition	60,900	Unreported
11/8/05	Acquisition	111,237	2.43
11/8/05	Acquisition	6,968	Unreported
11/8/05	Disposition	777,584	Unreported
11/8/05	Acquisition	7,610	2.43
11/8/05	Acquisition	211,484	2.43
11/8/05	Acquisition	37,473	2.43
11/8/05	Acquisition	10,063	2.43
11/8/05	Acquisition	60,223	2.43
11/8/05	Acquisition	3,150	2.43
11/8/05	Acquisition	65,000	2.69
11/8/05	Disposition	316,000	Unreported
11/8/05	Acquisition	3,119,150	Unreported
12/8/05	Acquisition	700,000	2.42
12/8/05	Disposition	8,843	Unreported
12/8/05	Disposition	464,000	Unreported
12/8/05	Disposition	704,425	Unreported
12/8/05	Disposition	250,000	Unreported
12/8/05	Disposition	97,099	Unreported
15/8/05	Acquisition	2,619	2.45
15/8/05	Disposition	823,455	Unreported
15/8/05	Acquisition	45,253	2.44
15/8/05	Acquisition	4,888	2.45
15/8/05	Acquisition	20,235	2.45
15/8/05	Acquisition	48,013	2.45
15/8/05	Acquisition	35,079	2.45
15/8/05	Disposition	476,545	Unreported
15/8/05	Acquisition	7,000	Unreported
15/8/05	Disposition	908,600	Unreported
15/8/05	Acquisition	173,414	2.44
15/8/05	Acquisition	242,986	2.44
15/8/05	Acquisition	85,231	2.44
15/8/05	Acquisition	1,289,504	2.44
15/8/05	Acquisition	645,798	Unreported
15/8/05	Acquisition	9,747	Unreported
16/8/05	Acquisition	2,900	2.47
16/8/05	Acquisition	6,000	2.47
16/8/05	Disposition	160,772	Unreported
16/8/05	Acquisition	3,100	2.46
16/8/05	Acquisition	96,900	2.46
16/8/05	Disposition	489,228	Unreported
16/8/05	Disposition	110,034	Unreported
16/8/05	Acquisition	5,000	Unreported
17/8/05	Disposition	1,200,000	Unreported
17/8/05	Disposition	757,200	Unreported
17/8/05	Acquisition	15,151	2.47
17/8/05	Acquisition	70,491	2.47
17/8/05	Acquisition	74,325	2.47
17/8/05	Acquisition	64,771	2.47
17/8/05	Acquisition	11,703	2.47
17/8/05	Disposition	25,000	Unreported
17/8/05	Disposition	19,850	Unreported
17/8/05	Disposition	6,000	Unreported
17/8/05	Acquisition	43,600	2.48
17/8/05	Disposition	16,496	Unreported
17/8/05	Acquisition	795,000	Unreported
17/8/05	Acquisition	518,123	2.46
17/8/05	Acquisition	34,246	2.46
17/8/05	Acquisition	97,631	2.46
18/8/05	Disposition	237,077	Unreported
18/8/05	Disposition	754,017	Unreported
18/8/05	Acquisition	230,231	Unreported
18/8/05	Disposition	516,043	Unreported
18/8/05	Acquisition	292,700	2.47
18/8/05	Acquisition	98,137	2.47
18/8/05	Acquisition	281,224	2.47
18/8/05	Disposition	100,000	Unreported
18/8/05	Disposition	800,000	Unreported
19/8/05	Acquisition	80,000	2.47
19/8/05	Acquisition	11,902	2.46
19/8/05	Disposition	2,392,922	Unreported
19/8/05	Disposition	1,192,484	Unreported
19/8/05	Disposition	500,000	Unreported
19/8/05	Disposition	75,125	Unreported
19/8/05	Acquisition	9,569	Unreported
19/8/05	Acquisition	443,625	2.53
19/8/05	Disposition	2,093,716	Unreported
19/8/05	Acquisition	76,604	2.46
19/8/05	Acquisition	819,988	2.46
19/8/05	Acquisition	286,146	2.46
19/8/05	Disposition	551,893	Unreported
22/8/05	Acquisition	309,400	2.59
22/8/05	Disposition	400,000	Unreported
22/8/05	Disposition	3,848,107	Unreported
22/8/05	Disposition	4,385,856	Unreported
22/8/05	Acquisition	812,387	2.60
22/8/05	Acquisition	208,700	Unreported
22/8/05	Disposition	311,000	Unreported
22/8/05	Disposition	250,000	Unreported
22/8/05	Disposition	50,000	Unreported
22/8/05	Disposition	447,687	Unreported
22/8/05	Acquisition	318,500	Unreported
23/8/05	Acquisition	1,520,639	2.47
23/8/05	Acquisition	4,433,866	2.46
23/8/05	Acquisition	599,800	2.56
23/8/05	Disposition	1,102,035	Unreported
23/8/05	Disposition	1,715,000	Unreported
23/8/05	Disposition	5,688,750	Unreported
23/8/05	Disposition	350,000	Unreported
23/8/05	Acquisition	563,800	2.56
23/8/05	Disposition	2,158,100	Unreported
23/8/05	Disposition	200,000	Unreported
23/8/05	Acquisition	200,000	2.56
23/8/05	Acquisition	1,361,400	2.56
23/8/05	Acquisition	124,600	2.56
23/8/05	Acquisition	13,100	2.56
23/8/05	Acquisition	487,300	2.56
23/8/05	Acquisition	1,301,178	1.47
23/8/05	Disposition	3,304	Unreported
23/8/05	Disposition	903,500	Unreported
23/8/05	Acquisition	4,830,000	Unreported
23/8/05	Acquisition	82,500	Unreported
23/8/05	Disposition	906	Unreported
24/8/05	Acquisition	154,900	2.55
24/8/05	Disposition	3,480,992	Unreported
24/8/05	Disposition	6,618	Unreported
24/8/05	Disposition	244,452	Unreported
24/8/05	Acquisition	712,000	2.55
24/8/05	Acquisition	787,100	2.55
24/8/05	Disposition	533,545	Unreported
24/8/05	Disposition	2,000,000	Unreported
24/8/05	Disposition	2,400	Unreported
24/8/05	Disposition	471,292	Unreported
24/8/05	Acquisition	992,325	Unreported
25/8/05	Acquisition	17,500	Unreported
25/8/05	Disposition	203,801	Unreported
25/8/05	Disposition	1,839,692	Unreported
25/8/05	Disposition	911,422	Unreported
25/8/05	Disposition	2,730	Unreported
25/8/05	Disposition	46,199	Unreported
26/8/05	Disposition	121,800	Unreported
26/8/05	Disposition	607,961	Unreported
26/8/05	Disposition	22,900	Unreported
26/8/05	Disposition	1,121,935	Unreported
26/8/05	Disposition	17,500	Unreported
29/8/05	Disposition	2,000,000	Unreported
29/8/05	Disposition	3,500,000	Unreported
29/8/05	Acquisition	3,300	2.57
29/8/05	Disposition	110,270	Unreported
29/8/05	Disposition	164,890	Unreported
29/8/05	Acquisition	1,945,856	Unreported
29/8/05	Acquisition	450,000	2.71
29/8/05	Acquisition	30,000	Unreported
29/8/05	Disposition	30,000	Unreported
30/8/05	Disposition	1,378,561	Unreported
30/8/05	Disposition	1,089,460	Unreported
30/8/05	Disposition	125,074	Unreported
30/8/05	Disposition	151,164	Unreported
30/8/05	Disposition	1,000,000	Unreported
30/8/05	Disposition	522,000	Unreported
30/8/05	Disposition	632,500	Unreported
30/8/05	Disposition	4,100	Unreported
30/8/05	Disposition	500,000	Unreported
30/8/05	Acquisition	500,000	2.57
30/8/05	Acquisition	2,000,000	2.57
31/8/05	Disposition	22,350	Unreported
31/8/05	Disposition	1,500,000	Unreported
31/8/05	Disposition	15,000	Unreported
31/8/05	Acquisition	250,000	2.54
31/8/05	Acquisition	400,000	2.59
31/8/05	Disposition	557,147	Unreported
31/8/05	Acquisition	500,000	Unreported
31/8/05	Disposition	400,000	Unreported
31/8/05	Disposition	511,395	Unreported
31/8/05	Disposition	484,184	Unreported
31/8/05	Disposition	15,816	Unreported
31/8/05	Acquisition	300,000	Unreported
31/8/05	Acquisition	1,700,000	Unreported
1/9/05	Acquisition	1,200,000	2.52
1/9/05	Acquisition	1,000,000	2.53
1/9/05	Acquisition	20,000	2.53
1/9/05	Disposition	4,558,890	Unreported
1/9/05	Disposition	463,655	Unreported
1/9/05	Disposition	15,520	Unreported
1/9/05	Disposition	400,000	Unreported
1/9/05	Disposition	870	Unreported
1/9/05	Disposition	61,390	Unreported
1/9/05	Disposition	1,000,000	Unreported
1/9/05	Disposition	2,000	Unreported
1/9/05	Disposition	606,080	Unreported
1/9/05	Disposition	206,641	Unreported
1/9/05	Disposition	400,000	Unreported
1/9/05	Disposition	2,250,000	Unreported
1/9/05	Disposition	500,562	Unreported
1/9/05	Disposition	51,859	Unreported
2/9/05	Acquisition	750,000	2.53
2/9/05	Acquisition	206,000	2.53
2/9/05	Acquisition	500,000	Unreported
2/9/05	Disposition	268,301	Unreported
2/9/05	Disposition	12,210	Unreported
2/9/05	Disposition	120,130	Unreported
2/9/05	Disposition	10,220	Unreported
2/9/05	Disposition	387,000	Unreported
2/9/05	Disposition	51,500	Unreported
2/9/05	Acquisition	400,000	2.66
2/9/05	Disposition	11,684	Unreported
5/9/05	Acquisition	222,576	2.53
5/9/05	Acquisition	200,000	2.54
5/9/05	Acquisition	213,120	2.54
5/9/05	Acquisition	192,485	Unreported
5/9/05	Acquisition	25,000	Unreported
5/9/05	Acquisition	175,264	Unreported
5/9/05	Acquisition	47,671	Unreported
5/9/05	Disposition	73,498	Unreported
5/9/05	Acquisition	11,703	Unreported
5/9/05	Disposition	25,000	Unreported
6/9/05	Disposition	44,000	Unreported
6/9/05	Acquisition	500,000	2.54
6/9/05	Acquisition	2,000	2.53
6/9/05	Disposition	160,000	Unreported
6/9/05	Disposition	285,100	Unreported
6/9/05	Acquisition	400,000	2.54
6/9/05	Disposition	36,111	Unreported
6/9/05	Disposition	18	Unreported
6/9/05	Disposition	11,703	Unreported
6/9/05	Disposition	3,997	Unreported
6/9/05	Disposition	152,581	Unreported

NOTES

NOTES